  As filed with the Securities and Exchange Commission on October 16, 2001

  ------------------------------------------------------------------------

                              File No. 333-65194
                              ------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                AMENDMENT NO. 4

                                   FORM S-4
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                          --------------------------

                              KAISER VENTURES LLC
            (Exact name of Registrant as specified in its charter)

             Delaware                                      33-0972983
             --------                                      ----------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                       Identification Number)

                    3633 E. Inland Empire Blvd., Suite 850
                           Ontario, California 91764
                                (909) 483-8500
                   (Address of Principal Executive Offices)
                              ___________________
                Terry L. Cook                  Copies of communications sent to:
          Executive Vice President                Theodore E. Guth, Esq.
  3633 E. Inland Empire Blvd., Suite 850          Guth | Christopher LLP
          Ontario, California 91764         10866 Wilshire Boulevard, Suite 1250
               (909) 483-8500                  Los Angeles, California 90024
   (Name and address of agent for service)              (310) 474-8809


Approximate date of commencement of proposed sale to the public: As soon as practicable.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_].

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                              ___________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                            Kaiser Ventures Inc.
                     3633 E. Inland Empire Blvd., Suite 850
                           Ontario, California  91764
                        _______________________________

                             NOTICE OF ANNUAL MEETING OF
                                  STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 28, 2001

                        _______________________________

     NOTICE IS HEREBY GIVEN that an annual meeting of stockholders of Kaiser Ventures Inc. will be held at the Doubletree Hotel Ontario, located at 222 N. Vineyard Avenue, Ontario, California 91764, on November 28, 2001, at 9:00 A.M., local time, for the following purposes:


     . To elect seven directors to serve as a member of the Board of Directors of Kaiser Ventures Inc. until the next annual meeting or until their successors are elected.

     . To approve a Conversion Proposal providing for the conversion of Kaiser into a limited liability company. This would be accomplished by merging the existing corporation into Kaiser Ventures LLC, a newly-formed Delaware limited liability company, under the terms of the Agreement and Plan of Merger attached as Annex A. Under the
          Conversion Proposal, you would receive $10 in cash and one Class A Unit in the successor limited liability company for each share of our Common Stock you own. The Class A Units would not be traded on any securities market.

     . To authorize the adjournment of the annual meeting in order to solicit additional votes in the event not enough votes are received to approve the Conversion Proposal.


     . To transact any other business as may properly come before the annual meeting or any adjournments or postponements of the meeting.


     Our Common Stock is currently traded the Nasdaq Stock Market under the symbol "KRSC." Only holders of record of our Common Stock at the close of business on October 8, 2001, are entitled to receive notice of, and to vote at, the annual meeting or any adjournments or postponements of the meeting. It is important that you vote. You are cordially invited to attend the meeting. However, to ensure that you are represented at the annual meeting, please
                                                                   ------
complete, sign and date the enclosed proxy card and return it as promptly as
----------------------------------------------------------------------------
possible in the enclosed postage-paid envelope.  If you hold any shares of
----------------------------------------------
Common Stock in "street name" by a broker, your broker will only vote your shares upon receiving proper instructions with respect to casting your vote.
You have the right to revoke your proxy at any time before it is voted by giving us written notice of revocation by mail or by facsimile, by submitting a subsequent proxy or by voting in person at the annual meeting. If you indicate no instructions on your proxy card with respect to a proposal, we will vote your shares "FOR" that proposal.


     You should carefully consider the risk factors relating to the Conversion Proposal, the related merger and our business, which are described beginning on page 15 of the enclosed Proxy Statement/Prospectus. Please review the Proxy Statement/Prospectus accompanying this Notice carefully for information relating to these matters.

                                    By Order of the Board of Directors.


                                    Secretary
                                    Terry L. Cook

Ontario, California
October 16, 2001


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Class A Units to be distributed as a result of the Conversion Proposal, or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where such an offer or solicitation would be illegal. No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense and you should not rely on such information or representation.

                             Kaiser Ventures Inc.

                          PROXY STATEMENT/PROSPECTUS
                      FOR ANNUAL MEETING OF STOCKHOLDERS
                     TO BE HELD ON November 28, 2001

                         _____________________________

                INFORMATION CONCERNING SOLICITATION AND VOTING
                         _____________________________

     We are furnishing this Proxy Statement/Prospectus to you in connection with our solicitation of proxies at the annual meeting. We are first mailing this Proxy Statement/Prospectus and the accompanying form of proxy on or about October 23, 2001.


Time, Place and Purposes

     Kaiser Ventures Inc., referred to as Kaiser Inc., will hold its annual meeting at the Doubletree Hotel Ontario, located at 222 N. Vineyard Avenue, Ontario, California 91764, on November 28, 2001, at 9:00 A.M., local time. At the annual meeting, we will ask you:


     . To elect seven directors to serve as a member of our Board of Directors until the next annual meeting or until their successors are elected.

     . To approve a Conversion Proposal providing for the conversion of Kaiser Inc. into a limited liability company. This would be accomplished by merging the existing corporation into Kaiser Ventures LLC, a newly-formed Delaware limited liability company, under the terms of an Agreement and Plan of Merger attach as Annex A.
          For ease of reference, we will refer to the existing corporation as Kaiser Inc., and to the limited liability company as Kaiser LLC. Under the Conversion Proposal, you would receive $10 in cash and one Class A Unit in Kaiser LLC for each share of Common Stock you own. The Class A Units would not be traded on any securities market.

      . To authorize the adjournment of the annual meeting in order to solicit additional votes in the event not enough votes are received to approve the Conversion Proposal.


     Although we are not aware of any other matters to be submitted to the stockholders at the annual meeting, any incidental business which properly comes before the meeting may be transacted at the meeting. Our bylaws require certain advance notice of proposals and nominations. If incidental matters do properly come before the meeting, the persons named in the enclosed proxy may vote on such matters in accordance with their best judgment.


Record Date; Voting Rights; Votes Required for Approval

     Our Board of Directors has fixed the close of business on October 8, 2001 as the record date for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Only stockholders of record as of the close of business on the record date will be entitled to vote at the annual meeting.

     We had 6,442,103 shares of Common Stock outstanding and entitled to vote as of the close of business on the record date. These shares are the only securities that may be voted at the annual meeting. Each share is entitled to one vote.

     Holders of a majority of the issued and outstanding shares of Common Stock, present in person or by proxy, will constitute a quorum for the transaction of business at the annual meeting. The seven nominees for the Board of Directors receiving the greatest numbers of votes at the meeting will be elected to the seven director positions. The affirmative vote of a majority of all outstanding shares of Common Stock is required to approve the Conversion Proposal.

                                     (ii)

Kaiser Inc.'s Board of Directors - Recommendation

     Our Board of Directors unanimously recommends that you vote "FOR" the nominees to be elected to the Board of Directors, "FOR" the Conversion Proposal described in this Proxy Statement/Prospectus and "FOR" the authority to adjourn the annual meeting in order to solicit additional votes in the event not enough votes are received to approve the Conversion Proposal.


Voting and Revocation of Proxies

     All shares represented by valid proxies that Kaiser Inc. receives before the annual meeting will be voted at the annual meeting as specified in the proxy, unless the proxy has been previously revoked. If no specification is made on a proxy with respect to a proposal, the related shares will be voted "FOR" that proposal. Unless you indicate otherwise, your proxy card also will confer discretionary authority on the board-appointed proxies to vote the shares represented by the proxy on any incidental matter that is properly presented for action at the annual meeting.


     If you hold any shares of Common Stock in "street name" by a broker, your broker may vote your shares on your behalf. However, your broker will only vote your shares with respect to the Conversion Proposal upon receiving proper instructions with respect to casting your vote. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, your shares may not be voted by your broker. Abstentions, "withheld" votes, and broker "non-votes" will not affect the election of directors but will have the same effect as votes AGAINST the Conversion Proposal.

     You have the right to revoke your proxy at any time before it is voted by giving written notice of revocation to our Secretary by mail or by facsimile, by submitting a subsequent later-dated proxy or by voting in person at the annual meeting.

Costs of Solicitation

     We will pay the expenses of printing, assembling and mailing this Proxy Statement/Prospectus. In addition to the use of the mails, our directors, officers or regular employees may solicit proxies without additional compensation, except for reimbursement of actual expenses. They may do so using the mails, in person, by telephone or by facsimile transmission. Additionally, Kaiser will post the Proxy Statement/Prospectus on Kaiser's website for public review. Although we have not done so to date, we may also make arrangements with brokerage firms and custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Common Stock held of record by such persons as of the record date. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending these proxy materials to, and obtaining instructions from, beneficial owners. Additionally, on July 11, 2001, Kaiser filed a Schedule 14A with the SEC attaching a press release announcing the submission of the Conversion Proposal to our stockholders, a script from an investor conference call discussing the Conversion Proposal, as well as certain talking points and our website discussion, both relating to the Conversion Proposal.

                              KAISER VENTURES LLC

                                  PROSPECTUS

     Unless otherwise noted, (1) the term "Kaiser Inc." refers to Kaiser Ventures Inc., (2) the term "Kaiser LLC" refers to Kaiser Ventures LLC, (3) the terms "Kaiser," "we," "us," and "our," refer to the ongoing business operations of our company and its subsidiaries, whether conducted in the form of Kaiser Inc. or, if the Conversion Proposal is approved, Kaiser LLC, and (4) the terms "Common Stock" and "stockholder(s)" refer to Kaiser Inc.'s common stock and the holders of that stock, respectively.



     This Proxy Statement/Prospectus forms a part of a Registration Statement on Form S-4, which we have filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the purpose of registering the Class A Units of Kaiser LLC to be issued to Kaiser Inc. stockholders if the Conversion Proposal is adopted. We refer to that Registration Statement, including its exhibits and any amendments, as the "Registration Statement."

                                     (iii)

     This Proxy Statement/Prospectus does not contain all the information in the Registration Statement. Please review the Registration Statement for further information with respect to Kaiser LLC and the Class A Units. See "WHERE YOU CAN FIND MORE INFORMATION ABOUT KAISER." For your convenience, this Proxy Statement/Prospectus summarizes certain terms of the Class A Units, the Merger Agreement between Kaiser Inc. and Kaiser LLC and the Amended and Restated Operating Agreement of Kaiser LLC, referred to as the Operating Agreement. However, the legal rights of the parties would be governed by the actual language of the Merger Agreement and the Operating Agreement, copies of which are attached as Annex A and C, respectively, to this Proxy Statement/Prospectus. Please review them carefully for a complete description of the rights and obligations summarized in this Proxy Statement/Prospectus. The information contained in this Proxy Statement/Prospectus concerning the provisions of these and other documents is necessarily a summary, and for the full terms of those agreements you should carefully read the copy of the applicable document filed with the SEC or attached as an Annex to this Proxy Statement/Prospectus.

                                     (iv)

                               TABLE OF CONTENTS



SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS................................  1
SUMMARY......................................................................  2
  OUR COMPANY................................................................  2
     General.................................................................  2
     Current Strategy........................................................  2
  GENERAL....................................................................  3
  MATTERS TO BE CONSIDERED AT THE MEETING....................................  4
     The Election of Directors...............................................  4
     The Conversion Proposal.................................................  4
ELECTION OF DIRECTORS........................................................  8
THE CONVERSION PROPOSAL...................................................... 10
  QUESTIONS AND ANSWERS RELATED TO THE CONVERSION PROPOSAL................... 10
     Background of The Transaction........................................... 12
     Treatment of Options and Warrants....................................... 13
     Recommendation of Kaiser Inc.'s Board of Directors...................... 13
  RISK FACTORS............................................................... 15
  CERTAIN RISK FACTORS RELATING TO THE CONVERSION PROPOSAL AND
   THE CLASS A UNITS......................................................... 15
  CERTAIN RISKS RELATING TO KAISER'S BUSINESS................................ 18
  COMPARISON OF COMMON STOCK AND CLASS A UNITS............................... 23
  CLASS B UNITS.............................................................. 29
  CONDITIONS TO THE CONVERSION............................................... 30
  FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION PROPOSAL................. 30
  VALUATION OF KAISER AND CLASS A UNITS...................................... 37
  VOTE REQUIRED.............................................................. 40
  APPRAISAL RIGHTS........................................................... 40
  EFFECT OF DISAPPROVAL OF THE CONVERSION PROPOSAL........................... 41
ADJOURNMENT OF MEETING....................................................... 42
PRICE RANGE OF COMMON STOCK.................................................. 43
DIVIDEND POLICY.............................................................. 43
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA........................... 44
PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA.................... 45
PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET..................... 46
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................... 47
  OPERATING RESULTS.......................................................... 51
  FINANCIAL POSITION......................................................... 56
  BUSINESS OUTLOOK........................................................... 57
  CASH MAXIMIZATION STRATEGY................................................. 59
BUSINESS..................................................................... 61
  EAGLE MOUNTAIN LANDFILL PROJECT AND PENDING SALE........................... 62
  WEST VALLEY MATERIALS RECOVERY FACILITY AND TRANSFER STATION............... 65
  EAGLE MOUNTAIN TOWNSITE.................................................... 67
  OTHER KAISER ASSETS........................................................ 67
  COMPLETED TRANSACTIONS..................................................... 67
  EMPLOYEES.................................................................. 68
  PRINCIPAL EXECUTIVE OFFICE AND OFFICE FACILITIES........................... 68
  LEGAL PROCEEDINGS.......................................................... 69
  NEW INSURANCE POLICY....................................................... 71
MANAGEMENT................................................................... 72
  EXECUTIVE OFFICERS......................................................... 72
  BOARD MATTERS.............................................................. 73
  DIRECTOR COMPENSATION...................................................... 75
  EXECUTIVE COMPENSATION..................................................... 75
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS................................. 85
SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS....................... 87
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................... 87
LEGAL MATTERS................................................................ 87
EXPERTS...................................................................... 87
WHERE YOU CAN FIND MORE INFORMATION ABOUT KAISER............................. 88
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................. 88



                                      (v)

FINANCIAL PAGES                                                                     F-1

ANNEX A - Agreement and Plan of Merger..........................................    Annex A
ANNEX B - Certificate of Merger.................................................    Annex B
ANNEX C - Amended and Restated Limited Liability Company Operating Agreement
          of Kaiser Ventures LLC................................................    Annex C
ANNEX D - Text of Section 262 of the Delaware General Corporation Law...........    Annex D
ANNEX E - Audit Committee Charter...............................................    Annex E

                                     (vi)

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     Except for the historical statements and discussions contained in this Proxy Statement/Prospectus, statements in this Proxy Statement/Prospectus constitute "forward-looking statements." In addition, other written or oral statements which constitute forward-looking statements have been made and may be made in the future by Kaiser Inc., Kaiser LLC or both.

     You should not put undue reliance on forward-looking statements. We have an obligation to update and disclose any material developments related to information disclosed in this Proxy Statement/Prospectus through and including the date of the annual meeting of stockholders, however, we undertake no obligation to update or revise any forward-looking statements that are or may be affected by developments which our management do not deem material. When used or incorporated by reference in this Proxy Statement/Prospectus, the words "anticipate," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on certain factors and assumptions about future risks and uncertainties, not all of which are identified in this Proxy Statement/Prospectus. We believe that our assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, our actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to those differences include, among others, the ones discussed below under "Risk Factors," as well as those discussed in other places in this Proxy Statement Prospectus and in our filings with the SEC. For example, our actual results could materially differ from those projected as a result of factors including, among others, Kaiser's inability to complete the anticipated sale of its Eagle Mountain landfill project; litigation, including, among others, claims that relate to Eagle Mountain and pre-bankruptcy activities of Kaiser Steel Corporation, the predecessor of Kaiser, including, among others, asbestos claims; insurance coverage disputes; the impact of federal, state, and local laws and regulations on our permitting and development activities; competition; the challenge, reduction or loss of any claimed tax benefits; and/or general economic conditions in the United States and Southern California. Should one or more of these risks, or any other risks, materialize, or should one or more of our underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, expected or projected. In light of the risks and uncertainties, there can be no assurance that the forward-looking information contained in this Proxy Statement/Prospectus will in fact transpire.

                                   SUMMARY

     This summary only highlights selected information from this Proxy Statement/Prospectus and does not contain all of the information that may be important to you. You should read this entire Proxy Statement/Prospectus and its appendices and the documents to which it refers. For a description of the documents to which this Proxy Statement/Prospectus refers, see "WHERE YOU CAN FIND MORE INFORMATION ABOUT KAISER."

Our Company

     General. We are the reorganized successor to Kaiser Steel Corporation, referred to as Kaiser Steel, which was an integrated steel manufacturer that filed for bankruptcy protection in 1987. Since the bankruptcy, we have been developing certain assets remaining after the Kaiser Steel bankruptcy. Our principal assets currently include:

     . An approximately 80% ownership interest in Mine Reclamation, LLC, (which we refer to as MRC), which has permitted a rail-haul municipal solid waste landfill at a property called the Eagle Mountain Site located in the California desert. This landfill is currently subject to a contract for its sale to County District No. 2 of Los Angeles County (which we refer to as the District) for approximately $41 million;

     . A 50% ownership interest in the West Valley Materials Recovery Facility and Transfer Station, a transfer station and recycling facility located on land acquired from Kaiser, which we refer to as the West Valley MRF; and

     . Approximately 5,400 additional acres owned or controlled by Kaiser at the Eagle Mountain Site that are not included in the pending sale to the District.

     . Cash and cash equivalents of approximately $84 million as of June 30, 2001 as a result of the sale of certain of our past assets, including our ownership interest in Fontana Union Water Company (which we refer to as Fontana Union) for a gross sales price of $87.5 million in March 2001.

     Current Strategy. In September 2000, our Board of Directors approved a strategy to maximize the cash distributed to stockholders. Under this strategy, we have been seeking:

     . To complete the sale of the landfill project at the Eagle Mountain Site and to resolve the related outstanding federal land exchange litigation. This sale is subject to the satisfaction of numerous conditions. As a result, we cannot be sure that this sale will close. Although the contractual expiration date is currently during the fourth quarter of 2001, the date has already been extended a number of times. The conditions to closing are not expected to be met by the current expiration date, and the parties will have to decide whether to extend the period one or more additional times. Even if the sale is completed, we do not expect to receive any cash from the sale until the related land exchange litigation matter is resolved favorably. If the current land exchange litigation is not favorably resolved, MRC may attempt to cure any defects in the land exchange so that the sale to the District could still be completed. However, if the litigation is not favorably resolved and MRC cannot otherwise cure the defects in a timely fashion, then the District's purchase of the landfill project would be unwound and Kaiser would seek another approach to the Landfill project or abandon it. Although a definite time period for curing any defects has not yet been negotiated with the District, it could take a substantial period of time. For additional information, see "BUSINESS -- Eagle Mountain Landfill Project and Pending
          Sale."

     . To reduce the risk to Kaiser from outstanding environmental and other similar types of liabilities by purchasing additional insurance coverage and negotiating with purchasers of our properties to assume liability risks as part of the sale transaction;

     . To continue to hold our 50% interest in West Valley MRF, which pays cash distributions to Kaiser, until we believe its is appropriate to maximize stockholder value for this asset through a sale or other alternative transaction;

     . To sell miscellaneous assets such as surplus property and mineral interests in Southern California; and

     . To further reduce our general and administrative expenses by continuing to reduce our staff as well as sell our remaining assets.

     Consistent with this strategy, we have recently completed or entered into the following transactions:

     . MRC entered into an agreement to sell the landfill project at the Eagle Mountain Site in August 2000. For additional information, see "BUSINESS --Eagle Mountain Landfill Project and Pending Sale -- Pending Sale of the Landfill Project."

     . We sold approximately 588 acres of the former Kaiser Steel mill site property (which we refer to as the Mill Site Property) in mid-August 2000 for $16 million in cash plus the assumption of certain environmental liabilities. For additional information, see " BUSINESS -- Completed Transactions - Sale of Mill Site Property."

     . We sold approximately 37 additional acres of the Mill Site Property in October 2000 for $3.8 million in cash. For additional information, see " BUSINESS -- Completed Transactions - Sale of Rancho Cucamonga Parcel."

     . We sold our interest in Fontana Union in March 2001 for $87.5 million in cash, plus approximately $2.5 million in additional payments due under a related lease. For additional information, see "BUSINESS - Completed Transactions -Fontana Union Stock Sale."

     . We purchased an insurance policy covering substantially all of Kaiser's remaining historical environmental and asbestos risks and anticipated litigation for the next 12 years for an aggregate cost of approximately $5.8 million, of which KSC Recovery, Inc., Kaiser Steel's bankruptcy estate, paid $2 million and we paid the balance of approximately $3.8 million.

     Kaiser is a Delaware corporation. Our principal executive offices are located at 3633 E. Inland Empire Blvd., Suite 850, Ontario, California 91764. Our telephone number is (909) 483-8500.

General



Meeting Date; Time; and
Location..............................  November 28, 2001, 9:00 A.M., local time, at the Doubletree Hotel
                                        Ontario, located at 222 N. Vineyard Avenue, Ontario, California 91764.

Quorum................................  Holders of a majority of the issued and outstanding shares of Common
                                        Stock, present in person or by proxy, will constitute a quorum for the transaction of business at the annual meeting.

Record Date; Shares Entitled to
Vote..................................  October 8, 2001.  Only stockholders as of the close of business on the record date will be entitled to vote at the annual meeting.  We had
                                        6,442,103 shares of Common Stock outstanding and entitled to vote as of the close of business on the record date.  Each of those shares is entitled to one vote on each matter to come before the meeting.

Voting Procedure......................  After you read and consider the information in this Proxy
                                        Statement/Prospectus, mark your proxy card fully with respect to each matter, and then mail your signed and dated proxy card in the enclosed return envelope as promptly as possible.  To make sure you are represented at the meeting, you should return your proxy card whether or not you plan to attend.  You have the right to revoke your proxy at any time before it is voted by giving written notice of revocation to our
                                        Secretary by mail or facsimile, by submitting a subsequent later-dated proxy, or by voting in person at the annual meeting.  If you hold your shares in "street name,"

Voting Procedure......................  you must instruct your broker how you would like him or her to vote your shares in order for your shares to be voted with respect to the Conversion
                                        Proposal.  Abstaining from voting will have no effect with regard to the election of directors but will have the same effect as a vote AGAINST the
                                        Conversion Proposal.

Matters To Be Considered At The Meeting


The Election Of Directors               We will elect a board of seven directors at our annual meeting, all of
-------------------------               the same class and each serving a one year term, or until their successors have been duly elected and qualified.

                                        Our Board of Directors has nominated Richard E. Stoddard, Ronald E.
                                        Bitonti, Todd G. Cole, Gerald A. Fawcett, Reynold C. MacDonald, Charles
                                        E. Packard and Marshall F. Wallach for the seven positions.

                                        The seven nominees receiving the greatest numbers of votes at the meeting will be elected to Kaiser Inc.'s Board of Directors.

                                        For more information, please see "ELECTION OF DIRECTORS."

The Conversion Proposal
-----------------------


The Conversion Proposal...............  Under the Conversion Proposal, Kaiser would be converted into a Delaware limited liability company by merging into Kaiser LLC.  See "THE
                                        CONVERSION PROPOSAL - Questions and Answers Related to the Conversion
                                        Proposal" and "- Summary Of The Conversion Proposal."
Reason for the Conversion
Proposal..............................  Our Board of Directors believes that converting Kaiser into a limited liability company would permit Kaiser to recognize a tax loss from MRC this year, to distribute significant cash to our stockholders on a tax advantageous basis, to avoid the double taxation generally imposed on future corporate income distributed to investors and to sell our remaining assets without the further approval of unit holders.  More specifically, by converting to a limited liability company on or before
                                        December 31, Kaiser would save an estimated  $10.5-$12.0 million in taxes in 2001 by capturing the significant tax losses associated with
                                        MRC.  (Our actual tax savings can only be determined after the merger.)
                                        These tax savings mean that we can increase the cash distributed to our stockholders by almost $2.00 per share.  In addition, a conversion should mean that most of our stockholders will be able to offset their tax basis in each share of Common Stock against the merger consideration, with only the difference taxed at capital gains rates.
                                        See "THE CONVERSION PROPOSAL - Federal Income Tax Consequences of the
                                        Conversion Proposal."

The Merger............................  If the Conversion Proposal is approved, Kaiser Inc. would merge into
                                        Kaiser LLC pursuant to the terms for the Agreement and Plan of Merger attached as Annex A. A copy of The Agreement and Plan of Merger is attached as Annex A to this Proxy Statement/Prospectus.

Merger Consideration..................  In the conversion, you would receive $10 in cash and one Class A Unit
                                        (collectively, we refer to this as the "merger consideration") for each share of currently outstanding Common Stock.  See "THE CONVERSION
                                        PROPOSAL-Questions and Answers Related to the Conversion Proposal" and
                                        "- Summary of the Conversion Proposal."


Effect of Conversion Proposal.........  If the Conversion Proposal is approved,

                                           .  Kaiser would become a limited liability company.

                                           .  The assets and liabilities of Kaiser LLC would be the same as those of Kaiser Inc., except that the stockholders of Kaiser would have received $10 in cash, thereby reducing Kaiser's cash position.

                                           .  The Board of Kaiser LLC would be reduced to five managers, Richard
                                              E. Stoddard, Ronald E. Bitonti, Todd G. Cole, Gerald A. Fawcett and
                                              Marshall F. Wallach, from Kaiser Inc.'s seven directors, and the officers and other employees of Kaiser LLC would be the same as that of
                                              Kaiser Inc., although we expect to continue to reduce staff as our assets are sold.  In the event any of Messrs. Stoddard, Bitonti, Cole,
                                              Fawcett or Wallach is not elected to the Board of Kaiser Inc., the individual elected in his place shall also become a member of the Board of Kaiser LLC.

                                           .  The holders of the Class A Units (on a fully diluted basis) would be the same as the holders of the Common Stock.  The only other ownership interests in Kaiser LLC would be nonvoting Class B Units held by MRC's current and former management.  These units would provide only for cash payments of approximately 2% of any principal portion of the sales price received by MRC on the sale of the Eagle Mountain landfill project to the District.  The issuance of the Class B Units is designed to incentivize MRC's current and former management to continue to assist, as needed, to close the sale of the landfill project to the District and collection of the purchase price.  See "THE CONVERSION PROPOSAL -- Class
                                              B Units").

                                           .  The Class A Units would contain transfer restrictions and would not be traded on any securities market.

                                           .  The remaining assets of Kaiser LLC could be sold without further approval of the Class A Units or Class B Units.

                                        For more information, please see "THE CONVERSION PROPOSAL-Summary of the
                                        Conversion Proposal."

Risk Factors..........................  The Conversion Proposal carries certain risks, including, among others, material transfer restrictions on the trading of Class A Units, the potential for taxable income without cash distributions and certain other tax consequences.  Kaiser would also continue to be subject to its current business risks.  See "THE

Risk Factors..........................  CONVERSION PROPOSAL -- Risk Factors."

Rights of Members.....................  Because Kaiser LLC is a limited liability company rather than a corporation, our Common Stock would be exchanged for "membership units"
                                        and the owners would be called "members," not "stockholders."  Moreover, the rights of the members would be governed by Kaiser LLC's Amended and Restated Operating Agreement, referred to as the Operating Agreement, a copy of which is attached as Annex C to this Proxy Statement/Prospectus, and Delaware law.  For a summary of some aspects of the Operating Agreement, please see "THE CONVERSION PROPOSAL -- Comparison Of Common Stock and
                                        Class A Units."

Trading and Transfer..................  The Common Stock is currently traded on the Nasdaq Stock Market under the symbol "KRSC." On July 13, 2001, the day immediately preceding our announcement of the Conversion Proposal, the closing price of the Common
                                        Stock was $13.00.  On October 15, 2001, the closing price of the Common
                                        Stock was $12.15.  The Class A Units are not traded on any securities market, and would not be traded on any securities market after the conversion because of the application of certain tax laws.  Accordingly, you cannot expect to sell your Class A Units even if you need liquidity.
                                        See "THE CONVERSION PROPOSAL--Comparison Of Common Stock And Class A
                                        Units -- Transfer Restrictions."

Tax Consequences......................  The Conversion Proposal would be a taxable transaction.  Among other things, each stockholder will generally recognize gain or loss per share of Common Stock for federal income tax purposes equal to the difference between the tax basis in that share of Common Stock and the sum of $10 and the value of a Class A Unit on the date of the merger.  See "THE
                                        CONVERSION PROPOSAL -- Federal Income Tax Consequences of The Conversion
                                        Proposal."

Votes Required........................  A majority of all issued and outstanding shares of Common Stock entitled to vote is required to approve the Conversion Proposal.

Appraisal Rights......................  You have certain rights under the Delaware General Corporation Law (the
                                        "DGCL") to dissent with regard to the merger and to receive payment in cash of the fair value of your shares of Common Stock if the merger contemplated by the Conversion Proposal is completed.  These rights are called "appraisal rights," and any shares for which the appraisal rights are perfected are called "Dissenting Shares."  Stockholders who wish to perfect their appraisal rights must comply with the procedures set forth in Section 262 of the DGCL, the text of which is set forth in Annex D to this Proxy Statement/Prospectus, and must not vote in favor of the adoption of the merger agreement at the annual meeting. While you pursue your appraisal rights at your expense, you will not be entitled to any part of the merger consideration, including the cash payment.  Unless the dissenting stockholder and Kaiser Inc. agree on the fair cash value for the Dissenting Shares, the Delaware courts will ultimately determine the fair cash value of any Dissenting Shares.  See "THE CONVERSION
                                        PROPOSAL--Appraisal Rights."

Recommendation........................  Our Board of Directors has unanimously approved and recommends that you vote "FOR" the Conversion Proposal.

Recommendation........................  See "THE CONVERSION PROPOSAL --
                                        Recommendation."

                        ITEM 1.  ELECTION OF DIRECTORS


     We will elect a board of seven directors for Kaiser Inc. at the annual meeting, all of the same class and each serving a one year term, or until their successors have been duly elected and qualified. The seven nominees receiving the greatest numbers of votes at the meeting will be elected to the seven director positions. Our Board of Directors recommends that you vote FOR each of
                                                                     ---
the nominees listed below. Each of the nominees listed below has consented to being named in this Proxy Statement/Prospectus and to serve on the Board of Kaiser Inc. if elected.

     Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Board of Directors' seven nominees named below, all of whom are presently directors of Kaiser Inc. If any nominee is unable or declines to serve as director at the time of the annual meeting, the proxies will be voted for any nominee who is designated by Kaiser Inc.'s present Board of Directors to fill the vacancy. If the Conversion Proposal is not approved, the term of office of each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been elected and qualified. If the Conversion Proposal is approved and the related merger completed, the terms of these directors would end when Kaiser Inc. ceases to exist upon the merger, and the Board of Managers of Kaiser Ventures LLC would consist of Richard E. Stoddard, Ronald E. Bitonti, Todd G. Cole, Gerald A. Fawcett and Marshall F. Wallach. In the event any of Messrs. Stoddard, Bitonti, Cole, Fawcett or Wallach is not elected to the Board of Kaiser Inc., the individual elected in his place shall also become a member of the Board of Kaiser LLC.


          Name               Age                     Position with Kaiser
          ----               ---                     --------------------

Richard E. Stoddard          50              Chief Executive Officer, President
                                             And Chairman of the Board

Ronald E. Bitonti            68              Director

Todd G. Cole                 80              Director

Gerald A. Fawcett            68              Vice Chairman

Reynold C. MacDonald         85              Director

Charles E. Packard           57              Director

Marshall F. Wallach          58              Director


     Richard E. Stoddard was appointed Chief Executive Officer of Kaiser Inc. in June 1988, and has held that position and/or the position of Chairman of the Board since such date. Prior to joining Kaiser Inc. in 1988, he was an attorney in private practice in Denver, Colorado. Mr. Stoddard is Chairman of the Board of Managers of MRC. He served on the Board of Directors of Penske Motorsports, Inc. until it was acquired by International Speedway Corporation in July 1999.

     Ronald E. Bitonti is Chairman of the Benefits Committee for the Kaiser's Voluntary Employees' Beneficiary Association Trust, referred to as VEBA, and was Chairman of the Reorganized Creditors' Committee formed during the Kaiser Steel bankruptcy until dissolution of this committee in 1991. From 1985 to 1991, Mr. Bitonti served as International Representative for the United Steelworkers of America. Mr. Bitonti retired from Kaiser Steel in 1981 and has been a director since November 1991.

     Todd G. Cole was Chief Executive Officer of CIT Financial Corporation from 1981 to 1986, following eight years of service as President and Chief Operating Officer of CIT, before starting his present career as a consultant and corporate director. He was appointed President of Cole & Wilds Associates, Inc., a consulting company, in 1997, and continues to serve in such capacity. In
                       ----
addition, he serves on the Board of Directors of Avborne, Inc. (aircraft and component overhaul), Hawaiian Airlines,

Inc. (certificated air carrier), IB Net, Ltd. (business-to-business internet services), Ionosphere, Inc. (automated resources management) and 1Hemispher.com (bringing the benefits of the internet to small business enterprises). Mr. Cole has been a director since November 1989.

     Gerald A. Fawcett was President and Chief Operating Officer of Kaiser Inc. from January 1996, until his retirement from full time duties on January 15, 1998. He was appointed to Kaiser Inc.'s Board on January 15, 1998, and currently serves as Vice Chairman of the Board. Mr. Fawcett started his employment with the former Kaiser Steel in 1951. He held various positions in the steel company, and ultimately became division superintendent of the cold rolled and coated products division. In 1988, after a five year consulting business working with domestic and overseas steel industry clients, Mr. Fawcett joined Kaiser Inc. as Senior Vice President and became Executive Vice President in October 1989. He is also Vice Chairman of the Board of Managers of MRC.

     Reynold C. MacDonald served as Chairman of the Board for Acme Metals Company from 1986 until 1992 and continues with Acme as a member of its Board of Directors. Acme is currently in a Chapter 11 bankruptcy proceeding. From 1983 to 1986, Mr. MacDonald was director of and consultant to Interlake, Inc., a metals fabrication and materials handling company. He retired as Chairman and Chief Executive Officer of Interlake in 1983. He also served as Director of ARAMARK Group, Inc. from November 1988 to February 1999. He also was an employee of Kaiser Steel from 1946 to 1963, with his last position being assistant general superintendent of all of the mills. Mr. MacDonald has been a director since November 1988.

     Charles E. Packard has served as the Chief Operating Officer of Greentrac.com since December 1999. Before that, from 1986 he served as a member of its Board of Directors, Executive Vice President, and Chief Financial Officer for the Arnel Development Company, a real estate investment, development, and management company in Costa Mesa, California. Until taking the position with Greentrac.com, Mr. Packard also served as Vice President and Chief Financial Officer of Arnel Financial, where he supervised the financial and administrative areas of 20 corporate entities. Mr. Packard is also on the Board of Directors of CEC Properties, Inc., which is a publicly traded golf course development and management company. Mr. Packard also serves on the Board of Directors of several non-profit organizations. Mr. Packard has been a director since November 1991.

     Marshall F. Wallach served as President of The Wallach Company, a Denver, Colorado based investment banking firm from 1984 through April 2001. The Wallach Company was sold to Keycorp on January 1, 2001. Since April 1, 2001, Mr. Wallach has served as Chairman of the Board of The Wallach Company. Prior to forming The Wallach Company, Mr. Wallach managed the corporate finance department and established the mergers and acquisitions department of Boettcher & Company, a regional investment bank in Denver, Colorado. Mr. Wallach serves on the boards of several non-profit organizations and privately-owned corporations. He also serves on the Board of Directors of Tomkins, PLC. He has been a director since November 1991.

                       ITEM 2.  THE CONVERSION PROPOSAL

Questions and Answers Related to the Conversion Proposal

What does the Conversion Proposal mean for me?
----------------------------------------------

If the Conversion Proposal is approved, you would receive $10 in cash as well as one Class A Unit for each of your shares of Common Stock. The Class A Units would contain transfer restrictions and not be traded on any securities market.

Why are we doing this?
----------------------

The Conversion Proposal would permit us to recognize a tax loss from MRC this year, to distribute significant cash to our stockholders on a tax advantageous basis, to avoid the double taxation generally imposed on future corporate income distributed to investors and to sell our remaining assets without the further approval of unit holders. More specifically, by converting to a limited liability company before December 31, Kaiser will save an estimated $10.5-$12.0 million in taxes in 2001 by capturing the significant tax losses associated with MRC. (Our actual tax savings can only be determined after the merger.) These tax savings mean that we can increase the cash distributed to our stockholders by almost $2.00 per share. In addition, a conversion should mean that most of our stockholders will be able to offset their tax basis in each share of Common Stock against the merger consideration, with only the difference taxed at capital gains rates.

How would the conversion work?
------------------------------

Kaiser Inc. currently owns all of Kaiser LLC's Class A Units. If Kaiser Inc. merges with Kaiser LLC:

 .    Kaiser LLC would survive the conversion, and Kaiser Inc. would cease to exist.

 .    Each share of outstanding Common Stock would automatically convert into the right to receive $10 in cash and one Class A Unit.

Kaiser LLC would have an operating agreement in lieu of Kaiser Inc.'s certificate of incorporation and bylaws. A copy of the Merger Agreement and the Operating Agreement are attached as Annexes A and C, respectively, to this Proxy Statement/Prospectus.

Would Kaiser LLC's ownership differ substantially from that of Kaiser Inc.?
---------------------------------------------------------------------------

No. Upon the conversion, all of the outstanding Class A Units would be held by our stockholders. Kaiser LLC, like Kaiser Inc., may issue additional Class A Units or other securities without the approval of its members for a variety of purposes, including, among others, future offerings to raise capital. Kaiser LLC would also issue nonvoting Class B Units to two former members of MRC's management and one current member of MRC's management. If the Conversion Proposal is not approved, these Class B Units will not be issued and the former MRC executives would be entitled to the same amounts as bonuses. See " --Class B Units."

Would there be any changes in the management of Kaiser?
-------------------------------------------------------

If the Conversion Proposal is approved, the directors and officers of Kaiser Inc. would become the managers and officers of Kaiser LLC. However, the Board of Managers would be reduced to five, from the current seven members of our Board of Directors, and would consist of Richard E. Stoddard, Ronald E. Bitonti, Todd
G. Cole, Gerald A. Fawcett and Marshall F. Wallach. Additionally, the time commitment of certain officers will be reduced over the next 12 months and we expect to continue to reduce our staff as our assets are sold. The indemnification and the limitations of liability provisions of the Operating Agreement differ somewhat from those in Kaiser Inc.'s current charter documents.


Would there be any changes in Kaiser's assets and liabilities?
--------------------------------------------------------------

After the Conversion Proposal is approved, Kaiser LLC would have the same assets and liabilities as Kaiser Inc., except that Kaiser's cash position would be reduced as a result of the $10 per share in cash distributed to our stockholders and the cash eventually paid as a result of the exercise of any appraisal rights. If the Conversion Proposal is approved, we will continue to seek to sell our remaining assets at the highest value possible. If the Conversion Proposal is approved, we would be able to sell all or a portion of our remaining assets without further approval of the holders of Class A Units.

How would the conversion be effected?
--------------------------------------

Kaiser Inc. and Kaiser LLC would merge pursuant to an Agreement and Plan of Merger, a copy of which is attached as Annex A to this Proxy
Statement/Prospectus. After the merger Kaiser Inc. and Kaiser LLC would file a certificate of merger with the Secretary of State of the State of Delaware.

Did you consider selling Kaiser or its assets to a third party?
---------------------------------------------------------------

Yes. Although a sale of our stock or our assets to a third party at an acceptable price with appropriate financial backing would probably have been our preferred option, we received no such offers.

What other options did Kaiser consider?
---------------------------------------

Kaiser considered the following available options:

     .  A liquidation
     .  A share repurchase by Kaiser
     .  A cash dividend

Why did you not proceed with the other options considered?
----------------------------------------------------------

Without the tax losses triggered by the conversion, we would have had less cash available for either a share repurchase or a cash dividend, and, in addition, each alternative would have had significantly worse tax consequences to our stockholders than the Conversion Proposal. Liquidation offered no significant benefits over conversion and created certain tax and other uncertainties.

What do I need to do now?
-------------------------

Delaware law requires that we obtain the approval of at least a majority of all issued and outstanding shares of Common Stock entitled to vote to undertake the conversion and the related merger. After you read and consider the information in this document, mark your proxy card to indicate your votes and then mail your signed and dated proxy card in the enclosed return envelope as soon as possible, to ensure that your shares are represented at the annual meeting. You should return your proxy card whether or not you plan to attend the annual meeting.

Will my broker vote my shares for me if they are held in "street name?"
-----------------------------------------------------------------------

Your broker will vote your shares in connection with the Conversion Proposal only if you provide instructions on how to vote. Otherwise, your shares will not be voted. Consequently, if you want your vote to be counted, please be sure to provide instructions to your broker.

What do I need to do to get my Class A Units?
---------------------------------------------

You do not need to do anything now. If the Conversion Proposal is approved, your Common Stock would be automatically converted into the right to receive the merger consideration. Shortly after the completion of the merger, we would send you a letter telling you how you would receive your cash and Class A Units. Please do not send any stock certificates to us at this time.
------------------------------------------------------------

If approved, when do you expect to complete the conversion?
-----------------------------------------------------------

We must complete the conversion not later than December 31, 2001.

What are the tax ramifications to Kaiser stockholders?
------------------------------------------------------

Generally our stockholders would pay capital gains taxes on any excess of the value received in the merger over that stockholder's tax basis in the Common Stock. For example, based upon the third-party expert's current estimate of the value of a Class A Unit, for tax purposes, at $1.45/share and the $10 in cash that would be distributed for each share of outstanding Common Stock, you would pay capital gains taxes on any excess of the estimated $11.45 in value received per share of Common Stock, for tax purposes, in the merger over your income tax basis in your Common Stock. The actual value of a Class A Unit will be based on the value at the time of the merger. In addition, you would receive a direct allocation of the future losses and profits of Kaiser LLC. Your allocations of income could exceed the amount of cash you receive. For certain of our stockholders who are exempt from Federal income tax, some of the income from Kaiser LLC may be considered "unrelated business taxable income." See " -- Federal Tax Consequences of the Conversion Proposal."

Who can help answer any questions I have?
-----------------------------------------

If you have any questions, you should contact Terry L. Cook, General Counsel and Corporate Secretary of Kaiser Inc. by telephone at (909) 483-8500 or by mail at Kaiser Inc.'s principal executive offices, located at 3633 E. Inland Empire Blvd., Suite 850, Ontario, California 91764.

Background Of the Transaction

     Since January 1998, we have realized an aggregate of approximately $193 million in cash, and arranged for the assumption of many of our liabilities, through sales of our major assets. Some of this cash was used to repurchase stock from the VEBA and Pension Benefit Guaranty Corporation, referred to as PBGC, in 1999, and some was distributed in December 2000 based on special circumstances which allowed a dividend to be treated as a return of capital with certain tax advantages. In January 2001, our stockholders approved the sale of our Fontana Union stock, which was a sale of substantially all of our assets. Based on this transaction, our Board sought to explore approaches for distributing cash to our stockholders on the most tax advantaged basis. At about the time of the closing of the Fontana Union stock sale in March 2001, our management developed the Conversion Proposal with the assistance of our outside legal counsel, Guth | Christopher LLP, and our tax advisors, Ernst & Young LLP.

April 11, 2001 Board Meeting
----------------------------

     The Conversion Proposal was first discussed by the Finance Committee of our Board and then our entire Board at meetings held on April 11, 2001. The Finance Committee is composed of Messrs. Wallach (Chairman), Cole and MacDonald. The Finance Committee meeting was attended by all of the members of that Committee, our officers and representatives from our outside legal counsel, Guth | Christopher LLP and our tax advisors, Ernst & Young LLP. The Board meeting was attended by all of the members of our Board, our officers and a representative of our outside legal counsel, Guth | Christopher LLP. Kaiser's outside insurance counsel, Zevnik Horton L.L.P., and an outside actuarial expert with respect to projecting potential asbestos litigation liability, Mark A. Petersen, also attended a portion of each meeting to discuss matters relating to Kaiser's insurance and possible liabilities.

     At the request of our Finance Committee, management and our outside advisers presented the Conversion Proposal and certain other available alternatives at the meetings, including:

     . Liquidating Kaiser into a liquidating trust;
     . Paying a dividend to our stockholders; and . Implementing a share repurchase program to redeem our Common Stock.

     At the April meeting, our Finance Committee, our Board and our advisers discussed the relative advantages and disadvantages of each of these proposals. At the conclusion of the Board meeting, on the recommendation of our Finance Committee, our Board tentatively concluded that the Conversion Proposal represented the best available alternative, but determined to consider the matter further at a meeting in June. Our management and our advisers were directed to continue to explore certain structural issues and to begin to prepare the related documentation. To this end, our management was directed to retain outside professional advisors they deemed necessary to advise on the alternatives available to Kaiser. In addition, our management was directed to seek additional insurance against certain of our potential liabilities.

     For a discussion of the relative advantages and disadvantages of each of the alternatives considered by our Board, and the basis for our Board's conclusion, see "--Recommendation of Kaiser Inc.'s Board of Directors."

     The day before the April meetings, Kaiser had received a letter from a company significantly smaller than Kaiser indicating a potential interest in acquiring Kaiser. This was an unsolicited indication of interest and, after receiving it, we did not initiate a bidding process. At the April meeting, the Board directed management to seek to establish the proposed purchase price, any conditions to which the acquisition was subject and to determine if the potential acquirer had the financial resources to undertake the transaction. Subsequent to the April meeting, our management requested assurances from the interested party with respect to its financial ability to complete the proposed transaction. The acquirer then presented a non-binding indication of interest to acquire Kaiser in exchange for approximately $100,000,000 in cash and 7% (as adjusted for the exercise of all in the money options upon consummation of the sale) of the combined entity. This non-binding indication of interest was expressly conditioned on many factors, including board approval, definitive documentation, due diligence and a successful private placement to raise the cash needed for the acquisition as well as some additional working capital. Additionally, management determined that the third party not only did not have the cash on hand to pursue the transaction, but its total assets were only a small fraction of the amount needed for the transaction.


April 24, 2001 Finance Committee Meeting
----------------------------------------

     The Conversion Proposal and the potential acquisition was next discussed by our Finance Committee on April 24, 2001. The Finance Committee meeting was attended by all of the members of that Committee and our officers. At the meeting, our Finance Committee received an update on the assumptions and projections relating to the Conversion Proposal and certain of the tax consequences of the Conversion Proposal on our stockholders. Our Finance Committee received an update on the indication of interest for the acquisition of Kaiser. At the meeting, our Finance Committee agreed that our management should continue to pursue the Conversion Proposal while seeking adequate assurances from the third party that it had or could obtain the financial resources to close an acquisition transaction in 2001. Our Finance Committee decided not to try to finalize the business terms of any potential transaction until we had received assurances from the interested party of its financial ability to complete the proposed acquisition, especially since the consideration included stock of the combined entity.


June 6, 2001 Board Meeting
--------------------------

     The Conversion Proposal was further discussed by our Finance Committee and our Board at meetings on June 6, 2001. The Finance Committee meeting was attended by all of the members of that Committee, our officers and representatives from our outside legal counsel, Guth | Christopher LLP, and our tax advisors, Ernst & Young LLP. The Board meeting was attended by all of the members of our Board and our officers. At the meeting, our Finance Committee and our Board reviewed drafts of the documents for the Conversion Proposal and this Proxy Statement/Prospectus, and also further discussed the Conversion Proposal, the other alternatives and the contingent indication of interest. Because of the tax issues, failure to close a sale transaction in 2001 would have substantially reduced the cash available for distribution to our stockholders. Therefore, after again reviewing the available alternatives, on the recommendation of the Finance Committee, our Board determined that the Conversion Proposal should be submitted to our stockholders, unless Kaiser could get timely assurance that an acquisition transaction could be completed in 2001. The requested assurances were not forthcoming and, because our Board did not believe the proposed purchaser had or could timely obtain the financial ability to complete the proposed transactions, we mutually terminated discussions with the potential acquirer.


     The basis for our Board's decision is set forth under "--Recommendation of Kaiser Inc.'s Board of Directors."

July 10, 2001 Board Meeting
---------------------------

     Final approval of the Conversion Proposal and authorization of the related filings with the SEC were authorized by our Board at a meeting on July 10, 2001. The meeting was attended by all of the members of our Board, our officers and representatives from our outside legal counsel, Guth | Christopher LLP. At this Board meeting, our Board reviewed and discussed drafts of the Proxy Statement/Prospectus proposed to be filed with the SEC relating to the Conversion Proposal, including the exhibits. Prior to the meeting, the members of our Board were given copies of the Duff & Phelps preliminary opinion. However, as the Duff & Phelps opinion did not constitute any recommendation of the Conversion Proposal, and was only preliminary, no presentation was made by Duff & Phelps to our Board. The materials provided to our Board by Duff & Phelps are filed as Exhibit 99.3 to this Proxy Statement/Prospectus.

Treatment of Options and Warrants

     Under the Conversion Proposal, each outstanding and unexercised option and warrant to purchase shares of Common Stock (vested or unvested) immediately prior to the merger would automatically be converted into the right to receive the following:

     . If the exercise price per share under the option or warrant is greater than $10 per share, the option or warrant would be converted automatically into the right to receive a new option or warrant to purchase a number of Class A Units equal to the number of shares of Common Stock subject to the original option or warrant. The exercise price per Class A Unit would be equal to the exercise price per share of Common Stock of the original option or warrant as of the merger less $10 per share; the other terms and conditions of the option or warrant would remain the same.

     . If the exercise price per share under the option or warrant is equal to or less than $10 per share, the option or warrant would be deemed exercised and converted automatically into the right to receive, for each share of Common Stock subject to the option or warrant, (a) cash in an amount equal to $10 per share less the exercise price per share of Common Stock of the original option or warrant and (b) one Class A Unit.

Recommendation of Kaiser Inc.'s Board of Directors

     Our Board of Directors believes that the conversion of Kaiser Inc. into Kaiser LLC would permit us to recognize a tax loss from MRC this year, to distribute significant cash to our stockholders on a tax advantageous basis, to avoid the double taxation generally imposed on future corporate income distributed to investors and to sell our remaining assets without further approval of the holders of the Class A Units. More specifically, by converting to a limited liability company on or before December 31, Kaiser is projected to generate a tax loss estimated at $42-$47 million. By applying this loss against the gain Kaiser Inc. recognized in 2001 from the sale of its Fontana Union stock, Kaiser Inc. will save an estimated $10.5-$12.0 million in taxes in 2001. If the Conversion Proposal is not accomplished in 2001, Kaiser Inc. will only recognize a tax loss from MRC if the sale of the landfill project to the District closes or some other recognition event occurs in 2001. (Our actual tax savings can only be determined after the merger.) The tax savings resulting from the Conversion Proposal mean that we can increase the cash distributed to our stockholders by almost $2.00 per share over the cash that would be distributed to our stockholders in the event of a dividend. In addition, our Board of Directors believes that a conversion should mean that most of our stockholders will be able to offset their tax basis against the distribution, with only the difference taxed at capital gains rates.

     In analyzing the substantive fairness of the Conversion Proposal, our Board of Directors took into account the anticipated tax advantages offered by the Conversion Proposal described above as well as the legal, financial and other issues involved in a potential conversion of Kaiser into a limited liability company. In reaching its decision, our Board of Directors considered, among others, the following factors:



     . The current market price of our Common Stock and the projected amount of after-tax value that would be received by our stockholders in each alternative proposed. Because paying a dividend or implementing a share repurchase program would not itself generate a tax loss unless some other tax loss recognition event occurs in 2001, the amount of cash available for current distribution under each of those alternatives would have been approximately $10.5-$12.0 million less than under the Conversion Proposal or liquidation scenario. Under each available option Kaiser would continue to hold identical remaining unsold assets, although there would be no corporate taxes on any further profits in the case of a liquidation or a conversion. As further discussed under "PRICE RANGE OF COMMON STOCK," our Common Stock has traded between approximately $8.50 and $12.94 since the distribution of $2.00 in cash in December 2000. The Conversion Proposal would return $10 in cash to our stockholders currently, and they would continue to own their pro rata portion of Kaiser's remaining unsold assets.

     . The value of Kaiser's remaining assets and the tax implications of the available alternatives. Kaiser would continue to hold identical remaining unsold assets under each available option; however, the amount of cash available for current distribution would have been approximately $10.5-$12.0 million less in the case of a dividend or stock repurchase program than under the Conversion Proposal or liquidation scenario. In addition, there would be no corporate taxes on any further Kaiser profits in the case of a liquidation or a conversion. Finally, a conversion or liquidation should result in capital gains treatment for many stockholders, while the cash received by stockholders from a dividend and in a stock repurchase would probably be treated as ordinary income, since the "return of capital" approach used for our distribution last December is no longer available. See "-- FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION PROPOSAL."

     . The impact of the various alternatives on the volume of our Common Stock as well its market value. In all cases, the Board believed that our Common Stock's liquidity would have been reduced because of the smaller size of Kaiser and the potential that, after effectuating any one of the alternatives, Kaiser might not qualify for continued listing on Nasdaq. However, in the case of a liquidating trust or the Conversion Proposal, our Board understood that Kaiser's securities would have to be delisted from Nasdaq, even if Kaiser met requirements for continued listing.

     . The fact that Kaiser's current and anticipated future contingent liabilities and cash needs are subject to significant uncertainty, and may not be covered by insurance. The Board was informed by its advisors that a liquidation of Kaiser by means of a plan of liquidation would require showing that the liquidating trust created for that plan will not carry on any active businesses and that the trust's assets are expected to be completely distributed in two or three years. Because we anticipate holding the West Valley MRF (an active business) for an undefined period of time, and that we do not expect to receive the proceeds for any sale of the landfill project for three or four years, our Board concluded that Kaiser needed to continue in existence, which made liquidation a less desirable option.

     . Tax planning opportunities and their timing, with the goal of reasonably minimizing taxes paid by Kaiser Inc. and its stockholders. As a result of tax losses that could be generated by effecting a liquidation or conversion by the end of 2001, Kaiser would be able to offset its gains from the sale of its Fontana Union stock in March 2001 and save approximately $10.5-$12.0 million in income taxes in 2001, resulting in approximately $2 per share in additional current cash distributions to stockholders as compared to the cash distributed through a dividend or share repurchase program.

     . The anticipated timing of achieving maximum value for Kaiser Inc.'s remaining assets, which may be several years in the future. This meant that Kaiser might not qualify under tax law to use a liquidating trust for holding these assets.

     . Expenses, including, among others, general administrative and ongoing expenses, related to various alternatives varied significantly and, with respect to a liquidation, the administrative expenses associated with that alternative, among other things, outweighed the benefits. Although our Board did not quantify the amounts of expenses, it recognized that the expenses of a dividend or stock repurchase program were likely to be less than that of the Conversion Proposal because no stockholder approval would be required, but the amount of any differential was expected to be only a small fraction of the expected tax savings.

     . All of the alternatives considered posed potential legal and other risks, however, liquidation presented extra tax risks because using a liquidating trust under a plan of liquidation generally requires showing that the liquidating trust is not carrying on any active businesses and that its assets are expected to be completely distributed in two or three years. Since we anticipate holding the West Valley MRF (an active business) for an undefined period of time, and do not expect to receive the proceeds from the sale of the landfill project for three or four years, we were concerned about our ability to satisfy the requirements of a liquidating trust.

     . The timing of initiating and completing various alternatives, all of which were thought to be able to meet the end of the year tax deadline.

     In view of the variety of factors considered by our Board of Directors in connection with its evaluation of the Conversion Proposal, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to such factors. Because our assets have been largely sold or are under agreement for a sale, and because we received no timely offers to buy Kaiser or its assets at an acceptable price with appropriate financial backing that could be closed with certainty in 2001, our Board did not believe the going concern value of Kaiser was a significant factor. Thus, our Board of Directors considered a number of alternatives to the Conversion Proposal such as



     . A liquidation. Liquidation offered no significant tax benefits over the Conversion Proposal. In fact, it would have resulted in slightly higher tax risk for everyone. Using a liquidating trust under a plan of liquidation generally requires showing that the liquidating trust is not carrying on any active businesses and that its assets are expected to be completely distributed in two or three years. Since we anticipate holding the West Valley MRF (an active business) for an undefined period of time, and don't expect to receive the proceeds for any sale of Eagle Mountain for three or four years, we were concerned about the use of a liquidating trust. If this was challenged, it could have created greater tax liabilities for Kaiser and for its stockholders. In addition, we also considered the potential difficulty of assigning, or the impact of assigning, our rights under our insurance policies that are responsive to asbestos and other claims and the West Valley MRF, LLC Members Operating Agreement to a liquidating trust. Finally, the limits on selling interests in a liquidating trust are generally somewhat greater than those on selling the Class A Units.

     . A cash dividend of approximately $8. A dividend would have allowed Kaiser to continue in its current form, but it would not have generated a tax loss that Kaiser could use to offset its gain from the sale of its Fontana Union stock in March 2001. As a result, a dividend would have brought significantly worse tax consequences for the corporation and its stockholders. Kaiser would incur higher taxes in 2001, reducing the amount of any cash dividend to stockholders by about $10.5-$12.0 million. From most stockholders' point of view, a dividend would be taxed as ordinary income, since the "return of capital" approach used for our distribution last December is no longer available. And, after making a cash dividend, Kaiser might not continue to meet the Nasdaq listing requirements and might not trade as freely.

     . A stock repurchase program. Finally, a share repurchase would also have allowed Kaiser to continue in its current form, but, as in the dividend scenario, would not have generated a tax loss that Kaiser could use to offset its gain from the sale of its Fontana Union stock in March 2001. As a result, a stock repurchase program would have had significantly worse tax consequences for both Kaiser and its stockholders. Kaiser would incur higher taxes in 2001, reducing the cash available for a repurchase by about $10.5-$12.0 million. Second, a share repurchase would be treated as a dividend (with higher tax rates and less ability to use the tax basis for our stockholders) except for any individual stockholders who participate on a "disproportionate basis" (i.e., their relative percentage interest in Kaiser declined by at least 20%). Unfortunately, since we believed that most of our stockholders would participate in any repurchase, this test would have been difficult to meet.

     In analyzing the procedural fairness of the Conversion Proposal to our stockholders, our Board of Directors considered that:

     . the Conversion Proposal must be approved by at least a majority of issued and outstanding shares of Common Stock entitled to vote, and

     . stockholders are entitled to exercise appraisal rights in the event the Conversion Proposal is approved and a stockholder does not wish to hold Class A Units.

     As a result of these factors, the members of the Board believe the Conversion Proposal is procedurally fair to the stockholders even though the Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiation the terms of the Conversion Proposal or to prepare a report concerning the fairness of the proposed transaction.

     Based on the considerations detailed above as well as the terms of the Conversion Proposal and the related merger agreement, our Board of Directors has unanimously determined that the Conversion Proposal and the merger agreement are in the best interests of the holders of our Common Stock. Our Board of Directors unanimously recommends that you vote "FOR" the approval of the Conversion Proposal described in the enclosed Proxy Statement/Prospectus.

     Kaiser LLC is currently wholly owned by Kaiser Inc., and the members of its Board of Managers are all members of the Kaiser Inc. Board of Directors. Accordingly, there was no separate evaluation for the Conversion Proposal by Kaiser LLC, which had no unaffiliated unitholders. Kaiser LLC expressly adopts the conclusions and recommendations of the Board of Directors of Kaiser
Inc.

Risk Factors

     Like your interest in the Common Stock, the Class A Units are speculative in nature and involve a high degree of risk. The first set of risk factors set forth below are the primary risks associated with the Conversion Proposal and the Class A Units. The second set of risk factors are the primary risks associated with Kaiser's business and are not expected to be significantly affected by an approval of the Conversion Proposal. However, because of the restrictions on transferability, you might be unable to liquidate your Class A Units if any of these or other risks materialize. Along with the other information included in this Proxy Statement/Prospectus, you should carefully consider the following risks and uncertainties, keeping in mind that they are not the only ones that affect us. Additional risks, which we do not presently consider material or of which we are not currently aware, may also adversely affect us.

Certain Risk Factors Relating to the Conversion Proposal and the Class A Units

The Class A Units Are Subject To Transfer Restrictions and Will Not Be Traded In a Public or Secondary Market

     The Class A Units will be an illiquid and long-term investment. In order for a limited liability company to obtain the federal income tax benefits of being classified as a "partnership," its securities cannot be "publicly traded." Under Section 7704 of the Internal Revenue Code of 1986, as amended, this means that interests in the limited liability company cannot be (a) traded on an established securities market, or (b) readily tradable on a secondary market (or the substantial equivalent thereof). This section has generally been interpreted to mean that no more than 2% of the total interests in the entity's capital or profits may be transferred during any one tax year (subject to certain exceptions). See "-- Federal Income Tax Consequences of the Conversion Proposal." As a result, there would not be a public or other market for any of the Class A Units and the Kaiser LLC Operating Agreement contains significant transfer restrictions on Class A Units to prevent any such market from developing, including, among other restrictions, the right of Kaiser to refuse to authorize and process transfers of Class A Units.

     Because there would not be a public market for the Class A Units, you will probably not be able to sell your Class A Units, and, therefore, you should not expect to obtain any liquidity from the Class A Units until and unless the remaining assets of Kaiser generate cash that is distributed to the holders of Class A Units. Currently, the final disposition of those assets is not expected to occur for three or four years. As a result, you would be unlikely to be able to dispose of your investment even if any of the risks associated with the Conversion Proposal or Kaiser's business in general materialize. Furthermore, if you are able to sell your Class A Units, the transfer restrictions on the Class A Units could materially and adversely affect the price you receive for your Class A Units.

Kaiser is Not Obligated to Make Any Cash Distributions on the Class A Units

     Kaiser LLC's Board of Managers would have the discretion to retain any future operating profits for anticipated expenses and for any other business purpose. Generally, Kaiser has not, and does not expect in the future, to pay regular cash distributions or dividends. Instead, Kaiser anticipates continuing its current policy of making distributions whenever, in the opinion of its Board, it has sufficient cash to do so. However, Kaiser is not legally obligated to continue that policy and in any case Kaiser may not generate any further cash to distribute.

Distributing Cash to our Stockholders in the Conversion Reduces the Amount of Cash Available to Kaiser in the Future

     In the conversion, our stockholders will receive a cash distribution of $10 per share of Common Stock, or an aggregate of approximately $66 million. As a result, Kaiser will have less cash to fund its defense against existing or future liability claims, satisfy any settlements or claims that are adversely resolved, or improve, develop and market its remaining assets. If we have not reserved sufficiently for known risks and our ongoing working capital needs, should any of the risks identified in this Proxy Statement/Prospectus, or any other unidentified contingencies, arise, we may not have sufficient funds available to resolve these contingencies and maintain our business operations. If any of these events should occur, we may not be able to implement our future business strategy or effectively market our remaining assets in an attempt to maximize stockholder value for these assets.



If Too Many Stockholders Exercise Their Appraisal Rights, We May Not Be Able To Complete The Conversion Proposal

     Under applicable Delaware law, our stockholders would have the right to be paid in cash for the fair value of their shares of Common Stock by perfecting "appraisal rights." See "-- Appraisal Rights." Although the payment of the $10 per share in cash would be delayed to dissenting stockholders until the resolution of appraisal proceedings, which could take one or two years, we would ultimately have to provide cash to properly dissenting stockholders in lieu of the Class A Units. This would increase the need for cash distributions, and, if too many of our stockholders perfect appraisal rights, we may be forced to abandon the Conversion Proposal. The number of shares of Common Stock with respect to which appraisal rights may be exercised without affecting the consummation of the Conversion Proposal will depend on the cash available at the time of the conversion and our Board's assessment at that time of our future needs. If the Board believes that Kaiser's cash reserves would be inadequate to meet future needs, it may, in its discretion, decide to abandon the Conversion Proposal.

The Operating Agreement Contains Certain Anti-Takeover Provisions

     Kaiser LLC would also continue other provisions already contained in the Kaiser Inc. bylaws, such as advance notice for actions at meetings and nominations, which could have similar effects. These provisions or others could discourage, delay or prevent a third party from acquiring Kaiser LLC, even if doing so might benefit Kaiser and its members. Kaiser LLC would be permitted to issue additional Class A Units without the approval of its members, and could use these additional units for a variety of purposes, including, among others, future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The ability to issue additional Class A Units could render more difficult or discourage an attempt to obtain control of Kaiser by means of a proxy contest, tender offer, merger or otherwise.

We Did Not Obtain a Fairness Opinion to Determine the Fairness of the Conversion Proposal to our Stockholders

     We did not retain an independent financial advisor to opine on the fairness of the Conversion Proposal to our stockholders. If the Conversion Proposal is approved, our stockholders will receive $10 in cash and one Class A Unit for each share of Common Stock. The Class A Units will contain transfer restrictions and, therefore will not be readily tradable on any exchange or in any secondary market. See "-- The Class A Units Are Subject to Transfer Restrictions and Will Not Be Traded in a Public or Secondary Market." We retained Duff & Phelps only to determine the fair market value of the Class A

Units, on a nonmarketable minority interest basis as of the date of the conversion, and the actual valuation cannot be determined until after the conversion is effected. Additionally, Kaiser did not retain Duff & Phelps to value our Common Stock as of a recent date or to pass upon the substantive or procedural fairness of the Conversion Proposal to our stockholders. See " -- Valuation of Kaiser and Class A Units." In light of this, we strongly encourage each of our stockholders to review this Proxy Statement/Prospectus carefully, and to consult with his or her own advisors before voting for the Conversion Proposal.

Consummation of Conversion Proposal Will Have Federal Income Tax Consequences to our Stockholders

     If the Conversion Proposal is approved and the merger is completed, you will recognize gain or loss equal to the difference between your tax basis in each share of Common Stock and the sum of $10 plus the fair market value of the Class A Unit on the date of the merger. If the Conversion Proposal is approved and you perfect your appraisal rights, you will recognize gain or loss equal to the difference between your tax basis in each share of Common Stock and the cash you receive upon the resolution of the appraisal proceedings. Kaiser Inc. retained Duff & Phelps LLC to value the Class A Units as the date of the merger. Based upon Duff & Phelps' preliminary appraisal of the fair market value for tax purposes of a Class A Unit at $1.45/share, you would pay taxes on any excess of the estimated $11.45 in value for tax purposes received per share of Common Stock over your tax basis per share. Kaiser is obligated to report that value to the former stockholders and to the Internal Revenue Service not later than the end of January 2002. See " -- Federal Income Tax Consequences of the Conversion Proposal--Consequences to Kaiser Inc. Stockholders."

     Any gain or loss recognized by you as a result of the conversion will most likely be characterized as long-term gain or loss if you have held the Common Stock for more than one year as of the date of the effective time of the conversion. If you have held the Common Stock for one year or less, any gain or loss recognized by you will likely be characterized as a short-term gain or loss, which is taxed at a higher rate than long-term gains.

Holding Class A Units Will Have Certain Tax Consequences

     Depending on the results of operations of Kaiser LLC, its members could be allocated taxable income but not receive corresponding cash distributions to pay the associated tax liability. For certain of our stockholders who are exempt from Federal income tax, some of the income from Kaiser LLC may be considered "unrelated business taxable income." If Kaiser LLC recognizes a taxable loss, the amount of loss from Kaiser LLC that may be recognized by a member for any particular tax year could be limited to the amount of that member's adjusted basis of his or her Class A Units. However, to the extent there exists any disallowed loss for a particular period, the disallowed portion of the loss may be carried forward to, and deducted by the member in, subsequent tax years in which the member recognizes a taxable gain. For most members, any tax losses from Kaiser LLC will likely be subject to the At-Risk Rules and Passive Activity Rules contained in the Internal Revenue Code. These rules generally delay the ability of the taxpayer to deduct certain losses. Members of Kaiser LLC which are not California residents may be subject to California tax with respect to their share of "California source income", which will generally include all of Kaiser LLC's income other than nonbusiness income attributed to intangible property. Any member of Kaiser LLC which has California-adjusted gross income that generates a California tax liability of at least $1 would be required to file a tax return to the California Franchise Tax Board for that calendar year. In addition, Kaiser LLC will be required to withhold on certain distributions attributable to California source income made to those domestic nonresident members. See " -- Federal Income Tax Consequences of the Conversion Proposal - Consequences to Members of Kaiser LLC."

     THE DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS IN THIS PROXY STATEMENT/PROSPECTUS DOES NOT ATTEMPT TO COMMENT ON ALL TAX MATTERS THAT MAY AFFECT YOU. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES OF THE CONVERSION PROPOSAL TO YOU.

The Actual Tax Savings to Kaiser Inc. and the Tax Effect on its Stockholders Which Result from the Conversion Proposal Could Vary Significantly from Projected Tax Consequences

     Our Board of Directors retained Duff & Phelps to provide a valuation opinion with respect to 1) the fair market value for tax purposes of the net assets of Kaiser, on a controlling interest basis, immediately following the cash distribution and before Kaiser's remaining net assets are distributed to the stockholders of Kaiser in the form of Class A Units; and 2) the fair market value for tax purposes of the Class A Units, on a nonmarketable minority interest basis as of the date of the conversion. Although Duff & Phelps has indicated a preliminary fair market value for tax purposes for a Class A Unit at $1.45 per share, on a fully diluted, nonmarketable minority interest basis, the actual value for tax purposes of the Class A Units will be determined at the time of the merger. However, the Internal Revenue Service will not be bound by the Duff & Phelps' valuation. As a result, the actual amount of your tax gain or loss and Kaiser Inc.'s tax savings, if any, could vary significantly from the anticipated tax effects of the Conversion Proposal. If this should happen, Kaiser Inc. and its stockholders may not derive the full benefit of the anticipated tax consequences from the Conversion Proposal, if any benefit is derived at all. See "-- Federal Income Tax Consequences of the Conversion Proposal."

We Could be Forced to Sell Our Interest in the West Valley MRF


Kaiser, through a wholly-owned subsidiary, and Burrtec Waste Industries, Inc., also through a wholly-owned subsidiary, each own a fifty percent (50%) interest in West Valley MRF. The operating agreement for the West Valley MRF provides the opportunity for either party to buy the other party's interest in the West Valley MRF at fair market value in the event a party desires to accept an offer to buy its interest in the West Valley MRF , there is an event of default by a party under the agreement which is not cured within a specified time period, or, in some circumstances, there is a proposed transfer or deemed transfer. For example, a change in the control of Kaiser to a company that is in the waste management business could trigger the option to purchase the member's interest. If the Conversion Proposal is determined to trigger this right of purchase, and Burrtec seeks to exercise this right, we may be forced to sell our interest in the West Valley MRF at the then current fair market value. If this should occur, we may not be able to actively solicit bids for the purchase of our interest in the West Valley MRF. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - West Valley Materials Recovery Facility" and "BUSINESS - West Valley Materials Recovery Facility And Transfer Station - Background."

Certain Risks Factors Relating To Kaiser's Business'

     The following are the primary risks associated with Kaiser's ongoing business and assets. The Conversion Proposal is not expected to significantly affect these risks. Along with the other information included in this Proxy Statement/Prospectus, you should carefully consider the following risks and uncertainties, keeping in mind that they are not the only ones that affect us. Additional risks, which we do not presently consider material or of which we are not currently aware, may also adversely affect us.

The Solid Waste Management Industry is Capital-Intensive

     To sell our remaining assets on favorable terms, we must work closely with operating companies in the solid waste disposal industry to develop our assets and complete sale transactions. Currently, these entities include MRC, the West Valley MRF and the District; in the future, we may also need to find other operating, developing or financing partners or acquirers. The solid waste disposal industry is highly competitive, is consolidating and requires significant amounts of capital for the development of new landfill, transfer and recycling capacity as well as expanded operations. Additionally, regulatory or technological developments relating to the environment often force companies in the solid waste disposal industry to modify, supplement or replace their equipment and facilities at a substantial cost.

     If we or the entities on which we rely for development services or with whom we anticipate negotiating sale transactions cannot fund their operating, regulatory and acquisition cash needs from ordinary cash flow, capital from outside sources will be needed to continue operations and keep pace with competitors. The perception of the public and private financial markets of the value of the waste management industry can fluctuate significantly. If the financial markets do not view the industry favorably, Kaiser or entities upon which we rely may not be available to obtain needed capital on reasonable (or indeed any) terms. Under those circumstances, we may be unable to implement our future business strategy or sell our remaining assets on favorable terms.

We Must Comply with a Wide Range of Regulations and Our Failure To Do So Will Likely Adversely Affect Our Business

     In the development and maintenance of our assets, we and other entities on which we rely (such as MRC, the West Valley MRF the District and, in the future, possibly other operating, developing or financing partners or acquirers) are subject to extensive, expensive and increasingly stringent regulation by federal, state and local authorities. We and they must obtain and maintain numerous local, state and federal governmental permits and consents. If we or they do not strictly comply with these regulations, we or they could lose a needed license, permit or consent or be subject to significant monetary fines. If we or they should lose a license, permit or consent, or if a fine is assessed for noncompliance, our business could be materially and adversely affected. Examples of the wide ranging regulations which apply to the development and maintenance of our assets include:

     . Waste collection - local agencies require licenses to collection vehicles and monitor truck safety, weight limitations and collection time and frequency.

     . Landfill activities (such as the Eagle Mountain landfill project) - local and state authorities require permits and consents.

     . Waste transfer, interim processing, resource recovery and disposal -we and these entities must comply with zoning and land use restrictions.

     . General - Air, noise and water pollution regulations may also affect our business from time to time.


We Must Respond to Changes in Regulatory, Political and Legal Circumstances

     There is considerable uncertainty in the regulatory framework in the waste management industry, including, among other uncertainties, the legislative status of principal environmental laws and the direction of implementing regulations. We must constantly monitor and evaluate the regulatory, political and legal landscape. However, we may not be successful in anticipating developments that could harm our business and operations. If any of the governmental agencies involved should change their policies or attitudes, we or the operating entities on which we depend might have difficulty obtaining or retaining required permits and consents. We cannot predict whether any relevant governmental policies are likely to change, or whether and when the constantly evolving attitudes towards solid waste management or other matters are likely to negatively impact our business or operations. We cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may negatively affect our business or operations, or the business or operations of the operating companies within our industry. Even if we are able to anticipate changes in the future, we may not be able to respond to these developments in a timely or efficient manner.

Our Pending Sale of Eagle Mountain Landfill Project is Subject to Numerous Contingencies and May Not Close

       We own approximately 80% of MRC, and we would expect to receive our share of the $41 million sale price if the sale of the landfill project at the Eagle Mountain Site to the District closes. Although MRC has obtained all of the required major permits for Eagle Mountain, the opportunity for litigation with regard to the permitting process remains. For example, this project has been, and continues to be, the subject of litigation relating to a completed federal land exchange between Kaiser Eagle Mountain, Inc., a wholly-owned subsidiary of Kaiser, and the U.S. Bureau of Land Management, generally referred to as the BLM.

     The sale of the landfill project is also subject to the results of the District's due diligence and satisfaction of numerous contingencies. The contingencies include, among other things, obtaining the transfer of the landfill project's permits to the District, obtaining all necessary consents to the transaction, resolution of various title matters and resolution of various joint use issues. Additionally, other developments could delay or increase the cost of the landfill, and this or other factors cause the sale to the District not to occur. The initial closing will only occur if all conditions to closing are met or waived, and although the contractual expiration date is currently during the fourth quarter of 2001, the date has already been extended a number of times. The conditions to closing are not expected to be met by the current expiration date, and the parties will have to decide whether to extend the period one or more additional times. Kaiser has agreed to vote its interest in MRC in favor of the sale of the landfill project to the District on its current terms. Because the sale to the District may not be consummated, MRC could be forced to pursue any other possible opportunities or to re-solicit purchase interest in the landfill project. This effort may not be successful, and even if successful, any resulting sale may not be consummated in the near future or on favorable terms.

The Eagle Mountain Landfill Project is the Subject of Litigation, Which May not be Favorably Resolved and May Prevent the Pending Sale

     In the two outstanding litigation matters, the plaintiffs argue that the BLM and exchange related to Eagle Mountain should be reversed because the BLM failed to comply with the National Environmental Policy Act and the Federal Land Management Policy Act. In November 2000, the Ninth Circuit Court of Appeals announced a decision that may have a material adverse impact on Kaiser's federal land exchange litigation and the pending sale to the District. In Desert Citizens Against Pollution v. Bisson (Ninth Circuit Court of Appeals, Case No. 97-55429), the Court of Appeals concluded, among other things, that the BLM did not properly value the land being acquired by the competing Mesquite rail-haul landfill project and ordered a reversal of the land exchange. The court concluded that the appraisal should have considered the lands being acquired from the BLM as a landfill. The court did not, however, determine the proper valuation of the exchanged lands. The plaintiffs in Kaiser's federal land exchange litigation have amended their respective complaints to include allegations that the appraisal used in Kaiser's land exchange with the BLM is similarly defective. Although we originally anticipated that the federal court would hold a trial or rule on summary judgment motions in May 2001, we now expect that this original schedule will be substantially delayed in light of the Court of Appeals' ruling in Bisson. Kaiser, MRC and the BLM are evaluating their options with regard to the appraisal used in Kaiser's completed land exchange. See "BUSINESS -- Legal Proceedings -- Eagle Mountain Landfill Project Land Exchange Litigation." This litigation (and other previous litigation) has caused and continues to cause substantial delay in the development of Eagle Mountain. It could delay or prevent the initial closing of the pending sale of the landfill project to the District, the receipt of the purchase price from escrow, and, ultimately could result in the sale being unwound even if there is an initial closing.

     If the current land exchange litigation is not favorably resolved, MRC may not be able to cure any defects in the land exchange in a timely fashion to permit the sale to the District to be completed. Even if a cure can be pursued, the process could cause substantial delays after the conclusion of the litigation. If the litigation is not favorably resolved and MRC cannot otherwise cure the defects in a timely fashion, then the District's purchase of the landfill project would be unwound and Kaiser might have to abandon Eagle Mountain and its investment. If this should occur, MRC will likely seek to pursue any other possible opportunities or to re-solicit bids for the purchase of the landfill, which may not result in an a sale of the landfill on favorable terms, if at all.

If the Sale of the Eagle Mountain Landfill Project does not Close, We May Not Receive a Return on our Investment in MRC

     Successful resolution of the federal land exchange litigation could take a number of years. If MRC does not complete the sale of the landfill project to the District, MRC would need to seek interest in the purchase of the landfill project by other potential acquirors. If this occurs, MRC will likely require substantial further investment by Kaiser and other investors in MRC. Neither Kaiser nor any other investor is under any obligation to provide further financing to MRC. Therefore, we can make no assurance that sufficient and suitable financing will be available to MRC in order to allow it to continue to pursue the landfill project and to resolve the federal litigation or to pursue any cure if the litigation is not favorably resolved. If MRC is unable to secure the necessary financing, it may be unable to resolve the federal litigation and continue to pursue development of the landfill project. Additionally, if the sale of the landfill project to the District is not closed, MRC may be unable to sell the project to another purchaser on favorable terms, if at all, and Kaiser may not receive any cash return on its investment in MRC.

We Could be Subject to Potential Liabilities Associated with the Eagle Mountain Landfill

MRC currently operates the landfill project, and, as a result of its ownership and potential future operation of the landfill, MRC may suffer various adverse consequences if the landfill causes environmental damage, or if MRC does not comply with applicable environmental and land use laws and regulations or the terms of its permits and approvals. Under these circumstances, MRC could suffer a variety of adverse consequences, including (among other things) monetary penalties, an order requiring the curtailment or termination of its operations, the revocation or denial of permits or other approvals necessary for continued operation, liability for any environmental damage (including, among other things, groundwater or soil contamination) at the project's site, and criminal liability for MRC or its officers. Any of these consequences could have substantial adverse effects on us as the majority owner of MRC Under the various agreements with the District, Kaiser also could have potential liability for certain claims arising after the sale of the landfill project. These liabilities may include liability for historical environmental damage (such as, groundwater or soil contamination), if any, at the project's site and liabilities for adverse impacts to the landfill from any future use of Kaiser's remaining property or use of the District-controlled property. Whether or not the landfill is sold to the District, if liability is imposed upon Kaiser arising out of the landfill project, our insurance coverage might not insure us against these potential consequences or eliminate all of our risks and, therefore, Kaiser could suffer significant adverse consequences that could materially and adversely affect Kaiser's ability to carry out its stated business plan and to maximize stockholder value. In certain cases, this potential liability may extend indefinitely.

We Depend on Our Key Personnel

     Our continued and future success depends in large part on the continued services of our senior management team comprised of Richard E. Stoddard, our President and Chief Executive Officer, Terry L. Cook, our Executive Vice President - Administration, General Counsel and Corporate Secretary, James F. Verhey, our Executive Vice President - Finance and Chief Financial Officer, Anthony Silva, our Vice President - Resource Development and Environmental Services, and Paul E. Shampay, our Vice President - Finance. Our dependence on these individuals is particularly acute, given the complex nature of our assets and the importance of historical information. The loss of the services of these senior managers, especially without advance notice, could materially and adversely impact our business. However, the time commitment of particular officers will be reduced over the next 12 months as part of our overall operating strategy.

We Could be Affected by the Significant Competition in the Waste Management Business

     The waste management industry is highly competitive, with a few large, integrated waste management firms and a significant number of smaller, independent operators. The number of competitors has decreased, but their size has greatly increased as a result of mergers and acquisitions of waste hauler and management companies. Due to this increasing competition and industry consolidation, there are fewer independent waste management operating companies than in the past and, as a result, fewer potential buyers of our remaining assets. If this reduction of industry operators negatively impacts our ability to operate or sell our assets on favorable terms, we may be unable to meet our stated goals and our operating results will likely be materially and adversely affected.

We Could Be Responsible for Repayment of the Bonds Issued to finance the West Valley MRF

     Most of the financing for the West Valley MRF was obtained through the issuance and sale of California Pollution Control Financing Authority tax exempt bonds. Approximately $9,500,000 in bonds were issued in June 1997 as part of Phase I to finance the construction and initial equipment of the West Valley MRF's and approximately $8,500,000 in additional bonds were issued in May 2000 as part of Phase II to finance the West Valley MRF's expansion. In the event of default on these bonds by the West Valley MRF, Kaiser could be liable for fifty percent (50%) of the principal and interest on these bonds pursuant to a Guaranty Agreement given to Union Bank. Although we are unable to determine the exact amount of potential liability should a default occur, had a default occurred on June 30, 2001 we would have been liable to pay $8,312,500 (50% of the total outstanding) plus 50% of all costs incurred by Union Bank resulting from the default, less 50% of any cash or assets available from the West Valley MRF. In the event of default, all outstanding amounts due on the bonds accrue interest at a rate equal to 4% over the reference rate established under the terms of the Reimbursement Agreement with Union Bank.

     In addition, Kaiser and its wholly owned subsidiary, Kaiser Recycling Corporation, provided to Union Bank Environmental Guaranty Agreements pursuant to which they are jointly and severally liable for any liability that may be imposed on Union Bank for pre-existing environmental conditions on the property acquired by the West Valley MRF from Kaiser Recycling Corporation that the West Valley MRF fails to timely address. Should our insurance not fully cover these potential losses, we could be obligated to satisfy such potential liabilities and our business, results of operations and ability to implement our future plans may be materially and adversely affected.

General Economic Conditions Could Negatively Affect Our Business

     Changes in general economic conditions in the United States and Southern California could have a material adverse effect on our operating results and are beyond our control. In particular, since the terrorist attacks on the United States on September 11, 2001, the United States economy has experienced a sharp decline. The United States' complete response to these attacks is currently unknown. The effects of these attacks, and that of the United States' response, may cause the United States economy to further weaken. These and other events could materially and adversely affect our business, results of operations and ability to implement our future plans may be materially and adversely affected.


Our Business Involves Significant Risks of Litigation

     The rapidly developing and changing statutory and regulatory framework in which we operate creates significant risks for Kaiser, including, among other things, potentially large civil and criminal liabilities from violations of environmental laws and regulations and liabilities to third parties for damages arising from assets owned by Kaiser or services performed on our behalf by others. Litigation, whether offensive or defensive, is often time-consuming and expensive, even if we are ultimately successful. Additionally, our failure to successfully defend against a claim could materially and adversely affect our business. Upon consummation of the merger, Kaiser LLC would become a party to all current or future claims or litigation against Kaiser Inc. See "-- The Risks We Face May Not be Covered by Our Insurance Policies." Some of these matters include:

     Mill Site Property.  The operation of a steel mill by our predecessor,
     ------------------
Kaiser Steel, resulted in the contamination of portions of the Mill Site Property. Under the terms of the sale by Kaiser Inc. of approximately 588 acres of the Mill Site Property to CCG Ontario LLC, CCG assumed certain liabilities associated with the Mill Site Property and agreed to indemnify Kaiser for future investigation and remediation of the portion of Mill Site Property it purchased as well as certain other environmental liabilities and risks at the Mill Site Property. However, CCG's indemnification obligations do not extend to, among other things, related litigation in progress as of the date of the closing of the sale. As a result, Kaiser remains liable for those matters. Moreover, If CCG fails to perform on its indemnification obligations to Kaiser, and the security provided for those obligations by certain bonds, insurance policies and a limited guaranty prove inadequate, Kaiser may remain secondarily liable for those matters. If Kaiser suffers any losses as a result of any primary claims, or CCG fails to perform its obligations, our business could be materially and adversely affected. For more information, see "BUSINESS -- Completed Transactions - Sale of Mill Site Property." The insurance we purchased to mitigate these risks may not do so.

     Asbestos Suits.  In addition to the environmental claims and risks
     --------------
associated with the Mill Site Property, there are similar risks and contingent liabilities associated with properties historically owned or managed by Kaiser Steel. We and Kaiser Steel's bankruptcy estate, KSC Recovery, are currently named in approximately fifty (50) active asbestos lawsuits. Most of the plaintiffs alleged that they were aboard Kaiser ships or worked in shipyards in the Oakland/San Francisco, California area or Vancouver, Washington area in the 1940's and that Kaiser and/or KSC Recovery were in some manner associated with one or more shipyards or has successor liability for damages suffered by the plaintiffs. There are also several claims involving other facilities, such as the Mill Site Property and Eagle Mountain Townsite. These lawsuits are third-party premises claims or involve claims based on injuries from exposure to asbestos. The lawsuits often involve multiple defendants. We anticipate that we, along with KSC Recovery, will be named as a defendant in additional asbestos lawsuits. A number of large manufacturers and/or installers of asbestos and asbestos-containing products have filed for bankruptcy over the past couple of years, increasing the likelihood that additional suits will be filed. In addition, the trend has been toward increasing trial damages and settlement demands. Virtually all of the complaints against us are non-specific, but involve allegations relating to pre-bankruptcy activities.

     The insurance carriers to whom we have tendered these disputes may reject these claims or otherwise fail to pay them. Many, but not all, of the current asbestos claims have been accepted for defense and indemnity purposes by insurance carriers, subject to a reservation of rights. In addition, there is currently a dispute over the amount of insurance coverage available to us and KSC Recovery. We and KSC Recovery are in settlement negotiations with insurance carriers with regard to this coverage dispute. Kaiser and KSC Recovery will likely be required to participate in some manner in the payment of defense and indemnity costs for many of the claims with the range of participation being from 0% to 100% depending upon the nature of the claim and the timing as to the allegations of first exposure to asbestos.


     California Regional Water Quality Control Board.  The California Regional
     -----------------------------------------------
Water Quality Control Board, Santa Ana Region, referred to as RWQCB, has recently told Kaiser that the City of Ontario is asserting that Kaiser is responsible for the impact of a plume of high total dissolved solids, such as salt, in one of its wells because such materials allegedly emanated from the Mill Site Property. If Kaiser is unsuccessful in defending against the City of Ontario's current claim, Kaiser may be liable to pay significant damages. If this should happen, Kaiser may be material and adversely affected. See "BUSINESS - Legal Proceedings - California Regional Water Quality Control Board."

The Risks We Face may not be Covered by Our Insurance Policies


     Some known and/or potential liabilities arising from pollution conditions or asbestos-related claims and/or for contractual indemnity coverage for scheduled indemnity obligations of Kaiser arising from, among other things, prior corporate transactions and real estate sales are uninsurable or not insurable on terms that we believe are economical. Our assets and our business are subject to substantial risk of environmental maintenance and remediation as mandated by federal and state laws. Governmental authorities have the power to enforce compliance with all regulations, permits, consents and licenses and violators are subject to injunctions or fines or both. In additional, private individuals often also have the right to sue to enforce compliance, and we are potentially subject to other risks as well. Our insurance policies do not guarantee we will be reimbursed for any damages that could result from any insured risks. Insurance companies could dispute our coverage or become insolvent. Moreover, the new insurance policy we purchased effective as of June 30, 2001 to provide commercial general liability, pollution legal liability, asbestos liability and contractual indemnity coverage for Kaiser's ongoing and historical operations over and above Kaiser's existing insurance policies has a twelve (12) year term and limits of $50,000,000 in the aggregate for defense and indemnity. As a result of these limits or other reasons, this new policy may not provide for the defense of claims that may be brought against Kaiser or adequately supplement our existing insurance coverage. If our new policy or our other insurance coverages do not satisfy any claims, we may not have sufficient cash to fund claims and our operating needs, especially since we have eliminated our environmental liability reserves. If our insurance does not cover a significant loss, our business will likely be materially and adversely affected and we may be unable to distribute any further assets.

Claims Against Our Bankrupt Predecessor May be Asserted Against Us

     From time to time, various environmental and similar types of claims, such as the environmental and asbestos litigation mentioned above that relate to Kaiser Steel pre-bankruptcy activities are asserted against KSC Recovery and Kaiser as the reorganized successor to Kaiser Steel. Claims asserted against Kaiser Steel or related to its activities prior to its bankruptcy could be determined to survive the Kaiser Steel bankruptcy. If this should occur, Kaiser's business and stated strategy could be materially and adversely affected.

Comparison Of Common Stock And Class A Units


     Kaiser LLC would be a limited liability company. As a result, its charter documents consist of a certificate of formation and an Operating Agreement instead of a certificate of incoporation and bylaws. In general, the Operating Agreement was drafted to mirror the terms, conditions and procedures of Kaiser Inc.'s certificate of incorporation and bylaws and to provide holders of Class A Units rights similar to those of our stockholders. However, as a result of decisions made by our Board of Directors and the impact of applicable law, these rights are not identical. Certain significant differences are summarized below. However, you should also carefully read the full text of Kaiser LLC's Operating Agreement, which is included as Annex C to this Proxy Statement/Prospectus.

     The following table compares certain characteristics of the Common Stock and the Class A Units, and should be read in conjunction with the more detailed information following as well as Kaiser LLC's Operating Agreement:

                                           Common Stock                                Class A Units
                                           ------------                                -------------
Voting Rights                One vote per share on all matters voted     Same.
                             upon by stockholders.  No cumulative
                             voting in the election of directors.

Number of Board Members      Seven.                                      Five.

Transfer Restrictions        None.  The Common Stock is registered       Subject to significant transfer
                             with the SEC and traded on the Nasdaq       restrictions.  The Class A Units would be
                             Stock Market.                               registered with the SEC, but would not be
                                                                         traded on any stock exchange or in any
                                                                         secondary market.  For a complete
                                                                         description of the transfer restrictions
                                                                         applicable to the Class A Units, see "--
                                                                         Transfer Restrictions."

Conversion                   Not convertible.                            Same.

Rights upon Merger,          None specified.  The stockholders have      Same.  The Operating Agreement specifically
  Consolidation or           previously approved the sale of the         states that no approval of the members is
  Reorganization             remaining assets of Kaiser without          required for the sale of the remaining
                             further stockholder approval.  However      assets of Kaiser.
                             the effectiveness of this is unclear
                             under Delaware law.

Capital Structure

     Kaiser Inc.'s present capital structure consists of 13,333,333 authorized shares of Common Stock, $.03 par value. As of the record date, 6,442,103 shares of Common Stock were outstanding, including 136,919 shares deemed outstanding for financial reporting purposes, but not yet distributed to Class 4A unsecured creditors of the Kaiser Steel Corporation bankruptcy estate.

     Kaiser LLC's capital structure would consist of Class A Units and Class B Units. After the merger, approximately 6,442,103 Class A Units and 751,956 Class B Units would be outstanding. For a discussion of the Class B Units, see " -- Class B Units." Kaiser LLC could issue additional Class A Units without the approval of the members and would be permitted to use these additional units for a variety of purposes, including, among other things, future offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Voting Rights

     Holders of Class A Units, like the holders of Common Stock:

     . would be entitled to one vote per unit on all matters submitted to a vote. (Holders of Class B Units would not be entitled to vote, except as required by law.)

     .    would not be entitled to cumulate their votes in any elections.

     . would be entitled to take actions by the written consent without a meeting, except the election of managers.

     No additional consent of Kaiser LLC's members would be required for any sale or disposition, even if a sale or disposition involves substantially all of Kaiser LLC's assets. This provision was included to save the costs of a proxy solicitation seeking member consent.

     Kaiser LLC's Operating Agreement provides that the Chief Executive Officer, President, Secretary or any Assistant Secretary may call a special meetings of members upon written request of a majority of the managers of Kaiser LLC. These terms and conditions are substantially the same as those contained in Kaiser Inc.'s bylaws.

Advance Notice Requirements for Business to be Conducted at any Annual or Special Meeting

     Kaiser LLC and Kaiser Inc. have the same terms, conditions and procedures for bringing business before a meeting of members or stockholders, as the case may be. These provisions may impede members' ability to bring matters before a meeting or make nominations for managers at a meeting of members. Business properly brought before an annual or special meeting of members may be conducted at that meeting. To be properly brought before an annual or special meeting, or for a member to nominate candidates for election as managers at an annual or special meeting,

     . nominations for the election of board members or other business must be (a) specified in the notice of meeting given by the board; (b) otherwise properly brought before the meeting by the board; or (c) otherwise properly brought before the meeting by a member.

     . the moving member must give timely written notice of the proposed additional business or nomination to the Secretary of Kaiser LLC. The moving member must deliver this notice, in proper form, to the principal executive offices of Kaiser LLC as follows:

            . if the member seeks to add an item to the agenda for an annual meeting that is called for a date within 30 days of the anniversary date of the previous annual meeting, the moving member must deliver notice to Kaiser LLC`s Secretary not less than 60 days nor more than 90 days prior to the anniversary date;

            . if the member seeks to add an item to the agenda for an annual meeting that is called for a date that is not within 30 days of the anniversary date of the previous annual meeting, the moving member must deliver notice to Kaiser LLC's Secretary not later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first; and

            . in the case of a special meeting of the members called for the purpose of electing managers, the moving member must deliver notice to Kaiser LLC's Secretary not later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

     For a moving member's notice to the Secretary to be in proper form, the member must set forth, as to each matter:

     . the name and address of the member who intends to make the nominations or propose the business and, as the case may be, of the person or persons to be nominated or of the business to be proposed;

     . a representation that the member is a holder of record of Class A Units entitled to vote at the meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

     . if applicable, a description of all arrangements or understandings between the member and each nominee and any other person or persons pursuant to which the nomination(s) are to be made by the member;

     . other information regarding each nominee or each matter of business to be proposed by such member as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated or the matter been proposed by Kaiser LLC's Board of Managers; and

     . if applicable, the consent of each nominee to serve as manager of Kaiser LLC if elected.

     The Chairman of the annual or special meeting has the authority to determine that the nomination of any person or other business was not properly brought before the meeting. If the Chairman does so, that business would not come before the meeting.

Transfer Restrictions

     The Class A Units would not be listed on any stock exchange or market. In order to capture what our Board of Directors believes to be valuable tax savings, Kaiser LLC has been organized as a limited liability company taxed as a partnership. To preserve this tax treatment, the Class A Units cannot be (a) traded on an established securities market, or (b) readily tradable on a secondary market. This section has generally been interpreted to mean that no more than 2% of the total interests in the entity's capital or profits may be transferred during any one tax year (subject to certain exceptions). To meet this condition, the Kaiser LLC Operating Agreement provides that holders of the Class A Units may not transfer those units unless the following conditions are met:

     . Kaiser LLC must receive written notice of the proposed transfer, including the circumstances and details;

     . Kaiser LLC may require an attorney's written opinion, in a form it finds reasonably satisfactory, specifying the nature and circumstances of the proposed transfer and, based on such facts, stating that the proposed transfer would not be in violation of any of the registration provisions of the Securities Act, or any applicable state securities laws;


     . Kaiser LLC must have received from the transferee (and any transferee's spouse who might receive a community property interest in the Class A Units) a written consent to be bound by all of the terms and conditions of Kaiser LLC's Operating Agreement in form satisfactory to Kaiser LLC;

     . Kaiser LLC must be reasonably satisfied that the transfer could not cause the termination of Kaiser LLC or otherwise materially affect the tax treatment of Kaiser LLC in any way; and

     . Kaiser LLC must be reimbursed upon request for its reasonable expenses in connection with the transfer.

     Kaiser LLC can refuse to permit any transfer if it believes that, as a result of such transfer, individually or taken together with any other transfers, Kaiser LLC could be treated as a publicly traded partnership under the Internal Revenue Code, which would result in Kaiser LLC being taxed as a corporation rather than a partnership. A transfer includes, without limitation, a sale, pledge, or other transfer of or encumbrance on all or any part of a Class A Unit.

Nasdaq Stock Market Delisting

     Kaiser would delist the Common Stock from the Nasdaq Stock Market and deregister the Common Stock under the Exchange Act immediately following the effective time of the merger. Neither the Class A Units nor the Class B Units would be listed on a national securities exchange or traded in the organized over-the-counter market, but are anticipated to be registered under the Exchange Act.

Distributions

     Kaiser LLC's Board of Managers may elect in its discretion from time to time to distribute cash or property to Kaiser LLC's members, except that no distribution shall be made if, after giving effect to the distribution, Kaiser LLC would not be able to pay its debts as they become due in the usual course of business. All distributions shall be made to Kaiser LLC's members in proportion to their ownership interest. Kaiser LLC intends to adhere to the current policy of Kaiser by distributing cash to its members when not required for its needs (as determined by its Board of Managers).

No Preemptive Rights

     Holders of Class A Units, like the holders of Common Stock, are not entitled to preemptive rights to subscribe to any class of securities that may be issued by Kaiser LLC.

Board of Managers

     Kaiser LLC would have a Board of Managers consisting of five members, instead of the seven members of the Kaiser Inc. Board of Directors. We have reduced the Board size in light of our smaller operations after the cash distributions and our recent assets sales. If the Conversion Proposal is approved, we expect that Kaiser LLC will adopt all of Kaiser Inc.'s procedures, policies and compensation arrangements, except as specifically noted in this Proxy Statement/Prospectus. In particular, Kaiser LLC does not intend to maintain the stated Kaiser Inc. policy of mandatory retirement for directors at age 72. As a result, information with respect to the Board of Directors, its members, committees of the Board of Directors, the Kaiser's executive officers, certain security ownership information, information regarding compensation, compensation arrangements, and option grants and exercise is applicable to Kaiser LLC as well as Kaiser Inc.

     The Kaiser LLC Board of Managers would initially consist of Richard E. Stoddard, Ronald E. Bitonti, Todd G. Cole, Gerald A. Fawcett and Marshall F. Wallach, all of whom are currently members of the Kaiser Inc. Board of Mangers. In the event any of these individuals are not elected to the Kaiser Inc.'s Board of Directors at the annual meeting, the director elected in such individual's place shall serve as a manager on the Board of Managers of Kaiser LLC in his place. For information on these members of the Kaiser LLC Board of Managers, as well as other information on compensation and other matters, please see "ELECTION OF DIRECTORS", "MANAGEMENT" and "SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS."

Limitations on Liability and Indemnification of Directors, Managers, Officers and Employees

     After the Conversion, the indemnification of officers, directors and agents of Kaiser LLC will be governed by the provisions of Delaware's Limited Liability Company Act and the Operating Agreement. Unlike the DGCL, which contains certain restrictions on a corporation's ability to indemnify its officers and directors and does not allow indemnification of stockholders, Delaware's Limited Liability Company Act permits a limited liability company to indemnify any member, manager, or other person from any liability whatsoever. The primary difference between the indemnification provisions contained in the Operating Agreement and those contained in Kaiser Inc.'s bylaws arise from this greater flexibility afforded by the law to an LLC. However, both the Operating Agreement and the bylaws impose similar standards of good faith on those seeking indemnity (referred to as an "indemnitee").

     Kaiser LLC.  Kaiser LLC's Operating Agreement provides that no manager,
     ----------
officer or employee will be liable to Kaiser LLC or to its members for any loss unless the loss was caused by that person's fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of the law.

     The Operating Agreement also includes provisions that require Kaiser LLC to indemnify its managers, officers and employees for monetary damages and expenses incurred in connection with any pending or threatened action, including, among other actions, an action by or on behalf of Kaiser LLC, because of that person's status or actions as a manager, officer or employee of Kaiser LLC. The Operating Agreement also permits, but does not require, Kaiser LLC to indemnify any agent of Kaiser LLC for his or her actions or status as an agent, on terms to be determined by Kaiser LLC's managers at the time. Any person seeking indemnification must have acted in good faith and in a manner he or she reasonably believed to be consistent with Kaiser LLC's best interests and, in the case of a criminal proceeding, he or she must have had no reasonable cause to believe that the conduct was unlawful. Any person seeking indemnification would be required to state that this standard of conduct had been met; in the case of a manager or officer Kaiser LLC would then bear the burden of proving that the standard had not been met if it seeks to deny indemnification.

     Generally, Kaiser LLC would be required to provide indemnification whether or not the indemnitee was found liable in the action against him or her. However, Kaiser LLC would not indemnify any person for liability in connection with (i) an action initiated by the indemnitee (other than an action brought by the indemnitee against Kaiser LLC for the purpose of recovering under an indemnification claim), (ii) willful misconduct, or conduct which is knowingly fraudulent or deliberately dishonest, or (iii) conduct for which indemnification is unlawful.

     Kaiser Inc.  Kaiser Inc.'s bylaws similarly limit the liability of its
     -----------
directors, officers, employees and agents. Kaiser Inc. is required to indemnify its directors, officers, employees or agents for monetary damages or expenses incurred in connection with any proceeding, other than one brought by or on behalf of Kaiser Inc., if the indemnitee acted in good faith and in a manner he or she reasonably believed to be consistent with Kaiser Inc.'s best interests and, in the case of a criminal proceeding, he or she had no reasonable cause to believe that the conduct was unlawful. Generally, Kaiser Inc. is required to indemnify the indemnitee whether or not the indemnitee is found liable in the action against him or her, so long as he or she met the standard of good faith described above. However, in a case brought by or on behalf of Kaiser Inc., the indemnitee is not entitled to indemnification if he or she is found liable in the proceeding, even if he or she acted in good faith, unless the court allows it.

Anti-Takeover Effects of Various Provisions of Delaware Law

     Because Kaiser LLC is a limited liability company, Kaiser LLC would not be subject to Section 203 of the DGCL. Section 203 imposes certain restrictions that could prohibit or delay the accomplishment of mergers, sales or other takeover or change-in-control attempts with respect to us. However, the Conversion Proposal is proposed, in part, for the purpose of facilitating the sale of Kaiser LLC's remaining assets. Therefore, we do not believe that Kaiser LLC would benefit from the protection offered by Section 203, should it apply.

     Kaiser Inc. is subject to Section 203.  Subject to specific exceptions,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     . the "business combination," or the transaction in which the stockholder became an "interested stockholder," is approved by the Board of Directors prior to the date the "interested stockholder" attained that status;

     . upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     . on or after the date a person became an "interested stockholder," the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock.

Transfer Agent and Registrar

     Computershare Trust Company, Inc is the Transfer Agent and Registrar for the Common Stock and ACS Securities Services, Inc. is expected to be the Transfer Agent and Registrar for the Class A Units.

Class B Units

     Background.  Richard A. Daniels and Kay Hazen are former executives of MRC,
     ----------
and Gary W. Johnson is currently a part-time employee of MRC. We will collectively refer to Messrs. Daniels and Johnson and Ms. Hazen as the MRC Executives. The MRC Executives have been granted the right to receive certain contingent incentive payments in order to incentivize each of them to assist Kaiser and MRC close the sale of the landfill project as well as meeting all conditions necessary for the release of funds from escrow. The Class B Units would be issued to the MRC Executives to provide for those incentive payments. Kaiser agreed to use the Class B Units (assuming the approval of the Conversion Proposal) to compensate the MRC Executives in lieu of stock options or other equity based incentives because of the tax complexity of using other equity based incentives in limited liability companies. Equity incentives can offer the recipient more favorable federal income tax treatment and the perception of ownership. See "BUSINESS - Eagle Mountain Landfill Project and Pending Sale." The amount of the incentive payments (and hence the number of Class B Units) was determined by MRC in negotiation with the MRC Executives.

The MRC Executives as a group will receive approximately 2% of any cash actually received by MRC, up to approximately $752,000 if MRC receives the currently agreed upon price of $41 million. The MRC Executives' right to receive any payments is entirely contingent upon the completion of the sale of the Eagle Mountain landfill and the release of funds from escrow in connection with that sale. The MRC Executives do not participate in distributions of interest on the purchase price received on escrowed funds.

       The MRC Executives would receive the following number of Class B Units:

               MRC Executive                                Class B Units
               -------------                                -------------
          Richard A. Daniels....................               296,044
          Gary W. Johnson.......................               244,452
          Kay Hazen.............................               211,460
                                                               -------
               TOTAL                                           751,956

     Distributions.  The Class B Units would be entitled to cash distributions
     -------------
if and when MRC receives any principal portion of the sale proceeds from the District in connection with the Eagle Mountain landfill project sale. Each distribution would be determined based on the following formula:

$1.00  x  the principal portion of the Eagle Mountain purchase price payment (up
--------------------------------------------------------------------------------
                                to $41 million)
                                ---------------
                                  $41 million

     Thus, the 751,956 Class B Units would be entitled to an aggregate payment of approximately $752,000 if MRC were to receive at least $41 million of proceeds from the sale to the District. The payment would be proportionately smaller if the price received is reduced. The Class B Units are not entitled to any other distributions or profits, and, upon distribution by Kaiser of an aggregate of $1 per Class B Unit. The Class B Units would have no further rights to any distributions.

     Voting rights.  The Class B Units will not have any voting rights except as
     -------------
required by law.

     Restrictions on Transfer.  The Class B Units are not transferable.
     ------------------------

     Reimbursement of Kaiser.  Kaiser owns approximately 80% of MRC and controls
     -----------------------
its management. Although the current contingent incentive payments are obligations of MRC, as part of the Conversion Proposal, Kaiser LLC would take responsibility for directly paying these contingent incentive payments. MRC would compensate Kaiser for assuming this obligation. Kaiser currently and historically guarantees all Compensation arrangements with the MRC Executives. Since MRC is winding down, the MRC Executives and Kaiser agreed that the incentive compensation payments would be a direct obligation of Kaiser. Kaiser shall have the right to be compensated by MRC for these payments by receiving an increased distribution on Kaiser's investment to offset the payments made to the MRC Executives.

     Effect of Disapproval of the Conversion Proposal.  If the Conversion
     ------------------------------------------------
Proposal is not approved, the Class B Units would not be issued. However, the MRC Executives would still be entitled to receive the same cash as a bonus from MRC upon MRC's receipt of the purchase price from the sale of the landfill project to the District. Consequently, whether or not the Class B Units are issued, the cash otherwise available for holders of the Common Stock or the Class A Units would not change.

     Other Activities of MRC Executives.  Kaiser retains the ability to hire
     ----------------------------------
one or all of the MRC Executives as a consultant compensated on an hourly basis. Only Kay Hazen currently acts as an occasional consultant to Kaiser.

Conditions To The Conversion

     Our Board of Directors retains the right to terminate the Conversion Proposal and the related merger if it determines that the conversion is not in the best interest of Kaiser. This could happen even if our stockholders approve the Conversion Proposal. In particular, we may have to abandoned the Conversion Proposal if we believe too many stockholders have elected appraisal rights.

Federal Income Tax Consequences Of The Conversion Proposal

Background and Purpose of Transaction

     Kaiser Inc. currently owns all of Kaiser LLC's Class A Units. If Kaiser Inc. merges with Kaiser LLC:

     . Kaiser LLC would survive the conversion and Kaiser Inc. would cease to exist.

     . Kaiser LLC would succeed to all of the assets and liabilities of Kaiser Inc.

     . Each share of outstanding Common Stock would automatically convert into the right to receive $10 in cash and one Class A Unit.

     The Conversion Proposal would permit us to recognize a tax loss this year, distribute significant cash to our stockholders on a tax advantageous basis, avoid "double taxation" generally imposed on corporate income that is distributed to investors and increase our flexibility in dealing with our remaining assets.

     The following is a summary of certain federal income tax consequences of the Conversion Proposal. This discussion is based upon the Internal Revenue Code (which we will refer to as the "Code"), the Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, which are in effect as of the date of this Proxy Statement/Prospectus. These matters could change, possibly even retroactively. This summary is also based on the assumption that Kaiser LLC will be operated in accordance with its Operating Agreement. This summary does not discuss all aspects of federal income taxation which may be important to each stockholder in light of its investment or tax circumstances, or the consequences to certain types of stockholders subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and non-"U.S. persons" (as defined below)). This summary does not apply to stockholders who acquired their Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This summary also assumes that stockholders have held their shares of Common Stock and will hold their Class A Units as capital assets (generally, property held for investment).

Independent Tax Opinion

     No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Proxy Statement/Prospectus. Instead, Kaiser's Board of Directors retained Ernst & Young LLP ("Ernst & Young"), independent public accountants and Kaiser's independent auditors for more than two years, to pass upon certain tax matters for Kaiser in connection with the Conversion Proposal. Ernst & Young is a nationally recognized accounting firm with substantial experience in tax matters in the merger context. Ernst & Young has and will continue to receive compensation for its services in connection with the

Conversion Proposal at rates consistent with Kaiser's past payments. See "MANAGEMENT -- Board Matters -- Independent Auditors."

Ernst & Young will deliver an opinion to Kaiser Inc. to the effect that, for federal income tax purposes, (i) the merger should result in (a) the recognition of loss by Kaiser Inc. to the extent that the adjusted basis of any asset deemed to be distributed to Kaiser Inc.'s stockholders as a result of the merger exceeds the fair market value of such asset, and (b) the recognition of gain or loss by the stockholders, and (ii) immediately following the merger Kaiser LLC should be treated as a "partnership." For purposes of this opinion, Ernst & Young examined the merger agreement, Kaiser LLC's Operating Agreement and other documents and records it deemed necessary or appropriate in connection with rendering its opinion. In rendering its opinion, Ernst & Young assumed that the Conversion Proposal would be consummated in accordance with the provisions of the merger agreement and relied, without independent verification or investigation, upon the truth and accuracy, as of the date given, of certain representations and warranties made by each of Kaiser Inc. and Kaiser LLC. If any of these representations are inaccurate in any respect, the tax consequences of the Conversion could vary in a materially adverse manner from the consequences reflected in Ernst & Young's opinion. The opinion expressed by Ernst & Young represents that firm's judgment with respect to the proper treatment of certain aspects of the Conversion Proposal under the federal income tax laws of the United States based upon the Code, the related Treasury Regulations, certain rulings and other pronouncements of the IRS, and certain judicial decisions. Any of these statutes and rulings could change, retroactively and/or prospectively. If a change occurred, the opinions rendered by Ernst & Young could be materially and adversely affected. Furthermore, the opinions expressed by Ernst & Young represents that firm's judgment of how a court would rule if presented with the issues upon which Ernst & Young opines, but these opinions will not be binding upon either the IRS or any court. Therefore, neither Ernst & Young nor Kaiser can give any assurance that a position taken in reliance on Ernst & Young's tax opinions will not be challenged by the IRS or rejected by a court of competent jurisdiction. Moreover, Ernst & Young has disclaimed any undertaking to advise Kaiser or its stockholders of any subsequent changes that may affect the tax opinions rendered by Ernst & Young.

     Ernst & Young will express no opinion as to whether the preliminary valuation report issued by Duff & Phelps is accurate. Moreover, Ernst & Young has (1) assumed that the preliminary valuation report issued by Duff & Phelps is an accurate reflection of the fair market value of Kaiser Inc. assets; (2) relied on the truth and accuracy of the representations made by Kaiser Inc. and Kaiser LLC regarding any and all issues related to tax basis and fair market value, and (3) assumed that any representation made "to the knowledge" or similarly qualified is correct without such qualification.

     The discussion under the heading "--Tax Status of Kaiser LLC" describes certain material federal income tax considerations relating to the merger and Kaiser LLC if Kaiser LLC were classified as an association or a publicly traded partnership taxable as a corporation for federal income tax purposes. The remainder of the discussion below assumes that Kaiser LLC will be classified as a partnership for federal income tax purposes.

Tax Benefits Associated with the Conversion Proposal.

     By converting to a limited liability company during 2001, Kaiser Inc. expects to generate a tax loss estimated at $42-$47 million. This loss would be applied against the gain Kaiser Inc. recognized in 2001 from the sale of the Fontana Union stock, and would reduce the income taxes paid by Kaiser Inc. in 2001 by a projected amount of approximately $10.5-$12.0 million.

     In contrast, if the Conversion is not completed, Kaiser Inc. would only recognize a tax loss from MRC if the sale of the landfill project to the District closes or some other recognition event occurs. Moreover, the amount of the loss which would be recognized on the sale to the District would only be $15-$20 million. If the MRC sale closes before December 31, 2001, this loss would reduce Kaiser Inc.'s 2001 income taxes by only approximately $4.5-$6.0 million. However, if the closing of the MRC sale is delayed beyond that date, the net value of the loss is expected to be further reduced, because of a decrease in the present value of the loss. In addition, since Kaiser is not expected to have significant profits from operations in 2002, and the ability to carryback any losses to 2001 may be limited, the value of the loss to Kaiser from a sale in 2002 or beyond is expected to be further reduced.

Consequences to Kaiser Inc.

     As a result of the conversion, Kaiser Inc. would be treated, for tax purposes, as having liquidated and distributed all of its property to its stockholders. Generally, federal tax law requires a liquidating corporation, as construed for tax purposes only, to recognize gain or loss on the distribution of property in a complete liquidation as if the property were sold to the recipient at its fair market value. Thus, Kaiser Inc. would recognize gain or loss equal to the difference between the fair market value of its assets (less any related liabilities) and the adjusted tax basis of those assets. As described below, Duff & Phelps has given Kaiser a preliminary indication that the fair market value of our assets is less than our net tax basis in those assets, thereby producing a loss for tax purposes. However, the actual value must be based on the situation on the actual date of the conversion, and this could vary from the preliminary indication of value. If the final valuation differs from preliminary data, the tax savings of Kaiser Inc. expected as part of the conversion would be affected, perhaps materially. You should also be aware that the Internal Revenue Service will not be bound by Duff & Phelps' valuation. As a result, the amount of any actual tax gain or loss could vary, perhaps significantly, from the preliminary figure.

Consequences to Kaiser LLC

     The conversion would not be a taxable event for Kaiser LLC. Provided that Kaiser LLC is treated as a partnership for federal tax purposes, it will not pay federal income tax on its operations going forward. Instead, Kaiser LLC's income, losses and credits will be allocated among the holders of Class A Units (and to a limited degree, the Class B holders) for inclusion in their separate income tax returns. (See "--Consequences to Members of Kaiser LLC".) Kaiser LLC would file annual information returns setting forth names and addresses of each of its members, as well as each member's distributive share of income, deductions, and credits.

Consequences to Kaiser Inc. Stockholders
----------------------------------------

     General.  Federal tax law provides that the amounts received by a
     -------
stockholder in a distribution, which is treated for tax purposes as a complete liquidation of a corporation, are treated as full payment for the stockholder's stock. This means that you will recognize gain or loss equal to the difference between the tax basis in each of your shares of Common Stock and the sum of the fair market value of the consideration you receive per share of Common Stock in the merger. Based upon Duff & Phelps' preliminary estimate of the fair market value for tax purposes of a Class A Unit at $1.45 per share, stockholders of Kaiser should generally pay taxes on any excess of the estimated $11.45 in value for tax purposes received per share of Common Stock in the merger. However, as noted above, the relevant value will be that on the date of the Conversion, which could vary from the preliminary indication of value. Kaiser would be obligated to report the final appraised value to you not later than the end of January 2002. However, the IRS will not be bound by Duff & Phelps' valuation. As a result, the amount of any actual tax gain or loss could vary, perhaps significantly, from the preliminary figure. See "--Valuation of Kaiser and Class A Units."

     Any gain or loss recognized by you on the conversion will generally be capital gains or losses, and should be treated as long term gain or loss if you have held the Common Stock for at least one year at the time of the merger. This may not apply to stockholders who acquired their Common Stock pursuant to the exercise of stock options or other compensation arrangements with Kaiser Inc. or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code. Please consult your own tax adviser.

     Information Reporting and Backup Withholding. A stockholder may be subject
     --------------------------------------------
to backup withholding at the rate of 31% with respect to merger consideration received pursuant to the conversion, unless the stockholder (i) is a corporation or otherwise qualifies for exemption or (ii) provides a correct taxpayer identification number, makes certain certifications, and otherwise complies with applicable requirements of the backup withholding rules. A non-exempt holder who does not provide his or her correct taxpayer identification number may be subject to penalties imposed by the IRS in addition to backup withholding. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability. Kaiser is obligated to report to the stockholders and the IRS the amount of any "reportable payments" (as defined in section 3406 of the Code) and the amount of tax, if any, withheld with respect thereto.

Consequences to Members of Kaiser LLC

     General.  Assuming that Kaiser LLC is treated under the Code as a
     -------
partnership (as opposed to a corporation), each member of Kaiser LLC would be allocated (and be obligated to pay taxes on) his or her share of any income, losses and credits of Kaiser LLC.

     Depending on the operating results of Kaiser LLC, its members could be allocated taxable income but not receive corresponding cash distributions to pay the associated tax liability. For certain of our stockholders who are exempt from Federal income tax, some of the income from Kaiser LLC may be considered "unrelated business taxable income." If Kaiser LLC recognizes a taxable loss, the amount of loss from Kaiser LLC that may be recognized by you in any particular tax year could be limited to the amount of your adjusted basis of your Class A Units. Any disallowed loss for a particular period would be carried forward to, and may be deducted by you in, subsequent tax years in which you have adjusted basis.



     Tax Basis of Units.  The tax basis of each Class A Unit would initially be
     ------------------
equal to the fair market value of the Class A Unit on the date of the Conversion. Thereafter, the tax basis would be increased by your allocable share of any Kaiser LLC taxable income, by any nonrecourse indebtedness incurred by Kaiser LLC and by any contributions you make to Kaiser LLC of cash or property and would be decreased (not below zero) by your allocable share of any Kaiser LLC taxable loss and deductions, by any reduction in nonrecourse indebtedness of Kaiser LLC and by the amount of any cash and/or property distributed to you by Kaiser LLC. To the extent a member's allocable share of Kaiser LLC's losses would reduce that member's adjusted tax basis in its Class A Units below zero, that member would not be able to recognize those losses until the recognition of those losses would not reduce that member's adjusted tax basis below zero.

     Sale or Other Disposition of Units. Section 8.1.1 of the Kaiser LLC
     ----------------------------------
Operating Agreement imposes substantial restrictions of the sale or other transfer of any interest in any Class A Units. These restrictions are designed to prohibit any transfer of any Class A Units that could result in Kaiser LLC being treated as a publicly traded partnership for federal income tax purposes.
Section 8.1.1 provides, in part, that Kaiser LLC may, in its sole and absolute discretion, refuse to allow any transfer which, either alone or taken together with other transfers, could cause Kaiser LLC to be a treated as a publicly traded partnership for federal income tax purposes and may take any steps it deems necessary or appropriate to prevent any transfer which could cause Kaiser LLC to be a treated as a publicly traded partnership federal income tax purposes. Accordingly, Kaiser LLC would not recognize any transfer of any Class A Units that are made through any listing service, exchange service, market maker or similar facilitator, or any other transfer, unless Kaiser LLC determines, in its sole and absolute discretion, that the transfer, taken together with any other transfers, will not result in Kaiser LLC being treated as a publicly traded partnership for federal income tax purposes. Kaiser LLC intends to permit transfers unless they may have an adverse effect on Kaiser LLC's status as a partnership for federal income tax purposes.

     Upon the sale or other disposition of a Class A Unit, a member would recognize a capital gain or loss equal to the difference between the amount realized and the member's adjusted tax basis in the Unit, unless section 751(a) of the Code requires a different treatment for gain or loss attributable to unrealized receivables and inventory. Any capital gain or loss would be long-term capital gain or loss if the member has held its Class A Unit for more than one year. At the current time, long-term capital gains are generally subject to federal income tax at a maximum rate of 20 percent for individuals. Any deduction in respect of any capital loss recognized in a disposition may be subject to limitations.

     Distributions.  In general, a member would recognize gain upon a
     -------------
distribution by Kaiser LLC only to the extent that any money distributed exceeds that member's adjusted tax basis in its Class A Units. (Losses may only be recognized upon a liquidating distribution.) A member's tax basis in any non-cash property distributed to that member in a non-liquidating distribution would be the lesser of Kaiser LLC's adjusted tax basis in the property and the member's adjusted tax basis in its Class A Units. A member's tax basis in its Class A Units would be reduced (but not below zero) by the amount of any money distributed and the amount of the basis of that member in any non-cash property received (as described in the preceding sentence).

     If a distribution is in liquidation of a member's entire interest in Kaiser LLC, the member would recognize gain to the extent that any money distributed exceeds the member's adjusted tax basis in its Class A Units or loss to the extent the member's adjusted tax basis in its units exceeds the amount of any money distributed. The member's tax basis in any non-cash property received would be equal to its adjusted tax basis in its Class A Units, reduced by any money distributed in the same transaction.

     Any gain or loss recognized upon a distribution by Kaiser LLC would be treated as gain or loss from the sale or exchange of a Class A Unit. A member's holding period in any non-cash property distributed to that member would include the holding period of Kaiser LLC with respect to the property.

     "At Risk" Limitation.  Under the "at risk" rules of section 465 of the
     --------------------
Code, noncorporate taxpayers and closely held corporate taxpayers are generally not permitted to claim a federal income tax deduction for losses from an activity, whether conducted directly by the taxpayer or through an investment in a partnership, which exceed the aggregate dollar amount which the taxpayer has "at risk" in the activity at the close of the taxable year. To the extent that losses cannot be used in any taxable year, those losses may be carried over to subsequent taxable years and may be claimed as a deduction by the taxpayer if, and to the extent that, the amount which the taxpayer has "at risk" is increased. The amount for which a member is "at risk" with respect to its Class A Units would generally be equal to the member's adjusted tax basis for those Units, less any amounts borrowed (i) in connection with its acquisition of those units for which that member is not personally liable and for which that member has pledged no property other than its Units; (ii) from persons who have a proprietary interest in Kaiser LLC and from certain person related to those persons; and (iii) for which that member is protected against loss through nonrecourse financing, guarantees or similar arrangements.

     "Passive Activity Loss" Limitation.  The passive activity loss rules of
     ----------------------------------
section 469 of the Code limit the use of losses derived from "passive activities," which generally includes non-management investments in limited liability company interests such as the Class A Units. If an investment in a Class A Unit is treated as a passive activity, a member who is an individual investor, as well as certain other types of investors, would not be able to use losses from Kaiser LLC to offset nonpassive activity income, including salary, business income, and portfolio income (e.g., dividends, interest, royalties, and gain on the disposition of portfolio investments) received during the taxable year. Passive activity losses that are disallowed for a particular taxable year may, however, be carried forward to offset passive activity income earned by the member in future taxable years from Kaiser LLC or other passive interests. In addition, any disallowed losses may be claimed as a deduction, subject to the basis and at risk limitations discussed above, upon a taxable disposition of a member's entire interest in Kaiser LLC, regardless of whether that member has received any passive activity income during the year of disposition.

     Tax-Exempt Members.  In general, income recognized by a tax-exempt entity
     ------------------
is exempt from federal income tax except to the extent of the entity's "unrelated business taxable income" (generally called "UBTI"). If a tax-exempt member's acquisition of its Class A Units is financed by debt, or if Kaiser LLC incurs debt in its acquisition of investments, a tax-exempt member's allocable share of Kaiser LLC's income and gain, as well as gain derived by that member from the disposition of its units, which is attributed to the "debt financed property" would constitute UBTI. In addition, if Kaiser LLC, or any partnership in which it is a partner, earns income which would be UBTI if received directly by a tax-exempt entity, a tax-exempt member's share of that income, as well as its share of any gain attributable to Kaiser LLC's disposition of its interest in that partnership, would constitute UBTI. Kaiser LLC is not prohibited from engaging in activities that would generate UBTI. Income for the West Valley MRF is expected to constitute UBTI.

     Non-U.S. Members.  A Kaiser LLC member that is not a "U.S. person," as
     ----------------
defined below, will generally be considered to be engaged in a United States trade or business on account of its ownership of Class A Units. As a result, a non-U.S. member would have to file United States federal tax returns with respect to its allocable share of any Kaiser LLC's income that is effectively connected to its trade or business. In addition to any regular United States federal income tax, a non-U.S. member that is a corporation may also be subject to United States branch profit tax at a rate of 30% on its allocable share of this income. This tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the non-U.S. member is resident for tax purposes. Non-U.S. stockholders are advised to consult their tax advisors regarding the effects an ownership of Class A Units may have on information return requirements and other United States and non-United States tax matters, including the tax consequences of the ownership of Class A Units for the country or other jurisdiction of which the non-U.S. stockholder is a citizen or in which the non-U.S. stockholder resides or is otherwise located.

     For purposes of this discussion, a "U.S. person" is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized under the law of the United States or any State or political subdivision thereof, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust (a) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

     California Filing & Withholding.  Members of Kaiser LLC would be subject to
     -------------------------------
California tax with respect to their share of "California source income". California source income includes all business income generated within California and nonbusiness income attributable to real or tangible personal property (such as rents, royalties, gains or losses) located in California. The source of nonbusiness income attributable to intangible property (such as interest and dividends) is generally the member's state of residence or commercial domicile. Generally all of Kaiser LLC's income would be expected to be California source income, other than nonbusiness income attributed to intangible property.

     These rules apply both to California residents and to domestic nonresident members. "Domestic nonresident members" include individuals who are nonresidents of California and corporations that are not qualified to do business in California or do not have a permanent place of business in California. Domestic nonresident members also include nonresident estates and trusts, LLC's, partnerships and, to the extent of UBTI, tax-exempt entities that do not have a permanent place of business in California. (Domestic nonresident members do not include foreign nonresident members, which are subject to a separate set of rules. Foreign nonresident members should consult their tax advisors.) Domestic nonresidents are taxed as though they were residents, with the tax computed according to the ratio of California-adjusted gross income to total income. California-adjusted gross income includes all items of adjusted gross income regardless of source for any period during which the taxpayer was a resident of the state and only those items attributable to California sources for any period during which the taxpayer was not a resident of the state.

     Any member of Kaiser LLC which has California-adjusted gross income that generates a California tax liability of at least $1 would be required to file a tax return to the California Franchise Tax Board for that calendar year.

     As a result of having domestic nonresident members, Kaiser LLC will be required to withhold 7% of certain distributions attributable to California source income made to those domestic nonresident members. Under the California regulations, withholding on domestic nonresident distributions is only required if the income payment made to a domestic nonresident member by Kaiser LLC exceeds $1,500 during the calendar year or Kaiser LLC is directed to withhold by the Franchise Tax Board. The term "income payments" includes prior year income that should have been, but was not, previously reported as income from California sources on the member's California income tax return.

Tax Status of Kaiser LLC

     The foregoing discussion assumes that Kaiser LLC will be classified as a partnership for federal income tax purposes, and not as an association taxable as a corporation. No assurance can be given, however, that the IRS will not challenge the status of Kaiser LLC as a partnership.

     Some limited liability companies are, for federal income tax purposes, characterized not as partnerships but as either associations taxable as corporations or as "publicly traded partnerships" taxable as corporations. A limited liability company that is not treated as a "publicly traded partnership" will be treated as an association taxable as a corporation if it makes an election to be treated as such. Kaiser LLC does not intend to make an election to be treated as an association taxable as a corporation. Kaiser LLC would be classified as a "publicly traded partnership" if the Class A Units were traded on an "established securities market" or were "readily tradable" on a "secondary market (or the substantial equivalent thereof)" within the meaning of section 7704(b) of the Code and the Treasury Regulations promulgated thereunder.

     The Class A Units will not be listed on any stock exchange or market and, therefore, will not be traded on any established securities market. Pursuant to its Operating Agreement, Kaiser LLC has adopted certain restrictions on transfers of Class A Units that are intended to prevent those units from being treated as readily tradable on a secondary market or the substantial equivalent thereof. See "--Comparison of Common Stock and Class A Units -- Transfer Restrictions." The determination of whether the Class A Units are readily tradable on a secondary market or the substantial equivalent thereof depends, however, on various facts and circumstances. Accordingly, no assurance can be given that the IRS will not assert that Kaiser LLC constitutes a publicly traded partnership, or that facts and circumstances will not develop which could result in Kaiser LLC being treated as a publicly traded partnership.

     If Kaiser LLC were classified as an association or a publicly traded partnership taxable as a corporation, the following federal income tax consequences would result:

     The Merger.  The merger would likely be treated, for federal income tax
     ----------
purposes, as a "reorganization" under section 368(a) of the Code. In this event, Kaiser Inc. would not recognize any gain or loss as a result of the merger. Kaiser LLC would hold the assets of Kaiser Inc. with the same tax basis as Kaiser Inc. had in those assets, and its holding period in those assets would include Kaiser Inc.'s holding period with respect to those assets. In the merger, stockholders would recognize any gain (but not loss) realized as a result of the receipt of cash and Class A Units in exchange for their shares of Common Stock, but only to the extent of the cash received. This gain would be treated first as a dividend, subject to federal income tax as ordinary income, to the extent it is attributable to the stockholder's proportionate share of the current and accumulated earnings and profits of Kaiser Inc., and then as gain from the sale of property. A stockholder's aggregate tax basis in the Class A Units received in the merger would be the same as its aggregate tax basis in the surrendered Common Stock, decreased by the amount of cash received and increased by the amount of gain recognized (as a dividend or otherwise) in the merger. Each stockholder would include its holding period in its shares of Common Stock in its holding period of the Class A Units received.

     Kaiser LLC and the Class A Units.  Kaiser LLC would be subject to federal
     --------------------------------
income tax at the entity as a regular corporation and the members of Kaiser LLC would be subject to tax in the same manner as stockholders of a corporation. Thus, Kaiser LLC would be subject to federal tax on its net income at regular federal corporate income tax rates, thereby reducing the amount of any cash available for distribution to its members, which reduction could also materially and adversely impact the value of the Class A Units. Kaiser LLC's items of income, gain, loss, deduction and credit would not be passed through to its members. Distributions received by a member from Kaiser LLC would be treated as dividend income for federal income tax purposes, subject to tax as ordinary income to the extent of current and accumulated earnings and profits of Kaiser LLC, with the excess, if any, treated as a nontaxable return of capital to the extent of the member's adjusted tax basis in its Class A Units, and thereafter as gain from the sale of a capital asset.

     THE ABOVE DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS DOES NOT ATTEMPT TO COMMENT ON ALL TAX MATTERS THAT MAY AFFECT KAISER INC., OUR STOCKHOLDERS, KAISER LLC OR ITS MEMBERS, AS A RESULT OF THE CONVERSION PROPOSAL. THE DISCUSSION ALSO DOES NOT CONSIDER OR ONLY BRIEFLY CONSIDERS VARIOUS TAX RULES OR LIMITATIONS APPLICABLE TO PARTICULAR STOCKHOLDERS SUBJECT TO SPECIAL RULES, INCLUDING, AMONG OTHERS, TAX EXEMPT ENTITIES, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS OR BROKER-DEALERS, FOREIGN STOCKHOLDERS AND STOCKHOLDERS WHO DO NOT OWN THEIR SHARES AS CAPITAL ASSETS. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE TAX

CONSEQUENCES OF THE CONVERSION PROPOSAL, THE OWNERSHIP AND DISPOSITION OF CLASS A UNITS RECEIVED IN THE MERGER AND THE CLASSIFICATION AND TREATMENT OF KAISER LLC AS A "PARTNERSHIP" FOR FEDERAL INCOME TAX PURPOSES TO YOU, PARTICULARLY WITH RESPECT TO THE APPLICATION AND EFFECT OF TAX LAWS OF ANY STATE OR OTHER JURISDICTION IN WHICH YOU ARE SUBJECT TO TAX AND THE EFFECT OF TAX LAWS OTHER THAN INCOME TAX LAWS.

Valuation of Kaiser and Class A Units

     Our Board of Directors retained Duff & Phelps, LLC as its independent financial advisor to determine 1) the fair market value for tax purposes of the net assets of Kaiser, on a controlling interest basis, immediately following the cash distribution and before Kaiser's remaining net assets are distributed to the stockholders of Kaiser in the form of Class A Units; and 2) the fair market value for tax purposes of the Class A Units, on a nonmarketable minority interest basis as of the date of the conversion. Duff & Phelps is an independent financial advisory firm with a national valuation practice. Other than with respect to the current valuation project, Kaiser and Duff & Phelps had no material relationships over the past two years. Kaiser agreed to compensate Duff & Phelps a total of $90,000 for this valuation project, $15,000 of which will be paid upon rendering the final valuation after the consummation of the conversion.

     The valuation methodologies used by Duff & Phelps in rendering its opinion are not the same as individual stockholders might use to value the Class A Units for other purposes. You should consider the Duff & Phelps' valuation solely for the limited purpose of determining the amount of taxable gain you could expect to receive upon consummation of the conversion, and the amount of tax saving that Kaiser Inc. could realize by liquidating this year. Duff & Phelps has not been retained to determine whether or not the Conversion Proposal is fair to the stockholders, and has no recommendation or opinion on that matter. Moreover, you should carefully consider the information contained in this Proxy Statement/Prospectus and its attachments when determining whether to vote in favor of the Conversion Proposal.

     We provided Duff & Phelps with certain financial models (which we refer to as the Financial Model) prepared by our management, comprised of five-year projections of income, expenses, cash flow and dividends for Kaiser. The Financial Model was based on certain assumptions as to asset valuations, the timing of certain asset dispositions, and interim income and expenses. The Financial Model assumed that Kaiser would have sold all of its assets and paid all liabilities by the end of fiscal 2005, and, therefore included estimates of ongoing overhead costs as well as liquidation costs, such as severance payments and lease termination expenses. Duff & Phelps adjusted the Financial Model to reflect more recent estimates of certain income and expense amounts and to reflect Duff & Phelps' own analyses as to the valuation of certain Kaiser assets.

     In rendering its preliminary valuation, Duff & Phelps relied primarily on two valuation methodologies; the net asset value method and the discounted cash flow method. Duff & Phelps also considered recent market trading prices for Kaiser stock.

Net Asset Value Method

     In the net asset value method, the assets and liabilities of a business are adjusted to fair market value as of the valuation date. Deducting the fair market value of liabilities, including contingent liabilities, from the fair market value of assets, yields a total net asset value for the business on a controlling interest basis.

     Duff & Phelps' starting point for its preliminary net asset value analysis was Kaiser's March 31, 2001 balance sheet contained in Kaiser's quarterly report on Form 10-Q for the period ended March 31, 2001. Duff & Phelps did not adjust certain balance sheet items in its analysis, as it believed their book value approximated fair market value. These items included accounts receivable, accounts payable, and accrued liabilities (both current and other accrued liabilities). Duff & Phelps did adjust other balance sheet items, and the methodology used to determine their valuation is discussed below:

     Investment in the West Valley MRF.  Duff & Phelps determined a fair market
     ---------------------------------
value for Kaiser's

50% interest in the West Valley MRF using the discounted cash flow method, as well as a market approach based on comparable public companies and comparable merger/acquisition transactions.

     Investment in MRC.  Duff & Phelps also valued Kaiser's 80.2824% equity
     -----------------
interest in MRC on a discounted cash flow basis, analyzing various scenarios, including the scenario in which MRC completes the sale of its Eagle Mountain property to the District at a price of $41 million. Between the date of the valuation and the end of 2005, Duff & Phelps assumed that MRC will incur significant legal and administrative costs as projected in the Financial Model. Because there is a significant possibility that the sale of the landfill project to the District will not close, the annual net cash flow available to, or required from, MRC's owners was then discounted to a present value using a risk adjusted discount rate.

     Other Assets.  Kaiser holds other miscellaneous assets, including real
     ------------
property at Lake Tamarisk, aggregates at Eagle Mountain, the Eagle Mountain Townsite, certain notes receivable and the Tar Pits Parcel at Kaiser's former steel mill site. Duff & Phelps used estimates of the fair market value of these other assets provided by Kaiser.

     Present Value of Administrative & Overhead Expenses.  Until Kaiser has sold
     ---------------------------------------------------
off of its assets and satisfied all of its obligations, Kaiser expects to incur ongoing administrative and overhead costs, consisting primarily of: (1) board of director fees, (2) investor relations costs, (3) SEC compliance costs, (4) personnel costs, (5) legal fees, and (6) other miscellaneous expenses. Duff & Phelps calculated the net present value of the administrative and overhead costs based on discounting the expenses projected in its Financial Model to yield a present value of these expenses, adjusted for time and risk.

     Other Expenses and Liabilities.  Duff & Phelps derived a value for Kaiser's
     ------------------------------
other current and anticipated expenses and liabilities by discounting the estimates in the Financial Model to yield a present value of these liabilities, adjusted for time and risk. The current and anticipated expenses included the new insurance policy purchased by Kaiser to mitigate its possible ongoing contingent liabilities, discussed in "Business -- New Insurance Policy," the expenses under Kaiser's Transaction Incentive Plan discussed in "Management -- Executive Compensation -- Incentive Compensation Plans", Kaiser's severance costs, its liquidation expenses associated with discontinuing its operations and reserves for other liquidation contingencies.

     Income Tax Liability.  Duff & Phelps also used the adjusted values for
     --------------------
assets and liabilities to estimate Kaiser's income tax liability for 2001 and thereafter, after considering all net operating loss carryforwards available to Kaiser.

     Estimated Market Value of Assets. The adjustments described above yielded a
     --------------------------------
market value of Kaiser's assets for tax purposes of $104.7 million and a total market value of Kaiser's liabilities for tax purposes of $23.3 million. Therefore, the net asset value method yielded a preliminary calculation of Kaiser's net asset value for tax purposes of $81.4 million before the Cash Distribution.

Discounted Cash Flow Analysis

     The starting point for Duff & Phelps' discounted cash flow analysis was also the Financial Model prepared by Kaiser's management. The Financial Model projects Kaiser's cash flow that will be available for distribution to stockholders from asset sales and interim operations. Duff & Phelps made certain adjustments to reflect more recent estimates of certain income and expense amounts and to reflect Duff & Phelps' own analyses as to the valuation of certain assets.

     Based on discussions with management and current cash availability, Duff & Phelps assumed that there would be a $10.00 per share Cash Distribution at or near the end of calendar 2001. Based on the Financial Model, Duff & Phelps further assumed that remaining cash balances and future cash flows would be retained through the end of calendar 2004, when a $2.00 per share distribution would be paid. Finally, with the assumed sale of all remaining assets by the end of 2005, a final payment was assumed to be made at the end of that year, representing the complete liquidation of Kaiser and the distribution of its cash balances. Based on all of the other elements incorporated in the Financial Model and discussed above, the final 2005 distribution is projected at approximately $4.50 per share.

     Once stockholder distributions were projected, they were then discounted back to yield a present value for these distributions, adjusted for time and risk. Because of the regulatory and business issues facing Kaiser and MRC in the sale of its Eagle Mountain property, Duff & Phelps believed that the risks with respect to the final cash distribution in 2005 are much greater than distributions in prior periods. which are associated with cash generated primarily from Kaiser's interest in the West Valley MRF and the ongoing costs associated with the liquidation of other assets.

     Discounting these projected cash flows to present value yielded a preliminary total net asset value for tax purposes, on a controlling interest basis, of $82.6 million for Kaiser before the Cash Distribution.

Trading Price of Common Stock

     Duff & Phelps also considered the market price, or trading price, of Kaiser's Common Stock. For information on recent market prices for the Common Stock, see "Price Range of Common Stock."

Implied Market Value for Tax Purposes

     The net asset value method and the discounted cash flow method yielded total net asset values for tax purposes, on a controlling interest basis, of approximately $82.6 million and $81.4 million, respectively. Using an average of the values yielded by these methods, Duff & Phelps estimated that the preliminary net asset value for tax purposes of $82.0 million. Deducting the aggregate Cash Distribution of $66.5 million from the concluded net asset value yielded a preliminary adjusted net asset value for tax purposes of $15.5 million post-Cash Distribution, on a controlling interest basis. Based on the 6.65 million fully diluted shares outstanding, and subject to the limitations, assumptions and qualifications described above and stated in its opinion, Duff & Phelps' concluded that the preliminary controlling interest value for tax purposes of the net assets of Kaiser, after the Cash Distribution, is equal to $2.34 per share.

Class A Unit Value for Tax Purposes

     Duff & Phelps then determined the fair market value for tax purposes of a single Class A Unit on a non-marketable, minority interest basis. Starting with the controlling interest value of $2.34 per unit after the Cash Distribution, Duff & Phelps first applied a minority interest discount of 10%. The minority interest discount, which is the mathematical inverse of a control premium, captures the diminution in value due to the lack of control inherent in the subject minority investment. A minority interest investor lacks the ability to influence such things as: setting corporate policy, determining the future course of business, determining management compensation, acquiring and/or liquidating assets, determining distribution policy, altering the capital structure of the firm, and liquidating the entity and distributing its net assets. Minority interest discounts are typically cited in the range of 10% to 30%.

     Duff & Phelps concluded that a discount at the lower end of the range was warranted. Duff & Phelps' conclusion was based on the fact that Kaiser has a clearly defined strategy of selling its assets for maximum realizable value over the short- to medium term and distributing the proceeds from such liquidation to the equity holders. Furthermore, Kaiser has a Transaction Incentive Plan in place that provides monetary incentives for management to maximize the sale price of any assets. Therefore, Duff & Phelps concluded that an appropriate discount for minority interest is 10%.

     Duff & Phelps then applied a marketability discount to the minority investment in Kaiser. The Common Stock is publicly traded on the NASDAQ National Market System. As part of the Proposed Transaction, the publicly traded Common Stock will be converted into Class A Units. The Class A Units will not be traded on any exchange and will, therefore, lack the liquidity inherent in the registered, freely traded Kaiser common stock. As the Class A Units are less attractive and more difficult to sell than publicly traded securities, Duff & Phelps determined that a discount for lack of marketability should be layered on top of the minority interest discount in order to arrive at a fair market value for the Class A Units.

     Kaiser does not anticipate selling all of its assets until 2005. This implies a four- to five-year holding period for the Class A Units. Based on its analysis of discounts placed by investors on restricted stocks relative to identical freely traded securities, along with specific facts and circumstances related to Kaiser, Duff & Phelps determined that a reasonable discount for lack of marketability to be 30%.

     Based on this analysis and subject to the limitations, assumptions and qualifications described above and stated in its opinion, Duff & Phelps concluded that the fair market value for tax purposes of the Class A Units, after paying the Cash Distribution and applying a 10% minority interest discount and a 30% discount for lack of marketability, was $1.45 per Class A Unit on a non-marketable, minority interest basis.

Summary and Conclusion of Value

     Based on the information we provided to Duff & Phelps, and subject to the limitations, assumptions and qualifications described above and stated in its opinion, Duff & Phelps has preliminarily indicated that 1) the fair market value for tax purposes of the net assets of Kaiser, on a controlling interest basis, immediately following the cash distribution and before Kaiser's remaining net assets are distributed to the stockholders of Kaiser in the form of Class A Units is reasonably stated in the amount of $2.34 per share and $15.53 million in the aggregate, and 2) the fair market value for tax purposes of the Class A Units is reasonably stated in the amount of $1.45 per Class A Unit, on a fully diluted, nonmarketable minority interest basis.

     In rendering its final valuation report, Duff & Phelps will rely upon, without independent verification or investigation, the accuracy and completeness of the information available from public sources or provided to Duff & Phelps by us. With respect to the forecasts regarding our future financial and operating results, Duff & Phelps will assume, without independent verification or investigation, that such forecasts and pro forma information were prepared on bases reflecting the best currently available information, estimates and judgments of our management and that the assumptions underlying the forecasts and pro forma information were reasonable. Duff & Phelps will not make or obtain any independent evaluations or appraisals of our assets or liabilities. Duff & Phelps will rely, without independent verification or investigation, on our financial statements provided by our management. Duff & Phelps's valuation will be based upon its assessment of general economic, financial and market conditions as they exist and could be evaluated by Duff & Phelps as of the date of the conversion.

     You should be aware that the actual value of the assets which will affect your tax gain and Kaiser Inc.'s tax savings, if any, will be that on the effective date of the Conversion. We are obligated to report to you the final valuation not later than the end of January following the applicable tax year. However, the Internal Revenue Service will not be bound by that valuation, even if based on Duff & Phelps' final valuation report. As a result, the amount of any of your tax gain and Kaiser Inc.'s tax savings, if any, could vary significantly from the preliminary figure. If it does, you would have to pay taxes based on the figure as finally determined.
Vote Required

     You may vote "FOR" or "AGAINST" the Conversion Proposal, or you may abstain from voting on the Conversion Proposal. Approval of the Conversion Proposal requires the affirmative vote by holders of Common Stock representing a majority of the voting power entitled to vote on the Conversion Proposal. As a result, abstentions and broker non-votes are effectively equivalent to votes AGAINST the Conversion Proposal and the merger.

Appraisal Rights

     You are entitled to appraisal rights under Section 262 of the DGCL in connection with the Conversion Proposal. Among other things, if you wish to perfect your appraisal rights, you must not vote in favor of the Conversion Proposal. In addition, prior to the vote on the Conversion Proposal, you must deliver a written demand to Kaiser for payment of the fair cash value of your shares of Common Stock. Unless you and Kaiser agree on the fair cash value per Dissenting Share, either may request that the Delaware court determine the fair cash value of any Dissenting Shares. The court, if appropriate, will make a finding as to the fair cash value of a Dissenting Share and render judgment against Kaiser for its payment with interest at such rate and from such date as the court considers equitable. Fair cash value will be determined as of the day prior to the day of the annual meeting and will be the amount which a willing seller and willing buyer, not compelled to sell or buy, would accept or pay, but in no event will the fair cash value exceed the amount demanded by the stockholder. In computing this value, any appreciation or depreciation in market value resulting from the transactions contemplated by the merger agreement will be excluded.

     Dissenting Shares will not be converted into the right to receive the merger consideration unless the holder of such shares fails to perfect or otherwise loses the right to appraisal. If, after the effective time of the merger, the holder fails to perfect or loses any such right to appraisal, each of its Dissenting Shares will be automatically converted into the right to receive consideration in the merger, as if the shares not been Dissenting Shares.

     This summary of your appraisal rights does not purport to be a complete statement of the procedures to be followed if you wish to exercise any available appraisal rights. For a complete statement of your appraisal rights, refer to the full text of Section 262, which is attached as Annex D to this Proxy Statement/Prospectus. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of Section 262.

Effect Of Disapproval Of The Conversion Proposal

     If the Conversion Proposal is not approved or the merger is not consummated, Kaiser would continue to conduct its business and operations in corporate form substantially as they have been conducted prior to the date of this Proxy Statement/Prospectus. Kaiser would intend to distribute or otherwise make available to its stockholders most of its cash in excess of the reserves reasonably required for current, future and contingent liabilities and/or other cash needs, such as potential additional investments in MRC. However, the amount and mechanism for any distribution would have to be reviewed to determine if there is an alternative way to accomplish the same or similar tax advantages offered by the Conversion Proposal.

                        ITEM 3. ADJOURNMENT OF MEETING

     State law requires that a majority of the authorized shares approve the Conversion Proposal, and, under applicable law, shares held in "street name" cannot be voted without specific authorization by the beneficial owner. It is important that we complete the Conversion Proposal by year end and there is some possibility that an insufficient number of votes will be cast by the time of the annual meeting. (This is particularly possible if current events were to result in a disruption of business activities). In the event not enough votes are received to approve the Conversion Proposal by the date of the annual meeting, we expect to seek stockholder approval to adjourn the annual meeting one or more times in order to solicit additional votes. Our Board of Directors recommends that you vote FOR this Item 3 and authorize the proxyholders to vote in favor of
              ---
adjourning the annual meeting if not enough votes are received to approve the Conversion Proposal.

     If no specification is made on a proxy with respect to this Item 3, the related shares will be voted FOR this proposal (if it is in fact brought before
                             ---
the meeting). If you hold any shares of Common Stock in "street name" by a broker, your broker may vote your shares on your behalf. However, your broker will only vote your shares with respect to this Item 3 upon receiving proper instructions with respect to casting your vote. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, your shares may not be voted by your broker. Abstentions, "withheld" votes, and broker "non-votes" will have the same effect as votes AGAINST this
                                                                 -------
Item 3.

                          PRICE RANGE OF COMMON STOCK

     The Class A Units would not be publicly traded on any established exchange or in any secondary market and would have certain restrictions on transfer, as outlined elsewhere in this Proxy Statement/Prospectus. The Common Stock is listed on the Nasdaq Stock Market under the symbol "KRSC." The following table sets forth the high and low intra-day prices for the Common Stock on the Nasdaq Composite Transactions reporting system for the periods indicated. Following the conversion, the Common Stock would cease to be traded on Nasdaq, and there would be no further market for such stock.


                                                              Low      High
                                                              ---      ----
          2001:
          Fourth quarter (through October 15, 2001).        $12.10     $12.40
          Third quarter.............................        $12.00     $13.11
          Second quarter............................        $12.00     $13.11
          First quarter.............................        $ 8.50     $12.94

          2000:
          Fourth quarter............................        $ 9.25     $13.69*
          Third quarter.............................        $10.63     $13.50
          Second quarter............................        $10.50     $14.25
          First quarter.............................        $13.75     $16.06

          1999:
          Fourth quarter............................        $11.88     $16.75
          Third quarter.............................        $12.13     $14.13
          Second quarter............................        $ 8.13     $14.00
          First quarter.............................        $ 8.00     $10.01



  * Kaiser Inc. paid a $2.00 per share cash distribution to stockholders of record as of December 13, 2000, which was treated as a non-taxable distribution for most stockholders.

     As of October 4, 2001, there were approximately 2,104 holders of record of Common Stock. As of October 4, 2001, Kaiser held 136,919 shares that are deemed outstanding but reserved for issuance to the former general unsecured creditors of KSC pursuant to the KSC Plan. On July 13, 2001, the trading day immediately preceding our announcement of the Conversion Proposal, the closing price of the Common Stock was $13.00. On October 15, 2001, the closing price of the Common Stock was $12.15.


                                DIVIDEND POLICY

     Generally, Kaiser has not, and does not expect in the future, to pay regular cash distributions or dividends. Instead, under its current policies, Kaiser has been making distributions whenever, in the opinion of its Board, it has sufficient cash to do so. Based on its Board's decision, Kaiser Inc. paid a one-time $2.00 per share cash distribution to stockholders of record as of December 13, 2000 as a non-taxable distribution to most stockholders. Kaiser Inc has not paid any other dividends during the last two fiscal years. Kaiser Inc. is not, and Kaiser LLC would not be, legally obligated to continue Kaiser Inc.'s current policy with respect to investor distributions, and in any case Kaiser may not generate any further cash to distribute. As a result, Kaiser could retain any future operating profits for anticipated expenses or any other business purpose.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data for Kaiser as of and for the periods ended December 31, 1996, 1997, 1998 and 1999 and 2000, and as of and for the interim six-month periods ended June 30, 2000 and 2001. The annual financial data presented in this table have been derived from the audited consolidated financial statements and related notes as of December 31, 2000 and 1999 and for each of the five years in the period ended December 31, 2000 presented in the "Financial" pages of this Proxy Statement/Prospectus. The interim financial data presented in this table have been derived from the unaudited consolidated financial statements and related notes presented in the "Financial" pages of this Proxy Statement/Prospectus and which, in our opinion, reflect all adjustments necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2001 and 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001 and 2000. You should read the financial data below in conjunction with the audited and unaudited consolidated financial statements and notes presented in the "Financial" pages of this Proxy Statement/Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial data appearing elsewhere in this Proxy Statement/Prospectus.

                                                                                         Unaudited
                                                                                         ---------
                                                                                      Six Months Ended
                                                                                           June 30,
                                              Years Ended December 31,                     --------
                                              ------------------------
                                    1996      1997     1998     1999       2000        2000       2001
                                    ----      ----     ----     ----       ----        ----       ----
                                         (financial data in thousands, except per share amounts)
Selected Statement of Income Data:
Total revenues..................   $12,783   $7,082   $7,097   $49,516   $  7,644     $3,001    $67,643
Costs and expenses..............     4,518    4,891    4,539    13,788      6,847      1,863      3,477
                                   -------   ------   ------   -------   --------     ------    -------

Income from operations..........     8,265    2,191    2,558    35,728        797      1,138     64,166
Net interest (income)...........       819      672    1,083       498       (581)      (156)    (1,399)
                                   -------   ------   ------   -------   --------     ------    -------
Income before income taxes......     7,446    1,519    1,475    35,230      1,378      1,294     65,565

Taxes currently payable.........        92       43       12     8,364         33        356      4,626
Deferred tax expense
   (benefit)....................       840       74      126    (3,211)   (11,998)       162     12,860
Deferred tax expense
   Credited to equity...........     3,945       54      105     6,048        ---        ---        ---
                                   -------   ------   ------   -------   --------     ------    -------
Net income......................   $ 2,569   $  848   $1,232   $24,029   $ 13,343     $  776    $48,079
                                   =======   ======   ======   =======   ========     ======    =======
Net income per share
   Basic........................   $  0.24   $ 0.08   $ 0.12   $  2.35   $   2.09     $ 0.12    $  7.35
   Diluted......................   $  0.24   $ 0.08   $ 0.11   $  2.31   $   1.99     $ 0.12    $  7.26

Selected Balance Sheet Data:
Cash, cash equivalents and
   Short-term investments.......  $  8,482   $  4,330   $  3,409   $  4,686   $10,097  $  9,595  $ 85,583
Working capital.................    (1,240)    (4,685)    (2,487)     5,170    19,274     4,096    81,993
Total assets....................   134,067    139,265    142,942    103,445    74,788   100,393   124,115
Long-term debt..................     8,102      8,982     13,750        ---       ---       ---       ---
Long-term environmental
   remediation reserves.........    26,466     24,673     24,465     23,868     4,490    23,466     4,000
Stockholders' equity............    81,448     86,204     87,838     60,890    59,474    62,225   109,115
Shares outstanding/(1)/.........    10,488     10,591     10,685      6,317     6,523     6,390     6,553
Book value per share............     $7.77      $8.14      $8.22      $9.64     $9.12     $9.74    $16.65

_______________
/(1)/ Reflects the number of shares of Common Stock outstanding as of the last day of the period reported.

           PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated financial data as of June 30, 2001 gives effect to the merger of Kaiser Inc. into Kaiser LLC as of that date. The unaudited pro forma financial information presented below is based on the assumptions and adjustments that we believe are reasonable and which are described in the accompanying notes. The following pro forma financial information is based on Kaiser Inc.'s historical results of operations and may not be indicative of our future financial results of operations and should be read in conjunction with the audited and unaudited consolidated financial statements and notes presented in the "Financial" pages of this Proxy Statement/Prospectus, the "Risk Factors" contained in this Proxy Statement/Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial data appearing elsewhere in this Proxy Statement/Prospectus.

                                                          As of June 30, 2001
                                                             (unaudited)

                                                              Pro Forma
                                          Kaiser Inc.        Adjustments         Kaiser LLC
                                          Historical        for Conversion        Pro Forma
                                          ----------        --------------        ---------
                                       (financial data in thousands, except per share amounts)
Assets
Current Assets
   Cash and cash equivalents..........     $ 85,583         $   (66,006)/(1)/     $  19,577
   Accounts receivable, net of
   allowance for doubtful accounts of           671                 ---                 671
   $83,000............................
   Note receivable....................          323                 ---                 323
                                           --------         -----------           ---------
                                             86,577             (66,006)             20,571
                                           --------         -----------           ---------
Eagle Mountain Landfill Investment....       24,706                 ---              24,706
                                           --------         -----------           ---------
Investment in West Valley MRF.........        3,634                 ---               3,634
                                           --------         -----------           ---------
Land and improvements.................        2,503                 ---               2,503
                                           --------         -----------           ---------
Other Assets
   Note receivable....................        1,528                                   1,528
  Unamortized environmental insurance
   premium............................        3,800                                   3,800

   Buildings and equipment (net)......        1,367                 ---               1,367
                                           --------         -----------           ---------
                                              6,695                 ---               6,695
                                           --------         -----------           ---------
Total Assets..........................     $124,115         $   (66,006)          $  58,109
                                           ========         ===========           =========

_______________

/(1)/   In the conversion, $10 and one Class A Unit will be distributed in exchange for each outstanding share of Common Stock. The pro forma cash distribution reflected in the table is based on 6,553,187 shares of Common Stock outstanding as of June 30, 2001 and the net cash distributed to holders of options with an exercise price equal to or less than $10.

           PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                                          As of June 30, 2001
                                                                              (unaudited)

                                                                               Pro Forma
                                                Kaiser Inc.                   Adjustments                Kaiser LLC
                                                Historical                   For Conversion               Pro Forma
                                             --------------------        ----------------------       -------------------
                                                        (financial data in thousands, except per share amounts)
Liabilities and Stockholders'/Members'
 Equity

Current Liabilities
   Accounts payable.....................          $           619           $           ---             $         619
   Income taxes payable/(1)/............                    1,054                       ---                     1,054
   Accrued liabilities..................                    2,911                       ---                     2,911
                                                  ---------------           ---------------             -------------

                                                            4,584                       ---                     4,584
                                                  ---------------           ---------------             -------------

Long-term Liabilities
   Deferred gain on sale of real
     estate.............................                      643                       ---                       643
   Accrued liabilities..................                      493                       ---                       493
   Environmental remediation............                    4,000                       ---                     4,000
                                                  ---------------           ---------------             -------------

                                                            5,136                       ---                     5,136
                                                  ---------------           ---------------             -------------

Total Liabilities.......................                    9,720                       ---                     9,720
                                                  ---------------           ---------------             -------------

Minority Interest.......................                    5,280                       ---                     5,280
                                                  ---------------           ---------------             -------------

Commitments and Contingencies

Stockholders' Equity
   Common stock                                               196                      (196)/(2)/                 ---
   Capital in excess of par value.......                   53,237                   (53,237)/(2)/                 ---
   Retained earnings....................                   55,682                   (55,682)/(2)/                 ---
                                                  ---------------           ---------------             -------------
Total Stockholders' Equity..............                  109,115                  (109,115)                      ---
                                                  ---------------           ---------------             -------------

Total Members' Equity...................                      ---                    43,109/(3)/               43,109
                                                  ---------------           ---------------             -------------

Total Liabilities and Stockholders'/
 Members' Equity........................          $       124,115           $       (66,006)            $      58,109
                                                  ===============           ===============             =============

______________________________________
/(1)/ No pro forma adjustment is reflected with respect to income tax liabilities as of June 30, 2001 because, regardless of the conversion, Kaiser will be obligated to pay income taxes accrued through the date of the consummation of the conversion.
/(2)/ Reflects the exchange of Common Stock for Class A Units in the merger, after which stockholders' equity will be reclassified as members' equity.
/(3)/ In the conversion, stockholders'/members' equity will be adjusted as follows:

                Beginning stockholders' equity..............................     $109,115,000
                Cash distributed to stockholders in merger..................      (65,532,000)
                Proceeds from options exercised.............................        1,689,000
                Distribution on exercised options...........................       (2,163,000)
                                                                                 ------------
                Members' equity, as adjusted for the conversion.............     $ 43,109,000
                                                                                 ============

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Summary Background

      Kaiser is the reorganized successor to Kaiser Steel Corporation, referred to as Kaiser Steel, which was an integrated steel manufacturer that filed for bankruptcy protection in 1987. Since the bankruptcy, we have been developing certain assets remaining after the Kaiser Steel bankruptcy. In recent periods, Kaiser has sought to market and sell many of its assets in order to implement its cash maximization strategy, designed to maximize the cash distributed to our stockholders. Kaiser's principal assets currently include: (i) an approximately 80% interest in MRC, the developer of the Eagle Mountain landfill project, with the landfill project under contract to be sold to the District for $41 million;
(ii) a 50% joint venture interest in the West Valley MRF, a transfer station and recycling facility located on land acquired from Kaiser; and (iii) the approximately 9,144 acre Eagle Mountain Site, which includes the associated 5,400 acre town of Eagle Mountain, the Eagle Mountain Townsite, and the land leased to MRC for the landfill project that is contracted for sale to the District. In addition, Kaiser has a substantial cash position as a result of the sale of its interest in Fontana Union on March 6, 2001, for $87.5 million. As of December 31, 2000, Kaiser Inc. had approximately $43 million in regular federal net operating loss carryforwards, referred to as NOLs, however, due to gain realized by Kaiser in the sale of its Fontana Union stock in March 2001, it is anticipated that all of the existing NOLs will be utilized in the 2001 fiscal year.

Future Plans

   Kaiser has been developing the assets it received out of the Kaiser Steel bankruptcy and then selling them at such time as Kaiser believes that it can achieve optimum stockholder value for a particular project or asset. During 2000, Kaiser: (i) sold all but five acres of the Mill Site Property, at the former Kaiser Steel mill site near Fontana; (ii) entered into an agreement to sell the landfill project to the District upon satisfaction of certain closing conditions; (iii) entered into an agreement for the sale of Kaiser's interest in Fontana Union to Cucamonga; and (iv) paid a $2.00 cash distribution to its stockholders.

    Kaiser has been evaluating and continues to evaluate its future strategy and business plan, as well as the timing and alternative means of making its cash available to stockholders. The alternatives considered by Kaiser's Board of Directors included, but were not limited to, a plan of reorganization or dissolution, dividends, stock repurchases, a reformulation of Kaiser Inc. into a different business form, one or more mergers, a sale of Kaiser Inc., and/or other similar transactions. In evaluating competing alternatives, our Board of Directors considered, among other factors:

    .    Kaiser's current and anticipated future contingent liabilities and cash needs;

    .    tax planning opportunities and their timing, with the goal of reasonably minimizing taxes paid both by Kaiser Inc. and its stockholders;

    .    the anticipated timing of achieving maximum value for Kaiser's remaining assets which may be several years in the future;

    .    expenses, including, among other expenses, general administrative and ongoing expenses, related to any particular alternative;

    .    the legal and other risks that may be associated with any particular alternative;

    .    the timing of initiating and completing any particular alternative;
          and

    .    the possible impacts of any particular alternative may have on the trading in Kaiser Inc.'s stock.

    The above list is not intended to list every point that was considered by Kaiser and its Board of Directors.

     Additionally, at its July 16/th/ board meeting, Kaiser's Board approved a stock repurchase program whereby Kaiser may, from time to time, purchase shares Common Stock in the open market. A committee appointed by the Board may implement this plan in its discretion. As of the date of this Proxy Statement/Prospectus, Kaiser has not made any open market stock purchases.

Eagle Mountain Landfill Project

     Ownership Interest in MRC.  In 1988, Kaiser entered into a 100-year lease
     -------------------------
agreement with MRC. In 1990, a subsidiary of Browning Ferris Industries, BFI, purchased a 50% interest in MRC and thereafter provided a majority of MRC's subsequent funding, resulting in BFI becoming the majority owner of MRC. In August 1994, BFI provided funds in excess of $5,000,000 to MRC to fund ongoing development activities, withdrew from MRC and repaid MRC's outstanding bank indebtedness.

     In January 1995, through a wholly-owned subsidiary, Kaiser acquired a 70% ownership interest in MRC. As a result of subsequent investments, Kaiser increased its indirect ownership interest in MRC to approximately 75% until December 2000, when the investment subsidiary was merged with and into Kaiser Inc., with Kaiser Inc. as the surviving entity. Since December 2000, Kaiser has invested approximately $97,000 in MRC and contributed all of the economic benefits in the MRC lease to MRC. Kaiser currently owns approximately 80% of the Class B units and 100% of the Class A units of MRC as a result of these subsequent investments and contribution.

     Project Development Background.  MRC is seeking to develop Kaiser's former
     ------------------------------
iron ore mine near Eagle Mountain, California into a large, regional rail-haul, municipal solid waste landfill, referred to as the landfill project. In December 1999, the landfill project received its last major permit necessary to construct and operate a rail haul landfill. There has not been any physical development of the landfill project since the issuance of the last permit. Construction of the landfill project will probably not commence until the landfill litigation is resolved and a market for the project's intended use fully develops over the next several years. The landfill project is permitted to receive a maximum of 20,000 tons per day of municipal solid waste for up to 88 years.

     Sale of Landfill Project.  In August 2000, MRC, entered into an Agreement
     ------------------------
For Purchase and Sale of Real Property and Related Personal Property In Regard To The Eagle Mountain Sanitary Landfill Project and Joint Escrow Instructions with the District for a sale price of $41 million. Under this agreement, the District is acquiring the approximate 4,600 acres of land currently leased to MRC, a warehouse located on that property, the Eagle Mountain private railroad, the permits for the landfill project and an interest in or right to the current electrical and water distribution facilities. The exact nature and extent of the District's and Kaiser's ownership or participation in water rights, the water and other utility distribution facilities are currently being negotiated as a part of the joint use agreements related to the sale transaction. However, the closing of the transaction is subject to the satisfaction of certain closing conditions, including, among other conditions, satisfactory completion by the District of its due diligence, obtaining all necessary consents for the transfer of the landfill project's permits to the District, all necessary consents to the transaction, resolving title matters and negotiating mutually acceptable joint use agreements. The parties are also continuing to negotiate various issues involving access and use of the railroad.

     If these conditions are satisfied, upon closing, $39 million of the total purchase price will be deposited into an escrow account and will be released when the current federal litigation challenging the completed federal land exchange between MRC and BLM is fully resolved. Interest will accrue on the escrowed funds and, upon a successful outcome of the litigation at the Federal District Court level, accrued interest will be paid out to MRC on a quarterly basis. The remaining $2 million of the purchase price will also be placed into an escrow account upon closing and will be released upon the later of (1) the release of the $39 million as described above or (2) the permitting approvals of the District's Puente Hills landfill for its remaining 10 years of capacity. Receipt of the purchase price, in whole or in part, if at all, could be delayed for a substantial period of time pending satisfactory resolution of these contingencies.

     The District has undertaken and continues to conduct extensive due diligence on the landfill project and is waiting for receipt of several items, including, among other items, final land and right-of-way surveys and resolution of various title matters. In addition, the parties are negotiating the terms of various ancillary agreements such as joint use agreements for access, utilities, and the Eagle Mountain railroad. With the sale of the landfill project, Kaiser will continue to own and control more than 5,400 acres in the

Eagle Mountain area, including the Eagle Mountain Townsite. The initial closing will only occur if all conditions to closing are met or waived. Although the contractual expiration date of the purchase agreement is currently during the fourth quarter of 2001, the parties have agreed several times in the past to extend the initial closing date of the sale transaction pending receipt of land surveys, resolution of title matters, resolution of joint use agreements, receipt of third-party approvals or consents and other miscellaneous matters. The conditions to closing are not expected to be met by the current expiration date, and the parties will have to decide whether to extend the period one or more additional times. However, there is no guarantee that the transaction will in fact be consummated. While the purchase price has not been deposited into escrow pursuant to the sale agreement, interest began to accrue on $39 million of the purchase price effective May 3, 2001. Interest on these funds accrues at a variable rate based on the amount of interest earned by the District on its funds. If the sale closes, upon satisfactory resolution of the outstanding federal litigation relating to the land exchange, MRC will be entitled to receive the $39 million and accrued and unpaid interest.

     The foregoing summary of the sale of the landfill project to the District does not set forth all of the terms of the purchase agreement for that transaction. You should refer to the Landfill Purchase Agreement, filed as an exhibit to Kaiser Inc.'s second quarter 2000 10-Q Report and by Exhibit 10.1 to Kaiser's first quarter 2001 10-Q Report, for the complete text of that agreement. See also, "BUSINESS -- Eagle Mountain Landfill Project and Pending Sale."

     Landfill Project Litigation.  Currently, the pending litigation involving
     ----------------------------
the landfill project consists of two lawsuits filed in Federal District Court located in Riverside County, California, challenging the completed federal land exchange between MRC and BLM and requesting its reversal. To date, no immediate injunctive relief has been sought. These two lawsuits generally involve the same parties that were the plaintiffs in the unsuccessful state environmental impact report litigation and the unsuccessful appeals before the Interior Board of Land Appeals.

     A decision in an unrelated case has the potential of having a material adverse impact on the federal land exchange litigation and thus, the completion of the landfill project and its pending sale to the District. In November 2000, the Ninth Circuit U.S. Court of Appeals issued a decision that required the reversal of the completed federal land exchange for the competing Mesquite rail-haul landfill project. In that case, Desert Citizens Against Pollution v Bisson, (Ninth Circuit Court of Appeals, Case No. 97-55429), the Court of Appeals, among other things, determined that BLM did not properly value the land being acquired by the developer of the landfill project. The Court concluded that the appraisal should have considered the value of the land being acquired as a potential landfill. The court did not establish what it thought should be the proper value of the exchanged lands. The plaintiffs in Kaiser's federal land exchange litigation have amended their respective complaints to assert that the appraisal used to complete the federal land exchange between the BLM and Kaiser is similarly defective. As a result of the amended complaints and several pending motions, the original trial schedule has been significantly delayed. Partly as a result of these delays, the MRC may not complete the pending sale of the landfill project to the District on the previously anticipated time frame, if at all. If the sale of the project is significantly delayed or not accomplished, MRC may require additional financing from Kaiser, the other investors in MRC and/or outside funding sources. At this time, although neither Kaiser nor any other potential investor is obligated to make a further investment in MRC, Kaiser Inc.'s Board of Directors has approved a budget under which Kaiser may make future investments in MRC. However, Kaiser has the discretion to direct the use of funds as it sees fits and is not obligated to approve any future investment in MRC, should such an investment be necessary. If MRC is unable to secure adequate financing it may be forced to abandon the landfill project. If the sale of the landfill project is not accomplished, MRC will likely seek to pursue other opportunities or re-solicit offers to purchase the property. Should this occur, MRC may not receive additional bids to buy the project on favorable terms or at all.

     Risks.  There are numerous risks and contingencies associated with the
     -----
pending sale of the landfill project to the District. Kaiser can make no assurance that the sale to the District will be completed or, if completed, that the sale transaction will be completed on terms favorable to MRC and Kaiser.
See "THE CONVERSION PROPOSAL -- Risk Factors -- Certain Risks Relating to Kaiser's Business--Our Pending Sale of Eagle Mountain Landfill Project May Not Close" and "BUSINESS -- Legal Proceedings -- Eagle Mountain Landfill Project Land Exchange Litigation."

West Valley Materials Recovery Facility

     Kaiser, through a wholly-owned subsidiary, and Burrtec Waste Industries, Inc., also through a wholly-owned subsidiary, each own a fifty percent (50%) interest in West Valley MRF, LLC, a limited liability company that owns a materials recovery facility in Southern California. A materials recovery facility sorts through municipal solid waste to recover items that may sold into a commercial market such as paper, cardboard, glass and aluminum cans. Phase 1 of the West Valley MRF includes a 62,000 square foot building, sorting equipment, and related facilities for waste transfer and recycling services capable of process approximately 2,000 tons per day of non-hazardous commercial and municipal solid waste.

     Construction of Phase 2 of the West Valley MRF is substantially complete and the facility is fully operational. Phase 2 expanded the processing capacity of the West Valley MRF from approximately 2,000 tons per day to 3,500 tons per day. Phase 2 also involved constructing an approximately 80,000 square foot addition to the existing facilities, the purchase and installation of certain related equipment, including rolling stock, and the rehabilitation and relocation of certain existing equipment. The estimated cost of the Phase 2 expansion is approximately $11 million.

     The operating agreement for the West Valley MRF provides for either party the opportunity to buy the other party's interest in the West Valley MRF at fair market value upon certain conditions. Although we do not believe that this right was intended to be triggered by a transaction such as the Conversion Proposal, if the Conversion Proposal is determined to trigger this right, and Burrtec seeks to exercise this right, we may be forced to sell our interest in
the West Valley MRF at the then current fair market value.   "THE CONVERSION
PROPOSAL-Risk Factors-Certain Risk Factors Relating to the Conversion Proposal and the Class A Units - We May Be Forced to Sell Our Interest in the West Valley MRF" and BUSINESS- West Valley Materials Recovery Facility And Transfer Station-Background."

Investment in Fontana Union

     In March 2001, Kaiser completed the sale of its stock in Fontana Union, a mutual water company, representing approximately 53.71% of Fontana Union's total outstanding stock, to Cucamonga for $87.5 million. In addition, Kaiser received approximately $2.5 million in payments under the lease of Fontana Union shares to Cucamonga. With the sale of the Fontana Union interest, the lease with Cucamonga was effectively terminated and the rate dispute litigation between Kaiser and Cucamonga was settled.

     In connection with the sale of Kaiser's ownership interest in Fontana Union, Kaiser terminated its $30 million credit facility with Union Bank that was secured by Fontana Union stock and the Cucamonga Lease.

The Mill Site Property

     Kaiser retains ownership of only a five acre parcel at the Mill Site Property, referred to as the Tar Pits Parcel. CCG is obligated to remediate this parcel's environmental contamination pursuant to the terms of CCG's purchase agreement for approximately 588 acres of the Mill Site Property from Kaiser in August 2000. In that transaction, CCG assumed substantially all of Kaiser's environmental liabilities associated with the property it purchased, responsibility for remediating the Tar Pits Parcel and certain other environmental liabilities and risks associated with the Mill Site Property.

Lake Tamarisk and Mining Properties

     Lake Tamarisk is an incorporated community located two miles northwest of Desert Center, California and approximately 8 miles from the Eagle Mountain Site. Kaiser, through its wholly owned subsidiary, owns 77 improved lots including one residential structure, and a 240 acre parcel of unimproved land across the highway from the main entrance to Lake Tamarisk, collectively referred to as the Lake Tamarisk Properties. On November 9, 2000, Kaiser entered into a Purchase and Sale Agreement and Joint Escrow Instructions to sell the Lake Tamarisk Properties for a gross purchase price of $1.75 million in cash. In the first quarter of 2001, the potential buyer elected to terminate the purchase contract. Kaiser is again marketing this property.

     In February 2001, Kaiser completed its sale of its Silver Lake Mine property, several other mining claims and properties and a 190 acre parcel near Afton Canyon, California. Kaiser sold these assets for a gross sales price of approximately $2 million, receiving $700,000 in cash at the closing and a secured promissory note from the buyer payable over five years at 8% per annum for the balance of the purchase price.

Operating Results

Primary Revenue Sources

     Ongoing Operations.  Kaiser's revenues from ongoing operations are
     ------------------
generally derived from the development of Kaiser's long-term projects. Revenues from water resources represent payments under the lease of Kaiser's interest in Fontana Union to Cucamonga. However, the lease with Cucamonga terminated in March 2001, with the sale of Kaiser's interest in Fontana Union to Cucamonga. Income from equity method investments reflect Kaiser's share of income related to its investment in the West Valley MRF.

     Interim Activities (net).  Revenues from interim activities are generated
     -------------------------
from various sources. Significant components of interim activities include water and waste water treatment revenues, rentals under short-term tenant lease arrangements, royalty revenues from the sale of "slag,"(as defined below) to outside contractors, royalty revenues from the sale of recyclable revert materials and other miscellaneous short-term activities at the Mill Site Property; housing rental income, aggregate and rock sales and lease payments for the minimum security prison at the Eagle Mountain Townsite; royalty revenues from iron ore shipments from Kaiser's iron ore mine at the Silver Lake Mine, rentals under short-term tenant lease arrangements, royalty revenues from the sale of slag to outside contractors, royalty revenues from the sale of recyclable revert materials and other miscellaneous short-term activities. "Slag" is a natural byproduct of making steel from iron ore and is the rock-like waste that remains after the melting of the iron ores and the metals are separated from the ore. Due to the interim nature of these activities Kaiser is presenting these revenues net of their related expenses. No revenues and expenses associated with the Mill Site Property and only $39,000 of net revenues associated with the Silver Lake Mine were recorded during 2001 due to the sales of these properties.

Summary of Revenue Sources

     Due to the developmental nature of certain projects and Kaiser's recognition of revenues from bankruptcy-related and other non-recurring items, historical period-to-period comparisons of total revenues may not be meaningful for developing an overall understanding of Kaiser. Therefore, it is important to evaluate the trends in the components of its revenues as well as the recent developments regarding its long-term ongoing and interim revenue sources. See "Business" for a discussion of recent material events affecting Kaiser's revenue sources.

Results of Operations

Analysis of Results for the Six Months Ended June 30, 2001 and 2000

  An analysis of the significant components of our resource revenues for the six months ended June 30, 2001 and 2000 follows:

                                                   2001           2000     % Inc. (Dec)
                                                   ----           ----    -------------
Ongoing Operations
 Gain on Sale of Fontana Union Stock.....   $65,171,000  $         ---            100%
 Water Resource..........................       295,000      2,310,000            (87%)
 Gain on sale of California Mines........     1,756,000            ---            100%
 Deferred gain on Mill Site land sales...        53,000            ---            100%
 Income from equity method investment in
  West Valley MRF, LLC...................       474,000        808,000            (41%)
                                            -----------     ----------      -----------

  Total ongoing operations......    67,749,000      3,118,000          2,073%
                                    ----------      ---------      -----------

Interim Activities (net)
 Lease, service and other.......      (106,000)      (117,000)            10%
                                   -----------     ----------      -----------

  Total resource revenues.......   $67,643,000     $3,001,000          2,154%
                                   ===========     ==========      ===========

     Resource Revenues.  Total resource revenues for the first six months of
     -----------------
2001 were $67,643,000, compared to $3,001,000 for 2000 as a result of our sale of our Fontana Union stock to Cucamonga for $87.5 million, resulting in a gain of $65.2 million. Revenues from ongoing operations increased 21 fold for the six months to $67,749,000 from $3,118,000 in 2000, while the loss from interim activities (net of related expenses) declined 10% to $106,000 from $117,000 in 2000.

     Ongoing Operations.  During the first six months of 2001, we sold our
     ------------------
investment in Fontana Union to Cucamonga (to whom we leased our interest in Fontana Union under a 102-year take-or-pay lease) for $87.5 million, resulting in a gain of $65.2 million. Included in the net gain of $65.2 million was the payment of $1.0 million to members of our management pursuant to our long-term transaction incentive program. Water lease revenues under Kaiser's 102-year take-or-pay lease with Cucamonga were $295,000 during the first six months of 2001 compared to $2,310,000 for 2000. The absence of water lease revenues during the first six months of 2001 reflects the sale of Kaiser's Fontana Union stock, which closed March 6, 2001.

     During the first six months of 2001, Kaiser sold its California Mine properties for $2.0 million, resulting in a gain of $1,756,000. Kaiser also recognized deferred gain of $53,000 from the sales of certain Mill Site properties that closed in 1997 and 1999.

     Income from equity method investments decreased by $334,000 to $474,000 due to lower equity income from the West Valley MRF during the first six months of 2001 compared to the same period 2000. This decrease in equity income in the West Valley MRF is mainly due to: (a) operating the facility at full capacity during the expansion of the facility which lead to certain operational inefficiencies ($77,000 of the decrease); (b) a 33% drop in commodity prices of recyclable products sold; ($187,000 of the decrease) and (c) higher operating and maintenance expenses ($70,000 of the decrease). The expansion has been completed and the new equipment should be in full operation during the third quarter of 2001.

     Interim Activities (net).  Interim activities net of expenses for the first
     ------------------------
six months of 2001 were a net expense of $106,000 compared to a net expense of $117,000 for the same period in 2000. The 10% decrease in net interim expense in 2001 is primarily attributable to the termination of interim activities at the Mill Site Property due to the sale to CCG in August 2000 ($97,000), and lower net interim expense at Eagle Mountain ($14,000) being partially offset by lower net operating revenue at the California Mines, which were sold in early February ($100,000).

     Resource Operating Costs. Resource operating costs are those costs directly
     ------------------------
related to the resource revenue. Total resource operating costs for the first six months of 2001 decreased to $42,000 from $235,000 in 2000. This decrease was due to the sale of Kaiser's investment in its Fontana Union stock on March 6, 2001.

     Corporate General and Administrative Expenses.  Corporate general and
     ---------------------------------------------
administrative expenses for the first six months of 2001 increased 111% to $3,435,000 from $1,628,000 for 2000. The increase is primarily due to non-cash variable stock option accounting ($1,272,000), higher legal, accounting and professional expenses relating to the proposed corporate restructuring ($321,000) and the exercise of nonqualified stock options ($195,000).

     Net Interest Income. Net interest income for the first six months of 2001
     -------------------
was $1,399,000 compared to $156,000 in 2000. The change was due primarily to:
(a) an increase in interest income ($1,192,000) relating to Kaiser's higher cash and investment balances and a decrease in interest expense ($51,000) associated with Kaiser's $30,000,000 revolving-to-term credit facility with Union Bank which was terminated prior to Kaiser's sale of its Fontana Union stock.

     Pre-Tax Loss and Income Tax Provision. Kaiser recorded income before income
     -------------------------------------
tax provision of $65,565,000 for the first six months of 2001, versus $1,294,000 recorded in 2000. An income tax provision of $17,486,000 was recorded in the first six months of 2001 compared to $518,000 for 2000.

     Net Income. For the first six months of 2001, Kaiser reported a net
     ----------
income of $48,079,000, or $7.35 per share, versus $776,000, or $.12 per share, reported for 2000.

     Analysis of Results for the Years Ended December 31, 2000 and 1999

     An analysis of the significant components of Kaiser's resource revenues for the years ended December 31, 2000 and 1999 follows:

                                                            2000          1999     % Inc. (Dec)
                                                            ----          ----     ------------
Ongoing Operations
 Water resource.......................................   $5,640,000   $ 5,228,000              8%
 Gain on merger of Penske Motorsports into                      ---    35,713,000           (100%)
  International Speedway..............................
 Gain on sale of International Speedway Common Stock..          ---     6,575,000           (100%)
 Income (loss) from equity method
   Investments
    Penske Motorsports Inc............................          ---      (329,000)           100%
    West Valley MRF, LLC..............................    1,651,000       910,000             81%
 Mill Site land sales.................................      532,000     1,622,000            (67%)
                                                         ----------   -----------     -----------

 Total ongoing operations.............................    7,823,000    49,719,000            (84%)
                                                         ----------   -----------     -----------

Interim Activities (net)..............................     (179,000)     (203,000)            12%
                                                         ----------   -----------     -----------

 Total resource revenues..............................   $7,644,000   $49,516,000            (85%)
                                                         ==========   ===========     ===========

     Resource Revenues.  Total resource revenues for 2000 were $7,644,000,
     -----------------
compared to $49,516,000 for 1999. Revenues from ongoing operations decreased 84% during the year to $7,823,000 from $49,719,000 in 1999, while the loss from interim activities (net of related expenses) declined 12% to $179,000 from $203,000 in 1999. This significant decrease from our record 1999 revenue levels reflects the unusual non-recurring 1999 revenues relating to the Penske Motorsports, Inc. / International Speedway Corporation merger and the subsequent sale of International Speedway Common Stock

     Ongoing Operations.  Water lease revenues under Kaiser's 102-year take-or-
     ------------------
pay lease with Cucamonga were $5,640,000 during 2000 compared to $5,228,000 for 1999. This increase in water revenues primarily reflects an agreed upon change in the Chino Basin Ag-Pool billing cycle from 12 months in arrears to current year. As previously disclosed, Kaiser concluded the sale of its investment in Fontana Union to Cucamonga in March 2001, at a gross sales price of $87.5 million.

     Income (loss) from equity method investments increased to $1,651,000 for 2000 from $581,000 for 1999. The increase of $1,070,000 reflects higher equity income from the West Valley MRF ($741,000) and the discontinuance of recording equity income (loss) from Penske Motorsports ($329,000), effective April 1, 1999, due to the merger between International Speedway and Penske Motorsports that was announced in May 1999. The increase in equity income from the West Valley MRF is primarily due to an 18% increase in transfer tonnage, and a 24% increase in net recycling commodity sale prices, being partially offset by a 16% increase in operating expenses and a 31% increase in interest expense.

     During the third quarter of 1999, International Speedway consummated its merger with Penske Motorsports, purchasing the 88% of Penske Motorsports' Common Stock it did not already own for $50.00 per share. Kaiser received, under the cash and stock election of 30% and 70%, respectively, $24.4 million in cash and 1,187,407 shares of International Speedway Class A Common Stock. As a result of the merger Kaiser recognized a gain of $35.7 million in 1999.

     Subsequent to the merger of Penske Motorsports into International Speedway, Kaiser commenced an orderly liquidation of its position in the Common Stock of International Speedway. By the middle of November 1999, Kaiser had completed the sale of its International Speedway Common Stock resulting in a gain of $6.6 million.

     Interim Activities (net).  Interim activities net of expenses for 2000 were
     ------------------------
a net expense of $179,000 compared to a net expense of $203,000 for 1999. The 12% decrease in net interim expense in 2000 is primarily attributable to the conclusion of interim activities at the Mill Site Property due to the sale to CCG in August 2000 ($88,000) being mostly offset by higher net operating costs at Eagle Mountain and the California Mines ($64,000). The higher operating costs at Eagle Mountain consisted primarily of increased security costs ($24,000), license and permit costs ($22,000) and depreciation expense ($10,000). The increase in operating costs at the California Mines was due to increased property taxes ($8,000).

     Resource Operating Costs.  Resource operating costs are those costs
     ------------------------
directly related to the ongoing resource revenue sources. Total resource operating costs for 2000 decreased to $509,000 from $8,878,000 in 1999. The principal reason for this decrease from 1999 was the then pending bulk sale of virtually all the Mill Site Property to Ontario Ventures I, LLC, which required Kaiser to record a write-down to net realizable value of $8,350,000 during 1999. Other operating costs for 2000 were $509,000 compared to $528,000 for 1999. The 4% decrease in 2000 operating costs was primarily due to the sale of Kaiser's investment in Penske Motorsports/International Speedway during 1999 ($25,000) being partially offset by lower costs associated with water revenue ($6,000).

     Corporate General and Administrative Expenses.  Corporate overhead expenses
     ---------------------------------------------
for 2000 decreased 29% to $3,469,000 from $4,910,000 for 1999. The decrease was due to lower compensation and related expenses ($214,000) and lower professional and outside consulting expenses ($1,227,000). Most of the decrease in professional and outside consulting expense was related to the VEBA/PBGC share repurchase that was completed in November 1999, while the decrease in compensation was related to staff reductions. In 2000, Kaiser incurred stock based compensation expense of $2,224,000 related to the exercise of nonqualified stock options. In addition, in recognition of Kaiser's possible future alternatives and the adoption of a cash maximization strategy, in December 2000 Kaiser reduced the exercise price of option on all outstanding options by $2.00 in order to compensate for the $2.00 dividend per share cash distribution. This repricing required Kaiser to change its stock option accounting policy and account for all outstanding options under "variable plan accounting." This resulted in Kaiser incurring an expense of $645,000 for 2000. Going forward, Kaiser must revalue all outstanding options on a quarterly basis and record either additional expense or a reduction to the previously recorded expense based on positive or negative fluctuations, respectively, in the market price of Kaiser's Common Stock.

     Net Interest (Income) Expense.  Net interest (income) expense for 2000 was
     -----------------------------
$581,000 of income compared to $498,000 of expense in 1999. The positive increase ($1,079,000) was due primarily to significantly lower interest expense on long-term debt ($1,245,000) being partially offset by lower interest income from lower cash/investment balances ($166,000).

     Income and Income Tax Provision.  Kaiser recorded income before income tax
     -------------------------------
provision of $1,378,000 for 2000, a 96% decrease from the $35,230,000 recorded in 1999. An income tax benefit of $11,965,000 was recorded in 2000 as compared with an income tax provision of $11,201,000 in 1999. The income tax benefit recorded in 2000 is a direct result of Kaiser's pending sale of its investment in Fontana Union that created sufficient taxable income for Kaiser Inc. to fully utilize its NOLs. Before 2000, Kaiser had historically recorded an offsetting allowance or reserve with respect to a portion of its NOL asset to take into account the potential that Kaiser would not generate sufficient gains to use all of its NOLs. However, the income tax benefit derived from Kaiser's sale of its interest in Fontana Union in 2000 enables Kaiser to use all of its NOLs in existence prior to the adoption of the Conversion Proposal as an offset against this gain.

     Net Income.  For 2000, Kaiser reported net income of $13,343,000, or $2.09
     ----------
per share, a 44% decrease from the $24,029,000, or $2.35 per share, reported for 1999.

     Analysis of Results for the Years Ended December 31, 1999 and 1998

     An analysis of the significant components of Kaiser's resource revenues for the years ended December 31, 1999 and 1998 follows:

                                            1999          1998            % Inc. (Dec)
                                            ----          ----            ------------
Ongoing Operations
 Water resource..........................  $ 5,228,000    $5,201,000               1%
 Gain on merger of Penske Motorsports       35,713,000           ---              N/A
  into International Speedway............
 Gain on sale of International Speedway      6,575,000           ---              N/A
  Common Stock...........................
 Income (loss) from equity method
  Investments
   Penske Motorsports Inc................     (329,000)    1,903,000              N/A
   West Valley MRF, LLC..................      910,000        40,000            2175%
 Mill Site land sales....................    1,622,000           ---              N/A
                                           -----------    ----------   ---------------

 Total ongoing operations................   49,719,000     7,144,000             596%
                                           -----------    ----------   ---------------

Interim Activities (net).................     (203,000)      (47,000)           (332%)
                                           -----------    ----------   ---------------

    Total resource revenues..............  $49,516,000    $7,097,000             598%
                                           ===========    ==========   ===============

     Resource Revenues.  Total resource revenues for 1999 were $49,516,000,
     -----------------
compared to $7,097,000 for 1998. Revenues from ongoing operations increased 598% during the year to $49,719,000 from $7,144,000 in 1998, while the loss interim activities (net) increased 332% to $203,000 from $47,000 in 1998. This significant increase in 1999 revenue levels reflects the unusual non-recurring on-going revenues related to the Penske Motorsports / International Speedway merger and the subsequent sale of International Speedway Common Stock.

     Ongoing Operations.  Water lease revenues under Kaiser's 102-year take-or-
     ------------------
pay lease with Cucamonga were $5,228,000 during 1999 compared to $5,201,000 for 1998. The slight increase in water revenues primarily reflects an increase, effective January 1, 1999, in Kaiser's effective interest in Fontana Union from 57.33% to 57.37%, due to a decline in the number of Fontana Union shareholders taking water.

     Income (loss) from equity method investments decreased to $581,000 for 1999 from $1,943,000 for 1998. The decrease of $1,362,000 reflects the discontinuance of recording equity income from Penske Motorsports ($2,082,000) effective April 1, 1999 due to the merger between International Speedway and Penske Motorsports that was announced in May 1999, and an increase in the reported first quarter net loss of Penske Motorsports ($150,000) being partially offset by an increase in equity income from the West Valley MRF ($870,000). The increase in equity income from the West Valley MRF is primarily due to a 124% increase in transfer tonnage, and a 12% increase in recycling tonnage, being partially offset by a 10% increase in operating expenses and a 7% increase in interest expense.

     During the third quarter of 1999, International Speedway consummated its merger with Penske Motorsports, purchasing the 88% of Penske Motorsports' Common Stock it did not already own for $50.00 per share. Kaiser received, under the cash and stock election of 30% and 70%, respectively, $24.4 million in cash and 1,187,407 shares of International Speedway Class A Common Stock. As a result of the merger Kaiser recognized a gain of $35.7 million in 1999.

     Subsequent to the merger of Penske Motorsports into International Speedway, Kaiser commenced an orderly liquidation of its position in the Common Stock of International Speedway. By the middle of November 1999, Kaiser had completed the sale of its International Speedway Common Stock resulting in a gain of $6.6 million.

     Interim Activities (net).  Interim activities net of expenses for 1999 were
     ------------------------
a net expense of $203,000 compared to a net expense of $47,000 for 1998. The increase in net interim expense in 1999 is primarily attributable to the lower revenues from tenant rental and services and from sales of metallics and scrap at the Mill Site Property due to the continuing real estate redevelopment activities ($386,000) being mostly offset by higher net revenues at Eagle Mountain and the California Mines ($230,000).

     Resource Operating Costs.  Resource operating costs are those costs
     ------------------------
directly related to the ongoing resource revenue sources. Total resource operating costs for 1999 increased to $8,878,000 from $560,000 in 1998. The principal reason for this increase in 1999 was the then pending bulk sale of virtually all the Mill Site Property to Ontario Ventures I, LLC, which required Kaiser to record a write-down to net realizable value of $8,350,000 during 1999. Other operating costs for 1999 were $528,000 compared to $560,000 for 1998. The 6% decrease in 1999 operating costs was primarily due to the sale of Kaiser's investment in Penske Motorsports/International Speedway during 1999 ($78,000) being partially offset by higher legal costs associated with water revenue ($46,000).

     Corporate General and Administrative Expenses.  Corporate overhead expenses
     ---------------------------------------------
for 1999 increased 23% to $4,910,000 from $3,979,000 for 1998. The increase was due to higher compensation and related expenses ($424,000) and higher professional and outside consulting expenses ($507,000). All of the increase in professional and outside consulting expense was related to the VEBA/PBGC share repurchase that was completed in November 1999.

     Net Interest Expense.  Net interest expense for 1999 was $498,000 compared
     --------------------
to $1,083,000 in 1998. The decrease was due primarily to higher interest income from higher cash/investment balances from the proceeds of the merger of Penske Motorsports into International Speedway and subsequent sale of International Speedway Common Stock ($777,000) slightly offset by higher interest expense ($192,000) associated with the additional long term debt from January 1999 through early December 1999, when all of the outstanding debt was paid-off.

     Income and Income Tax Provision.  Kaiser recorded income before income tax
     -------------------------------
provision of $35,230,000 for 1999, a 23-fold increase from the $1,475,000 recorded in 1998. A provision for income taxes of $11,201,000 was recorded in 1999 as compared with $243,000 in 1998.

     Net Income.  For 1999, Kaiser reported net income of $24,029,000, or $.2.35
     ----------
per share, a 19-fold increase from the $1,232,000, or $.12 per share, reported for 1998.

Financial Position

  Cash, Cash Equivalents and Short-Term Investments.  Kaiser defines cash
  -------------------------------------------------
equivalents as highly liquid debt instruments with original maturities of 90 days or less. Cash and cash equivalents increased $75,486,000 to $85,583,000 at June 30, 2001 from $10,097,000 at December 31, 2000. Included in cash and cash equivalents is $2,355,000 and $3,247,000 held solely for the benefit of MRC at June 30, 2001 and December 31, 2000, respectively. The increase in cash and cash equivalents is primarily due to: (a) the sale of Kaiser's Fontana Union Stock ($81,783,000); (b) the sale of the California Mines for $2.0 million, of which $726,000 was cash received at closing; (c) the issuance of common stock relating to the exercise of stock options of $131,000; and (d) cash distributions from the West Valley MRF ($500,000). These increases were partially offset by the: (a) purchase of an insurance policy ($3,800,000); (b) capital expenditures ($579,000); and (c) environmental remediation expenditures ($126,000).

  Working Capital.  During the first six months of 2001, current assets
  ---------------
increased $63.2 million to $86.6 million, while current liabilities increased $458,000 to $4.6 million. The increase in current assets resulted primarily from the $75.5 million increase in cash and cash equivalents and a $10.7 million decline in current deferred tax assets. The increase in current liabilities resulted primarily from the recording of $1.1 million income taxes payable and an increase in accounts payable ($300,000) being partially offset by the payment of year-end accruals ($900,000). Included in current liabilities as of June 30, 2001 is $225,000 in accounts payable and accrued liabilities relating to MRC.
As a result, working capital increased during the first six months of 2001 by $62.7 million to $82 million at June 30, 2001.

  Real Estate.  Real Estate decreased $240,000 during the first six months of
  -----------
2001 due to the sale of Kaiser's California Mine properties.

  Investments.  There was a $26,000 decrease in Kaiser's investment in the West
  -----------
Valley MRF during the first six months of 2001 due to the receipt of $500,000 in cash distributions being mostly offset by Kaiser's recording of its equity share of income of $474,000 during the period. The $16,612,000 decrease in Kaiser's investment in Fontana Union WC is due to the sale of that investment during the first quarter of 2001.

     Other Assets.  The increase in other assets ($2,476,000) is primarily
     ------------
related to Kaiser's purchase of a environmental insurance policy ($3.8 million) and an increase in notes receivable due to the sale of the California Mine Property ($939,000 long term portion) being partially offset by Company's utilization of its long-term deferred tax assets ($2.2 million) and an increase in accumulated depreciation as of June 30, 2001 ($126,000).

     Environmental Remediation.  As of June 30, 2001, Kaiser estimates, based
     -------------------------
upon current information, that its future environmental liability related to certain matters not assumed by CCG Ontario, LLC, a subsidiary of Catellus Development Corporation, a New York Stock Exchange company, in its purchase of the Mill Site Property in August 2000, including groundwater and other possible third party claims, would be approximately $3.8 million. However, Kaiser purchased, effective June 30, 2001, a 12 year $50 million insurance policy at a cost of approximately $3.8 million. This policy will cover, among other things, virtually any and all environmental liabilities and claims, including defense costs, (up to the $50 million policy limit) relating to the historical operations and assets of Kaiser and reflected in the above $3.8 million liability. Due to the nature of the insurance policy, generally accepted accounting practices require that the cost of the policy be capitalized separately from the related liability.

     Long-term Liabilities.  The decrease in other long-term liabilities is
     ---------------------
primarily due to a decrease in accrued liabilities and environmental reserves ($490,000) and the recognition of deferred gains on real estate sales ($53,000).

     Minority Interest and Other Liabilities.  As of June 30, 2001, Kaiser has
     ---------------------------------------
recorded $5,280,000 of minority interest relating to the approximately 19% ownership interest in MRC Kaiser does not own.

     Contingent Liabilities.  Kaiser has contingent liabilities more fully
     ----------------------
described in the notes to the financial statements.

Business Outlook

     The statements contained in this Business Outlook, as well as in the Business Update, are based upon current operations and expectations. In addition to the forward-looking statements and information contained elsewhere in this Proxy Statement/Prospectus, these statements are forward-looking and, therefore, actual results may differ materially.

     Ongoing Operations.  As noted above, Kaiser's revenues from ongoing
     ------------------
operations have, in the past, been generally derived from the development of Kaiser's major long-term projects and investments. The development of a number of these projects and investments, such as the 102-year take-or-pay lease with Cucamonga, and the 50% equity ownership of the West Valley MRF, are essentially complete and Kaiser has been recognizing significant revenues and income from these investments. However, the revenues from ongoing operations will be significantly reduced in 2001 as a result of Kaiser completing the sale of its ownership interest in Fontana Union to Cucamonga. In addition, Kaiser continues to evaluate its remaining assets and investments in light of how to best provide maximum value to its stockholders.

     In regard to the West Valley MRF, the most significant factor affecting Kaiser's future equity income from the West Valley MRF is the expansion of the facility's capacity from 2,000 to 3,500 tons per day. The facility is operational and its expansion, which cost approximately $11 million, is substantially complete. The expansion enlarges the processing facility by an additional 80,000 square feet and provides for additional materials recovery sorting capacity. The ultimate success of this expansion will continue to depend on the ability of the West Valley MRF to attract new customers and waste volumes from the closure of local landfills such as the Spadra Landfill, which closed in April 2000, and on the future construction of any competing facilities.

     As part of our strategy, we intend to evaluate any potential offers to purchase our interest in the West Valley MRF in light of our primary objective of maximizing value for our stockholders. The West

Valley MRF currently generates sufficient cash flow to fund its cost of operations and does not require additional investment by Kaiser to operate. Furthermore, the West Valley MRF should generate sufficient cash distribution to Kaiser to cover Kaiser LLC's foreseeable general and administrative costs.

     Pending Sale of Eagle Mountain Landfill Project.  In August 2000, MRC
     -----------------------------------------------
entered into an agreement to sell the landfill project located at the Eagle Mountain Site to the District. Under that agreement, MRC will receive $41 million for the landfill project if the conditions to closing are satisfied and the sale transaction closes. The cash will be held in escrow pending the resolution of certain additional contingencies, which are not expected to occur for several years. The closing of this sale is subject to, among other things, the results of the District's due diligence, obtaining the transfer of the landfill project's permits to the District, obtaining all necessary consents to the transaction and resolution of various title and joint use matters. The parties have agreed several times to extend the initial closing date of the sale transaction pending receipt of land surveys, resolution of title matters, resolution of joint use agreements, receipt of third-party approvals or consents and other matters. Although the contractual expiration date is currently during the fourth quarter of 2001, the date has already been extended a number of times. The conditions to closing are not expected to be met by the current expiration date, and the parties will have to decide whether to extend the period one or more additional times.

     If the sale transaction closes, upon closing, $39 million of the total purchase price will be deposited into an escrow account and will be released when the outstanding federal litigation related to MRC's federal land exchange with BLM is fully and satisfactorily resolved. Although the $39 million has not yet been deposited into escrow, interest on this $39 million began accruing at the beginning of May 2001. Accrued interest on this portion of the purchase price, for up to a two year period, will be paid out to MRC on a quarterly basis beginning with a successful outcome of the federal litigation. If the transaction closes, upon closing, the remaining $2 million of the purchase price will also be placed into an escrow account and will be released upon the later of (i) the release of the $39 million as described above, or (2) the permitting approval of the District's Puente Hills landfill for its remaining 10 years of capacity.

     The District has been undertaking significant due diligence on the landfill project and has the right to terminate the sale agreement if it is not satisfied with the results of its due diligence. Additionally, the parties are negotiating various ancillary agreements and a decision in an unrelated case related to a federal land exchange to which BLM was a party could potentially have a material adverse impact on the landfill project and its pending sale. For additional information see " BUSINESS -- Waste Management --Eagle Mountain Landfill
Project --Landfill Project Litigation."

     Mill Site Property.  The only remaining Mill Site Property owned by Kaiser
     -------------------
is an approximate five acre parcel referred to as the Tar Pits Parcel. CCG is obligated to remediate the environmental contamination of this parcel pursuant to the terms of CCG's purchase of approximately 588 acres of the Mill Site Property from Kaiser in August 2000. As described elsewhere in this Proxy Statement/Prospectus, in that purchase CCG assumed substantially all of Kaiser's environmental liabilities associated with the purchased property as well as certain other environmental liabilities and risks associated with the Mill Site Property, including the remediation of the Tar Pits Parcel.

     Sale of Miscellaneous Properties.  In February 2001, Kaiser completed its
     ---------------------------------
sale of its Silver Lake Mine property, several other mining claims and properties and a 190 acre parcel near Afton Canyon, California. The gross sales price was $2 million with $700,000 to be received as a down payment and the balance is to be represented by buyer's secured promissory note. The note is payable over five years and accrues interest at the rate of 8% per annum.

     Corporate Overhead.  As the Kaiser divests its remaining assets, Kaiser
     ------------------
intends to further reduce its corporate staffing and overhead to reflect the reduced requirements of its remaining operations and projects.

     Capital Resources.  After taking into account the cash distribution in
     -----------------
connection with the Conversion Proposal, Kaiser expects that its current cash balances and short-term investments together with cash provided from operating activities and reserves set aside from Kaiser's sale of its investment in Fontana Union will be sufficient to satisfy Kaiser's operating cash requirements for more than one year.

     Improved Cash Flow from Use of Net Operating Loss Tax Carryforwards.  Due
     -------------------------------------------------------------------
to Kaiser's status as successor to Kaiser Steel for tax purposes and its use of Kaiser Steel-related NOLs, income taxes actually paid by Kaiser are substantially less than the income tax provision reported in its financial statements. The tax benefit associated with the utilization of NOLs, if any, has historically been reflected as an increase to stockholders' equity rather than as an increase to net income. Kaiser expects that its use of these NOLs will substantially reduce the cash paid for income taxes until these NOLs are fully utilized. The total NOLs as of December 31, 2000 are estimated to be approximately $43 million for federal purposes and $1 million for state purposes. These federal NOLs expire in varying amounts over a period from year 2006 to 2013. In addition, if the sale of the landfill project to the District closes in 2001, Kaiser expects that sale to generate a taxable loss in the range of $15-$20 million. This loss could be used to offset the gain recognized from Kaiser's sale of its Fontana Union stock and would reduce Kaiser's 2001 income taxes by approximately $4.5-$6.0 million. If the Conversion Proposal is approved and the merger is consummated during 2001, Kaiser expects to generate a tax loss estimated at $42-$47 million for 2001. This loss would be used to offset the gain Kaiser Inc. recognized in 2001 from the sale of the Fontana Union stock and would reduce the income taxes paid by Kaiser Inc. in 2001 by approximately $10.5-$12.0 million.

Cash Maximization Strategy

     Kaiser has been developing the assets it received out of the Kaiser Steel bankruptcy and then selling them at such time as Kaiser believes that it can optimize stockholder value for a particular project or asset. During 2000,
Kaiser: (i) sold the balance of all of Kaiser's real estate at the former Kaiser Steel Corporation mill site near Fontana, California, except for an approximate five acre parcel; (ii) entered into an agreement to sell the landfill project to the District, with Kaiser and the District working toward a closing on such transaction; (iii) entered into an agreement for Kaiser's interest in Fontana Union to Cucamonga which transaction was completed in March 2001; and (iv) paid a $2.00 cash distribution to its stockholders.

     In continuing this strategy, our current plans include seeking to

     . Complete the sale of the landfill project at the Eagle Mountain Site and to resolve the related outstanding federal land exchange litigation. Even if the sale is completed in 2001, we do not expect to receive any cash from the sale until the related litigation matters are resolved favorably, which may take an additional three to four years.

     . Reduce the risk to Kaiser from outstanding environmental and other similar types of liabilities;

     . Continue to hold our 50% interest in West Valley MRF, which pays cash distributions to Kaiser, until an acceptable sale price can be obtained;

     . Sell miscellaneous assets such as surplus property and mineral interests in Southern California; and

     .    Further reduce general and administrative expenses.

     Kaiser's success in realizing these goals will determine the ultimate value of the Class A Units. As members of Kaiser LLC, Kaiser's stockholders would receive their proportionate share of any future cash distributions resulting from the successful sales of Kaiser's remaining assets. The amount and timing of any future cash distributions by Kaiser LLC will depend on many factors, including (among others) the sale of the Eagle Mountain landfill project, the ability of Kaiser to operate and ultimately to sell its 50% interest in the West Valley MRF and the impact of Kaiser's other assets, liabilities, and operating expenses. Although MRC has entered into a contract to sell the Eagle Mountain landfill, this sale is subject to very significant conditions; even if these conditions are satisfied, no cash would likely be received by Kaiser for three or four years. In addition, Kaiser has not received any offer for the West Valley MRF, and any ultimate value is therefore uncertain. However, if Kaiser can meet its goals with respect to its other assets and liabilities, and using a net cash contribution of $10 to $15 million for the West Valley MRF, Kaiser LLC could be able to distribute approximately an additional $6.00 - $10.00 in cash per Class A Unit over the next three to four years. This would bring the projected total distributions, including the $2.00 distribution last December and the $10.00 distribution as part of the conversion, to the equivalent of $18-22 per share. Based on the treatment of Kaiser LLC, all of these distributions will be treated as a return of capital. Although Class A Unit holders will not have invested any cash in Kaiser LLC, they will be assumed for tax purposes to have invested the amount of the value of the Class A Unit on the date of Conversion. Subject to certain limitations and assumptions, the Class A Units have been preliminarily valued at $1.45 per share for tax purposes. Any amounts received in excess of that amount, adjusted for the amount of any income of Kaiser LLC allocated with respect to that Unit, will be taxable to most holders. See "THE CONVERSION PROPOSAL -- Federal Income Tax Consequences of the Conversion Proposal."

     This estimate is subject to substantial contingencies, which could significantly raise or lower the actual future distributions. See "THE CONVERSION PROPOSAL -- Risk Factors." In evaluating the Conversion Proposal, you should consider time value of money as well as these risks, including the operational and market risks for the West Valley MRF and the substantial risk that the sale of the Eagle Mountain landfill project may not close. In addition, the value of the Class A Units may be affected by other matters, including (among others) discounts for restrictions on liquidity and minority interest.

                                   BUSINESS

Background

     From 1942 through 1983, Kaiser Steel, an integrated steel manufacturer, operated a steel mill in Southern California near the junction of the Interstate 10 and Interstate 15 freeways. The property on which the steel mill was located is known as the Mill Site Property. Kaiser Steel filed for bankruptcy protection in 1987, and Kaiser is the reorganized successor to certain of its assets. We are now an asset development company whose principal assets currently include:

     . Our interest (through our approximately 80% interest in MRC) in the Eagle Mountain landfill, which is subject to a sale contract with the District, but for which we do not expect to receive any net cash for several years;

     .    Our 50% ownership interest in the West Valley MRF; and

     . Approximately 5,400 acres at the Eagle Mountain Site (which includes the town of Eagle Mountain) that are not included in the pending sale to the District.

We also had cash and cash equivalents of approximately $84 million as of June 30, 2001 as a result of sales of certain assets, including our ownership interest in Fontana Union for a gross sales price of $87.5 million in March 2001.

Business Strategy
-----------------

     In September 2000, our Board of Directors approved a strategy to maximize the cash distributions to stockholders. Under this strategy, we have been seeking:

     . To complete the sale of the landfill project at the Eagle Mountain Site and to resolve the related outstanding federal land exchange litigation. This sale is subject to the satisfaction of numerous conditions. As a result, we cannot be sure that this sale will close. Although the contractual expiration date is currently during the fourth quarter of 2001, the date has already been extended a number of times. The conditions to closing are not expected to be met by the current expiration date, and the parties will have to decide whether to extend the period one or more additional times. Even if the sale is completed, we do not expect to receive any cash from the sale until the related land exchange litigation matter is resolved favorably. If the current land exchange litigation is not favorably resolved, MRC may attempt to cure any defects in the land exchange so that the sale to the District could still be completed. However, if the litigation is not favorably resolved and MRC cannot otherwise cure the defects in a timely fashion, then the District's purchase of the landfill project would be unwound and Kaiser would seek another approach to the Landfill project or abandon it. Although a definite time period for curing any defects has not yet been negotiated with the District, it could take a substantial period of time. See "--Eagle Mountain Landfill Project and Pending Sale";

     . To reduce the risk to Kaiser from outstanding environmental and other similar types of liabilities by purchasing additional insurance coverage and negotiating with purchasers of our properties to assume liability risks as part of the sale transaction;

     . To continue to hold our 50% interest in West Valley MRF, which pays cash distributions to Kaiser, until we believe we can maximize stockholder value for this asset through a sale or other alternative transaction;

     . To sell miscellaneous assets such as surplus property and mineral interests in Southern California; and

     . To further reduce our general and administrative expenses by continuing to reduce our staff as well as sell our remaining assets.

     Consistent with this strategy, we have recently entered into or completed the following transactions:

     . We sold approximately 588 acres of the Mill Site Property in August 2000 for $16 million in cash plus the assumption of certain environmental liabilities. See "-- Completed Transactions -- Sale of Mill Site Property."

     . MRC entered into an agreement with the District to sell the landfill project at the Eagle Mountain Site for approximately $41 million. See "-- Eagle Mountain Landfill Project and Pending Sale."

     . We sold approximately 37 additional acres of the Mill Site Property in October 2000 for $3.8 million in cash. See "-- Completed Transactions -- Sale of Rancho Cucamonga Parcel."

     . We sold our interest in Fontana Union in March 2001 for $87.5 million in cash, plus approximately $2.5 million in additional payments due under the related lease. See "-- Completed Transactions -- Fontana Union Stock Sale."

     . We purchased an insurance policy covering substantially all of Kaiser's remaining historical environmental and asbestos risks and anticipated litigation for the next 12 years for an aggregate cost of approximately $5.8 million, of which KSC Recovery, Inc., Kaiser Steel's bankruptcy estate, paid $2 million and we paid the balance of approximately $3.8 million. See "-- New Insurance Policy."

Eagle Mountain Landfill Project And Pending Sale

Description of the Eagle Mountain Site

     Kaiser's 9,144 acre Eagle Mountain site, located in the remote California desert approximately 200 miles east of Los Angeles, consists of three large open pit mines, the Eagle Mountain Townsite and a 52-mile private rail line that accesses the site. In 1988, Kaiser leased approximately 4,654 acres of the idled mine site and the rail line to MRC for development of a rail-haul solid-waste landfill.

     In 1988, in anticipation of Southern California's need for new environmentally safe landfill capacity, MRC began the planning and permitting for a 20,000 ton per day rail-haul, non-hazardous solid waste landfill at Kaiser's Eagle Mountain Site. The landfill project has received all 20 of the major permits and approvals required for siting, constructing, and operating the landfill project. We believe that the Eagle Mountain site has many unique attributes which make it particularly well-suited for a rail-haul, solid waste landfill, including, among other attributes, its remote location, arid climate, available and suitable materials for the proposed liner system and daily cover, and rail access.

     In 2000, Kaiser assigned all of the economic benefits of the lease to MRC and the right to buy the landfill property for a total of $1.00. The MRC Lease will terminate upon the sale of the landfill project to the District, assuming the sale is completed. We presently own approximately 80% of MRC's Class B Units and 100% of its Class A Units, and control MRC's management. We initially acquired our interest in MRC in 1995, as a result of the withdrawal of a subsidiary of Browning Ferris Industries, MRC's previous majority owner, after an investment by Browning Ferris of approximately $40 million.

Pending Sale of the Landfill Project

     In August 2000 MRC entered into an agreement to sell the landfill project to the District for $41 million. Upon any closing, $39 million of the total purchase price would be deposited into an escrow account. This money would be released on the resolution of certain litigation contingencies relating to the litigation challenging the completed federal land exchange. Interest would accrue on this portion of the purchase price commencing on May 3, 2001 and would be paid out to MRC on a quarterly basis beginning with a successful outcome of the federal litigation at the Federal District Court level, which outcome would be subject to appeal. The remaining $2 million of the purchase price would also be placed into an escrow account upon closing and would be released upon the later of (1) the release of the $39 million as described above or (2) the permitting approvals of the District's Puente Hills landfill for its remaining 10 years of capacity. Receipt of the purchase price, in whole or in part, if at all, is expected to be delayed for years pending satisfactory resolution of these contingencies.

     The sale of the landfill project is subject to the results of the District's due diligence and satisfaction of numerous contingencies. The contingencies include, but are not limited to, obtaining the transfer of the landfill project's permits to the District, obtaining all necessary consents to the transaction, resolving title matters and negotiating mutually acceptable joint use agreements. Although the contractual expiration date is currently during the fourth quarter of 2001, the date has already been extended a number of times. The conditions to closing are not expected to be met by the current expiration date, and the parties will have to decide whether to extend the period one or more additional times. Kaiser has agreed to vote its interest in MRC in favor of the sale of the landfill project to the District on its current terms.

Current Status

     Approval by Riverside County of the Landfill Project; Development
     -----------------------------------------------------------------
Agreement. Between 1992 and 1995, MRC faced legal challenges to its application and receipt of regulatory permits and consents required to operate the landfill project. In March, 1995, MRC re-initiated the necessary permitting process by filing its land use applications with Riverside County and working with the County and U.S. Bureau of Land Management, referred to as the BLM, in securing the certification and approval of a new environmental impact report, or an EIR. After extensive public comment, the new EIR was released to the public in January, 1997, and received final approval from the Riverside Board of Supervisors in September 1997.

     As a part of the process of considering the landfill project, Kaiser and MRC negotiated a Development Agreement with Riverside County. The Development Agreement provides the mechanism by which MRC acquires long-term vested land use rights for a landfill and generally governs the relationship among the parties to the Agreement. The Development Agreement also addresses such items as the duties and indemnification obligations to Riverside County; the extensive financial assurances to be provided to Riverside County; the reservation and availability of landfill space for waste generated within Riverside County; and events of default and remedies, as well as a number of other items.

     In addition, the financial payments to, or for the benefit of Riverside County and others, are detailed in the Development Agreement and in the Purchase and Sale Agreement, which is a part of the Development Agreement. The Purchase and Sale Agreement requires a per ton payment on non-County waste determined from a base rate which is the greater of $2.70 per ton or ten percent (10%) of the landfill tip fee up to 12,000 tons of non-County waste. The 10% number increases to 12 1/2% for all non-County waste once non-County waste exceeds 12,000 tons per day. The per ton payment to the County also increases as volume increases. The per ton payments on non-County Waste to Riverside County are summarized as follows:

          ====================================================================
          Average Tons Per Day of
            Non-County Waste                      Payment to Riverside County
          ====================================================================
            0       -   7,000                Greater of 10% (12.5% once volume
                                             exceeds 12,000 tpd) or $2.70
                                             ("Base")

            7,000   -  10,000                           Base plus $.80

            10,000  -  12,000                            Base + $1.30

            12,000  -  16,000                            Base + $2.30

            16,000  -  20,000                            Base + $3.30
          ===================================================================

     Other major payments include: (i) partial funding for up to four rail crossings with $1 million due at the commencement of construction of the landfill and an additional $1 million over the course of landfill operations;
(ii) financial assistance for the host community, Lake Tamarisk, comprised of $500,000 due at the commencement of construction of the landfill plus an additional approximately $1.5 million due over the course of landfill operations; and (iii) funding for non-California Environmental Quality Act reduction air emission programs of $600,000 over the course of operations.

     Pursuant to the terms of the Development Agreement and other related documents, $.90 of the per ton payment made to Riverside County by MRC on out-of-County municipal solid waste will be deposited into an environmental trust. In addition, MRC directly pays $.90 per ton into the environmental trust for in-County waste deposited into the landfill. Funds in the environmental trust are to be used within Riverside County for: (a) the protection, acquisition, preservation, and restoration of parks, open space, biological habitat, scenic, cultural, and scientific resources; (b) the support of environmental education and research; (c) the mitigation of the landfill project's environmental impacts; and (d) the long term monitoring of the above mentioned items.

     Finally, MRC has agreed to pay $.10 per ton of municipal solid waste deposited into the landfill to the National Parks Foundation for the benefit of the National Park Service.

     The initial term of the Development Agreement is fifty years, although it may be extended to November 30, 2088, under certain conditions. The Development Agreement allows landfill project to receive up to 20,000 tons per day, 6 days a week, of non-hazardous municipal solid waste. However, during the first ten years of operation the landfill owner is limited to 10,000 tons per day of non-County waste plus the waste generated from within the County. After ten years, the owner of the landfill may request an increase in its daily tonnage, and an independent scientific panel will review such request. The panel's review is effectively limited to confirming substantial compliance with all developmental approvals, mitigation measures and permits.

     We anticipate that the Development Agreement will be fully executed and recorded just prior to the closing of the sale of the landfill project to the District. Riverside County has approved the assumption of the Development Agreement by the District as part of the sale of the landfill by MRC.

     EIR Litigation and Appeal.  After the September, 1997 approval of the new
     -------------------------
EIR for the landfill project, litigation with respect to MRC's EIR certification resumed. In February 1998, the San Diego County Superior Court issued a final ruling with respect to the litigation before it on the EIR certification. The court found that the EIR certification did not adequately evaluate the landfill project's impact on the Joshua Tree National Park and the threatened desert tortoise. MRC, Kaiser and Riverside County appealed the Superior Court's decision; opponents did not appeal any matter.

     On May 7, 1999, the Court of Appeal announced its decision to completely reverse the San Diego Superior Court's prior adverse decision. The Court of Appeal's decision in effect reinstated the EIR certification and reinstated the previous approval of the landfill project by Riverside County. In June, 1999, opponents to the landfill project requested that the California Supreme Court review and overturn the Court of Appeal's decision. In July, 1999, the California Supreme Court declined to review the Court of Appeal's decision.

     Federal Land Exchange and Land Exchange Litigation.  In October, 1999,
     --------------------------------------------------
Kaiser's wholly owned subsidiary, Kaiser Eagle Mountain, Inc., completed a land exchange with the Bureau of Land Management, or BLM. The land exchange was a prerequisite to completion of the permitting of the landfill project. Following completion of the land exchange, two lawsuits were filed challenging it and requesting its reversal. The plaintiffs argue that the land exchange should be reversed because the BLM failed to comply with the National Environmental Policy Act and the Federal Land Management Policy Act. In November 2000, the Ninth Circuit Court of Appeals announced a decision that may have a material adverse impact on Kaiser's federal land exchange litigation and the pending sale to the District. In Desert Citizens Against Pollution v. Bisson, (Ninth Circuit Court of Appeals, Case No. 97-55429), the Court of Appeals concluded, among other things, that the BLM did not properly value the land being acquired by the competing Mesquite rail-haul landfill project and ordered a reversal of the land exchange. The court concluded that the appraisal should have considered the lands being acquired from the BLM as a landfill. The court did not, however, determine the proper valuation of the exchanged lands. The plaintiffs in Kaiser's federal land exchange litigation have amended their respective complaints to include allegations that the appraisal used in Kaiser's land exchange with the BLM is similarly defective. Although we originally anticipated that the federal court would hold a trial or rule on summary judgment motions in May 2001, we now expect that this original schedule will be substantially delayed in light of the Court of Appeals' ruling in Bisson. Kaiser, MRC and the BLM are evaluating their options with regard to the appraisal used in Kaiser's completed land exchange. see "-- Legal Proceedings -- Eagle Mountain Landfill Project Land Exchange Litigation."

Ongoing Considerations if the Sale is Not Completed

     Successful resolution of the federal land exchange litigation could take a number of years. If MRC does not complete the sale of the landfill project to the District, MRC will likely require a substantial further investment by Kaiser and other investors in MRC. We can make no assurance that sufficient and suitable financing will be available to MRC in order to allow it to continue to pursue the landfill project and to resolve the federal litigation. If MRC continues to pursue development of the landfill, it will face several financial and operational obstacles, including, among others, those described under "Conversion Proposal--Risk Factors." Additionally, MRC has the ability to decide not to pursue the continued development of the landfill project, which would likely materially hinder the ability of MRC to sell the landfill project on favorable terms, if at all.

     Governmental Regulation/Permitting. In the development and maintenance of
     ----------------------------------
our assets, we and other entities on which we rely are subject to extensive, expensive and increasingly stringent regulation by federal, state and local authorities. Entities operating in this arena must obtain and maintain numerous local, state and federal governmental permits and consents. Failure to comply with these regulations could result in the lose of a needed license, permit or consent or could result in significant monetary fines. Examples of the wide ranging regulations which apply to the development and maintenance of our assets include:

     . Waste collection - local agencies require licenses to collection vehicles and monitor truck safety, weight limitations and collection time and frequency.

     . Landfill activities (such as the Eagle Mountain landfill project) - local and state authorities require permits and consents.

     . Waste transfer, interim processing, resource recovery and disposal -we and the entities on which we rely must comply with zoning and land use restrictions.

     . General - Air, noise and water pollution regulations may also affect our business from time to time.

     Competition. The waste management industry is highly competitive, with a
     -----------
few large, integrated waste management firms and a significant number of smaller, independent operators. The number of competitors has decreased, but their size has greatly increased as a result of mergers and acquisitions of waste hauler and management companies. Due to this increasing competition and industry consolidation, there are fewer independent waste management operating companies than in the past and, as a result, fewer potential buyers of our remaining assets. If this reduction of industry operators negatively impacts our ability to operate or sell our assets on favorable terms, we may be unable to meet our stated goals and our operating results will likely be materially and adversely affected. Currently, the Mesquite Regional Landfill is the only other competing rail-haul project proposed in California. It is owned by Goldfields Mining Corporation and its subsidiary, Arid Operations, Inc. and is to be developed in Imperial County. The District has also entered into an agreement to purchase the Mesquite Regional Landfill at a price and on terms substantially similar to the sale of the landfill project by MRC to the District.

West Valley Materials Recovery Facility and Transfer Station

Background

     West Valley MRF, LLC, was formed in June, 1997 by Kaiser Recycling Corporation, a wholly-owned subsidiary of Kaiser, and West Valley Recycling & Transfer, Inc., a wholly owned subsidiary Burrtec Waste Industries, Inc. This entity was formed to construct and operate the materials recovery facility referred to as the West Valley MRF. Under the terms of the parties' business arrangements, Kaiser Recycling and Kaiser remain responsible for any pre-existing environmental conditions and West Valley MRF is responsible for environmental issues that may arise related to any future deposit or release of hazardous substances. Kaiser and Burrtec have each given separate performance guaranty agreements guarantying the prompt performance of their respective subsidiary's obligations.

     As part of our strategy, we intend to evaluate any potential offers to purchase our interest in the West Valley MRF in light of our primary objective of optimizing value for our stockholders. The West Valley MRF currently generates sufficient cash flow to fund its cost of operations and does not require additional investment by Kaiser to operate. Furthermore, the West Valley MRF should generate sufficient cash distribution to Kaiser to cover Kaiser LLC's foreseeable general and administrative costs. The balance of our cash after the $10 per share distributed in connection with the Conversion Proposal is reserved for various current and potential liabilities and anticipated cash needs, such as additional investments in MRC.

     The operating agreement for the West Valley MRF provides the opportunity for either party to buy the other party's interest in the West Valley MRF at fair market value in the event a party desires to accept an offer to buy its interest in the West Valley MRF, there is an event of default by a party under the agreement that is not cured within a specified time period, or, in some circumstances, there is a proposed transfer or deemed transfer. For example, a change in the control of Kaiser to a company that is in the waste management business could trigger the option to purchase the member's interest. Although we do not believe that this right was intended to be triggered by a transaction such as the Conversion Proposal, if the Conversion Proposal is determined to trigger this right, and Burrtec seeks to exercise this right, we may be forced to sell our interest in the West Valley MRF at the then current fair market value. See "THE CONVERSION PROPOSAL - Risk Factors - Certain Risk Factors Relating to the Conversion Proposal and the Class A Units-We May Be Forced to Sell Our Interest in the West Valley MRF" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION- West Valley Materials Recovery Facility."

Financing

     Most of the financing for the West Valley MRF was obtained through the issuance and sale of California Pollution Control Financing Authority tax exempt bonds. Approximately $9,500,000 in bonds were issued in June 1997 (Phase 1), and approximately $8,500,000 in bonds were issued in May 2000 (Phase 2), to finance the West Valley MRF's construction and development. The interest rate for the Bonds varies weekly. The rate for 2000 averages less than 4%. Bonds issued for Phase 1 have a stated maturity date of June 1, 2012, and bonds issued for Phase 2 have a stated maturity date of June 1, 2030, although West Valley MRF is required, pursuant to an agreement with Union Bank, to annually redeem a portion of the Bonds on a stated schedule.

     The bonds are secured by a pledge and lien on the loan payments made by West Valley MRF and funds that may be drawn on an irrevocable direct pay letter of credit issued by Union Bank of California, N.A. The bonds are backed by a letter of credit issued by Union Bank. Kaiser and Burrtec have each severally guaranteed fifty percent (50%) of the principal and interest on the bonds to Union Bank in the event of a default by West Valley MRF. Under the terms of Kaiser's guarantee for the West Valley MRF bonds, Union Bank's consent will be required to effect the Conversion Proposal.

     West Valley MRF and Union Bank have also executed a Reimbursement Agreement that, among other things, sets the terms and conditions whereby West Valley MRF:

     . is required to repay Union Bank in the event of a draw under the letter of credit;

     . grants Union Bank certain security interests in the income and property of West Valley MRF;

     .    agrees to a schedule for the redemption of the Bonds; and

     .    agrees to comply with certain financial and other covenants.

     Kaiser and Kaiser Recycling have also provided environmental guaranty agreements to Union Bank. Under these agreements, Kaiser and Kaiser Recycling are jointly and severally liable for any liability that may be imposed on Union Bank for pre-existing environmental conditions on the West Valley MRF's property acquired from Kaiser Recycling that the West Valley MRF fails to timely address.

Competition

     Burrtec owns and operates a materials recovery facility in Agua Mansa, California. This facility is located approximately 15 miles from West Valley and could compete, in very limited areas, for waste that might otherwise go to West Valley. To date, the materials recovery facility in Agua Mansa has had little impact on the West Valley's market for customers. In addition, other entities have from time to time proposed to develop materials recovery facilities that would serve the same broad geographic area as that served by West Valley. However, Kaiser believes that none of them has yet completed the permitting process.

Tar Pits Parcel

     Currently, the only remaining property we own at the Mill Site Property is an approximately 5 acre parcel known as the Tar Pits Parcel. Under our agreement with West Valley MRF, we are obligated to contribute the Tar Pits Parcel to West Valley MRF, at its option, upon the environmental remediation of the property. CCG is obligated to remediate this parcel's environmental contamination pursuant to the terms of CCG's purchase agreement for approximately 588 acres of the Mill Site Property from Kaiser in August 2000.

Eagle Mountain Townsite

     Kaiser owns and operates the Eagle Mountain Townsite through a wholly-owned subsidiary. The Eagle Mountain Townsite covers approximately 1,100 acres, consists of more than 300 houses (of which approximately 100 have been renovated for current occupancy), a water supply and sewage treatment system, an office building, machine shops, school facilities and other structures. As part of the District's purchase of the landfill project from MRC, the District will acquire or control a substantial portion of this infrastructure that serves the landfill property as well as the Eagle Mountain Townsite, such as utility and water distribution facilities. However, the District will not be acquiring any houses as a part of the landfill property. Kaiser currently leases a portion of the Eagle Mountain Townsite to a private company that operates a minimum security prison for the State of California. The lease for the private prison currently expires on June 30, 2002.

     When the Eagle Mountain iron ore mine was operational, the Eagle Mountain Townsite provided housing for mine employees and their families. Asbestos was and is contained in many of the buildings formerly used to house mine employees and related piping. Other than environmental remediation associated with this asbestos, Kaiser is not currently aware of any other environmental remediation required at the Eagle Mountain Townsite that could require Kaiser to expend substantial funds or that could lead to material liability.

Other Kaiser Assets

Land adjacent to the Eagle Mountain Site

     In and around the Eagle Mountain Townsite area, Kaiser has various possessory mining claims of approximately 1,472 acres and holds approximately 8,636 acres in fee simple, including, among other smaller properties, the Eagle Mountain Townsite. Approximately 4,654 acres of this property will be sold to the District as a part of its purchase of the landfill project.

     Kaiser owns six deep water wells, two of which are currently being used, and two booster pump stations that serve the Eagle Mountain site and the Eagle Mountain Townsite.

Lake Tamarisk, California

     Lake Tamarisk is an unincorporated community located two miles northwest of Desert Center, California and approximately 8 miles from the Eagle Mountain mine. This community has 150 improved lots situated around two recreational lakes and a nine-hole golf course. With 70 homes and a 150-space mobile home park, the community has an average year-round population in excess of 150. Lake Tamarisk Development Corporation, a wholly owned subsidiary of Kaiser, owns 77 improved lots, including, among other lots, one residential structure and a 240 acre parcel of unimproved land across the highway from the main entrance to Lake Tamarisk.

Completed Transactions

Sale of Mill Site Property

     In August, 2000 Kaiser sold approximately 588 acres at the Mill Site Property to CCG. The purchase price consisted of (i) $16 million in cash, (ii) CCG's assumption of all future investigation and remediation of the purchased property, and (iii) various other environmental obligations and risks relating to the Mill Site Property in general. CCG also provided environmental insurance coverage and other financial assurance mechanisms related to the known and unknown environmental obligations and risks associated with the purchased property and other assumed environmental obligations.

     Additionally, the terms of the sale require CCG to indemnify Kaiser for most losses it may incur in connection with various of its past environmental indemnification, operations and maintenance obligations with respect to the Mill Site Property. CCG's indemnification obligations to Kaiser are secured, in part, by:

     . a performance bond for certain services for the remediation of the Mill Site Property;

     . a real estate environmental liability insurance policy with a policy limit of $50 million;

     . a remediation stop loss policy covering $15 million in cost overruns for known remediation. The cost of this remediation was estimated to be approximately $15 million; and

     . a limited corporate guaranty of CCG's parent company, Catellus Development Corporation, a New York Stock Exchange company.

     However, despite these financial assurance mechanisms, Kaiser may remain responsible for various past environmental indemnification, operations and maintenance obligations with respect to the Mill Site Property. To the extent Kaiser suffers any losses as a result of any indemnification claims, and CCG fails to perform its obligations, or if Kaiser suffers losses as a result of litigation beyond what is covered by insurance, Kaiser's business could be materially and adversely affected. See "THE CONVERSION PROPOSAL -- Risk Factors."

Fontana Union Stock Sale
------------------------

     Kaiser previously owned 53.71% of the shares of Fontana Union, a mutual water company which had been a primary local source of water for Kaiser Steel's steel making operations. In March, 2001, Kaiser sold all of its shares in Fontana Union to the Cucamonga County Water District and, in connection with the sale, settled a dispute arising out of Kaiser's prior lease of certain of its shares in Fontana Union. The purchase price for the shares was $87.5 million in cash, plus $2.5 million in additional payments due under the lease, which was terminated.

Sale of Rancho Cucamonga Parcel

     In October 2000, Kaiser sold approximately 37 acres of the Mill Site Property known as the Rancho Cucamonga Parcel to The California Speedway Corporation. The gross cash sales price was approximately $3.8 million.

Other Sales

     Silver Lake Mine, California.  Kaiser sold the Silver Lake Mine, an active
     ----------------------------
iron ore mine, and other mining properties and approximately 190 acres near Afton, California in February, 2001, for approximately $0.7 million in cash and a buyer's promissory note for approximately $1.3 million. The note, which is secured by the mine, carries interest at 8% per annum and is payable over five years.

Employees

     As of September 30, 2001, Kaiser had 13 full-time and 7 part-time employees. In addition, as of August 31, 2001, MRC, of which Kaiser owns approximately 80%, had 1 full-time employee and 1 part-time employee.

Principal Executive Office And Office Facilities

     Kaiser maintains its principal offices at 3633 East Inland Empire Boulevard, Suite 850, Ontario, California 91764. Kaiser will be a party to the lease agreement for approximately 5,500 square feet in Ontario, California, expiring in August 2002, and an office lease with MRC for an office in Palm Desert, California, terminable on thirty days' notice.

Legal Proceedings

     Kaiser is involved in various claims and legal proceedings in the normal course of its business. Except for those matters described below, we believe these matters will not have a material adverse effect on Kaiser's business or financial condition. Significant legal proceedings, including those which may have a material adverse effect on Kaiser's business or financial condition, include:

Eagle Mountain Landfill Project Land Exchange Litigation

     In October 1999, Kaiser's wholly-owned subsidiary, Kaiser Eagle Mountain, Inc., completed a land exchange with the BLM. This completed land exchange has been challenged in two separate federal lawsuits.

     In December 1999, the first case was filed challenging the land exchange-- Donna Charpied; Laurence Charpied; et al. v. United States Department of the Interior; Bureau of Land Management; et al, (United States District Court for the Central District of California, Riverside Division, Case No. EDCV 99-0454 RT(MCx)). In January 2000, a second case was filed--National Parks and Conservation Association v. Bureau of Land Management, et al. (United States District Court for the Central District of California, Riverside Division, Case No. EDCV-00-0041 VAX (JWJx)). We expect that both cases will be consolidated into one hearing. The plaintiffs argue that the land exchange should be reversed because the BLM failed to comply with the National Environmental Policy Act and the Federal Land Management Policy Act. The plaintiffs have not sought damages other than the recovery of attorneys' fees. In November 2000, the Ninth Circuit Court of Appeals announced a decision that may have a material adverse impact on Kaiser's federal land exchange litigation and the pending sale to the District. In Desert Citizens Against Pollution v. Bisson, (Ninth Circuit Court of Appeals, Case No. 97-55429), the Court of Appeals concluded, among other things, that the BLM did not properly value the land being acquired by the competing Mesquite rail-haul landfill project and ordered a reversal of the land exchange. The court concluded that the appraisal should have considered the lands being acquired from the BLM as a landfill. The court did not, however, determine the proper valuation of the exchanged lands. The plaintiffs in Kaiser's federal land exchange litigation have amended their respective complaints to include allegations that the appraisal used in Kaiser's land exchange with the BLM is similarly defective. Although we originally anticipated that the federal court would hold a trial or rule on summary judgment motions in May 2001, we now expect that this original schedule will be substantially delayed in light of the Court of Appeals' ruling in Bisson. Kaiser, MRC, and the BLM are evaluating their options with regard to the appraisal used in Kaiser's completed land exchange.

Asbestos Suits

     Kaiser, along with KSC Recovery (the Kaiser Steel Corporation bankruptcy estate), are currently named in approximately fifty (50) active asbestos lawsuits. Kaiser and KSC Recovery have been previously named in other asbestos suits but for various reasons those suits are not currently being pursued. Most of the plaintiffs allege that they were aboard Kaiser ships or worked in shipyards in the Oakland/San Francisco, California area or Vancouver, Washington area in the 1940's and that Kaiser and/or KSC Recovery were in some manner associated with one or more shipyards or has successor liability.

     In addition, there are several claims involving other facilities such as the Mill Site Property. Most of these lawsuits are third party premises claims claiming injury resulting from exposure to asbestos or asbestos containing products and involve multiple defendants. Kaiser anticipates that it, often along with KSC Recovery, will be named as a defendant in additional asbestos lawsuits. A number of large manufacturers and/or installers of asbestos and asbestos containing products have filed for bankruptcy over the past couple of years, increasing the likelihood that additional suits will be filed against Kaiser. In addition, the trend has been toward increasing trial damages and settlement demands. Virtually all of the complaints against Kaiser and KSC Recovery are non-specific, but involve allegations relating to pre-bankruptcy activities; indeed, many of these cases do not include pleadings with specific damages. Instead these claims incorporate by reference a blanket pleading that asserts an amount of damages in excess of the court's jurisdictional requirement (usually $50,000). Additionally, those actions which assert a specific amount of damages do not specify the amount by defendant, and Kaiser is often one of many defendants in these cases, often more than 50 defendants. It is difficult to determine the amount of damages that Kaiser could be liable for in any particular case until near the time of trial. Many cases have been dismissed without Kaiser paying any amount in settlement, and most other cases have been settled for a payment of less than $10,000. Occasionally, Kaiser has entered into settlements in excess of $100,000. Since the bankruptcy proceedings, approximately 171 claims have been resolved, with only 12 of those claims being resolved for a payment in excess of $100,000. Kaiser has resolved approximately 70% of these claims for less than $10,000. Most claims settled for more than $100,000 were covered entirely or in part by insurance.

     To date, several, but not all, of the plaintiffs have agreed that they will not pursue Kaiser, but they have been granted the right to pursue Kaiser's insurance coverage to the extent there is coverage. Kaiser currently believes that it does have substantial insurance coverage for many of the claims and has tendered these suits to appropriate insurance carriers. Many, but not all, of the current asbestos claims are being accepted for defense and indemnity purposes by insurance carriers, subject to a reservation of rights. However, there currently is a dispute as to the amount of insurance coverage. This insurance coverage dispute primarily concerns, the extent of the participation in the defense costs and damages of Kaiser, an issuer of shipyard policies, issuers of primary policies and issuers of excess insurance policies. Kaiser and KSC Recovery are engaged in settlement negotiations with insurance carriers with regard to the coverage dispute and Kaiser has reserved for asbestos claims and related matters as a part of its environmental reserves. Depending upon the nature of the claims and the year of claimed exposure, Kaiser's percentage of exposure in these cases may range from 0 percent to 100 percent. However, as discussed in the section entitled " --New Insurance Policy", any currently uninsured risks are now covered by a newly purchased insurance policy up to a maximum of $50 million.

     Kaiser also currently believes that it has various defenses to these claims, including, among other defenses, the discharge granted to it in connection with Kaiser Steel's bankruptcy reorganization. However, this is an evolving area of the law and it is possible that the bankruptcy discharge will not be recognized in many of the asbestos claims. Because the claims involve pre-bankruptcy activities, the Kaiser Steel bankruptcy estate, through KSC Recovery, has been incurring defense and settlement costs, which we expect will be reimbursed in large part by insurance. If KSC Recovery is unable to fund these expenses, whether from cash reserves or from insurance proceeds, we may be obligated to fund these costs, which was part of the motivation for purchasing the new insurance policy described below. See "-- New Insurance Policy."

Bankruptcy Claims

     KSC Recovery was formed for the primary purpose of pursuing certain legal actions on behalf of the former creditors of Kaiser Steel and handling the remaining administrative duties of the Kaiser Steel bankruptcy estate, including claims resolution. All litigation and bankruptcy administration costs are borne by KSC Recovery, which maintains a cash reserve from previous litigation and other recoveries to fund anticipated ongoing litigation and administration costs. Because of the minimum activities of the Kaiser Steel bankruptcy estate at this time, the Bankruptcy Court terminated its supervision over the estate in October 1996. However, the bankruptcy estate is reopened from time to time to address certain litigation matters as they arise.

     From time to time, various environmental and similar types of claims, such as the environmental and asbestos litigation mentioned above that relate to Kaiser Steel pre-bankruptcy activities, are asserted against KSC Recovery and Kaiser. Excluding the asbestos claims, there were approximately four environmental claims made in 2000, all of which were resolved through KSC Recovery. Settlements ranged from zero to about $150,000 (in settlement of a $1 million late general unsecured creditor claim in the bankruptcy estate). In connection with the Kaiser Steel plan of reorganization, Kaiser, as the reorganized successor to Kaiser Steel, was discharged from all liabilities that may have arisen prior to confirmation of the plan, except as otherwise provided by the plan and by law. Although Kaiser believes that in general all pre-petition claims were discharged under the Kaiser Steel bankruptcy plan, if any of these claims or other similar claims are ultimately determined to survive the Kaiser Steel bankruptcy, it could have a material adverse effect on Kaiser. In particular, there is some question as to the validity of the discharge with regard to particular claims, such as asbestos claims.

California Regional Water Quality Control Board

     The RWQCB has recently communicated with Kaiser that the City of Ontario is asserting that Kaiser is Kaiser is responsible for the damage caused by a plume of high total dissolved solids (such as salt) to one of its wells, which plume allegedly emanated from the Mill Site Property. By way of background, in the Fall of 1993, RWQCB approved a settlement agreement resolving Kaiser's groundwater remediation obligation. The settlement agreement provided that Kaiser would: (i) pay $1,500,000 upon approval of the settlement agreement; and
(ii) contribute 1,000 acre feet of water in storage per year for 25 years for the benefit of a regional groundwater de-salter program either by direct transfer to the de-salter project or abandonment to the basin with a Watermaster waiver of the de-salter replenishment obligation. Kaiser has satisfied all of its obligations under the settlement agreement. However, the settlement agreement left open the possibility of certain third party claims. Kaiser has the right to commence its own investigation and to present its findings to the RWQCB before the RWQCB makes a decision on the matter. Kaiser believes this matter is covered under its new insurance policy that addresses, among other items, environmental matters. See " - New Insurance Policy" and "THE CONVERSION PROPOSAL - Risk Factors - California Regional Water Quality Control Board."

New Insurance Policy

     Kaiser has purchased an insurance policy that is designed to provide broad commercial general liability, pollution legal liability, and contractual indemnity coverage for Kaiser's ongoing and historical operations. The policy has a twelve (12) year term and limits of $50,000,000 in the aggregate for defense and indemnity, with no deductible or self-insured retention. The policy is designed to provide coverage in excess of Kaiser's existing and historic insurance policies; however, to the extent that these other insurance policies are not responsive to a loss, the newly-purchased policy will provide first dollar coverage for a loss resulting from property damage, personal injury, bodily injury, cleanup costs or violations of environmental laws. The policy also provides for a broad defense of claims that are brought against Kaiser.

     This policy will supplement existing insurance through additional policy limits and provide coverage for uninsured aspects of Kaiser's current insurance program, including, among others, uninsured gaps arising from insurance company insolvencies, deductibles, or self-insured retentions. The policy is specifically intended to provide additional coverage for Kaiser's known and/or potential liabilities arising from pollution conditions or asbestos-related claims. The policy also provides contractual indemnity coverage for scheduled indemnity obligations of Kaiser arising from, e.g., prior corporate transactions and real estate sales. The aggregate cost for this policy was approximately $5.8 million, of which KSC Recovery paid $2 million and we paid the balance of approximately $3.8 million.

                                   MANAGEMENT

Director

     For information regarding Kaiser's directors and Kaiser's director nominees, please refer to "ELECTION OF DIRECTORS."

Executive Officers

      Kaiser's current executive officers are:

       Name             Age                  Position with Kaiser
       ----            ----                  --------------------
Richard E. Stoddard      50      President, Chairman of the Board and Chief Executive Officer
James F. Verhey          54      Executive Vice President - Finance and Chief Financial Officer
Terry L. Cook            46      Executive Vice President - Administration, General Counsel and Corporate Secretary
Anthony Silva            39      Vice President Resource Development and Environmental Services
Paul E. Shampay          39      Vice President - Finance

     Richard E. Stoddard's biographical information is set forth above under "Election of Directors."

     James F. Verhey joined Kaiser and was appointed Vice President - Finance and Chief Financial Officer in August 1993, appointed Senior Vice President-Finance in January 1996, and appointed Executive Vice President of Kaiser in January 1998. In addition to his duties with Kaiser, Mr. Verhey has served as Vice President of Finance and Chief Financial Officer of Mine Reclamation Corporation since February 1995. Mr. Verhey currently spends approximately 50% of his time working on matters related to Kaiser (including his work on behalf of MRC). It is currently anticipated that if the Conversion Proposal is approved, Mr. Verhey will spend approximately 40% of his time on matters related to Kaiser (including his work on behalf of MRC) in 2002. From July 1992 to joining Kaiser, Mr. Verhey was the Chief Financial Officer of OESI Power Corp., a Portland, Oregon based geothermal company. From June 1991 to July 1992, Mr. Verhey served as President of Mithryn Energy, Inc. Mr. Verhey is a certified public accountant and spent several years with Price Waterhouse in Los Angeles, California. As of October 1, 1999, Mr. Verhey began working less than full time for Kaiser.

     Terry L. Cook joined Kaiser and was appointed General Counsel and Corporate Secretary in August 1993, became a Senior Vice President in January 1996, and was appointed Executive Vice President - Administration in January 2000. In addition to his duties with Kaiser, Mr. Cook has served as General Counsel and Corporation Secretary of Mine Reclamation Corporation since February 1995. Mr. Cook devotes 100% of his time to matters within the scope of his employment by Kaiser. The time Mr. Cook devotes to MRC is in his capacity as an officer of Kaiser. Prior to joining Kaiser, Mr. Cook was a partner in the Denver office of the national law firm McKenna & Cuneo specializing in business, corporate, and securities matters. Prior to his joining McKenna & Cuneo in July 1988, Mr. Cook was an attorney in private practice as a partner in a Denver, Colorado law firm.

     Anthony Silva was appointed Vice President Resource Development and Environmental Services in January 1998. Prior to this position, from December 1993 to October 1996, Mr. Silva was Vice President and Managing Principal with the Park Corporation, an environmental consulting and water resources firm providing technical expertise and long-term strategic environmental planning to industrial and oil and gas companies. Prior to 1993, he was also the National Oil & Gas Exploration & Production Business Development Director for Delta Environmental Consultants and the Exploration & Production Manager for an independent oil and gas company. Mr. Silva serves on the Board of Directors for the non-profit Environmental Professionals Organization, or EPO. Mr. Silva recently served as a chairperson of the California Department of Toxic Substances Control's Site Mitigation Update Advisory Group (Remedy

Selection/Standards Planning Subgroup), which was updating and improving the California Health and Safety Code.

     Paul E. Shampay was appointed Vice President, Finance in January 2000. Mr. Shampay joined Kaiser in 1995, as Corporate Controller. Prior to joining Kaiser, Mr. Shampay spent 11 years in various senior financial positions at Rancon Financial Corporation, a syndicator of SEC registered limited partnerships and regional commercial and residential real estate developer. Mr. Shampay is a certified public accountant, certified management accountant, and is certified in financial management.

Board Matters

Board and Committee Meetings

     Kaiser's Board has an Audit Committee, a Human Relations Committee, and a Finance Committee. Ad hoc committees are established from time-to-time by Kaiser's Board. The Chief Executive Officer serves as an ex-officio member of all committees.

     The Audit Committee, currently composed of Messrs. Packard (Chairman), MacDonald, and Bitonti, generally reviews the activities of Kaiser's independent accountants and the results of the examination made by these professionals in connection with Kaiser's financial statements and a review of internal accounting controls. The Audit Committee held one meeting in 2000. A copy of the Audit Committee Charter is attached as Annex E to this Proxy Statement/Prospectus. In addition, our Board of Directors has determined that all of the members of the Audit Committee are "independent," as defined by the rules of the Nasdaq Stock Market.

     The Human Relations Committee, which currently is composed of Messrs. Cole (Chairman), Bitonti, Fawcett, and Packard, has general responsibility for all employee compensation and benefit matters, including, among things, recommendations to the full Board on compensation arrangements of officers and directors, benefit plans, stock options and other stock related grants. The Human Relations Committee held three meetings in 2000.

     The Finance Committee, which is currently composed of Messrs. Wallach (Chairman), Cole and MacDonald, has general responsibility for Kaiser's annual operating budget and capital plan, changes in Kaiser's capital structure, and Kaiser's credit facilities such as lines of credit, loans, and other forms of indebtedness. The Finance Committee held four meetings in 2000.

     Our Board of Directors does not have a standing committee to nominate candidates to the Board. For purposes of establishing a slate of nominees for the Annual Meeting, our Board of Directors established an ad hoc nominating committee composed of Messrs. Cole (Chairman), MacDonald and Wallach. The ad hoc nominating committee met once in 2000 in preparation for our 2000 annual meeting.

     Our Board of Directors held eleven meetings in 2000. All directors of Kaiser attended at least 75% of the meetings of the Board and 75% of the meetings of the committees on which they served during 2000.

Audit Committee Report

          The Audit Committee reviews Kaiser's financial reporting process on behalf of the Board of Directors. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of Kaiser's internal controls, and the overall quality of Kaiser's financial reporting. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. During the year ending December 31, 2000, the Audit Committee consisted of Messrs. Packard (Chairman), MacDonald and Bitonti.

         In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that Kaiser's financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed under Statement on Auditing Standards No. 61 (Communication With Audit Committees).

         In addition, the Committee has discussed with the independent auditors the auditors' independence from Kaiser and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees). The Committee discussed with Kaiser's independent auditors the overall scope and plans for their audit. The Committee reviewed the audit fees for the annual audit and the fees charged for services rendered to Kaiser by Ernst & Young LLP not included in the audit.

         In reliance on the reviews and discussions to which reference is made above, the Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in Kaiser's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the SEC. The Committee and the Board of Directors also have selected Kaiser's independent auditors.

     February 1, 2001                   AUDIT COMMITTEE

                                        Mr. Charles E. Packard (Chairman)
                                        Mr. Reynold C. MacDonald
                                        Mr. Ronald E. Bitonti

Independent Auditors

     Audit Fees.  The aggregate fees billed through March 15, 2001 for
     ----------
professional services rendered for the audit of Kaiser's annual financial statements for the fiscal year ended December 31, 2000, and for the reviews of the financial statements included in Kaiser's Quarterly Reports on Form 10-Q for that fiscal year, were approximately $120,000 all of which was attributable to Ernst & Young LLP.

     All Other Fees.  The aggregate fees billed through December 31, 2000  by
     --------------
Ernst & Young LLP for services rendered to Kaiser, other than the services described above under "Audit Fees" for the fiscal year ended December 31, 2000, were approximately $383,000. These fees relate to tax and other activities in support of Kaiser and include fees for audit related services of approximately $21,000. No fees were paid to Ernst & Young LLP (or any other entity) in connection with Systems Implementation and Design Services.

     Attendance of Annual Meeting.  A representative of Ernst & Young LLP is
     ----------------------------
expected to attend the annual meeting, will be afforded an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions by stockholders.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Act of 1934, as amended, requires Kaiser's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Kaiser.

    To Kaiser's knowledge, based solely on a review of copies of reports provided by such individuals to Kaiser and written representations of certain individuals that no other reports were required, during the fiscal year ended December 31, 2000, all Section 16(a) filing requirements applicable to its directors, officers, and greater than 10% beneficial owners were complied with except as follows: (i) an amendment to Form 4 Report was filed to James F. Verhey's Form 4 Report dated April 7, 2000, to reflect the sale of 2,000 shares not reflected in his original Form 4 filing; and (ii) an amendment to Form 4 Report was filed to Todd Cole's Form 4 Report dated June 3, 2000, to reflect the exercise of options for 1,688 shares in May 2000 that were not reflected in his original Form 4 filing.

Director Compensation

     Kaiser establishes director compensation periodically by resolution of its Board of Directors. Directors who are also employees of Kaiser receive no fees for serving as directors. Effective at the Board's May 10, 2000 meeting, our Board of Directors adopted a new compensation program for Board members that was developed with assistance of a third party consultant. Currently, all non-employee directors receive a fee of $1,000 (previously $750) for each board or committee meeting attended in person and a $750 fee for telephonic meetings. A $15,000 (previously $10,000) per year retainer is also paid to each non-employee director. A non-employee director serving as a committee chairman receives an additional $2,000 per year retainer (previously $1,000) plus a fee of $1,000 per committee meeting. Attendance fees and chairman fees are also paid for all temporary committees.

     In addition, our Board of Directors has approved a stock incentive compensation program for non-management members of the Board. The Board Stock Plan is for no more than a total of 25,000 shares of Kaiser's Common Stock, with no one member of the Board entitled to be issued more than 7,500 shares.

     Pursuant to the Board Stock Plan, non-management members of the Board were each issued 1,500 shares of restricted Common Stock, subject to vesting, which vesting may be subject to acceleration. Out of the original 1,500 shares granted to each non-management member of the Board, 750 shares vest on May 10, 2001, and 750 shares vest on May 10, 2002. Vesting may be accelerated under certain circumstances, and, in the Conversion Proposal all in-the-money options will be exchanged for cash and one Class A Unit on the same terms as all other outstanding in-the-money options. In addition, Kaiser may grant an additional 750 shares of restricted Common Stock or Class A Units annually to each non-employee member of the Board.

     Prior to the adoption of the Board Stock Plan, under the terms of the Kaiser Ventures Inc. 1995 Stock Plan, as amended, ("1995 Plan"), each non-employee director received a grant of non-qualified stock options for 1,500 shares upon initially becoming a member of the Board. In addition, each non-employee director was granted stock options for 750 shares at fair market value as of each annual stockholders' meeting. The last grant of stock options to non-management members of the Board was in June 1998, at an exercise price of $11.80 per share.

     All outstanding and unexercised options granted under the Board Stock Plan (vested or unvested) will be exchanged in the merger on terms identical to the terms of exchange for all other outstanding options. See "THE CONVERSION PROPOSAL -- Treatment of Options and Warrants."

Executive Compensation

Total Cumulative Five-Year Return On Common Stock Compared To Peer Group And To Broad Market Index

     The following graph and table compare the cumulative total return on the Common Stock with the cumulative total return (including 100% reinvestment of dividends, if any) for: (i) Kaiser, (ii) a peer group, and (iii) the Nasdaq Market Index (U.S.). The chart covers the period from December 31, 1995 through December 31, 2000.

               Comparison of Five--Year Cumulative Total Returns
                             Performance Graph for
                             KAISER VENTURES INC.

                             [GRAPH APPEARS HERE]

                                    Legend

CRSP Total Returns Index for:        12/1995    12/1996    12/1997    12/1998    12/1999    12/2000
----------------------------         -------    -------    -------    -------    -------    -------
KAISER VENTURES INC.                 100.0        69.2       92.3       65.9      123.0        90.7
Nasdaq Stock Market (US Companies)   100.0       123.0      150.7      212.5      394.8       237.4
Self--Determined Peer Group          100.0       106.7      112.9      117.7      118.6        25.4

                    Comparison of Cumulative Total Returns
                          Since Inception of Trading
                Among KAISER VENTURES INC., NASDAQ Stock Market
                        (U.S. Companies) and Peer Group

                             [GRAPH APPEARS HERE]

                                    Legend

CRSP Total Returns Index for:         10/1990    12/1992    12/1994    12/1996    12/1998    12/2000
----------------------------          -------    -------    -------    -------    -------    -------
KAISER VENTURES INC.                  100.0       400.0      178.6      257.1      244.6       336.8
Nasdaq Stock Market (US Companies)    100.0       216.6      243.2      422.7      730.0       815.8
Self--Determined Peer Group           100.0       113.3       82.3      100.1      110.4        23.8

____________________

/(1)/ The peer group comprises the same companies which were included in the "Pollution Control" Industry Index in 1992, which index is no longer being published. The returns of each company have been weighted according to their respective stock market capitalization for purposes of arriving at a peer group average. Due to, among other things, the substantial consolidation in the waste industry a number of companies, included in the original "Pollution Control" Industry Index, are no longer in business and were excluded from the index. The active members of the peer group in 2000 were: Laidlaw, Inc., TRC Companies Inc., Thermo Terratech Inc., Versar Inc. and The IT Group, Inc. The original peer group and the date ranges in the index were as follows:

              Company Name                          Date Range in Index
3 C I Complete Compliance Corp.                     04/14/92 - 09/14/99
Allwaste Inc.                                       12/29/89 - 07/30/97
American Waste Services Inc.                        10/04/90 - 06/17/98
Aqua Alliance Inc.                                  12/29/89 - 08/20/99
Attwoods Plc                                        12/29/89 - 03/09/95
Browning Ferris Industries Inc.                     12/29/89 - 07/30/99
Chambers Development Inc.                           12/29/89 - 06/30/95
Chemical Waste Mgmt Inc.                            12/29/89 - 01/24/95
ECI Environmental Inc.                              12/29/89 - 12/13/94
IT Group, Inc.                                      12/29/89 - 12/29/00
Kimmins Environmental Services Corp.                12/29/89 - 03/01/99
Laidlaw, Inc.                                       12/29/89 - 02/21/00
Lehigh Group Inc.                                   12/29/89 - 11/12/97
Mid-American Waste Systems Inc.                     05/18/90 - 01/21/97
North American Recycling Systems Inc.               02/24/92 - 10/13/94
O H M Corp.                                         12/29/89 - 06/11/98
Riedel Environmental Techs Inc.                     12/29/89 - 06/13/94
Safety Kleen Corp.                                  12/29/89 - 05/20/98
Sanifill Inc.                                       04/12/90 - 08/30/96
TRC Companies Inc.                                  12/29/89 - 12/29/00
Thermo Terratech Inc.                               12/23/89 - 09/22/00
Versar Inc.                                         12/29/89 - 12/29/00
Waste Management Inc.                               12/29/89 - 07/16/98
Waste Management Intl Plc                           04/07/92 - 11/03/98
Western Waste Industries                            12/29/89 - 05/07/96

Summary Compensation Table

     The following table sets for the annual and long-term compensation for Kaiser's executive officers in the fiscal years of 1998, 1999 and 2000. After the conversion, Kaiser expects to continue to compensate its executive officers at a level and in a manner consistent with past practices. See " --Employment Contracts and Termination of Employment and Change-in-Control
Arrangements."

                                                                           Long Term Compensation
                                                                  ------------------------------------
                                      Annual Compensation                    Awards           Payouts
                           ----------------------------------------------------------------------------------------------------
                                                            Other
                                                                Annual      Restricted    Securities                   All Other
         Name and                                               Compen-       Stock       Underlying       TIP          Compen-
    Principal Position       Year    Salary       Bonus/(1)/   sation/(2)/    Awards       Options      Payouts/(3)/   sation/(4)/
---------------------------  ----   ---------    -----------  ------------  ----------   -----------   -------------  ------------
Richard E. Stoddard          2000    $348,446     $315,000           $0             $0       $     0      $21,569      $ 72,050
Chairman of the Board,       1999    $312,694     $312,694           $0             $0             0      $     0      $ 38,657
President and CEO            1998    $302,120     $ 45,318           $0             $0             0      $     0      $ 49,314

James F. Verhey              2000    $105,000     $ 68,250           $0             $0       $     0      $ 8,628      $ 29,008
Exec. Vice President -       1999    $177,620     $177,620           $0             $0             0      $     0      $ 21,058
Finance & CFO                1998    $193,592     $ 29,250           $0             $0             0      $     0      $ 29,664

Lee R. Redmond, III/(5)/     2000    $ 85,078     $      0           $0             $0       $     0      $     0      $289,682/(6)/
(Former) Sr. Vice            1999    $173,099     $ 86,550           $0             $0             0      $     0      $ 19,975
President -
Real Estate                  1998    $167,245     $ 16,725           $0             $0             0      $     0      $ 26,765

Terry L. Cook                2000    $194,087     $173,250           $0             $0       $     0      $12,941      $ 39,558
Executive Vice President,    1999    $173,099     $173,099           $0             $0             0      $     0      $ 20,895
General Counsel and          1998    $167,245     $ 25,087           $0             $0             0      $     0      $ 26,765
Secretary

Anthony Silva/(7)/           2000    $117,669     $ 64,809           $0             $0       $     0      $ 6,471      $ 19,540
Vice President Resource      1999    $113,850     $ 74,003           $0             $0        25,000      $     0      $ 12,831
Development & Envir. Svcs.   1998    $110,000     $ 22,000           $0             $0        25,000      $     0      $ 11,470

Paul E. Shampay/(8)/         2000    $ 91,221     $ 45,500           $0             $0       $     0      $ 4,131      $  9,997
Vice President - Finance

(1) Bonuses are paid in January for the preceding calendar year.
(2) Does not include the dollar value of perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each executive officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for such executive officer.
(3) In September 2000, Kaiser adopted a long term transaction incentive plan which is discussed in more detail under "--Incentive Compensation Plans."
(4) Officers of Kaiser are eligible to participate in Kaiser's 401(k) Savings Plan, Money Purchase Plan and Supplemental Executive Retirement Plan (collectively "Plans"). During 2000, Kaiser made contributions of $72,050 to the Plans for the account of Mr. Stoddard, $29,008 for the account of Mr. Verhey, $39,558 for the account of Mr. Cook, $11,695 for the account of Mr. Redmond, $19,540 for the account of Mr. Silva and $9,997 for the account of Mr. Shampay. During 1999, Kaiser made contributions of $38,657 to the plans for the account of Mr. Stoddard, $21,058 for the account of Mr. Verhey, $20,895 for the account of Mr. Cook, $19,975 for the account of Mr. Redmond, and $12,831 for the account of Mr. Silva. During 1998, Kaiser made contributions of $49,314 to the Plans for the account of Mr. Stoddard, $29,664 for the account of Mr. Verhey, $26,765 for the account of Messrs. Cook and Redmond, and $11,470 for the account of Mr. Silva.
(5) In August 2000, subsequent to the sale of the bulk of Kaiser's remaining Mill Site Property, Mr. Redmond's employment with Kaiser was terminated.
(6) Includes severance of $277,987 paid to Mr. Redmond in 2000.
(7) Mr. Silva became an executive officer of Kaiser in January 1998.
(8) Mr. Shampay became an executive officer of Kaiser in January 2000.

Options

     Kaiser made option grants to the Named Executive Officers in 2000, subject to stockholder approval of the 2000 Stock Plan. The 2000 Stock Plan failed to receive the requisite stockholder vote and thus, the conditional stock options granted to the Named Executive Officers in 2000 were terminated.

     The following table summarizes (1) options exercised during the fiscal year ended December 31, 2000, by the executive officers named in the Summary Compensation Table, (2) the value of their unexercised options (all of which were and are exercisable) as of December 31, 2000, (3) the value of their unexercised options, on a pro forma basis, as if the merger was consummated on December 31, 2000, and (4) the merger consideration received in exchange for unexercised in-the-money options, on a pro forma basis, as if the merger was consummated on December 31, 2000:

                                                                                                                Pro Forma
                                                                                                                  Merger
                                                                                                                Consideration
                                                                                           Pro Forma          Received Upon
                                                       Number of         Value of          Number of           Conversion of
                      Shares Acquired                Unexercised        Unexercised       Out-of-the-Money     In-the-Money
                           on            Value        Options at   In-the-Money Options     Options              Options
      Name             Exercise/(1)/    Realized      12/31/00         12/31/00/(2)/      12/31/00/(3)/   12/31/00 Cash/Units/(4)/
      ----            ---------------   --------     ------------  --------------------   -------------   ------------------------
Richard E. Stoddard        209,500       $1,096,000        86,100          $ 1,000            62,350           $     0/23,750

James F. Verhey             93,800       $  328,000        70,000          $ 1,000            45,000           $     0/25,000

Lee R. Redmond/(5)/        126,000       $  241,000             0          $     0                 0           $          0/0

Terry L. Cook               75,000       $  304,000        95,000          $39,000            45,000           $37,500/50,000

Anthony Silva               25,000       $  104,000        37,000          $79,000                 0           $78,100/37,000

Paul E. Shampay                  0       $        0        22,500          $53,000                 0           $52,100/22,500

 (1) In 2000, each officer surrendered shares for the payment of the applicable stock option exercise price and related tax withholding obligations. Thus, on a net basis the actual number of shares issued to an officer was substantially less than the number reflected in this column.
 (2) Stock price as of December 31, 2000 was $10.03 per share (average of bid and ask prices).
 (3) Reflects the number of options to purchase Class A Units issued to each officer in exchange for his options to purchase Common Stock having an exercise price greater than $10 on a pro forma basis as if the Conversion Proposal was consummated on December 31, 2000, . Each new option to purchase Class A Units would have a strike price equal to the difference between the strike price of the option to purchase Common Stock and $10.
 (4) Reflects the cash distributed and the Class A Units issued to each officer in exchange for such officer's options to purchase Common Stock having an exercise price equal to or less than $10 on a pro forma basis as if the Conversion Proposal was effected on December 31, 2000, without taking into account any tax withholdings. In the Conversion Proposal, each "in-the-money option" would be exchanged for cash equal to the amount by which $10 exceeds the strike price of the option and a Class A Unit.
 (5) Mr. Redmond was separated from his employment with Kaiser in August 2000.

Incentive Compensation Plans

     In September, 2000, Kaiser's Board approved a long-term transaction incentive plan, referred to as the TIP, for executive officers of Kaiser to provide an incentive to maximize proceeds from asset sales and stockholder values. After the conversion, Kaiser expects to maintain the TIP without change as an incentive to its executive officers. The TIP is a cash bonus pool whose value generally depends upon the amount of cash ultimately available for distribution to stockholders based on the price (net of expenses and taxes) achieved in selling major assets of Kaiser and its operating expenses. The total incentive pool will be equal to 5% of the cash or other amount received in excess of approximately $92.3 million, or the threshold, which will be increased to 10% of any amounts in excess of approximately $114.4 million, or the target. Reaching the target would result in a TIP bonus pool of approximately 1% of the realized values.

     Based on predetermined individual thresholds and targets, Kaiser has and will make interim payments of fifty percent of the incentive earned from the sale of various assets or groups of assets and the interim payments will be paid as each such asset is monetized. The final payment (after deducting all interim payments) will be made upon the completion of the sale of Kaiser's principal assets, or placement of assets into a liquidating trust or other similar structure or arrangement. Any payment under the TIP is divided among the participating executives based on individual participation percentages and the executive's length of service after the adoption of the TIP Program. An executive who voluntarily resigns will not receive any portion of the TIP Program after his or her departure, and his or her percentage of the pool will be divided among the other participating executives.

     The amount payable under the TIP cannot be determined until the general obligations and liabilities of Kaiser are satisfied or an adequate provision is made therefor. The amount of actual interim TIP payments cannot be accurately determined until the sales price (less related expenses and taxes) of any particular asset or group of assets is determined.

     The following table sets forth the total amount that would be earned by various officers, including interim payments made (as of June 30, 2001) assuming that (i) each officer remains with Kaiser throughout the period of the TIP; and
(ii) the cash available for distribution to the stockholders at then termination of the TIP is equal to the target:

                                                                             Estimated Aggregate Payouts
                                                                          Under Non-Stock Price-Based Plans
                                                                          ---------------------------------
                         Percentage     Period        Interim Payments    Threshold   Target     Maximum
                          Interest       Until         (as of June 30,       ($)        ($)        ($)
          Name            in Pool       Payout             2001)
-----------------------------------------------------------------------------------------------------------
Richard E. Stoddard       40%/(1)/      2003/(2)/       386,648/(3)/        0/(4)/    $442,000   N/A/(5)/
James F. Verhey           16%/(1)/      2003/(2)/       154,660/(3)/        0/(4)/    $176,800   N/A/(5)/
Terry L. Cook             24%/(1)/      2003/(2)/       231,989/(3)/        0/(4)/    $265,200   N/A/(5)/
Anthony Silva             12%/(1)/      2003/(2)/       116,265/(3)/        0/(4)/    $132,600   N/A/(5)/
Paul E. Shampay            8%/(1)/      2003/(2)/        77,330/(3)/        0/(4)/    $ 88,400   N/A/(5)/
                         ====
                         100%

/(1)/ The actual participation percentage of each executive in the TIP will be adjusted up or down according to the number of months the executive is employed or under contract with Kaiser during the term of the TIP. Adjustment of the individual percentages will not change the size of the total incentive pool.
/(2)/ The right to earn the final payment under the TIP expires on the earliest of: (i) the date of the sale of the last major asset; (ii) the placement of assets in a liquidation trust or other similar arrangement; or (iii) December 31, 2003. The right to earn interim payments under the TIP primarily depends upon the sale of an asset or group of assets in an amount that exceeds the threshold levels established for such item.
/(3)/ Interim payments arising from sale of the balance of the Mill Site Property and from the sale of Kaiser's Fontana Union stock to Cucamonga.
/(4)/ If the amount realized is less than or equal to the applicable threshold for each asset or the overall Company, no payment is due. The payment would equal 5% of any amount over the applicable threshold until the applicable target is reached.
/(5)/ There is no maximum payable under the TIP program. The pool earned as a result of achieving the applicable target would be increased by 10% of the amount realized in excess of the applicable target.

Employment Contracts and Termination of Employment And Change-In-Control Arrangements

     As discussed below, Kaiser entered into employment agreements with its executive officers to insure the availability of their services during the critical period of asset sales and in connection with Kaiser's evaluation of various alternatives and the implementation of any alternative Kaiser determines to pursue. After the conversion, Kaiser will continue to be obligated to each individual listed below and expects to maintain the current levels of compensation and option grants and to continue the obligation to pay severance and benefits as set forth in the various employment agreements of Kaiser's executive officers.

     Mr. Stoddard is employed pursuant to a seconded amended and restated employment agreement dated as of September 19, 2000, which was subsequently amended as of April 14, 2001. Mr. Stoddard has agreed to accept up to $40,000 of his annual base salary in restricted Common Stock vesting over the period of time established by the Board of Directors. Subject to the payment of severance compensation, the agreement provides that Mr. Stoddard's employment may be terminated at any time. In accordance with his past employment agreements, and based upon the attainment of certain criteria as established by the Board's Human Relations Committee, under his current employment agreement, Mr. Stoddard may be awarded annual bonuses based upon his then-existing salary. Such annual bonuses are in addition to any bonuses granted under Kaiser's long-term transaction incentive plan. See "-- Incentive Compensation Plans." His base salary and bonuses may be a combination of cash and restricted stock shares. In addition, under Mr. Stoddard's employment agreement, he is to be paid a retention bonus in June 2003, equal to approximately 159% of the greater of his annual base salary in June 2003, or his base annual salary in effect as of September 19, 2000. While Mr. Stoddard's annual base salary in 2003 cannot be determined, based on his annual base salary as of September 19, 2000, Mr. Stoddard would receive a retention bonus equal to approximately $554,030.

     Messrs. Cook, Silva and Shampay also each entered into an amended and restated employment agreement with Kaiser effective September 19, 2000, which was subsequently amended as of April 14, 2001. Subject to the payment of severance compensation, Kaiser may terminate any executive officer at anytime. The Board has formally terminated Kaiser's historical annual bonus program, although it reserves the right to grant bonuses in its sole discretion that are in addition to bonuses granted under Kaiser's long term transaction incentive plan. See "--Incentive Compensation Plans." Like Mr. Stoddard, Mr. Cook is entitled to be paid a retention bonus in June 2003, and Mr. Verhey is entitled to be paid a retention bonus in January 2002. Mr. Cook's retention bonus is equal to approximately 76% of the greater of his annual base salary in June 2003, or his annual base salary in effect as of September 19, 2000. While Mr. Cook's annual base salary in 2003 cannot be determined, based on his annual base salary as of September 19, 2000, Mr. Cook would receive a retention bonus equal to approximately $147,500.

     Mr. Verhey entered into an amended and restated employment agreement with Kaiser effective September 19, 2000, which was subsequently amended and restated as of April 11, 2001. Among other things, the amendment provides for a reduced time commitment to Kaiser if the Conversion Proposal is approved to approximately six (6) days a month. The Board reserves the right to grant Mr. Verhey bonuses in its sole discretion. Additionally, Mr. Verhey is entitled to be paid a transition payment at the earlier of January 2, 2002 or upon his voluntary termination, if such termination occurs after the approval of the Conversion Proposal, in an amount equal to approximately $155,000. If Mr. Verhey voluntarily terminates his employment after the approval of the Conversion Proposal by the stockholders, if it is approved, then Mr. Verhey will be entitled to continue to receive employee benefits at levels and amounts consistent with the benefits offered at the time of his termination for six months after the effective date of his termination. Both Mr. Verhey and Kaiser are required to give the other party 90 days' advance notice of any employment termination.

     The September 19, 2000, amended and restated employment agreement of each executive officer eliminated any "change or control" provisions contained in the previous employment agreements. The current employment agreements of the executive officers provide that upon an officer's termination of employment by Kaiser for any reason other than for cause, including, among other reasons, constructive termination, Kaiser is to pay such officer severance. Except as noted below, an executive officer's severance is an amount equal to six months then-current base salary, a pro rata portion of his bonus for the current year, if any, plus one half of the individual's average annual bonus determined by the average percentage of base salary of the bonus over the previous five years prior to and including 2000 (or such lesser period for which the executive participates in the annual bonus program) plus the acceleration of the payment of any retention bonus not already paid to the officer. Severance is payable in one lump sum or, at the executive's option, over such period as he or she may determine. In addition, Kaiser will continue to pay his or her benefits for one year. Should an executive officer voluntarily terminate his employment, Kaiser will not be obligated to pay him or her any additional compensation, other than the compensation due and owing up to the date of termination. The Chief Executive Officer is entitled to one year of base-salary and bonus as part of his severance compensation plus the acceleration of the payment of his retention bonus, if not already paid at the time of termination. Neither Mr. Silva's nor Mr. Shampay's employment agreement provides for a retention bonus, thus, they each receive as severance one-year's then current base salary, a pro rata portion of current bonus, if any, and one-year's average bonus that is determined as described above. In addition, for purpose of severance pay, Mr. Verhey's annual base salary is deemed not to be less than his base salary as of September 30, 1999.

     In 2000, Kaiser adopted a long term transaction incentive plan that provides bonuses to Kaiser's executive officer if certain goals are achieved. This bonus program is more particularly described above under "--Incentive Compensation Plans."

     As of January 6, 2000, Mr. Redmond entered into a Transition Employment Agreement with Kaiser, which reflects a reduced time commitment to Kaiser and his eventual separation from Kaiser. Accordingly, Mr. Redmond's salary was reduced to $86,550 as of January 15, 2000, and his salary was further reduced commensurate with his time commitment to Kaiser in connection with his anticipated separation from Kaiser in August, 2000. As a result of the real estate sale to CCG, Mr. Redmond was separated from Kaiser in August, 2000. In connection with his separation from employment, Mr. Redmond received total severance of $277,987 plus a continuation of his benefits for one year.


     Set forth below is the annual base salary of Kaiser's Chief Executive Officer and each of its other four most highly compensated executive officers as of September 30, 2001:

          Name                               Annual Base Salary
          ----                               ------------------

     Richard E. Stoddard                          $363,250
     Terry L. Cook                                $201,828
     Anthony Silva                                $121,958
     James F. Verhey                              $123,000
     Paul E. Shampay                              $ 94,185

Compensation Committee Interlocks and Insider Participation

     During the year ending December 31, 2000, the Human Relations Committee consisted of Messrs. Cole (Chairman), Bitonti, Fawcett and Packard. Mr. Fawcett was President and Chief Operating Officer of Kaiser from January 1996, until his retirement from full time duties on January 15, 1998. During 2000, Mr. Fawcett received $60,000 as a base salary and a $30,000 bonus for his work on special projects on behalf of Kaiser and for his work in connection with the Eagle Mountain landfill project.

Human Relations Committee Report On Executive Compensation

Compensation Philosophy
-----------------------

     The Human Relations Committee of the Board, referred to as the HR Committee, is responsible for reviewing Kaiser's compensation policies and programs and in evaluating and making recommendations to the Board regarding the compensation of executive officers. It continues to be the goal of the HR Committee to establish compensation packages for Kaiser's executive officers that will enable Kaiser to attract and retain highly competent, highly motivated individuals to serve as Kaiser's executive officers. It is also the goal of the HR Committee to design these compensation packages so as to further the overall corporate goal of providing substantial returns to stockholders. Accordingly, Kaiser's compensation program is primarily designed to link most of an executive's total compensation to the performance of Kaiser. It is recognized that Kaiser, for its size, is unique in the types of projects it has and the types of expertise necessary to develop and optimize the value of such assets. Accordingly, Kaiser's success and the ability to realize optimum values for stockholders from its assets and projects depend, to a significant extent, on the performance and retention of its executive officers.

     In keeping with these two broad goals, the HR Committee historically structured compensation packages for all executive officers, including the Chief Executive Officer, with three components:

     . Base Salary. Base salary is primarily cash compensation in amounts competitive with related compensation levels in similar companies. This element provides a stable base for the other two compensation components, both of which are designed to reward performance and create longer-term incentives which are tied more closely to the creation of stockholder value.

     . Annual Bonus. Early in each year, the Board usually establishes a list of identified corporate objectives for the year. In addition, personal objectives are established for each executive officer for the year. Annual bonuses reward individual executive officers for their respective contributions in attaining Kaiser's objectives for the year and in achieving their respective personal objectives. The annual bonus may be in cash or cash and restricted stock. However, Kaiser's historical annual bonus plan was discontinued commencing in 2001, although discontinuance of the annual bonus plan does not preclude incentive or bonus compensation from being awarded by the Board of Directors.

     . Long Term Incentive Compensation. This compensation component has in the past consisted of stock option grants based upon corporate and individual performance (except as incentives to accept offers of employment), with the value and exercisability of the options dependent upon continued service to Kaiser and increases in the market price of the Common Stock. Through the use of stock option programs, Kaiser sought to create long-term incentives for its executive officers that reward them only if stockholder value increases.

     However, as discussed in more detail below, the compensation philosophy and compensation arrangements for executive officers was modified in 2000.

     Over the past several years, the HR Committee has employed third-party consultants from time to time to assist it on various compensation matters, including stock options, bonuses, and other incentives and the material terms of employment agreements.

Measures of Performance
-----------------------

     For 2000, in consultation with a third party consultant, Kaiser, upon the recommendation of the HR Committee, adopted the following Executive Incentive Bonus Plan for 2000:

                                Incentive Award

          Title                    Target % Salary          Maximum % Salary
          -----                    ---------------          ----------------

     Chief Executive Officer            50%                        100%
     Executive Vice Presidents          40%                         80%
     Vice Presidents                    35%                         70%

     In addition to the Chief Executive Officer, there are currently two Executive Vice Presidents and two Vice Presidents covered by the Executive Incentive Bonus Plan.

     The implementation of the Executive Incentive Bonus Plan is as follows:

                                                                                Percent of
                                                                                ----------
                             Objective/Criteria                                Bonus Target
                             ------------------                                ------------
Achievement of major corporate objectives                                         40%/(1)/
Achievement of major individual objectives                                        20%/(1)/
Achievement of annual corporate financial targets                                 15%
Achievement of average stock price appreciation as measured in the 4/th/          10%
 quarter of the year over the same period for the preceding year (based on average of closing price)
Achievement of specific operational targets:                                      15%

___________________
/(1)/ For Vice Presidents, corporate objectives are weighted 20% and individual objectives 40%.

     The HR Committee retains the discretion to review with the executive officers the impact that extraordinary external circumstances and management's role regarding such matters might have on the objectives/criteria.

     As discussed in more detail below, the Board approved the HR Committee's recommendation to discontinue Kaiser's usual annual Executive Bonus Plan commencing in 2001.

Performance in 2000
--------------------

     The year 2000 was an excellent year for Kaiser and its executive officers. The Company's major accomplishments included: (i) purchasing an additional approximately 3% of the stock in Fontana Union Water Company at a very favorable price; (ii) completing the sale of approximately 588 acres of the Mill Site property to CCG Ontario, LLC for $16 million in cash plus the assumption of virtually all environmental liabilities and risks associated with the property sold and well as certain other environmental liabilities and risks associated with other portions of the mill site, with such environmental liabilities and risks backed by substantial financial assurances in various forms; (iii) Mine Reclamation entering into an agreement to sell the Eagle Mountain landfill project for $41 million to the Los Angles Sanitation District; (iv) completing the sale of the Ranch Cucamonga parcel at the mill site for $3.8 million; (v) entering into an agreement to sell Kaiser's interest in Fontana Union Water Company for $87.5 million; and (vi) the distribution of $2.00 per share on a tax free basis to most stockholders. In addition, the price of Kaiser's stock remained relatively stable in a "bear" stock market atmosphere. In recognition of these and other accomplishments, and in consideration of the achievement of personal goals for each of the executive officer, the HR Committee recommended and the Board approved cash bonuses as follows for 2000:

               Executive Officer             % of Base Salary
               -----------------             ----------------

          Richard E. Stoddard                      90%
          Terry L. Cook                            75%
          James F. Verhey                          65%
          Anthony Silva                            55%
          Paul E. Shampay                          50%

     Kaiser's Board also elected to provide merit raises to certain of the Executive Officers at the beginning of 2000 of 1.5% to 10%, in addition to a cost of living adjustment of 3%.

Compensation of the Chief Executive Officer for 2000
----------------------------------------------------

     As described elsewhere in this proxy statement, Mr. Stoddard received a base salary of $348,446 in 2000. Consistent with the evaluation of the other executive officers of Kaiser and his achievements, the HR Committee awarded to Mr. Stoddard a $315,000 cash bonus for 2000.

Section 162(m) of the Internal Revenue Code
-------------------------------------------

     To date the HR Committee has made no decision on whether Kaiser should adopt and implement with respect to the $1,000,000 compensation deduction cap imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended.
Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the corporation's chief executive officer and four other highly compensated executive officers. In 2000, the Chief Executive's Officer's total compensation, with the exercise of stock options, exceeded the $1,000,000 level resulting in non-deductible compensation totaling $264, 857.

Modification of Compensation Arrangements
-----------------------------------------

     Two significant events occurred in 2000 which cause the HR Committee to reevaluate and modify the compensation arrangement of the executive officers. First, the stockholders that voted on the Company's proposed 2000 Stock Plan under which stock options could continue to be granted to management and directors was approved by 69% of the shares voting on the new stock plan. However, largely because of abstentions and broker "non-votes" (i.e., shares held by a broker or nominees as to which instructions have not been received from the owners or persons entitled to vote as to a particular proposal) the 2000 Stock Plan failed to pass by less than 65,000 votes. Accordingly, the HR Committee was left with the task of developing an alternative to the issuance of stock options to serve as the long-term incentive for its executive officers. The need to develop alternative solutions increased when Kaiser sought to sell most of its Mill Site Property, its interest in Fontana Union Water Company and the Eagle Mountain landfill.

     As part of Kaiser's overall business strategy, the Board adopted a cash maximization strategy that called for Kaiser to actively take the steps reasonably necessary to : (i) consummate the sale of the landfill project to the District, including resolving the outstanding federal litigation; (ii) take the steps necessary to reduce or eliminate various liabilities; (iii) sell as quickly as reasonable possible Kaiser's various miscellaneous assets; (iv) hold Kaiser's remaining material assets while continuing to evaluate opportunities for such assets; (v) reduce general and administrative expenses; and (vi) implement management incentives for implementing this strategy. In this context, the HR Committee developed, with the assistance on an outside third party consultant, and the Board adopted, a long-term transaction incentive plan referred to as TIP. See "-- Incentive Compensation Plans." The TIP was adopted as an incentive to maximize proceeds from asset sales and cash distributions to stockholders. It was also adopted as an alternative to the proposed 2000 Stock Plan.

     The TIP is a cash bonus pool whose amount depends upon the cash ultimately available for distribution to stockholders from net proceeds of asset sales (less sales expense and taxes and after payment of operating expenses). The TIP provides for interim payments upon the sale of a particular asset or group of assets of 50% of the ultimate contribution to the bonus pool from the sale. The total incentive pool will be equal to approximately 5% of the cash distributed to stockholders in excess of approximately $92.3 million (the threshold), plus 10% of any amounts in excess of approximately $114.5 million (the target). Reaching the target would result in a TIP bonus pool of approximately 1% of the aggregate cash distributions to stockholders.

     The HR Committee also recommended, and the Board approved, the termination of the traditional annual Executive Bonus Plan. The elimination of the annual bonus plan does not, however, preclude the HR Committee from recommending, and the Board approving, incentive or bonus compensation in addition to the TIP.

Implementation of Recommendations
---------------------------------

     The HR Committee achieves implementation of Kaiser's executive officer compensation philosophy through detailed recommendations to the full Board of Directors. Executive officers who are also directors do not vote on executive officer compensation matters. No current executive officer serves on the HR Committee although Mr. Fawcett retired as President of Kaiser in January 1998, and continues to serve as a part time employee of Kaiser for special projects. He was appointed as a member of the HR Committee subsequent to Mr. Fawcett becoming a member of the Board of Directors. Mr. Fawcett also continues to serve on the Board of Directors of several subsidiaries of Kaiser.

     Over the past several years, including in 2000, the HR Committee has employed a third party consultant from time to time to assist it on various compensation matters, including stock options, bonuses, and other incentives and the material terms of employment agreements.

          June 5, 2001             HUMAN RELATIONS COMMITTEE

                                   Mr. Todd Cole (Chairman)
                                   Mr. Ronald E. Bitonti
                                   Mr. Gerald A. Fawcett
                                   Mr. Charles E. Packard

                 SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

     The following table sets forth, based upon the latest available filings with the SEC (generally reporting ownership as of September 30, 2001), the number of shares of Kaiser's Common Stock owned by each person known by Kaiser to own of record or beneficially five percent (5%) or more of such stock. The table does not include the 136,919 shares reserved but not yet distributed to the Class 4A unsecured creditors of Kaiser Steel as of the record date, since such shares are not yet deemed outstanding or eligible to vote.

     The overall security ownership of the persons listed below will be unaffected by the Conversion Proposal, except as specifically stated in the footnotes to the accompanying table.

                                                Number of                                                 Percent of
                                                 Common            Warrants                               Issued and
                                                 Shares          Exercisable                              Outstanding
                                              Beneficially        Within 60-                              Shares Based
Name and Address of                          Owned Without        Days/(1)/ of      Total Stock             on Total
Beneficial Owner                                 Warrants     September 30, 2001     Interest/(1)/     Stock Interest/(2)/
-------------------------------------------------------------------------------------------------------------------------
Dimensional Fund Advisors, Inc./(3)/
1299 Ocean Avenue, 11th Floor                   586,600                   ---             586,600                9.1%
Santa Monica, CA  90401

Kaiser's Voluntary Employees' Beneficiary
 Association Trust (4) (VEBA)                   656,987               460,000           1,116,987               16.2%
9810 Sierra Avenue, Suite A
Fontana, CA  92335

Willow Creek Capital Management/(5)/
17 East Sir Francis Drake Blvd., Suite 100      654,900                   ---             654,900                9.9%
Larkspur, CA  94939

Ashford Capital Management, Inc./(6)/
3801 Kennett Pike, Bldg. B-107                  459,100                   ---             459,100                7.2%
Wilmington, DE  19807-2309

Arnold & S. Bleichroeder Advisers, Inc. /(7)/
1345 Avenue of the Americas, 44/th/ Floor       365,000                   ---             365,000                5.7%
New York, New York  10105

Pension Benefit Guaranty Corporation/(8)/
(PBGC)                                          407,415               285,260             692,675               10.3%
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236

(1) This column includes warrants exercisable within 60 days of September 30, 2001, at $16.11 per share in the following amounts: VEBA - 460,000 shares; and PBGC - 285,260. The warrants expire September 30, 2004. The VEBA and PBGC warrants will be exchanged in the merger for new warrants to purchase 460,000 Class A Units and 285,260 Class A Units, respectively, each with an exercise price of $6.11 per unit ($16.11 minus $10). The new warrants will expire on September 30, 2004. (These warrants were initially issued with a strike price of $17.00 per share. The initial strike price of these warrants was reduced by $.89 as a result of a distribution to Kaiser stockholders in 2000).

(2) The percentage for each stockholder was determined as if all the warrants specified in Note (1) above held by the stockholder, if any, had been exercised by that particular stockholder.

(3) Based on a Schedule 13G, Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, furnishes investment advice to four registered investment companies and serves as investment manager to certain other commercial group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the securities of Kaiser. However, all shares are owned by the Funds and Dimensional disclaims beneficial ownership of all such shares.

(4) VEBA received its shares in Kaiser as a creditor of the Kaiser Steel Corporation bankruptcy. VEBA acquired warrants in connection with the purchase by Kaiser of Company stock owned by VEBA. See "Certain Relationships and Related Transactions." VEBA's shares in Kaiser are held in trust by Wells Fargo & Company.

(5) Based upon a Schedule 13G, Willow Creek Capital Management is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including Company stock. No individual client's holdings of stock in Kaiser are more than 5% of the outstanding stock of Kaiser.

(6) Based upon a Schedule 13G, Ashford Capital Management, Inc. is an institutional investment manager and advisor.

(7) Based upon a Schedule 13G, Arnold & S. Bleichroeder Advisers, Inc. is an institutional investment manager and advisor.
(8) PBGC received its shares in Kaiser as a creditor of the Kaiser Steel Corporation bankruptcy. PBGC acquired warrants in connection with the purchase by Kaiser of Company stock owned by PBGC. See "Certain Relationships and Related Transactions." Pacholder Associates, Inc. has a contract with the PBGC pursuant to which it has full and complete investment discretion with respect to the stock owned by PBGC, including the power to vote such shares.

            SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     This table below reflects the number of common shares beneficially owned by the principal Executive Officers of Kaiser, the directors and all directors and other officers as a group as of August 31, 2001, as well as the number of options exercisable within 60 days of September 30, 2001. The overall security ownership of the persons listed below will be unaffected by the Conversion Proposal. For the ownership of Class B Units after the conversion, please see "THE CONVERSION PROPOSAL -- Class B Units."

                                                                                                                     Percent of
                                                                                                                     Issued and
                                                       Shares            Shares Underlying                          Outstanding
                                                    Beneficially        Options Exercisable           Total         Shares Based on
                                                   Owned, Without        Within 60-Days of            Stock           Total Stock
Officers and Directors                                 Options        September 30, 2001/(1)/     Interest/(1)/     Interest/(1)/
-----------------------------------------------------------------------------------------------------------------------------------
Richard E. Stoddard, CEO, President & Chairman         77,723                    86,100              163,823              2.5%

Gerald A. Fawcett, Vice Chairman/(2)/                  60,078                   110,000              170,078              2.6%

James F. Verhey, Executive Vice President -            17,035                    70,000               87,035              1.3%
 Finance & CFO

Terry L. Cook, Executive Vice President -
 Administration, General Counsel & Corporate           17,966                    95,000              112,966              1.7%
 Secretary

Anthony Silva, Vice President Resource
 Development & Environmental Services                   4,785                    37,000               41,785                *

Paul E. Shampay, Vice President - Finance                 ---                    22,500               22,500                *

Ronald E. Bitonti, Director/(3)/                        4,146                     7,500               11,646                *

Todd G. Cole, Director                                  6,500                    14,000               20,500                *

Reynold C. MacDonald, Director                         13,000                     7,500               20,500                *

Charles E. Packard, Director                            1,500                    14,000               15,500                *

Marshall F. Wallach, Director                           7,600                    14,000               21,600                *

All officers and directors as a group                 210,333                   477,600              687,933             10.0%
(11 persons) /(1)/

______________________
*    Less than one percent.

(1) Does not include 136,919 shares deemed outstanding for financial reporting purposes, but not yet distributed to Class 4A unsecured creditors of the Kaiser Steel Corporation bankruptcy estate. Percentage was determined as if all the options listed in the column "Shares Underlying Options Exercisable Within 60-Days of September 30, 2001," were exercised by the applicable individual. All options are vested.
(2) Mr. Fawcett retired as President and Chief Operating Officer of Kaiser effective January 15, 1998.
(3) Mr. Bitonti is Chairman of the VEBA Board of Trustees. He disclaims any beneficial ownership interest in the shares beneficially owned by VEBA.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      New Kaiser Employees' Voluntary Benefit Association, VEBA, and Pension Benefit Guaranty Corporation, PBGC, are the beneficial owners of warrants to purchase 460,000 and 285,260 shares of Common Stock, respectively. VEBA and PBGC have each claimed that the proposed treatment of its warrant in the Conversion Proposal could violate the terms of that warrant. We do not believe that this claim has any merit. However, because VEBA and PBGC believe each of its rights may depend on the future stock price of the Common Stock, Kaiser, VEBA and PBGC have agreed that the rights of each of VEBA and PGBC under its warrant will not be changed or waived by (i) any consent to or approval of the Conversion Proposal by either VEBA, PBGC, or any director representing either of them, or (ii) any decision by either VEBA or PBGC to delay any potential legal challenge until after the adoption and completion of the Conversion Proposal.

                                 LEGAL MATTERS

      The validity of the Class A Units issued as a result of the Conversion Proposal will be passed upon for us, as a condition to the merger becoming effective, by Guth | Christopher LLP.

                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report, and in their report on our financial statement schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000 which is incorporated by reference. We have included our financial statements in this proxy statement and elsewhere in the prospectus, and incorporated by reference our financial statement schedules in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT KAISER

      Kaiser Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports and other information at the public reference facilities maintained by the SEC at:

Judiciary Plaza          Citicorp Center              Seven World Trade Center
Room 1024                500 West Madison Street      13/th/ Floor
450 Fifth Street, N.W.   Suite 1400                   New York, New York, 10048
Washington, D.C. 20549   Chicago, Illinois 60661-2511

     You may also obtain copies of these documents by mail from the public reference room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, Kaiser files reports and other information with the SEC electronically, and the SEC maintains a web site located at http://www.sec.gov containing this information.
                                ------------------
Kaiser's Common Stock is listed on the Nasdaq Stock Market and Kaiser's reports and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     Kaiser LLC has filed a registration statement on Form S-4 to register with the SEC the Class A Units in Kaiser LLC that may be issued in the merger. This Proxy Statement/Prospectus is a part of the Registration Statement. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to in this document include all material terms of the contracts or other documents but are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows Kaiser Inc. to incorporate certain information into this Proxy Statement/Prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information that is superseded by information in this Proxy Statement/Prospectus. The documents that are incorporated by reference contain important information about the companies and you should read this Proxy Statement/Prospectus together with any documents incorporated by reference.

      This Proxy Statement/Prospectus incorporates by reference the following documents that have previously been filed with the SEC by Kaiser Inc.:

     .    Annual Report on Form 10-K for the year ended December 31, 2000;

     .    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     .    Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

     .    Current Reports on Form 8-K dated July 16, 2001 and March 6, 2001.

       In addition, Kaiser and Kaiser LLC incorporate by reference any documents Kaiser Inc. may file under the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the annual meeting of Kaiser stockholders.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              Page #
Independent Auditors' Report...............................................................................    F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999...............................................    F-3

Consolidated Statements of Income for the years ended December 31, 2000, 1999 and 1998.....................    F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.................    F-6

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2000, 1999 and     F-7
1998.......................................................................................................

Notes to Consolidated Financial Statements.................................................................    F-8

Consolidated Balance Sheets as of June 30, 2001 and December 31, 2000......................................    F-24

Unaudited Consolidated Statements of Income for the six months ended June 30, 2001 and June 30, 2000.......    F-26

Unaudited Consolidated Statements of Cash Flows for six months ended June 30, 2001 and June 30, 2000.......    F-27

Unaudited Consolidated Statements of Changes in Stockholders' Equity for the six months ended June 30, 2001    F-28

Notes to Unaudited Consolidated Financial Statements.......................................................    F-29

                     KAISER VENTURES INC. AND SUBSIDIARIES

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


Board of Directors
Kaiser Ventures Inc. and Subsidiaries

         We have audited the accompanying consolidated balance sheets of Kaiser Ventures Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the Untied States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kaiser Ventures Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                               ERNST & YOUNG LLP


Riverside, California
January 18, 2001, except for Note 20,
as to which the date is March 6, 2001

                     KAISER VENTURES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                               as of December 31

                                                                2000             1999
                                                                ----             ----
ASSETS
Current Assets
     Cash and cash equivalents...........................      $10,097,000    $ 14,686,000
     Accounts receivable and other, net of allowance for
       doubtful accounts of $83,000 and $90,000,
       respectively......................................        2,497,000       1,978,000
     Deferred tax assets.................................       10,699,000         285,000
     Note receivable.....................................          107,000         107,000
                                                               -----------    ------------

                                                                23,400,000      17,056,000
                                                               -----------    ------------

Investment in Fontana Union Water Company................       16,612,000      16,108,000
                                                               -----------    ------------

Investment in West Valley MRF............................        3,660,000       3,009,000
                                                               -----------    ------------
Real Estate
     Land and improvements...............................        8,543,000       8,543,000
     Real estate held for sale...........................              ---      38,820,000
                                                               -----------    ------------

                                                                 8,543,000      47,363,000
                                                               -----------    ------------
Other Assets
     Note receivable.....................................          589,000         700,000
     Deferred tax assets.................................        2,161,000         577,000
     Landfill permitting and development.................       18,354,000      15,800,000
     Buildings and equipment (net).......................        1,463,000       2,805,000
     Other assets........................................            6,000          27,000
                                                               -----------    ------------

                                                                22,573,000      19,909,000
                                                               -----------    ------------

Total Assets.............................................      $74,788,000    $103,445,000
                                                               ===========    ============

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                               as of December 31

                                                                2000         1999
                                                                ----         ----
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
      Accounts payable...................................    $   302,000 $    887,000
      Income taxes payable...............................            ---    3,501,000
      Accrued liabilities................................      3,824,000    4,998,000
      Environmental remediation..........................            ---    2,500,000
                                                             ----------- ------------

                                                               4,126,000   11,886,000
                                                             ----------- ------------

Long-term Liabilities
      Deferred gain on sale of real estate...............        696,000      724,000
      Accrued liabilities................................        722,000    1,305,000
      Environmental remediation..........................      4,490,000   23,868,000
                                                             ----------- ------------

                                                               5,908,000   25,897,000
                                                             ----------- ------------

Total Liabilities........................................     10,034,000   37,783,000
                                                             ----------- ------------

Minority Interest........................................      5,280,000    4,772,000
                                                             ----------- ------------
Commitments and Contingencies

Stockholders' Equity
      Common stock, par value $.03 per share, authorized
        13,333,333 shares; issued and outstanding
        6,522,700 and 6,316,853, respectively............        195,000      189,000
      Capital in excess of par value.....................     51,676,000   48,745,000
      Retained earnings..................................      7,603,000   11,956,000
                                                             ----------- ------------

Total Stockholders' Equity...............................     59,474,000   60,890,000
                                                             ----------- ------------

Total Liabilities and Stockholders' Equity...............    $74,788,000 $103,445,000
                                                             =========== ============

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                        for the Years Ended December 31

                                                            2000          1999            1998
                                                            ----          ----            ----
Resource Revenues
  Ongoing Operations
     Water resource.................................. $   5,640,000  $   5,228,000  $   5,201,000
     Gain on merger of PMI into ISC..................           ---     35,713,000            ---
     Gain on sale of ISC common stock................           ---      6,575,000            ---
     Income (loss) from equity method investments
         Penske Motorsports Inc......................           ---       (329,000)     1,903,000
         West Valley MRF, LLC........................     1,651,000        910,000         40,000
     Gain on Mill Site land sales....................       532,000      1,622,000            ---
                                                      -------------  -------------  -------------

         Total ongoing operations....................     7,823,000     49,719,000      7,144,000
                                                      -------------  -------------  -------------

     Interim Activities Net (Loss)...................      (179,000)      (203,000)       (47,000)
                                                      -------------  -------------  -------------

         Total resource revenues.....................     7,644,000     49,516,000      7,097,000
                                                      -------------  -------------  -------------
Resource Operating Costs
  Operating costs....................................       509,000        528,000        560,000
  Write-down to net realizable value.................           ---      8,350,000            ---
                                                      -------------  -------------  -------------

         Total resource operating costs..............       509,000      8,878,000        560,000
                                                      -------------  -------------  -------------

Income from Resources................................     7,135,000     40,638,000      6,537,000

Corporate General and Administrative Expenses
  Corporate overhead expenses, excluding stock based
    compensation and stock option repricing expenses.     3,469,000      4,910,000      3,979,000
  Stock based compensation expense...................     2,224,000            ---            ---
  Stock option repricing expense.....................       645,000            ---            ---
                                                      -------------  -------------  -------------

                                                          6,338,000      4,910,000      3,979,000
                                                      -------------  -------------  -------------

Income from Operations...............................       797,000     35,728,000      2,558,000

  Net interest (income) expense......................      (581,000)       498,000      1,083,000
                                                      -------------  -------------  -------------

Income before Income Tax Provision...................     1,378,000     35,230,000      1,475,000

  Income tax provision
     Currently payable...............................        33,000      8,364,000         12,000
     Deferred tax expense (benefit)..................   (11,998,000)    (3,211,000)       126,000
     Deferred tax expense credited to equity.........           ---      6,048,000        105,000
                                                      -------------  -------------  -------------

Net Income........................................... $  13,343,000  $  24,029,000  $   1,232,000
                                                      =============  =============  =============

Basic Earnings Per Share............................. $        2.09  $        2.35  $         .12
                                                      =============  =============  =============

Diluted Earnings Per Share........................... $        1.99  $        2.31  $         .11
                                                      =============  =============  =============

Basic Weighted Average Number of Shares Outstanding..     6,394,000     10,226,000     10,664,000

Diluted Weighted Average Number of Shares Outstanding
                                                          6,699,000     10,386,000     10,840,000


        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        for the Years Ended December 31

                                                                       2000             1999              1998
                                                                       ----             ----              ----
Cash Flows from Operating Activities
    Net income...............................................    $   13,343,000    $   24,029,000   $    1,232,000
    Provision for income tax which is credited to equity.....               ---         6,048,000          105,000
    Income from equity method investments....................        (1,651,000)         (581,000)      (1,943,000)
    Deferred tax (benefit) expense...........................       (11,998,000)       (3,211,000)         126,000
    Depreciation and amortization............................           370,000           511,000          552,000
    Stock based compensation expense.........................         1,247,000               ---              ---
    Stock option repricing...................................           645,000               ---              ---
    Gain on merger of PMI into ISC...........................               ---       (35,713,000)             ---
    Gain on sale of ISC common stock.........................               ---        (6,575,000)             ---
    Write-down to net realizable value.......................               ---         8,350,000              ---
    Accelerated vesting of stock options.....................            20,000            54,000              ---
    Mill Site deferred gain realized.........................           (28,000)              ---              ---
    Gain on sale of Mill Site Property.......................          (504,000)       (1,622,000)             ---
    Allowance for doubtful accounts..........................            (7,000)         (213,000)           4,000
    Changes in assets:
      Receivable and other...................................          (512,000)          574,000          196,000
    Changes in liabilities:
      Current liabilities....................................          (902,000)          294,000         (361,000)
      Income taxes payable...................................        (3,501,000)        3,501,000              ---
      Long-term accrued liabilities..........................          (429,000)          (56,000)         111,000
                                                                 --------------    --------------   --------------

    Net cash flows from (used in) operating activities.......        (3,907,000)       (4,610,000)          22,000
                                                                 --------------    --------------   --------------
Cash Flows from Investing Activities
    Minority interest........................................           508,000           997,000          897,000
    Proceeds from the sale of Mill Site Property.............        19,880,000         2,662,000              ---
    Collection of note receivable............................           111,000            75,000          456,000
    Capital expenditures.....................................        (4,076,000)       (3,570,000)      (4,480,000)
    Environmental remediation expenditures...................          (626,000)       (1,808,000)      (2,547,000)
    Proceeds from the sale of ISC common stock...............               ---        63,552,000              ---
    Proceeds of the merger of PMI into ISC...................               ---        24,419,000              ---
    Distribution from West Valley MRF........................         1,000,000           450,000              ---
    Investment in Fontana Union Water Co.....................          (654,000)              ---              ---
                                                                 --------------    --------------   --------------

    Net cash flows from (used in) investing activities.......        16,143,000        86,777,000       (5,674,000)
                                                                 --------------    --------------   --------------
Cash Flows from Financing Activities
    Issuance of common stock.................................           871,000           379,000          133,000
    Repurchase of common stock...............................       (12,772,000)              ---              ---
    Shareholder payment contingent upon Mill Site real
      estate sale............................................        (4,924,000)              ---              ---
    Repurchase of common stock...............................               ---       (57,519,000)             ---
    Borrowings under revolver-to-term credit facility........               ---         3,000,000        9,750,000
    Principal payments on revolver-to-term credit facility
      and note payable.......................................               ---       (16,750,000)      (5,102,000)
    Payment of loan fees.....................................               ---               ---          (50,000)
                                                                 --------------    --------------   ---------------

    Net cash flows from (used in) financing activities.......       (16,825,000)      (70,890,000)       4,731,000
                                                                 --------------    --------------   --------------

Net Changes in Cash and Cash Equivalents.....................        (4,589,000)       11,277,000         (921,000)

Cash and Cash Equivalents at Beginning of Year...............        14,686,000         3,409,000        4,330,000
                                                                 --------------    --------------   --------------

Cash and Cash Equivalents at End of Year.....................    $   10,097,000    $   14,686,000   $    3,409,000
                                                                 ==============    ==============   ==============

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY for the Years Ended December 31, 2000, 1999 and 1998

                                                                      Capital In
                                              Common Stock            Excess of       Retained
                                              ------------
                                         Shares         Amount        Par Value        Earnings         Total
                                         ------         ------        ---------        --------         -----
Balance at December 31, 1997......      $10,591,240       $318,000    $74,342,000     $ 11,544,000   $ 86,204,000

   Provision for income tax,
     credited to equity...........              ---            ---        105,000              ---        105,000

   Issuance of shares of
     common stock.................           94,017          3,000        294,000              ---        297,000

   Net Income.....................              ---            ---            ---        1,232,000      1,232,000
                                        -----------       --------    -----------     ------------   ------------

Balance at December 31, 1998......       10,685,257        321,000     74,741,000       12,776,000     87,838,000

   Repurchase of common stock.....       (4,424,501)      (133,000)   (32,537,000)     (24,849,000)   (57,519,000)

   Issuance of shares of
     common stock.................           56,097          1,000        439,000              ---        440,000

  Accelerated vesting of stock
     options......................              ---            ---         54,000              ---         54,000

   Provision for income tax,
     credited to equity...........              ---            ---      6,048,000              ---      6,048,000

   Net Income.....................              ---            ---            ---       24,029,000     24,029,000
                                        -----------       --------    -----------     ------------   ------------

Balance at December 31, 1999......        6,316,853        189,000     48,745,000       11,956,000     60,890,000

   Issuance of shares of
     common stock.................          205,847          6,000      2,266,000              ---      2,272,000

  Accelerated vesting of stock
     options .....................              ---            ---         20,000              ---         20,000

  Repricing of stock options......              ---            ---        645,000              ---        645,000

   Shareholder payment
     contingent upon Mill Site
     real estate sale.............              ---            ---            ---       (4,924,000)    (4,924,000)

   Dividend.......................              ---            ---            ---      (12,772,000)   (12,772,000)

   Net Income.....................              ---            ---            ---       13,343,000     13,343,000
                                      -------------       --------    -----------     ------------    ------------
Balance at December 31, 2000......        6,522,700       $195,000    $51,676,000     $  7,603,000   $ 59,474,000
                                      =============       ========    ===========     ============   ============

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    NATURE OF BUSINESS

     On November 16, 1988, the Company began operations as Kaiser Steel Resources, Inc. upon the successful completion of the reorganization of Kaiser Steel Corporation ("KSC") under Chapter 11 of the Bankruptcy Code. The Company has changed its name twice since reorganization in June 1993 and 1995, to Kaiser Resources Inc. and to Kaiser Ventures Inc. ("Kaiser" or the "Company"), respectively.

     At December 31, 2000, the Company's long-term emphasis is on the further development of its principal assets: (i) a 53.71% interest in Fontana Union Water Company ("Fontana Union"), a mutual water company, the sale of which interest closed in March 2001 (See Note 20.); (ii) an 80% interest in Mine Reclamation (now "Mine Reclamation, LLC"), the developer of the Eagle Mountain Landfill Project (the "Landfill Project"); (iii) the 9,144 acre idle iron ore mine in the California desert (the "Eagle Mountain Site"), which includes the associated 1,100 acre town of Eagle Mountain ("Eagle Mountain Townsite") and the land leased to Mine Reclamation for the Landfill Project; and (iv) a 50% joint venture interest in the West Valley MRF ("WVMRF"), a transfer station and recycling facility located on land acquired from the Company.

     The Company's consolidated financial statements include the following significant entities: Fontana Water Resources, Inc., Kaiser Steel Land Development, Inc., Eagle Mountain Reclamation, Inc., Lake Tamarisk Development Corporation, Kaiser Eagle Mountain, Inc., Kaiser Recycling Corporation, and Mine Reclamation Corporation. See Note 2 below for additional information concerning the Company's subsidiaries.

Ongoing Operations

     The Company's revenues from ongoing operations are generally derived from the development of the Company's long-term projects. Revenues from water resources represent payments under the lease of the Company's interest in Fontana Union to Cucamonga County Water District ("Cucamonga"). Income from equity method investments reflect Kaiser's share of income related to those equity investments (i.e., Penske Motorsports Inc. ("PMI") from April 1, 1996 through March 31, 1999) and, starting in 1998, a limited liability company (i.e., WVMRF) which the Company accounts for under the equity method.

Interim Activities

     Revenues from interim activities are generated from various sources. Significant components of interim activities include water and waste water treatment revenues, rentals under short-term tenant lease arrangements, royalty revenues from the sale of slag to outside contractors, royalty revenues from the sale of recyclable revert materials and other miscellaneous short-term activities at the Mill Site; housing rental income, aggregate and rock sales and lease payments for the minimum security prison at the Eagle Mountain Townsite; royalty revenues from iron ore shipments from the Silver Lake Mine, rentals under short-term tenant lease arrangements, royalty revenues from the sale of slag to outside contractors, royalty revenues from the sale of recyclable revert materials and other miscellaneous short-term activities. Due to the interim nature of these activities the Company is presenting these revenues net of their related expenses. Revenues and expenses associated with these activities at the former KSC mill site near Fontana, California (the "Mill Site"), and Silver Lake Mine have ceased due to the sales of these properties. Total interim revenues for 2000, 1999, and 1998 were $1.7 million, $1.9 million, and $2.5 million, respectively.

Note 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

     The stated value of the assets and liabilities of the Company was carried forward from that of KSC except as adjusted in reorganization.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries and majority-owned investments, except as specified below. Intercompany accounts and transactions have been eliminated.

     Fontana Union Water Company ("Fontana Union"). As of December 31, 2000, the Company, owned 53.71% of Fontana Union, a mutual water company, which entitled the Company to its proportionate share of Fontana Union water. The Company has effectively transferred its control in Fontana Union to Cucamonga pursuant to a 102-year lease of its Fontana Union shares ("Cucamonga Lease") which the Company entered into in March 1989, and which was amended in 1989, 1992 and 1993. Therefore, Kaiser receives no direct benefit from nor has any direct exposure to the operations or financial performance of Fontana Union. Consequently, Kaiser's investment in Fontana Union is recorded on the cost method with revenues from the Cucamonga Lease being recorded on a current basis pursuant to the terms and conditions of the Lease. (See Note 4.) On March 6, 2001, the Company closed on the sale of its interest to Cucamonga (See Note 20.).

     KSC Recovery, Inc. ("KSC Recovery"). The Company's wholly-owned subsidiary, KSC Recovery, Inc., which is governed and controlled by a Bankruptcy Court approved Plan of Reorganization, acts solely as an agent for KSC's former creditors in pursuing bankruptcy related adversary litigation and administration of the KSC bankruptcy estate. Kaiser exercises no significant control or influence over nor does Kaiser have any interest in the operations, assets or liabilities of KSC Recovery except as provided by the terms of the approved Plan of Reorganization. In addition, KSC Recovery's cash on hand and potential future recoveries fund all costs and expenses of KSC Recovery. Consequently, activity of KSC Recovery is not included in Kaiser's financial statements; however, KSC Recovery is a member of the Kaiser consolidated group for tax purposes and is therefore, included in the consolidated tax return.

Reclassification

     Certain amounts in the prior years have been reclassified to conform to the current year financial statement presentation.

Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with original maturities of 90 days or less to be cash equivalents. The Company maintains its cash balances with high quality financial institutions and are insured by the Federal Deposit Insurance Corporation up to $100,000 at each institution.

Real Estate

     In accordance with Financial Accounting Standards Board ("FASB") Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FASB 121), the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

     During 2000, the Company sold the bulk of its remaining Fontana Mill Site Property for $16 million in cash plus the assumption of virtually all known and unknown environmental obligations and liabilities associated with the Mill Site Property to CCG Ontario, LLC ("CCG"). Also during 2000, the Company sold its Rancho Cucamonga Parcel to The California Speedway Corporation for $3.8 million.

     Interest and property taxes related to real estate under development are capitalized during periods of development.

Investment in West Valley MRF, LLC

     The Company accounts for its investment in West Valley MRF, LLC, the owner of WVMRF, under the equity method of accounting because of the Company's 50% ownership interest.

Landfill Permitting and Development

     Through its 80% interest in Mine Reclamation, LLC, the Company has been developing, for sale to a municipal entity or operating company, its property known as the Eagle Mountain Site in the California desert for use as a rail-haul municipal solid waste landfill. Pursuant to Statement of Financial Accounting Standards No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects," capitalizable landfill site development costs are recorded at cost and consist of engineering and environmental studies, legal and consulting expenses, and other costs directly related to the permitting and development process. These costs are expensed when management determines that the capitalized costs provide no future benefit. Additionally, in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of," long-lived assets are evaluated for potential impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company is still litigating challenges to a land exchange negotiated with the Bureau of Land Management of the U. S. Department of the Interior in October 1999 (See Note 6), and no sale of the Eagle Mountain is expected until this matter is ultimately resolved. Further, the perception of the public and private financial markets of the value of solid waste sites and the waste management industry can fluctuate significantly over time. Accordingly, there can be no assurance that the Company will successfully sell the Eagle Mountain assets on favorable terms or at all.

Buildings and Equipment

     Buildings and equipment are stated on the cost basis. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition

     Revenues are recognized when the Company has completed the earnings process and an exchange transaction has taken place.

Income Taxes

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary timing differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates.

Earnings Per Share

     The Company follows Statement No. 128, Earnings per Share (FASB 128) in calculating basic and diluted earnings per share. Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities, while diluted earnings per share includes the dilutive effects of claims on the earnings of the Company.

Stock Options

     The Company uses the intrinsic value method to account for its stock compensation arrangements pursuant to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Cash Equivalents. The carrying amount approximates fair value because of the short-term maturity of these instruments.

     Receivables. The carrying amount approximates fair value because of the short-term maturity of these instruments.

Note 3.   ACCOUNTS RECEIVABLE AND OTHER

     Accounts receivable as of December 31 consisted of the following:

                                                     2000            1999
                                                     ----            ----

     Cucamonga County Water District..........  $  2,155,000    $  1,680,000
     Other....................................       425,000         388,000
                                                ------------    ------------
                                                   2,580,000       2,068,000

     Allowance for doubtful accounts                 (83,000)        (90,000)
                                                ------------    ------------
              Total...........................  $  2,497,000    $  1,978,000
                                                ============    ============


Note 4.    CUCAMONGA LEASE

     The Company leased its 53.71% ownership of the capital stock of Fontana Union, a mutual water company, to Cucamonga pursuant to a take-or-pay lease (the "Cucamonga Lease") that terminates in the year 2092. In 1996, the Company instituted litigation against Cucamonga due to a dispute concerning the amount payable to the Company pursuant to the terms of the Cucamonga Lease. The dispute centers on the Company's assertion that either the MWD Rate in the Cucamonga Lease was discontinued on July 1, 1995, or that the Lease Rate should be interpreted to include all the changed rates and items implemented by Metropolitan Water District of Southern California ("MWD") since July 1, 1995. As of November 14, 2000, the Company entered into an Agreement for the sale of its ownership interest in Fontana Union to Cucamonga for $87.5 million plus approximately $2.5 million in payments under the Cucamonga Lease. The sale closed on March 6, 2001 (See Note 20.). The sale resulted in settlement of the rate dispute litigation with Cucamonga.


Note 5.    INVESTMENTS

Investment in West Valley MRF, LLC

         Effective June 19, 1997, Kaiser Recycling Corporation ("KRC") and West Valley Recycling & Transfer, Inc. ("WVRT"), a subsidiary of Burrtec Waste Industries, Inc. ("Burrtec"), which are equal members of West Valley MRF, LLC, (a California limited liability company) entered into a Members Operating Agreement which is substantially the equivalent of a joint venture agreement but for a limited liability company. The construction and start up of Phase I of the WVMRF was completed during December 1997. Due to strong demand, KRC and WVRT agreed in 1999 to expand the facility from a permitted capacity of 2,000 tons per day to 3,500 tons per day (Phase II). The construction and startup of Phase II of the WVMRF is expected to be completed in June 2001.

         Pursuant to the terms of the MOA, KRC contributed approximately 23 acres of Mill Site property on which the WVMRF was constructed while WVRT contributed all of Burrtec's recycling business that was operated within Riverside County, thereby entitling WVMRF to receive all revenues generated from this business after the closing date.

         Most of the financing for the projected cost of the WVMRF of approximately $22,000,000, including reimbursement of most of the previously incurred development costs of Burrtec and the Company, was obtained through the issuance and sale of two California Pollution Control Financing Authority (the "Authority") Variable Rate Demand Solid Waste Disposal Revenue Bonds (West Valley MRF, LLC Project) Series 1997A and Series 2000A (the "Bonds"). The Bonds are secured by an irrevocable letter of credit issued by Union Bank of California, N.A. ("Union Bank"). The Bonds have stated maturity dates of June 1, 2012 for Series 1997A ($9.5 million) and June 1, 2030 Series 2000A ($8.5 million), although West Valley MRF, LLC is required, pursuant to its agreement with Union Bank, to annually redeem a portion of the Bonds on a stated schedule. Pursuant to a Guaranty Agreement with Union Bank, the Company and Burrtec are each liable for fifty percent (50%) of the principal and interest on the Bonds in the event of a default by the West Valley MRF, LLC. WVMRF also has established a $2.0 million equipment line of credit with Union Bank in order to refinance and purchase additional equipment.

     The Company is accounting for its investment in West Valley MRF, LLC under the equity method.

     The condensed summarized financial information of West Valley MRF, LLC as of December 31, is as follows:

                                                                 2000               1999
                                                                 ----               ----
     Balance Sheet Information

     Current Assets......................................   $ 4,919,000      $   3,699,000
     Property and Equipment (net)........................    16,380,000         10,806,000
     Other Assets........................................     6,640,000            868,000
                                                            -----------      -------------
              Total Assets...............................   $27,939,000      $  15,373,000
                                                            ===========      =============

     Current Liabilities.................................   $ 4,437,000      $   1,610,000
     Other Liabilities...................................     1,184,000            249,000
     CPCFA Bonds Payable.................................    16,635,000          9,200,000
     Stockholders' Equity................................     5,683,000          4,314,000
                                                            -----------      -------------
              Total Liabilities and Stockholders' Equity.   $27,939,000      $  15,373,000
                                                            ===========      =============

     Income Statement Information
     Net Revenues                                           $ 9,218,000      $   7,689,000
     Gross Profit                                           $ 4,336,000      $   3,478,000
     Net Income                                             $ 3,369,000      $   2,599,000

     The Company has received distributions of $1.0 million and $500,000 during 2000 and 1999, respectively, from its investment in the WVMRF.

Investment in Penske Motorsports, Inc.

         Until the close of business July 26, 1999, the Company owned 1,627,923 shares, or approximately 11.73 % of the common stock of PMI. The Company's ownership interest in PMI was acquired as a result of: (i) its contribution in November 1995, to PMI of approximately 480 acres, as adjusted, of the Central Mill Site Property on which The California Speedway ("TCS") has been built; and
(ii) the subsequent sale of the Speedway Business Park, totaling approximately 54 acres to PMI in December 1996. Until the close of business on July 26, 1999, PMI was traded on the NASDAQ National Market under the symbol "SPWY".

         On July 26, 1999, ISC acquired all of the outstanding common stock of PMI. ISC is a leading promoter of motorsports activities in the United States, currently promoting more than 100 events annually. The Company received approximately $24 million in cash and 1,187,407 shares of ISC Class A common stock valued at approximately $57 million as of the date of the merger resulting in a gain of $35.7 million. Subsequent to the merger of PMI into ISC, the Company commenced an orderly liquidation of a portion of its position in the common stock of ISC. By the middle of November 1999, the Company had completed the sale of its ISC common stock resulting in a gain of $6.6 million. The Company's average sales price for a share of ISC common stock was $53.52 during this orderly liquidation.


Note 6.   MINE RECLAMATION CORPORATION

     The Company, in January 1995, acquired a 70% interest in Mine Reclamation, the developer of the Landfill Project. As a result of subsequent equity fundings and purchases, the Company's ownership interest in Mine Reclamation as of December 31, 2000, is approximately 80%. On August 9, 2000, MRC, entered into that certain Agreement For Purchase and Sale of Real Property and Related Personal Property In Regard To The Eagle Mountain Sanitary Landfill Project and Joint Escrow Instructions

("Landfill Project Sale Agreement") with the District. In summary, the Landfill Project (which includes the Company's royalty payments under the MRC Lease) is being sold for $41 million, with an initial closing currently anticipated to occur, if closing does occur, in the second quarter of 2001. However, payment of the purchase price will be delayed as described in more detail below. The sale of the Landfill Project is subject to the results of the District's due diligence and satisfaction of numerous contingencies. The contingencies include, but are not limited to, obtaining the transfer of the Landfill Project's permits to the District and obtaining all necessary consents to the transaction. The Company agreed to vote its interest in MRC in favor of the sale of the Landfill Project to the District on its current terms.

     Upon closing, $39 million of the total purchase price will be deposited into an escrow account and will be released when litigation contingencies are fully resolved. The litigation contingencies are the litigation brought by plaintiffs in federal court challenging the validity of the completed federal land exchange. The land exchange was a prerequisite to obtaining the final permit for constructing and operating the landfill project. Interest will accrue on this portion of the purchase price commencing with the closing and will be paid out to Mine Reclamation, LLC on a quarterly basis beginning with a successful outcome of the federal litigation at the Federal District Court level. The remaining $2 million of the purchase price will also be placed into an escrow account upon closing and will be released upon the later of (1) the release of the $39 million as described above or (2) the permitting approvals of the District's Puente Hills landfill for its remaining 10 years of capacity. Receipt of the purchase price, in whole or in part, if at all, could be delayed for a substantial period of time pending satisfactory resolution of these contingencies.

     The District has been undertaking extensive due diligence on the Landfill Project and has the right to terminate the Landfill Purchase Agreement if it is not satisfied with the results of its due diligence. Due diligence is expected to continue into 2001.


Note 7.   NOTES RECEIVABLE

     As of December 31, 2000, the Company has two notes receivable from McLeod Properties, Fontana LLC (Budway Trucking, Inc.) totaling $696,000, of which $107,000 has been included in current assets and the balance of $589,000, is classified as a long term asset. The outstanding balance of the notes bears interest at 10% per annum with quarterly payments of $26,700 plus accrued interest with the remaining balance due October, 2004. The Company has agreed to subordinate its notes receivable to a construction/permanent loan in order to facilitate the construction of a building on the property.


Note 8.   BUILDINGS AND EQUIPMENT (Net)

     Buildings and equipment (net) as of December 31 consisted of the following:

                                             2000                  1999
                                             ----                  ----

     Buildings and structures ........  $   2,085,000         $   2,095,000
     Machinery and equipment..........      1,929,000             3,427,000
                                         ------------          ------------
                                            4,014,000             5,522,000
     Accumulated depreciation.........     (2,551,000)           (2,717,000)
                                        -------------         -------------
              Total...................  $   1,463,000         $   2,805,000
                                        =============         =============


Note 9.       ACCRUED LIABILITIES - CURRENT

     The current portion of accrued liabilities as of December 31 consisted of the following:

                                                         2000           1999
                                                         ----           ----

     Environmental insurance settlement liability..  $ 1,313,000    $ 1,313,000
     Compensation and related employee costs.......      974,000      1,371,000
     Other  .......................................    1,537,000      2,314,000
                                                     -----------    -----------
            Total..................................  $ 3,824,000    $ 4,998,000
                                                     ===========    ===========

Note 10.  Environmental Remediation reserve

     With the sale of approximately 588 acres of the Company's Mill Site Property to CCG in August 2000, substantially all of the environmental liabilities associated with that property were eliminated; thus, as a result of the sale and the remediation work undertaken prior to the sale, the Company was able to reduce its environmental remediation reserves by $21,252,000.

     As of December 31, 2000, the Company estimates, based upon current information, that its future environmental liability related to certain matters not assumed by CCG in its purchase of the Mill Site Property, such as the groundwater plume discussed below and other environmental related items, including, but not linked to remediation at the Eagle Mountain Site, potential third party property damage and bodily injury and asbestos claims, would be approximately $4.5 million. This reserve has not been reduced for any potential recoveries from insurance carriers or others. Below is a table showing the activity in the remediation liability accounts for the years ended December 31:

                                                        2000              1999
                                                        ----              ----

                Beginning Estimated Liability    $   26,368,000     $  28,270,000

                Remediation Costs Eliminated on
                  sale of Mill Site Property        (21,252,000)              ---

                Remediation Costs Incurred             (626,000)       (1,902,000)
                                                 --------------     -------------

                Ending Estimated Liability            4,490,000        26,368,000

                  Less:  Current Portion                    ---        (2,500,000)
                                                 --------------     -------------

                Long-term Portion                $    4,490,000     $  23,868,000
                                                 ==============     =============

     See Note 18, "Commitments and Contingencies" for further information.

Note 11.  Long-Term Debt

     As of December 31, 2000 and 1999, the Company had no outstanding borrowings under the Company's $30,000,000 revolving-to-term credit facility with Union Bank. The facility was cancelled prior to the closing of the sale of the Company's Fontana Union Stock to Cucamonga.

     Total interest expense incurred in 2000, 1999, and 1998 was $151,000, $1,272,000, and $1,083,000, respectively.

Note 12.  STOCKHOLDERS' EQUITY

Equity Transactions

         During 2000, 1999 and 1998 the Company recorded transactions directly to stockholders' equity other than changes resulting from net income or equity transactions with shareholders. These transactions include deferred tax expense credited to equity due to the utilization of the Company's reorganization NOL carryforwards repricing of stock options, and the accelerated vesting of stock options. These amounts for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                  2000       1999      1998
                                                  ----       ----      ----

     Deferred tax expense credited to equity..  $    --- $6,048,000 $ 105,000
     Repricing of stock options...............   645,000        ---       ---
     Accelerated vesting of stock options.....    20,000     54,000       ---
                                                -------- ---------- ---------

                                                $665,000 $6,102,000 $ 105,000
                                                ======== ========== =========

Common Stock Outstanding

     At December 31, 2000 and 1999, Kaiser Ventures Inc. common stock has a par value of $0.03 and 13,333,333 authorized shares, of which 6,522,700 and 6,316,853 were outstanding, respectively.

     In November 1988, 10,000,000 shares of common stock (after giving effect for a 3 for 1 reverse stock split that took place in 1990) were issued pursuant to the KSC Plan of Reorganization. As of December 31, 2000 and 1999, 136,919 of these shares are being held for the benefit of the former general unsecured creditors of the predecessor company pending the resolution of disputed bankruptcy claims. The final resolution of these claims will result in the final allocation of the held shares among the unsecured creditor group, which presents no liability to the Company. For financial reporting purposes these shares have been considered issued and outstanding.

     In November 1999, the Company purchased 2,730,950 and 1,693,551 shares of its common stock from the New Kaiser Voluntary Employees' Benefit Association (the "VEBA") and from the Pension Benefit Guaranty Corporation (the "PBGC"), respectively, who were then the Company's two largest shareholders. As consideration for these shares the Company: paid $13.00 per share in cash; issued stock purchase warrants that have an exercise price of $17 per share and a term of five years to the VEBA (460,000 shares) and the PBGC (285,000 shares), which provided the VEBA and the PBGC with additional consideration approximating $0.60 per share; and gave the VEBA and the PBGC certain limited participation rights in the future success of the Company. The Company initially recorded this transaction at a net value of $13 per share because the warrant value conveyed to the sellers of approximately $0.60 per share is offset by a corresponding equity credit for the warrant's issuance value. Subsequently, in 2000, as a result of the two sales of the Company's remaining Mill Site Property, the Company made contingent payments equaling approximately $1.11 per share.

Stock Option and Stock Grant Programs

     In October 1990, the Company's stockholders approved the Amended, Restated and Substituted Kaiser Steel Resources, Inc. 1989 Stock Plan (the "1989 Stock Plan"). The 1989 Stock Plan provided for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock or deferred stock awards. Certain options granted under the 1989 Stock Plan are still outstanding. During 2000 and 1999 the Company incurred $20,000 and $54,000, respectively, of compensation expense associated with the accelerated vesting of certain stock options. The Company incurred no compensation expense during 1998.

     In June 1995, the Company's stockholders approved the 1995 Stock Plan. The 1995 Stock Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock and other stock related incentives. In June 1996, the 1995 Stock Plan was amended to reserve up to 859,102 shares for issuance upon exercise of stock options, grants of stock and other stock related incentives. As a result of the increase in the 1995 Stock Plan reserve, the Company had 712,650 reserved shares as of December 31, 2000. Grants are generally established at fair market value of the Company's common stock on the date of the grant and the exercise thereof may extend for up to 10 years with various vesting schedules.

     In addition, under the 1995 Stock Plan, each director when first elected to the Board shall automatically be granted options for 5,000 common stock shares. Each non-employee director who is re-elected or serving an unexpired term as a member of the Board at an annual meeting of holders of stock of the Company will be automatically granted an additional 1,500 stock options. These options have an exercise price equal to the fair market value of the Company's common stock on the date of the grant.

     In May 2000, the Company's proposed 2000 Stock Plan was not approved by the shareholders of the Company thus no options were granted in 2000. The Company in May 2000 granted to each non-employee director who was re-elected or serving an unexpired term as a member of the Board a restricted stock award of 1,500 shares. The restrictions on these shares lapse equally on the first and second anniversaries of the grants.

     In December 2000, the Company declared and paid a cash distribution of $2.00 per share from the proceeds of the two Mill Site real estate sales in 2000. As a result of this cash distribution, the Company reduced the exercise price on all outstanding options by the $2.00 in order to mirror the $2.00 dividend per share. This repricing required the Company to change to variable plan accounting for its outstanding options, which resulted in the Company incurring an expense of $645,000 for 2000. Going forward the Company must revalue all outstanding options on a quarterly basis and record either additional expense or a reduction to the previously recorded expense based on positive or negative fluctuations, respectively, in the market price of the Company's common stock.

     In 2000 the Company incurred stock based compensation expense of $2,224,000 related to the exercise of nonqualified stock options.

     A summary of the status of the stock option grants under the Company's stock plans as of December 31, 2000, 1999, and 1998 and activities during the years ending on those dates is presented below:

                                           2000                           1999                          1998
                                ---------------------------    ---------------------------    -------------------------
                                               Weighted                      Weighted                      Weighted
                                               -Average                      -Average                      -Average
                                                Exercise                      Exercise                      Exercise
                                Options           Price        Options         Price           Options        Price
                                -------           -----        -------         -----           -------        -----
Outstanding at beginning of
   year....................      1,330,961     $    11.17      1,502,961    $    11.33        1,471,161    $   11.28
Granted....................            ---           ---          46,000          9.00           53,000        10.67
Exercised..................       (608,301)          8.97        (60,000)         6.33          (21,200)        6.17
Forfeited..................        (10,010)          3.00       (158,000)        13.96              ---         ---
                                ----------                    ----------                     ----------

Outstanding at end of year.        712,650     $    10.51      1,330,961    $    11.17        1,502,961    $   11.33
                                ==========                    ==========                     ==========

Options exercisable at year
   end.....................        712,650     $    10.51      1,289,461    $    11.22          836,837    $   11.41
                                ==========                    ==========                     ==========

Weighted-average fair value
of options granted during the
year.......................     $      N/A                    $     2.54                     $     2.27

     The following table summarizes information about variable stock options outstanding as of December 31, 2000:

                                                Options Exercisable and
                                                      Outstanding
                                              -----------------------------
                                Weighted-
                                 Average                        Weighted-
             Range of           Remaining                        Average
             Exercise             Life           Options        Exercise
             --------             ----           -------        --------
              Prices            (years)                          Price
              ------            -------                          -----

          $3.00 to  7.50            4.0           116,750       $ 6.63
          $7.51 to 15.58            3.8           595,900       $11.27

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation plans other than for compensation and performance-based stock awards. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for the awards under the plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("FAS 123"), the effect on the Company's net income and earnings per share would have been adjusted to the pro forma amounts as indicated below:

                                            2000         1999          1998
                                         -----------  -----------   -----------
          Net Earnings
            As reported                  $13,343,000  $24,029,000   $ 1,232,000
            Pro forma                    $12,975,000  $23,650,000   $   757,000

          Earnings per share (Basic)
            As reported                  $      2.09  $      2.35   $      0.12
            Pro forma                    $      2.03  $      2.31   $      0.07

          Earnings per share (Diluted)
            As reported                  $      1.99  $      2.31   $      0.11
            Pro forma                    $      1.94  $      2.28   $      0.07

     The Company employed the Black-Scholes option-pricing model in order to calculate the above reduction in net income and earnings per share. The effect on net earnings for 2000, 1999, and 1998 is not necessarily representative of the effect in future years. The following table describes the assumptions utilized by the Black-Scholes option-pricing model and the resulting fair value of the options granted:

                                               1999        1998
                                               ----        ----

               Volatility                      0.415       0.313
               Risk-free interest rate          6.00%       6.00%
               Expected life in years           2.28        2.05
               Forfeiture rate                  0.00%       0.00%
               Dividend yield                   0.00%       0.00%

     In 1988, the Company granted stock options totaling 533,333 shares with a nominal exercise price to certain of its officers as part of the emergence from bankruptcy reorganization. These options became 50% vested at the date of grant with the remaining options ratably vesting through June 1, 1991. As of December 31, 2000, 3,333 of these options remain vested and unexercised.


Note 13.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                             2000           1999            1998
                                                             ----           ----            ----
     Numerator:

       Net Income..................................     $13,343,000     $24,029,000     $ 1,232,000

       Numerator for basic earnings per share
          -income available to common stockholders.     $13,343,000     $24,029,000     $ 1,232,000

       Numerator for diluted earnings per share
          -income available to common stockholders.     $13,343,000     $24,029,000     $ 1,232,000

     Denominator:

       Denominator for basic earnings per share
          -weighted-average shares.................       6,394,000      10,226,000      10,664,000

       Effect of dilutive options..................         305,000         160,000         176,000
                                                        -----------     -----------     -----------

       Denominator for diluted earnings per share
          -adjusted weighted-average shares and
          assumed conversions......................       6,699,000      10,386,000      10,840,000
                                                        ===========     ===========     ===========

       Basic earnings per share....................     $      2.09     $      2.35     $       .12
                                                        ===========     ===========     ===========

       Diluted earnings per share..................     $      1.99     $      2.31     $       .11
                                                        ===========     ===========     ===========

     For additional disclosures regarding the outstanding employee stock options see Note 12.

     The following table discloses the number of vested and outstanding options during 2000, 1999, and 1998 that were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

                                              2000         1999           1998
                                              ----         ----           ----
       Number of antidilutive options....   136,500        325,000        478,000

       Range of option prices
          for the antidilutive options...$14.85-$15.58  $12.55-$17.58  $11.25-$17.58


Note 14.  SALE OF MILL SITE PROPERTY

     During 2000, the Company sold the bulk of its remaining Fontana Mill Site Property for $16 million in cash plus the assumption of virtually all known and unknown environmental obligations and liabilities associated with the Mill Site Property to CCG. Also during 2000, the Company sold its Rancho Cucamonga Parcel to The California Speedway Corporation for $3.8 million.

     During 1999, the Company sold approximately 13 acres of its Napa Lots, a portion of the Mill Site Property, in two all cash transactions; 7.8 acres to Maas-Hansen Steel for $1,699,000, or $5.00 per square foot, and 5.2 acres to D.T. Sari for $1,110,000, or $4.90 per square foot.


Note 15.  SUPPLEMENTAL CASH FLOW INFORMATION

     As a result of the sale of the bulk of the Company's remaining Fontana Mill Site Property to CCG, the Company eliminated $21.3 million in environmental remediation liabilities.

     The Company paid interest during 2000, 1999, and 1998 of $273,000, $1,314,000, and $1,042,000, respectively.

     Income taxes paid in 2000, 1999 and 1998 were $3,755,000, $4,863,000 and
$48,000, respectively.

     As a result of the merger between PMI and ISC in July 1999, the Company's investment in PMI was converted into $24.4 million of cash and $57.0 million of ISC Class A common stock.

     During 1999, the Company issued $62,000 of common stock for payment of 1997 bonuses. During 1998, the Company issued $142,000 of common stock for payment of 1997 bonuses.

     During 1999, the Company carried back a note receivable for $68,000 from McLeod Properties, Fontana LLC (Budway Trucking, Inc.) from the sale of approximately one-third of an acre of Mill Site Property.

     The Company has not capitalized interest or property taxes during 2000, 1999, and 1998.


Note 16.  INCOME TAXES

     The income tax provisions for the years ended December 31, 2000, 1999 and 1998 are composed of the following:

                                                      2000           1999          1998
                                                      ----           ----          ----
Current tax expense (credit):
  Federal..................................    $          ---    $ 1,582,000    $      ---
  State....................................            33,000      6,782,000        12,000
                                               --------------    -----------    ----------
                                                       33,000      8,364,000        12,000
                                               --------------    -----------    ----------
Deferred tax expense credited to equity:
  Federal..................................               ---      6,048,000       105,000
  State....................................               ---            ---           ---
                                               --------------    -----------    ----------
                                                          ---      6,048,000       105,000
                                               --------------    -----------    ----------
Deferred tax expense (credit):
  Federal..................................       (12,144,000)    (1,000,000)          ---
  State....................................           146,000     (2,211,000)      126,000
                                               --------------    -----------    ----------
                                                  (11,998,000)    (3,211,000)      126,000
                                               --------------    -----------    ----------

                                               $  (11,965,000)   $11,201,000    $  243,000
                                               ==============    ===========    ==========

     There are no deferred tax amounts recorded as a component of equity subsequent to December 31, 1999, as all pre-reorganization NOLs have been utilized. In accordance with FASB 109, the tax benefits of all deductible temporary differences and loss carryforwards that existed at the date of a reorganization must be credited directly to additional paid-in capital when the initial recognition of these benefits occurs subsequent to the reorganization.

     Deferred tax liabilities (assets) are comprised of the following as of December 31, 2000 and 1999:

                                                              2000            1999
                                                              ----            ----
       Land held for development......................   $  1,911,000     $        ---
       Investment in Fontana Union....................      6,392,000        6,392,000
       Investment in PMI..............................            ---              ---
       Depreciation...................................        114,000          116,000
                                                         ------------     ------------
                                                            8,417,000        6,508,000
                                                         ------------     ------------

       Land held for development......................            ---       (1,103,000)
       Environmental remediation......................     (1,788,000)        (523,000)
       Investment in MRC..............................     (1,822,000)      (1,823,000)
       Accounts receivable reserve....................        (33,000)        (107,000)
       State Taxes....................................            ---       (2,306,000)
       Other..........................................     (2,200,000)      (1,817,000)
       Loss carryforwards.............................    (15,672,000)     (14,055,000)
                                                         -------------    -------------
                                                          (21,515,000)     (21,734,000)
                                                         ------------     ------------
       Less:  Deferred tax asset valuation allowance..        238,000       14,364,000
                                                         ------------     ------------
                                                         $(12,860,000)    $   (862,000)
                                                         =============    =============

     The net change in the valuation allowance during 2000, 1999, and 1998 was a reduction of $14,126,000, $10,635,000, and $759,000, respectively. The decrease in the valuation allowance for 2000 was due to the anticipated utilization of net operating loss carry forwards that shall occur during 2001 as a result of the sale of the Fontana Union stock.

     A reconciliation of the effective income tax rate to the federal statutory rate, for financial reporting purposes, is as follows:

                                                                    2000     1999    1998
                                                                    ----     ----    ----
    Federal statutory rate......................................    34.0%    34.0%    34.0%
    Increase resulting from state tax, net of federal benefit...    12.9     12.7      8.1
    Federal Alternative Minimum Tax.............................     ---      4.5      ---
    Other.......................................................     ---      ---      1.5
    Additional recognition of pre-reorganization benefits.......     ---     17.2      3.6
    Decrease in post-reorganization valuation allowance.........  (915.2)   (40.5)     ---
    Non taxable equity earnings.................................     ---      3.9    (30.7)
                                                                     ---   ------   ------
                                                                  (868.3%)   31.8%    16.5%
                                                                 =======   ======   ======

     The consolidated NOL carryforwards available for federal income tax purposes as of December 31, 2000, are approximately $43,000,000 and will expire over a period from year 2006 through 2013. The amount of NOL carryforwards available for California state tax purposes as of December 31, 2000 are approximately $1,000,000 and will expire in 2010. There may be certain limitations as to the future annual use of NOLs if 50% or more of the stock of the Company changes ownership.


Note 17.  LEASED ASSETS AND SIGNIFICANT CUSTOMERS

Long-Term Leases

     The Company has a long-term lease agreement with Management Training Corporation ("MTC"). Minimum lease payments expected to be received by the Company through the next five years are as follows:

               Year Ending
               December 31          MTC Lease
               -----------          ---------

                 2001               $  390,000
                 2002               $      ---
                 2003               $      ---
                 2004               $      ---
                 2005               $      ---

     The net book value of Eagle Mountain at December 31, 2000 was approximately $8.9 million. Only a portion of Eagle Mountain is being utilized for the MTC Lease.

Significant Customers

     The Company received substantial portions of its revenue from the following customers:

          Year Ended            Cucamonga
          December 31             Lease              MTC Lease
          -----------             -----              ---------

            2000               $5,640,000           $   780,000
            1999               $5,228,000           $   764,000
            1998               $5,201,000           $   729,000

Note 18.  COMMITMENTS AND CONTINGENCIES

Environmental Contingencies

     As discussed in Note 10 above, the Company estimates, based upon current information, that its future remediation and other environmental costs, including groundwater and other possible third party claims, is approximately $4.5 million.

Pension Plans

     The Company currently sponsors a voluntary qualified 401(k) savings plan and a nonqualified pension plan, available to all full-time employees. Participants may make contributions of up to 15% of their compensation with the Company matching one-half of each participant's contribution up to 6% of compensation. The non-qualified plan mirrors the qualified 401(k) plan.

     Total expense relative to these plans for the years ended December 31, 2000, 1999, and 1998 was $158,000, $156,000, and $191,000, respectively.

Letters of Credit

     At December 31, 2000, the Company had guaranteed a letter of credit outstanding on its behalf to third parties totaling $120,000. This letter of credit was issued for reclamation activities performed at an idled coal property, on behalf of and at the expense of the KSC bankruptcy estate.


Note 19.  LEGAL PROCEEDINGS

     The Company, in the normal course of its business, is involved in various claims and legal proceedings. A number of litigation matters previously reported have settled and such settlements did not have a material adverse impact on the Company's financial statements. Except for those matters described below, management believes these matters will not have a material adverse effect on Kaiser's business or financial condition. Significant legal proceedings, including those which may have a material adverse effect on the Company's business or financial condition, are summarized as follows:

Litigation

Bankruptcy Claims

     The Company's predecessor, KSC, was in reorganization under Chapter 11 of the United States Bankruptcy Code from February 1987 until November 1988. Pursuant to the KSC Plan of Reorganization (the "KSC Plan"), the Company established a subsidiary, KSC Recovery, Inc., which was engaged in the process of pursuing certain legal actions on behalf of the former creditors of KSC and handling the remaining administrative duties of the KSC bankruptcy estate, including claims resolution. All litigation and bankruptcy administration costs are borne by KSC Recovery, Inc., which maintains a cash reserve from previous litigation and other recoveries to fund anticipated ongoing litigation and administration costs. All major remaining claims in the bankruptcy estate were settled in 1995, with completion of one major settlement occurring in 1996. Resolution of these claims allowed for a distribution of cash and stock to most of the unsecured creditors of the KSC bankruptcy estate in the second quarter of 1996. Consistent with KSC Recovery, Inc.'s role solely as an agent of the former KSC creditors, the Company's consolidated statements of operations and cash flows do not reflect any of KSC Recovery, Inc.'s activities. Because of the minimum activities of the KSC bankruptcy estate, the Bankruptcy Court terminated its supervision over the estate in October 1996. However, the bankruptcy estate was recently reopened to address certain litigation matters.

     From time-to-time, various other environmental and similar types of claims, such as the environmental and asbestos litigation discussed above that relate to KSC pre-bankruptcy activities are asserted against KSC Recovery, Inc. and the Company. Excluding asbestos claims, there were approximately four environmental claims resolved through the bankruptcy estate in 2000. In connection with the KSC Plan, the Company, as the reorganized successor to KSC, was discharged from all liabilities that may have arisen prior to confirmation of the KSC Plan, except as otherwise provided by the KSC

Plan and by law. Although the Company believes that in general all pre-petition claims were discharged under the KSC Plan, except as provided in the KSC Plan as allowed by law in the event any of these claims or other similar claims are ultimately determined to survive the KSC bankruptcy, it could have a material adverse effect on the Company.

     Asbestos Suits. The Company along with KSC Recovery, Inc. are currently named in approximately sixty (60) active asbestos lawsuits. The Company and KSC Recovery, Inc. have been previously named in other asbestos suits, but for various reasons those suits are not currently being pursued. Most of the plaintiffs alleged that they were aboard Kaiser ships or worked in shipyards in the Oakland/San Francisco, California area or Vancouver, Washington area in the 1940's and that the Company and/or KSC Recovery, Inc. were in some manner associated with one or more shipyards or has successor liability. However, there are several claims involving other facilities such as the Mill Site Property. Most of these lawsuits are third party premises claims claiming injury resulting from exposure to asbestos and involve multiple defendants. The Company anticipates that it, often along with KSC Recovery, Inc., will be named as a defendant in additional asbestos lawsuits. A number of large manufactures and/or installers of asbestos and asbestos containing products have filed for bankruptcy over the past couple of years, increasing the likelihood that additional suits will be filed. In addition, the trend has been toward increasing trial damages and settlement demands. Virtually all of the complaints against the Company and KSC Recovery, Inc. are non-specific, but involve allegations relating to pre-bankruptcy activities. To date, several, but not all, of the plaintiffs have agreed that they will not personally pursue the Company, but they have been granted the right to pursue the Company's insurance coverage, to the extent there is coverage. The Company currently believes that it does have substantial insurance coverage for many of the claims and has tendered these suits to appropriate insurance carriers. Many, but not all, of the current asbestos claims are being accepted for defense and indemnity purposes by the insurance carriers, subject to a reservation of rights. However, there currently is a dispute as to the amount of insurance coverage. The Company and KSC Recovery, Inc. are engaged in settlement negotiations with the insurance carriers with regard to the coverage dispute. In addition, the Company has reserved for asbestos claims and related matters as a part of its environmental reserves and has not reduced its reserves for any potential recoveries from insurance carriers or others. The Company also currently believes that it has various defenses to these claims, including the discharge granted to it in connection with KSC's bankruptcy reorganization. However, this is an evolving area of the law and it is possible that the bankruptcy discharge will not be recognized in many of the asbestos claims. Because the claims involve pre-bankruptcy activities, the KSC bankruptcy estate, through KSC Recovery, Inc. has been incurring defense and settlement costs, which should in large part be reimbursed by insurance.


Note 20.  SUBSEQUENT EVENTS

     As of November 14, 2000, the Company entered into that certain Stock Purchase Agreement and Joint Escrow Instructions pursuant to which the Company agreed to sell its ownership interest in Fontana Union to Cucamonga for $87.5 million plus approximately $2.5 million in payments due under the lease with Cucamonga through December 31, 2000. The Company solicited stockholder approval of the Fontana Union Stock Sale pursuant to that certain Notice of Consent Solicitation and Consent Solicitation Statement each dated January 5, 2001. After stockholder approval of the proposed transaction in February 2001, the Fontana Union Stock Sale was completed on March 6, 2001. Subsequent to the closing of the sale, the Company paid approximately $4.6 million pursuant to the commission agreement that the Company had executed in regard to finding a lessee for its Fontana Union shares.

     Effective February 1, 2001, the Company sold various mineral properties, including the Silver Lake Mine, an active iron ore mine, for approximately $2.0 million. The Company received cash of approximately $700,000 in the transaction with the balance of the purchase price represented by buyers' promissory note. The principal balance of the promissory note accrues interest at the rate of 8% per annum and is payable over a term of five years. The assets sold secure the note.

Note 21.  QUARTERLY FINANCIAL DATA (Unaudited)

                                                   First         Second            Third            Fourth
                                                  Quarter        Quarter          Quarter           Quarter
                                                  ------         ------           -------           -------
2000
Resource revenues............................   $1,408,000    $   1,593,000    $    1,526,000     $  3,117,000
Income (loss) from operations................   $  393,000    $     745,000    $      283,000     $   (624,000)
Income (loss) before income tax provision....   $  501,000    $     793,000    $      449,000     $   (365,000)

Net income...................................   $  300,000    $     476,000    $      269,000     $ 12,298,000

Earnings per share...........................
   Basic.....................................   $     0.05    $         .07    $         0.04     $       1.93
   Diluted...................................   $     0.04    $         .07    $         0.04     $       1.84

1999

Resource revenues............................   $  833,000    $   1,269,000    $   40,394,000     $  7,020,000
Income (loss) from operations................   $ (223,000)   $     304,000    $   39,254,000     $ (3,607,000)
Income (loss) before income tax provision....   $ (542,000)   $     (30,000)   $   39,150,000     $ (3,348,000)

Net (loss) income............................   $ (327,000)   $     (26,000)   $   29,307,000     $ (4,925,000)

Earnings (loss) per share....................
   Basic.....................................   $     (.03)   $         .00    $         2.77     $       (.39)
   Diluted...................................   $     (.03)   $         .00    $         2.73     $       (.39)

                     KAISER VENTURES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                     as of

                                                                 June 30,       December 31,
                                                                   2001             2000
                                                                   ----             ----
                                                               (Unaudited)
ASSETS
Current Assets
     Cash and cash equivalents............................    $ 85,583,000     $10,097,000
     Accounts receivable and other, net of allowance for
       doubtful accounts of $83,000.......................         671,000       2,497,000
     Deferred tax assets..................................             ---      10,699,000
     Note receivable......................................         323,000         107,000
                                                              ------------     -----------

                                                                86,577,000      23,400,000
                                                              ------------     -----------

Eagle Mountain Landfill Investment........................      24,706,000      24,154,000
                                                              ------------     -----------

Investment in West Valley MRF.............................       3,634,000       3,660,000
                                                              ------------     -----------

Land and improvements.....................................       2,503,000       2,743,000
                                                              ------------     -----------

Investment in Fontana Union Water Company.................             ---      16,612,000
                                                              ------------     -----------
Other Assets
     Note receivable......................................       1,528,000         589,000
     Deferred tax assets..................................             ---       2,161,000
     Unamortized environmental insurance premium (See            3,800,000             ---
        Note 3)...........................................
     Buildings and equipment (net)........................       1,367,000       1,463,000
     Other assets.........................................             ---           6,000
                                                              ------------     -----------

                                                                 6,695,000       4,219,000
                                                              ------------     -----------

Total Assets..............................................    $124,115,000     $74,788,000
                                                              ============     ===========

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                     as of

                                                                   June 30,      December 31,
                                                                     2001            2000
                                                                     ----            ----
                                                                  (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
      Accounts payable......................................    $    619,000     $   302,000
      Income taxes payable..................................       1,054,000             ---
      Accrued liabilities...................................       2,911,000       3,824,000
                                                                ------------     -----------

                                                                   4,584,000       4,126,000
                                                                ------------     -----------

Long-term Liabilities
      Deferred gain on sale of real estate..................         643,000         696,000
      Accrued liabilities...................................         493,000         722,000
      Environmental remediation.............................       4,000,000       4,490,000
                                                                ------------     -----------

                                                                   5,136,000       5,908,000
                                                                ------------     -----------

Total Liabilities...........................................       9,720,000      10,034,000
                                                                ------------     -----------

Minority Interest...........................................       5,280,000       5,280,000
                                                                ------------     -----------

Commitments and Contingencies

Stockholders' Equity
      Common stock, par value $.03 per share, authorized
        13,333,333 shares; issued and outstanding
        6,553,187 and 6,522,700 respectively................         196,000         195,000
      Capital in excess of par value........................      53,237,000      51,676,000
      Retained earnings.....................................      55,682,000       7,603,000
                                                                ------------     -----------

Total Stockholders' Equity..................................     109,115,000      59,474,000
                                                                ------------     -----------

Total Liabilities and Stockholders' Equity..................    $124,115,000     $74,788,000
                                                                ============     ===========

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                       for the Six Months Ended June 30

                                                               2001            2000
                                                               ----            ----
Resource Revenues
  Ongoing Operations
     Gain on sale of FUWC.................................    $65,171,000   $         ---
     Water resource.......................................        295,000       2,310,000
     Gain on Sale of California Mines.....................      1,756,000             ---
     Deferred gain on Mill Site land sales................         53,000             ---
     Income (loss) from equity method investment in the
         West Valley MRF, LLC.............................        474,000         808,000
                                                              -----------   -------------

         Total ongoing operations.........................     67,749,000       3,118,000

  Interim Activities Net Loss                                    (106,000)       (117,000)
                                                              ------------  --------------

         Total resource revenues..........................     67,643,000       3,001,000

Resource Operating Costs                                           42,000         235,000
                                                              -----------   -------------

Income from Resources.....................................     67,601,000       2,766,000
                                                               ----------   -------------
Corporate General and Administrative Expenses
  Corporate overhead expenses, excluding stock based
     compensation and stock option repricing expenses.....      1,968,000       1,628,000
  Stock based compensation expense........................        195,000             ---
  Stock option repricing expense..........................      1,272,000             ---
                                                               ----------   -------------

                                                                3,435,000       1,628,000
                                                               ----------   -------------
Income from Operations....................................     64,166,000       1,138,000

  Net interest income.....................................     (1,399,000)       (156,000)
                                                               ----------   -------------

Income before Income Tax Provision........................     65,565,000       1,294,000

  Income tax provision....................................     17,486,000         518,000
                                                               ----------   -------------

Net Income................................................    $48,079,000   $     776,000
                                                              ===========   =============

Basic Earnings Per Share..................................    $      7.35   $         .12
                                                              ===========   =============

Diluted Earnings Per Share................................    $      7.26   $         .12
                                                              ===========   =============

Basic Weighted Average Number of Shares Outstanding.......      6,544,000       6,362,000

Diluted Weighted Average Number of Shares Outstanding.....      6,621,000       6,725,000

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                       for the Six Months Ended June 30

                                                               2001            2000
                                                               ----            ----
Cash Flows from Operating Activities
    Net income........................................   $  48,079,000   $      776,000
    (Income) from equity method investments...........        (474,000)        (808,000)
    Gain on sale of FUWC Stock........................     (65,171,000)             ---
    Gain on sale of California Mines..................      (1,756,000)             ---
    Deferred tax expense..............................      12,860,000              ---
    Stock based compensation expense..................         159,000              ---
    Stock option repricing............................       1,273,000              ---
    Depreciation and amortization.....................         129,000          233,000
    Allowance for doubtful accounts...................             ---           (7,000)
    Mill Site deferred gain realized..................         (53,000)             ---
    Changes in assets:
      Receivables and other...........................       1,726,000          325,000
    Changes in liabilities:
      Current liabilities.............................        (960,000)        (548,000)
      Income taxes payable............................       1,054,000       (3,400,000)
      Long-term accrued liabilities...................        (129,000)        (208,000)
                                                         -------------   --------------

    Net cash flows from operating activities..........      (3,263,000)      (3,637,000)
                                                         ------------    --------------

Cash Flows from Investing Activities
    Proceeds from the sale of FUWC Stock..............      81,783,000              ---
    Proceeds from the sale of the California Mines....         726,000              ---
    Distribution from West Valley MRF.................         500,000          500,000
    Minority interest and other liabilities...........             ---          558,000
    Note receivable collections.......................         114,000           53,000
    Investment in Fontana Union Water Co..............             ---         (654,000)
    Environmental insurance...........................      (3,800,000)             ---
    Capital expenditures..............................        (579,000)      (1,974,000)
    Environmental remediation expenditures............        (126,000)        (496,000)
                                                         -------------   --------------

    Net cash flows from investing activities..........      78,618,000       (2,013,000)
                                                         -------------   --------------

Cash Flows from Financing Activities
    Issuance of common stock..........................         131,000          559,000
                                                         -------------   --------------

    Net cash flows from financing activities..........         131,000          559,000
                                                         -------------   --------------

Net Changes in Cash and Cash Equivalents..............      75,486,000       (5,091,000)

Cash and Cash Equivalents at Beginning of Year........      10,097,000       14,686,000
                                                         -------------   --------------

Cash and Cash Equivalents at End of Quarter...........   $  85,583,000   $    9,595,000
                                                         =============   ==============

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

     UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    for the Six Months Ended June 30, 2001

                                                         Capital In
                                      Common Stock       Excess of       Retained
                                  Shares       Amount    Par Value       Earnings          Total
Balance at December 31, 2000    6,522,700   $  195,000   $51,676,000   $   7,603,000   $    59,474,000

   Issuance of shares of
     common stock............      30,487        1,000     1,561,000             ---         1,562,000

   Net income................         ---          ---           ---      48,079,000        48,079,000
                                ---------   ---------    -----------   -------------   ---------------

Balance at June 30, 2001        6,553,187   $  196,000   $53,237,000   $  55,682,000   $   109,115,000
                                =========   ==========   ===========   =============   ===============

        The accompanying notes are an integral part of the consolidated financial statements.

                     KAISER VENTURES INC. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1.   BASIS OF PRESENTATION

         The unaudited, consolidated financial statements as of June 30, 2001 and for the three and six month periods ended June 30, 2001 and 2000, as well as related notes, should be read in conjunction with the audited consolidated financial statements and related notes as of and for the year ended December 31, 2000. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary (all of which are normal and/or recurring in nature) to present fairly the Company's financial position at June 30, 2001, and results of operations and cash flows for the three and six month periods ended June 30, 2001 and 2000.

Eagle Mountain Landfill Investment

     The Eagle Mountain Landfill Investment includes the deferred cost of permitting and developing the landfill project: $18.9 million as of June 30, 2001 and $18.4 million as of December 31, 2000, plus the $5.8 million of recorded land costs as of both June 30, 2001 and December 31, 2000, associated with the project.

     Although the District agreed that interest on $39 million of the $41 purchase price of Eagle Mountain began to accrue on May 3, 2001, the Company will not, due to the numerous uncertainties involved with the sale, record any accrued interest in its financial statements until the uncertainties involved are adequately resolved.

Reclassification

     Certain amounts in the prior year have been reclassified to conform to the current year financial statement presentation.

Note 2.   SALE OF FONTANA UNION WATER COMPANY STOCK

     Effective March 6, 2001, the Company completed the sale of its approximately 53.71% ownership interest in the capital stock of Fontana Union Water Company ("FUWC") a mutual water company, to Cucamonga for $87.5 million. Included in the net gain of $65.2 million was the payment of $1.0 million to management pursuant to the Company's Long-Term Transaction Incentive Program. In addition, the Company received approximately $2.5 million in payments under the lease of FUWC shares to Cucamonga. Stockholder approval for the sale was obtained. With the sale of the FUWC interest, the lease with Cucamonga was effectively terminated and the rate dispute litigation between the Company and Cucamonga was settled.

     In connection with the sale of the Company's ownership interest in Fontana Union, the Company terminated its $30 million credit facility with Union Bank that was secured by Fontana Union stock and the Cucamonga Lease.

Note 3.   ENVIRONMENTAL INSURANCE

     One of the goals in the cash maximization strategy approved by the Company's Board of Directors in September 2000 was to reduce the liabilities associated with existing and potential future environmental and other similar types of claims. In furtherance of such goal, the Company purchased an insurance policy effective June 30, 2001 that is designed to provide broad commercial general liability, pollution legal liability, and contractual indemnity coverage for Kaiser's ongoing and historical operations. The policy has a twelve (12) year term and limits of $50,000,000 in the aggregate for defense and indemnity, with no deductible or self-insured retention. The policy is designed to provide coverage in excess of the Company's existing and historic insurance policies; however, to the extent that these other insurance policies are not responsive to a loss, the newly-purchased policy will provide first dollar coverage for a loss resulting from property damage, personal injury, bodily injury, cleanup costs or violations of environmental laws. The policy also provides for a broad defense of claims that are brought against the Company. The policy is specifically intended to provide additional coverage for Kaiser's known and/or potential liabilities arising from pollution conditions or asbestos-related claims. The policy also provides contractual indemnity coverage for scheduled indemnity obligations of Kaiser arising from, e.g., prior corporate transactions and real estate sales. The aggregate cost for this policy was approximately $5.8 million, of which KSC Recovery paid $2 million and the Company paid the balance of approximately $3.8 million.

     This policy will cover virtually any and all environmental liabilities and claims (up to the $50 million policy limit) relating to the historical operations and assets of the Company and reflected on the balance sheet under the caption Environmental Remediation. Due to the nature of the insurance policy, generally accepted accounting practices require that the cost of the policy be capitalized (see Other Assets) separately from the related liability and amortized as the related liabilities are resolved.


Note 4.   INCOME TAXES

     The Company's income tax provisions were calculated in accordance with FAS 109 and, as such, reflect both current amounts due and changes in the Company's current and long-term deferred tax assets and liabilities. On this basis, the income tax provisions for the six months ended June 30, 2001 and 2000 were as follows:


                                              2001              2000
                                              ----              ----

               Current taxes due..........   $ 4,626,000    $    356,000

               Change in deferred taxes...    12,860,000         162,000
                                             -----------    ------------

               Income tax expense.........   $17,486,000    $    518,000
                                             ===========    ============

         The change in deferred income taxes of $12,860,000 in 2001 represents the utilization of all the deferred tax assets recorded as of December 31, 2000.

     The following is a reconciliation of the income taxes payable as of June 30, 2001 and 2000:


                                                  2001            2000
                                                  ----            ----

               Balance at prior year end..    $ (221,000)    $  3,501,000

               Current taxes due..........     4,626,000          356,000

               Payments made in current
                year......................     3,351,000        3,756,000
                                              ----------     ------------

               Income tax payable as of
                 June 30..................    $1,054,000     $    101,000
                                              ==========     ============


Note 5.   SUPPLEMENTAL CASH FLOW INFORMATION

     In the first quarter of 2001, the Company sold its California Mine Property for $2 million, with $726,000 in cash paid at closing plus a $1.3 million note receivable secured by the real estate.

     During the six months ended June 30, 2001 the Company had 44,833 stock options exercised on a net basis. These transactions resulted in the Company receiving 30,146 shares of its own common stock as payment for the purchase price of the options and for the payment of income taxes.

Note 6.   COMMITMENTS AND CONTINGENCIES

     Environmental Contingencies. As of June 30, 2001, the Company estimates, based upon current information, that its future environmental liability related to certain matters not assumed by CCG Ontario, LLC in its purchase of the mill site property, including groundwater and other possible third party and asbestos claims, would be approximately $4.0 million. However, the Company purchased, effective June 30, 2001, a 12 year, $50 million insurance policy at a cost of approximately $3.8 million. This policy will cover, among other things, virtually any and all environmental liabilities and claims, including defense costs,(up to the $50 million policy limit) relating to the historical operations and assets of the Company and reflected in the above $4.0 million liability.

                                    ANNEX A

                         AGREEMENT AND PLAN OF MERGER

                                      of

                 Kaiser Ventures inc., a Delaware corporation

                                      and

           Kaiser Ventures llc, a Delaware limited liability company


          This Agreement and Plan of Merger (the "Agreement") is made as of _______, 2001, between Kaiser Ventures Inc., a Delaware corporation ("KVI"), and Kaiser Ventures LLC, a Delaware limited liability company ("KVLLC"), with reference to the following facts:

          A. The Board of Directors and stockholders of KVI have determined that merging KVI into KVLLC would, among other things, permit KVI and its stockholders to take advantage of certain tax planning strategies while increasing KVI's flexibility in dealing with its assets;

          B. Due in part to these advantages, the Board of Directors and stockholders of KVI have determined that it is in the best interests of KVI and its stockholders to merge KVI with and into KVLLC pursuant to the provisions of the Delaware General Corporation Law and upon the terms and conditions hereinafter set forth; and

          C. The managers and members of KVLLC have determined that it is in the best interests of KVLLC and its members to merge KVI with and into KVLLC pursuant to the provisions of the Delaware Limited Liability Company Act and upon the terms and conditions hereinafter set forth, which is intended to constitute a "plan of liquidation" of KVI for federal income tax purposes.

          NOW, THEREFORE, in consideration of the mutual premises contained herein, the parties hereby agree as follows:

1.   Merger of KVI into KVLLC.  Pursuant to the provisions of Sections 264 and
     ------------------------
18-209 of the Delaware General Corporation Law and the Delaware Limited Liability Company Act, respectively, KVI shall be merged with and into KVLLC, and KVLLC shall be the surviving company (the "Surviving Company") after the Effective Time of the merger (the "Merger"). The effective time of the Agreement, and the time when the Merger shall become effective, shall be as set out in the Certificate of Merger filed with the Secretary for State for the State of Delaware (the "Effective Time"). The separate existence of KVI shall cease at the Effective Time in accordance with the provisions of the Delaware General Corporation Law and pursuant to the provisions of the Delaware Limited Liability Company Act. At the Effective Time, the assets and liabilities of KVLLC shall be the same as those of KVI by operation of Delaware law, except that the stockholders of KVI will have received the Cash Consideration (as defined below) in the Merger.

2.  Operating Agreement; Managers and Officers; Capital Structure.  The
    -------------------------------------------------------------
Operating Agreement of KVLLC, as in force and effect immediately prior to the Merger, shall continue to be the Operating Agreement of the Surviving Company after the Effective Time. The directors of KVI immediately prior to the Effective Time shall be the managers, and the officers of KVI shall be the officers, of the Surviving Company after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At the Effective Time, the Surviving Company will have issued and outstanding Class A membership units (each a "Class A Unit") and nonvoting Class B membership units (each a "Class B Unit").

3.  Effect of Merger on Equity.  At the Effective Time, by virtue of the Merger
    --------------------------
and without any action on the part of the holder of any shares of KVI common stock (the issued and outstanding shares of KVI Stock, the "KVI Stock"), or any Class A Units or Class B Units, each share of KVI Stock, Class A Unit and Class B Unit shall be converted or treated as set forth below:

                                    Annex A-1

     3.1.  KVI Common Stock. At the Effective Time, each outstanding share of
           ----------------
KVI Stock shall be automatically converted into the right to receive $10.00 in cash ("Cash Consideration") and one Class A Unit. Subject to Section 3.4, at the Effective Time, all shares of KVI Stock shall automatically be cancelled and retired and shall cease to exist or be outstanding, and each holder of a certificate representing any such shares of KVI Stock shall cease to have any rights with respect thereto, except the right to receive the Cash Consideration and one Unit for each share of KVI Stock. Any common stock of KVI held by KVLLC will be cancelled.

     3.2.  KVI Options and Warrants. At the Effective Time, each outstanding and
           ------------------------
unexercised option and warrant (each, a "Derivative Security") to purchase shares of KVI Stock (whether vested or unvested) immediately prior thereto shall cease to represent a right to acquire KVI Stock and shall automatically be converted into the right to receive the following:

           3.2.1. If the exercise price per share of a Derivative Security is greater than the Cash Consideration, such Derivative Security shall be converted automatically into the right to receive a new Derivative Security to purchase, on the same terms and conditions as the original Derivative Security, a number of Class A Units equal to the number of shares of Common Stock subject to the original Derivative Security, but with an exercise price per Class A Unit equal to the exercise price per share of Common Stock of the original Derivative Security less the Cash Consideration.

           3.2.2. If the exercise price per share of a Derivative Security is less than the Cash Consideration, such Derivative Security shall be deemed exercised and converted automatically into the right to receive, for each share of Common Stock subject to the Derivative Security, (a) cash in an amount equal to the Cash Consideration less the exercise price per share of Common Stock of the original Derivative Security and (b) one Class A Unit.

At the Effective Time, all Derivative Securities of KVI shall automatically be cancelled and retired and shall cease to exist or be outstanding, and each holder of a certificate or agreement representing any such Derivative Security shall cease to have any rights with respect thereto, except the right to receive the consideration set forth above.

     3.3.  KVLLC Units. At the Effective Time, each Class A Unit outstanding
           -----------
prior to the Merger will be cancelled. Each Class B Unit outstanding prior to the Merger will remain outstanding, unaffected by the Merger.

     3.4.  Shares of Dissenting KVI Stockholders. Notwithstanding anything in
           -------------------------------------
this Agreement to the contrary, no issued and outstanding shares of KVI Stock held by a person (a "Dissenting Stockholder") who objects to the Merger and complies with all the provisions of Delaware law concerning the right of holders of KVI Stock to dissent from the Merger and require appraisal of their shares of KVI Stock ("Dissenting Shares") shall be converted as described in Sections 3.1, but instead shall be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the laws of the State of Delaware under Section 262 of the Delaware General Corporation Law. If, after the Effective Time, a Dissenting Stockholder withdraws his or her demand for appraisal or fails to perfect or otherwise loses his or her right of appraisal, in any case pursuant to the Delaware General Corporation Law, his or her shares of KVI Stock shall be deemed to be converted as of the Effective Time into the right to receive the consideration set forth under Section 3.1. KVI shall not, without the prior written consent of KVLLC, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

4. Exchange of Certificates.
   ------------------------

     4.1.  Exchange Procedure.  As soon as reasonably practicable after the
           ------------------
Effective Time, KVLLC shall mail or otherwise deliver to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of KVI Stock (or, in the case of Derivative Securities, any agreement representing those Securities) (collectively, the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Surviving Company and shall be in a

                                    Annex A-2
form and have such other provisions as the Surviving Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the consideration set forth in Section 3. Upon surrender of a Certificate for cancellation to the Surviving Company or to such other agent or agents as may be appointed by the Surviving Company, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Surviving Company, the Surviving Company shall pay or provide to the holder of such Certificate in exchange therefor the amount of consideration into which the shares of KVI Stock theretofore represented by such Certificate shall have been converted pursuant to Section 3, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of KVI Stock which is not registered in the transfer records of KVI, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Company such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 4.1, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration, without interest, into which the shares of KVI Stock theretofore represented by such Certificate shall have been converted pursuant to this Section 4.1. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

     In the event a holder of KVI Stock is unable to deliver a Certificate for cancellation and exchange, in addition to a duly executed letter of transmittal, such stockholder shall deliver to the Surviving Company (i) evidence reasonably satisfactory to the Surviving Company of the loss, theft, destruction or mutilation of any Certificate, (ii) except in the case of mutilation, an indemnity or security reasonably satisfactory to the Company, and (iii) such other documents as may reasonably be required by the Surviving Company.

     4.2. No Further Ownership Rights in KVI Stock. All consideration paid upon
          ----------------------------------------
the surrender of Certificates in accordance with the terms of this Section 4 shall be deemed to have been paid in full satisfaction of all rights pertaining to the KVI Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the KVI Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Section 4.

     4.3. No Liability. None of KVI, KVLLC nor the Surviving Company shall be
          ------------
liable to any person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Section 4 would otherwise escheat to or become the property of any governmental entity), the consideration in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Company, free and clear of all claims or interests of any person previously entitled thereto.

     5.   Termination of Agreement.  Notwithstanding the full adoption of this
          ------------------------
Agreement, it may be terminated at any time prior to the Effective Time by (i) written agreement approved by the Board of Directors of KVI and the managers of KVLLC, or (ii) by either party without cause after December 31, 2001.


     6.   Federal Income Tax Treatment. The parties hereto intend that the
          ----------------------------
Merger be treated, for federal income tax purposes, as a tax-free contribution by KVI of certain of its assets to KVLLC in exchange for Class A Units and the assumption of liabilities, if any, by KVLLC under section 721 of the Internal Revenue Code of 1986, as amended (the "Code"), followed by the distribution of such units and cash by KVI to its shareholders in complete liquidation of KVI within the meaning of section 336 of the Code. Each party hereto shall prepare its tax returns, and shall not take any action before or after the Effective Time that is inconsistent with, the intended tax treatment of the Merger as described in the preceding sentence.

                                    Annex A-3

7.   Miscellaneous Provisions.
     ------------------------

       7.1.  Entire Understanding; Modifications. This Agreement sets forth the
             -----------------------------------
entire agreement and understanding of the parties hereto in respect to the Transaction, and supersedes all prior written and oral agreements, arrangements and understandings, and all contemporaneous oral agreements, arrangements and understandings, relating to the subject matter hereof and is not intended to confer upon any other person any rights or remedies hereunder. There have been no representations or statements, oral or written, that have been relied on by any party hereto, except those expressly set forth in this Agreement. This Agreement may not be amended, altered or modified except in a writing signed by both parties.

       7.2.  No Third Party Benefits. None of the provisions of this Agreement
             -----------------------
shall be for the benefit of, or enforceable by, any third party beneficiary.

       7.3.  Governing Law; Jurisdiction. This Agreement has been negotiated and
             ---------------------------
entered into in the State of Delaware, concerns a Delaware business and all questions with respect to the Agreement and the rights and liabilities of the parties will be governed by the laws of that state, regardless of the choice of law provisions of Delaware or any other jurisdiction. Any and all disputes between the parties which may arise pursuant to this Agreement will be heard and determined before an appropriate federal or state court located in Los Angeles, California. The parties hereto acknowledge that such court has the jurisdiction to interpret and enforce the provisions of this Agreement and the parties waive any and all objections that they may have as to personal jurisdiction or venue in any of the above courts.

       7.4.  Rules of Construction.
             ---------------------

             7.4.1.  Headings. The Article and Section headings in this
                     --------
Agreement are inserted only as a matter of convenience, and in no way define, limit, or extend or interpret the scope of this Agreement or of any particular Article or Section.

             7.4.2.  Severability. The validity, legality or enforceability of
                     ------------
the remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable in any respect.

       7.5.  Expenses.  Except as may be awarded for damages as a result of any
             --------
breach of this Agreement or otherwise agreed in writing by the parties, the parties hereto will each pay all of their own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement and the Transaction, including, without limitation, all fees and expenses of their respective agents, representatives, counsel and accountants.

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                        KAISER VENTURES INC.

                                        By:____________________________________
                                        Its:


                                        KAISER VENTURES LLC

                                        By:____________________________________
                                        Its:

                                    Annex A-4

                            CERTIFICATE OF SECRETARY
                                       OF
                              KAISER VENTURES INC.

   The undersigned, being the Secretary of Kaiser Ventures Inc., a Delaware corporation ("KVI"), does hereby certify that the foregoing Agreement and Plan of Merger was approved in accordance with Section 264 of the Delaware General Corporation Law by the holders of at least a majority of the outstanding stock of KVI entitled to vote thereon, and that prompt written notice of the adoption has been given to those stockholders who have not indicated their consent thereto.

Dated:         , 2001.

                                          -------------------------------------
                                          Terry L. Cook, Secretary

                                   Annex A-5

                        CERTIFICATE OF AUTHORIZED PERSON
                                       OF
                              KAISER VENTURES LLC

   The undersigned, being an authorized person of Kaiser Ventures LLC, a Delaware limited liability company, does hereby certify that the foregoing Agreement and Plan of Merger was approved in accordance with the Limited Liability Company Agreement of said limited liability company and in accordance with Section 18-302 of the Delaware Limited Liability Company Act.

Dated:       , 2001.

                                          -------------------------------------
                                          Terry L. Cook, Authorized Person

                                   Annex A-6

                                    ANNEX B

                             CERTIFICATE OF MERGER

                                    MERGING

                             KAISER VENTURES INC.
                             --------------------

                            a Delaware corporation

                                 WITH AND INTO

                              KAISER VENTURES LLC
                              -------------------

                     a Delaware limited liability company

        Pursuant to Section 264 of the Delaware General Corporation Law
                                      and
         Section 18-209 of the Delaware Limited Liability Company Act

     It is hereby certified that:

          1. The name and state of domicile of each of the constituent business entities participating in the merger are as follows:

          NAME                                    STATE OF DOMICILE
          ----                                    -----------------

          Kaiser Ventures Inc.                    Delaware

          Kaiser Ventures LLC                     Delaware

          2. An Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by the Board of Directors of Kaiser Ventures Inc. as of ____________ ___, 2001 and by the majority of the outstanding stock Kaiser Ventures Inc. as of _____________ _____, 2001, in accordance with the provisions of Sections 251 and 264 of the Delaware General Corporation Law.

          3. An Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by the Board of Managers of Kaiser Ventures LLC as of _____________ ____, 2001, in accordance with the provisions of its Operating Agreement and Section 18-209 of the Delaware Limited Liability Company Act.

          4. The name of the surviving limited liability company is Kaiser Ventures LLC.

          5. A copy of the executed Agreement and Plan of Merger is on file at the office of Kaiser Ventures LLC, 3633 E. Inland Empire Boulevard, Suite 850, Ontario, California 91764.

          6. A copy of the Agreement and Plan of Merger will be furnished by Kaiser Ventures LLC, on request and without cost, to any stockholder of Kaiser Ventures Inc. or any member of Kaiser Ventures LLC.

                                    Annex B-1

          7. The merger of Kaiser Ventures Inc. with and into Kaiser Ventures LLC, shall be effective as of the date of filing this Certificate of Merger with the Delaware Secretary of State.

Dated:  _________________ ___, 2001

                                                  Kaiser Ventures Inc.


                                                  By:__________________________
                                                     Terry L. Cook, Secretary

                                                  Kaiser Ventures LLC


                                                  By:__________________________
                                                     Terry L. Cook, Secretary


                                    ANNEX B-2

                                    ANNEX C

                             AMENDED AND RESTATED
                 LIMITED LIABILITY COMPANY OPERATING AGREEMENT
                                      OF
                              KAISER VENTURES LLC

                     A Delaware Limited Liability Company

     This Amended and Restated Operating Agreement (this "Agreement"), is made as of October 1, 2001 and amends and restates the Operating Agreement, dated as of July 10, 2001 (the "Previous Agreement"), of Kaiser Ventures LLC (the "Company"), a Delaware limited liability company. The terms of this Agreement are as follows:

A. On July 10, 2001, a Certificate of Formation (the "Certificate") for Kaiser Ventures LLC (the "Company"), a limited liability company under the laws of the State of Delaware, was filed with the Delaware Secretary of State. As of July 10, 2001 Kaiser Ventures Inc., a Delaware corporation, ("KVI") contributed $100 in exchange for 1 Unit. Capitalized terms are generally defined in Schedule 0.

B. KVI wishes to amend and restate the Previous Agreement to adopt and approve this Agreement to establish its rights and responsibilities and to govern the Company's Members.

     NOW, THEREFORE, for good and valuable consideration the receipt of which is hereby acknowledged, KVI by this Agreement sets forth the operating agreement for the Company under the laws of the State of Delaware.

1.  ORGANIZATIONAL MATTERS

  1.1.       Formation.  Pursuant to the Act, the Company was formed as a
             ---------
Delaware limited liability company under the laws of the State of Delaware by filing the Certificate with the Delaware Secretary of State and entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

  1.2.       Name.  The name of the Company shall be "Kaiser Ventures LLC."  The
             ----
business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board deems appropriate or advisable. The President shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Board considers appropriate or advisable.

  1.3.       Term.  The term of this Agreement shall be perpetual, unless sooner
             ----
terminated as hereinafter provided.

  1.4.       Office and Agent.  The Company shall continuously maintain an
             ----------------
office and registered agent in the State of Delaware, as required by the Act. The principal office of the Company shall be as determined by the Board (the "Principal Office"). The Company also may have such offices, anywhere within and without the State of Delaware, as the Board from time to time may determine or the business of the Company may require. The registered agent shall be as stated in the Certificate or as otherwise determined by the Board.

  1.5.       Addresses of the Members. The respective names and addresses of and
             ------------------------
numbers and classes of Units held by the Members are set forth on Exhibit A.
                                                                  ---------
The Company shall revise Exhibit A from time to time as changes in the
                         ---------
information on that Exhibit occur, and may engage a transfer agent or other party to maintain such list on its behalf.

  1.6.       Purpose of Company.  The purpose of the Company is to engage in any
             ------------------
lawful activity for which a limited liability company may be organized under the Act.

                                   Annex C-1

  1.7.    Approval and Effect of Merger.  Each Member hereby approves the
          -----------------------------
merger of the Company with KVI, with the Company being the surviving entity (the "Merger"), and this Agreement being the Operating Agreement of the surviving entity. Upon the Effective Time of the Merger, each holder of Common Stock of KVI will automatically be admitted as a Member of the Company, holding that number of Units equal to the number of shares of KVI Common Stock held by such person immediately prior to the Merger, and with a capital account equal to the value of tax basis of the assets contributed by KVI divided by the number of Class A Units issued in the Merger.

  1.8.    Approval of Sale of Substantially All of the Assets.  The Company has
          ---------------------------------------------------
been formed with the expectation that the remaining assets of KVI will be sold or otherwise disposed of in an orderly fashion as the Board deems reasonable. Accordingly, no additional consent of the Members is required for any such sale or disposition, even if such sale or disposition involves substantially all of the assets of the Company.

2.  UNITS

  2.1.    Units.  The Membership Interest of each of the Members in the Company
          -----
shall consist of a number of "Units." The Units will initially consist of Class A Units (the "Class A Units") and, if the Company issues non-voting Class B Units (the "Class B Units"), the Units will include Class A Units and Class B Units.

  2.2.    Issuance of Units.  Subject to compliance with all of the terms of
          -----------------
this Agreement and applicable law, the Company may issue Units at any time and from time to time for such consideration as may be approved by the Board. It is currently anticipated that, prior to the consummation of the Merger, an aggregate of approximately 752,000 Class B Units will be issued to Richard A. Daniels, Gary W. Johnson and Kay Hazen, three former managers of MRC.
Additional classes of Units may be authorized by an amendment to this Agreement approved by a Majority of the Members. No additional Class B Units may be issued.

3.      CAPITAL CONTRIBUTIONS

  3.1.    Initial Capital Contributions.  KVI has contributed $100 in cash for
          -----------------------------
the Class A Units purchased by KVI. Upon issuance of Class B Units, each Class B Member will initially have a capital account equal to zero.

  3.2.    Additional Capital Contributions.  No Member shall be required to
          --------------------------------
make any additional Capital Contributions except as set forth in a written subscription agreement signed by that Member. No Member shall be entitled to make any additional Capital Contributions unless approved by the Board. Immediately following any additional Capital Contributions, the Capital Account of the existing Members shall be adjusted (for book but not tax purposes) to reflect the value ascribed to the newly issued Units.

  3.3.    Capital Accounts.  The Company shall establish an individual
          ----------------
Capital Account for each Member. The Company shall determine and maintain each Capital Account in accordance with Regulations Section 1.704-1(b)(2)(iv). If a Member Transfers all or a part of such Member's Membership Interest in accordance with this Agreement, such Member's Capital Account attributable to the Transferred Membership Interest shall carry over to the new owner of such Membership Interest pursuant to Regulations Section 1.704-1(b)(2)(iv)(1). Each Capital Account shall consist of a Member's paid-in Capital Contribution(s) (whether in cash, property, services or otherwise) (a) increased by such Member's allocated share of Net Profits in accordance with Article 4 hereof, (b) decreased by such Member's allocated share of Net Losses and distributions in accordance with Article 4 hereof, and (c) adjusted as otherwise required in accordance with the Code, Regulations and generally accepted accounting principles (to the extent consistent with the Code and Regulations).


                                   Annex C-2

  3.4.    No Interest.  No Member shall be entitled to receive any interest on
          -----------
such Member's Capital Contributions.

  3.5.    No Right to Withdraw Capital.  No Member shall be entitled to make
          ----------------------------
withdrawals from, or to receive repayment of, its Capital Account except as expressly provided herein. Each Member shall look solely to the assets of the Company, and no Member shall look to any other Member or to any Manager for the return of its Capital Contributions or any amount in its Capital Account.

4.      ALLOCATIONS OF NET PROFITS AND NET LOSSES

  4.1.    Allocation of Net Profits and Net Losses.  Subject to the Regulatory
          ----------------------------------------
Allocations in Schedule I, Net Profits and Net Losses shall be allocated as follows: During any year in which the Class B Units receive a distribution under
Section 5.2.1 hereof, the Class B Units will be allocated an amount of the Net Profits for that year equal to the amount of such distribution, or if the Company does not have Net Profits in that year equal to or greater than the amount of such distribution, the Class B Units shall be allocated items of Gross Income equal to the excess of the distribution over the Net Profits so allocated. All other items of income, gain, loss, or deduction of the Company will be allocated to the Class A Units according to their Percentage Interests.

  4.2.    Tax-Book Differences.  For tax purposes, items will be allocated to
          --------------------
the Members in the same manner as for book purposes, except that:  (i) Code
Section 704(c) shall apply to the allocation of items of income, gain, deduction, and loss related to contributed property having an adjusted federal income tax basis at the time of contribution that differs from its fair market value; and (ii) Regulations Section 1.704-1(b)(2)(iv)(f)(4) shall apply to the items of income, gain, deduction, and loss related to property with a book value adjusted pursuant to Regulations Section 1.704-1(b)(2)(iv)(f). In cases where Code Section 704(c) or Regulations Section 1.704-1(b)(2)(iv)(f) applies, the Members' Capital Accounts shall be adjusted in accordance with Regulations
Section 1.704-1(b)(2)(iv)(g). In the event that the book value of property is adjusted pursuant to Regulations Section 1.704-1(b)(2)(iv)(f), (i) the Members' Capital Accounts shall also be adjusted as required by Regulations Section 1.704-1(b)(2)(iv)(f)(2) and (ii) thereafter, in applying the allocation provisions of this Agreement for book purposes, the unrealized items reflected in the Capital Account adjustments required by Regulations Section 1.704-1(b)(2)(iv)(f)(2) shall be deemed to have been allocated to the Members pursuant to such allocation provisions.

  4.3.    Obligations of Members to Report Consistently.  The Members agree to
          ---------------------------------------------
be bound by the provisions of this Agreement in reporting their respective shares of Company income and loss for income tax purposes.

  4.4.    Tax Elections.  The Board may, in its sole discretion, cause the
          -------------
Company to make any elections required or permitted to be made by the Company under the Code and not otherwise expressly provided for in this Agreement, including, without limitation, the election referred to in Code Section 754 and corresponding provisions of state law; provided, however, that if the election
                                       --------  -------
referred to in Code Section 754 and corresponding provisions of state law is made, the Company shall not be required to make (and shall not be obligated to bear the expenses of making) any accounting adjustment resulting from such election in the information supplied to the Members, or if it provides such adjustments the Membership shall have the right to charge the Members benefiting from such election for the Company's reasonable expenses in making such adjustments. Each of the Members will, upon request, supply the information necessary to give proper effect to such election.

  4.5.    Variations in Percentage Interests.  If the number of Units are
          ----------------------------------
increased or decreased by reason of the admission of a new Member or the repurchase of a Member's Units, additional Capital Contributions or otherwise, during any Fiscal Year, each item of income, gain, loss, deduction or credit of the Company for such Fiscal Year shall be allocated among the Members by the Board in accordance with any method permitted by Code Section 706(d) and the applicable Regulations in order to take into account the Members' varying Percentage Interests during the year.


                                   Annex C-3

5.      DISTRIBUTIONS

  5.1.    Distribution of Assets by the Company.  Subject to applicable law and
          -------------------------------------
any limitations contained elsewhere in this Agreement, the Board may elect in its discretion from time to time to distribute cash or property to the Members, except that no distribution shall be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business.

  5.2.         Allocations of Distributions.  Subject to Section 5.3, all
               ----------------------------
distributions shall be made as follows:

  5.2.1.  Class B Members.  Within 45 days after MRC's receipt of any Purchase
          ---------------
Price Payment, the Company shall first distribute an amount per Class B Unit outstanding equal to (a) $1.00 times (b) the Purchase Price Payment divided by
(c) $41,000,000 (the "Class B Distribution"); and

  5.2.2.  Class A Members  Distributions to the Class A Members shall be made in
          ---------------
proportion to their Percentage Interests. If a Class B Distribution is triggered under Section 5.2.1, then the Company shall make the Class B Distribution before making any distribution to the Class A Members.

  5.3.         Persons to Receive Distribution.  All distributions shall be made
               -------------------------------
to the Persons who, according to the books and records of the Company, are the holders of record of the Units in respect of which such distributions are made on the record date for the distribution, which shall not be more than 60 days prior to the distribution with respect to the Class A Units, and 45 days prior to the distribution with respect to Class B Units. Neither the Company nor any Company Person shall incur any liability for making distributions in accordance with this Section.

  5.4.         Form of Distribution.  A Member, regardless of the nature of the
               --------------------
Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members. A Member may be compelled to accept a distribution of any asset in kind from the Company to the extent that the percentage of the asset distributed to such Member is equal to a percentage of that asset which is equal to the percentage in which such Member shares in distributions from the Company.

  5.5.         Withholding on Distributions.  Each Member agrees that the
               ----------------------------
Company may deduct and withhold amounts for tax or other obligations of such Member on any amount distributed or allocated by the Company to such Member if the Company believes in good faith that it is required by law to do so. Each Member shall promptly furnish the Tax Matters Partner with an Internal Revenue Service Form W-8 or W-9, as applicable. All amounts so withheld with respect to such Member shall be treated as amounts distributed to such Person for all purposes under this Agreement. In addition, the affected Member shall reimburse the Company for any such amounts so withheld to the extent not deducted from a distribution.

  5.6.         Return of Distributions.  Except for distributions made in
               -----------------------
violation of the Act or as expressly set forth in this Agreement or any other written agreement executed by such Person, no Company Person shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member.

6.      MEMBERS

  6.1.         Admission of Additional Members.  No additional Members shall be
               -------------------------------
admitted unless approved by the Board. No additional Member shall become a Member until such additional Member has made any required Capital Contribution and has become a party to this Agreement.


                                   Annex C-4

  6.2.         Transactions with the Company.  Subject to applicable law, a
               -----------------------------
Company Person or Affiliate thereof has the same rights and obligations with respect to a transaction with the Company as a Person who is not a Member.

  6.3.         Members Are Not Agents.  Pursuant to Section and the Certificate,
               ----------------------
the management of the Company is vested in the Board. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind or execute any instrument on behalf of the Company or render the Company liable for any purpose.

  6.4.         Voting.  At all Members' meetings, every holder of Class A Units
               ------
entitled to vote shall have the right to one vote for each Class A Unit outstanding in his or her name on the records of the Company only to the extent expressly provided in this Agreement or the Certificate, or as requested by the Board. Such vote may be viva voce or by ballot. When a quorum is present and
                         ---- ----
an action other than the election of Managers is to be taken by a vote of Members, such action shall be authorized by a Voting Majority of the Members, unless a greater vote is otherwise required by this Agreement or by law. Managers shall be elected by a plurality of the votes cast by Class A Unit Members at any election. No Class A Unit Member will be permitted to cumulate votes at any election of Managers. The Class B Units will not have the right to vote on, any matter except as required by law, but will receive notice of Members' meetings and will be entitled to attend such meetings.

 6.5.          Meetings of Members.
               -------------------

  6.5.1.  Place of Meetings.  All meetings of Members shall be held either at
          -----------------
the principal office of the Company or at any other place designated by the Board.

  6.5.2.  Annual Meeting.  The annual meeting of Members shall be held at such
          --------------
time and on such date as the Board shall determine. At the meeting, Managers shall be elected by the Class A Unit Members, and any other proper business transacted.

  6.5.3.  Special Meetings.  Special meetings of Members, for any purpose
          ----------------
whatsoever, may be called at any time by the Chief Executive Officer, if any, or by the President if there is no Chief Executive Officer, or shall be called by the Secretary or any Assistant Secretary upon written request (stating the purpose for which the meeting is to be called) of a majority of the Board.

  6.5.4.  Notice of Meetings.  Except as provided in Section 6.5.5 below,
          ------------------
written notice (in the manner described in Section 6.5.5 below) of annual and special meetings shall be sent to each Member entitled to attend such meeting not less than ten (10) days nor more than sixty (60) days before the date of the meeting, whether annual or special, and shall specify the place, the day and the hour of such meeting, and the purpose or purposes of the meeting. The notice of any meeting at which Managers are to be elected shall include the name of any nominee or nominees who at the time of the notice, the Board intends to present for election by the Class A Unit Members.

  If any notice addressed to a Member at the address of that Member appearing on the books of the Company is returned to the Company by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the Member at that address, then all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the Member on written demand of the Member at the principal executive office of the Company for a period of one (1) year from the date of the giving of the notice.

  An affidavit of the mailing or other means of giving any notice of any Members' meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Company giving the notice, shall be prima facie evidence of the giving of such notice.


                                   Annex C-5

     6.5.5.    Advance Notice Requirements for Member Proposals and Manager
               ------------------------------------------------------------
Nominations.  At an annual meeting of the Members, only such business shall be
-----------
conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations for the election of Managers or other business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board; (b) otherwise properly brought before the meeting by or at the direction of the Board; or (c) otherwise properly brought before the meeting by a Class A Unit Member. For business to be properly brought before an annual meeting by a Class A Unit Member, or for a Class A Unit Member to nominate candidates for election as Managers at an annual or special meeting of the Members, the Class A Unit Member must have given timely notice thereof in writing and in proper form to the Secretary of the Company. To be timely, a Class A Unit Member's notice must be delivered, or mailed to and received at the principal executive offices of the
Company:

          (a) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of Members, not less than 60 days nor more than 90 days prior to such anniversary date; and

          (b) in the case of an annual meeting that is not called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of the Members at which Managers will be elected, not later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

     To be in proper form a Class A Unit Member's notice to the Secretary shall set forth as to each matter: (i) the name and address of the Class A Unit Member who intends to make the nominations or propose the business and, as the case may be, of the person or persons to be nominated or of the business to be proposed; (ii) a representation that the Class A Unit Member is a holder of record of Class A Units entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) if applicable, a description of all arrangements or understandings between the Class A Unit Member and each nominee and any other person or persons pursuant to which the nomination or nominations are to be made by the member; (iv) such other information regarding each nominee or each matter of business to be proposed by such Class A Unit Member as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed by the Board; and (v) if applicable, the consent of each nominee to serve as Manager of the Company if so elected. Notwithstanding anything in this Agreement to the contrary, no business shall be conducted at any annual meeting or special meeting called for the purpose of electing Managers except in accordance with the procedures set forth in this Section 6.5.5. The Chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that the nomination of any person or other business was not properly brought before the meeting and in accordance with the provisions of this Section 6.5.5, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted or the nomination of any person acknowledged.

     A Class B Unit Member who is not also a Class A Unit Member is not entitled to bring business before an annual or special meeting of the Members.

     6.5.6.    Adjourned Meetings and Notice Thereof. Any Members' meeting,
               -------------------------------------
whether annual or special, and whether or not a quorum is present, may be adjourned from time to time by the vote of a Voting Majority of the Members, but in the absence of a quorum no other business may be transacted at any such meeting. At the adjourned meeting, the Company may transact any business that might have been transacted at the original meeting.


                                   Annex C-6

     When any Members' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

     6.5.7.    Quorum.  The presence in person or by proxy of the holders of a
               ------
Majority shall constitute a quorum for the transaction of business, except as otherwise provided by this Agreement or by law. The Members present at a duly called or held meeting at which a quorum is initially present may continue to do business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum; provided that any action taken is approved by at least
                          --------
a majority of the Units required to constitute a quorum. Regardless of whether a quorum is present, a Members' meeting may be adjourned as provided in Section
6.4.6 above.

     6.5.8.    Conduct of Business.  The Chairman of the Board, or in the
               -------------------
absence of the Chairman of the Board, the Vice Chairman of the Board or in the absence of the Vice Chairman of the Board, the President shall call the meeting of Members to order, and shall act as chairman of the meeting. The chairman of any meeting of Members shall determine the order of business and the procedures at the meeting, including such matters as the regulation of the manner of voting and the conduct of business. The Secretary, or in the absence of the Secretary the Assistant Secretary, of the Company shall act as Secretary of all meetings of the Members, but in the absence of the Secretary or Assistant Secretary at any meeting of the Members, the presiding officer may appoint any person to act as secretary of the meeting.

  6.6.              Action Without Meeting.  Any action, except the election of
                    ----------------------
Managers, which under the provisions of the Act may be taken at a meeting of the Members, may be taken without a meeting if authorized by the written consent of Members holding at least a Majority; provided, if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required.

  6.7.              Proxies.  Every person entitled to vote at or execute
                    -------
consents in connection with a Members' meeting shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the Company; provided that no such proxy shall be valid after the expiration of three (3) years from the date of its execution, unless the Member executing it specifies therein a longer period of time. A proxy shall be deemed executed if the Member's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the Member or the Member's attorney-in-fact. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Member may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Company.

  6.8.              List of Members.  The Secretary of the Company or other
                    ---------------
officer or agent who is in charge of the Unit ledger of the Company shall prepare and make, at least ten (10) days before every Members' meeting, a complete list of the Members entitled to vote at the meeting, or any adjournment of the meeting, arranged in alphabetical order, and showing the address of each Member and the number of Units registered in the name of each Member. Such list shall be open to the examination of any Member, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal business office of the Company. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Member who is present. The Company's Unit ledger shall be the only evidence as to who are the Members entitled to examine the Unit ledger, the Members entitled to vote in person or by proxy at any meeting of the Members and the number of Units held by each of them.

  6.9.              Questions Concerning Elections.  The Board may, in advance
                    ------------------------------
of a Members' meeting, or the presiding officer may, at such meeting, appoint one or more inspectors to act at a Members'


                                   Annex C-7
meeting or any adjournment. If appointed, the inspectors shall determine the number of Units outstanding and the voting power of each, the Units represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all Members.

7.        MANAGEMENT AND CONTROL OF THE COMPANY.

 7.1.     Management of the Company by Board.
          ----------------------------------

          7.1.1. Powers. Subject to limitations of the Certificate, this Agreement and the Act as to actions to be authorized or approved by the Members, and subject to the duties of Managers as prescribed by this Agreement, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be controlled by, the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Board shall have the following powers, to wit:

          First - To select and remove all the other officers, agents and employees of the Company, prescribe such powers and duties for them as may not be inconsistent with law, with the Certificate or this Agreement and fix their compensation.

          Second - To conduct, manage and control the affairs and business of the Company, and to make such rules and regulations therefore not inconsistent with law, with the Certificate or this Agreement, as they may deem best.

          Third - To fix and locate from time to time one or more subsidiary offices of the Company within or without the State of Delaware, as provided in Article I, Section 2, hereof; and to adopt, make and use a company seal, and to prescribe the forms of certificates of Units, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

          Fourth - To authorize the issuance of Units of the Company from time to time, upon such terms as may be lawful, in consideration of cash, services rendered, personal property, real property, leases of real property, or a combination thereof.

          Fifth - To authorize the outstanding Units to be changed into or exchanged for a different number or kind of Units or securities of the Company through reorganization, recapitalization, reclassification, dividend, split, reverse split or other similar transaction, so long as an appropriate and proportionate adjustment is made in changed or exchanged Units.

          Sixth - To authorize the sale, contribution, transfer, assignment or conveyance of the Company's interest in West Valley Materials Recovery Facility and Transfer Station, MRC and/or other assets.

          Seventh - To borrow money and incur indebtedness for the purposes of the Company, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefore.

          Eighth - To appoint one or more committees, each consisting of one or more Managers (including the appointment of one or more Managers as alternates) and to delegate to the executive committee and any other committee any of the powers and authority of the Board in the management of the business and affairs of the Company, including the authority to authorize the issuance of equity, equity equivalent and/or debt securities, except that no


                                   Annex C-8
          committee shall have the power to amend the Certificate, adopt an agreement of merger or consolidation, recommend to the Members a dissolution, fill vacancies on the Board or revocation of a dissolution, nor amend this Agreement. Any executive committee shall be composed of two or more Managers. Each committee and its members shall serve at the pleasure of the Board, which may at any time change the members and powers of, or discharge the committee. Unless the Board by resolution designates the chairman of the committee, each committee shall elect its own chairman, who shall be a member of such committee. The Chief Executive Officer, if any, shall be an ex officio member of each committee.

          7.1.2.  Number and Qualification of Managers.  The business of the
                  ------------------------------------
Company shall be managed by or under the direction of a Board consisting of five
(5) Managers, each of whom shall be at least 18 years of age, but who need not be Members nor residents of the State of Delaware. The number of Managers of the Company may be fixed from time to time by resolution of the Board; provided, however, that the number of Managers shall not be reduced so as to shorten the term of any Manager in office. Each Manager, in his or her capacity as a Manager, shall have no authority to act alone, but the Managers shall only act as a Board (or a duly authorized committee thereof) as provided in this Agreement.

          7.1.3.  Election and Term. Subject to the provisions of the
                  -----------------
Certificate and this Agreement, the Managers shall be elected at each annual meeting of Members, but if any such annual meeting is not held, or the Managers are not elected thereat, the Managers may be elected at any special meeting of Members held for that purpose and all Managers shall hold office until their respective successors are elected and qualified.

          7.1.4.  Resignation.  A Manager may resign by written notice to the
                  -----------
Company or the Board. A Manager's resignation is effective upon its receipt or a later time set forth in the notice of resignation. If the resignation of a Manager is effective at a future time, the Board may elect a successor to take office when the resignation becomes effective.

          7.1.5.  Removal.  One or more Managers may be removed with or without
                  -------
cause by vote of the holders of a majority of the Units entitled to vote at an election of Managers cast at a meeting of the Members called for that purpose.

          7.1.6.  Vacancies.  Newly created seats on the Board resulting from an
                  ---------
increase in the number of Managers, or vacancies occurring in the Board for any reason, may be filled by a vote of the majority of the Managers then in office, even if less than a quorum of Managers are present in person or in writing at the Board meeting at which the new Manager is elected. A Manager elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

          7.1.7.  Place of Meeting.  All meetings of the Board shall be held at
                  ----------------
the principal business office of the Company or at any other place designated at any time by resolution of the Board or by written consent of all members of the Board.

          7.1.8.  Regular Meetings.  Regular meetings of the Board or any
                  ----------------
committee of the Board shall be held without notice at such places and times as the Board or committee determines at least thirty (30) days before the meeting.

          7.1.9.  Special Meetings.  Special meetings of the Board for any
                  ----------------
purpose or purposes shall be called at any time by the Chief Executive Officer, if any, and if there is no Chief Executive Officer, the President or, if he or she is absent or unable or refuses to act, by two Managers. Special meetings of Board committees may be called by the chairman of the committee or a majority of committee members pursuant to this Section 7.1.9.

          Written notice of the time and place of special meetings shall be delivered personally to the Managers or sent to each Manager, but the notice need not specify the business to be transacted at, nor the purpose of the meeting. Each Manager shall receive two (2) days notice prior to the date of any special


                                   Annex C-9
meeting if the notice is given by mail, or 24 hours notice of the special meeting if notice is given by any other means specified in Section 12.4. If notice of a special meeting is given by mail and it is given less than four (4) days prior to the date of the meeting, a confirming notice shall also be given by one of the other means allowed pursuant to Section 12.4.

  7.1.10. Notice of Adjournment.  Notice of the time and place of holding an
          ---------------------
adjourned meeting of a Board meeting, either regular or special, shall be given to absent Managers in the manner specified in Section 7.1.9 or in any other manner constituting actual notice.

  7.1.11. Quorum; Required Number for Approval.  At all meetings of the Board or
          ------------------------------------
a committee of the Board a majority of the authorized number of Managers shall be necessary and sufficient to constitute a quorum for the transaction of business, except to fill vacancies in the Board as provided in Section 7.1.6, and except to adjourn as provided in Section 7.1.12. Every act or decision done or made by a majority of the Managers present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board or the committee, as applicable.

  7.1.12. Adjournment.  A quorum of the Board may adjourn any Board meeting to
          -----------
meet again at a stated day and hour; provided, however, that in the absence of a
                                     --------  -------
quorum, a majority of the Managers present at any Board meeting, either regular or special, may adjourn a Board meeting.

  7.1.13. Fees and Compensation.  Managers shall receive such compensation for
          ---------------------
their services as Managers as shall be determined from time to time by resolution of the Board. Any Manager who serves the Company in any other capacity as an officer, agent, employee or otherwise shall not receive compensation therefore unless otherwise specifically authorized by the Board.

  7.1.14. Telephonic Participation.  Managers may participate in a Board or
          ------------------------
Board committee meeting by means of conference telephone or similar communication equipment through which all persons participating in the meeting can communicate with each other. Participation in a meeting pursuant to this
Section 7.1.14 constitutes presence in person at such meeting.

  7.1.15. Action Without Meeting.  Unless otherwise restricted by the
          ----------------------
Certificate or this Agreement, any action required or permitted to be taken at any meeting of the Board or of any committee may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee. Such written consent shall be filed with the minutes of the proceedings of the Board or committee.

  7.1.16. Advisory Managers.  The Board from time to time may elect one or more
          -----------------
persons to be advisory Managers who shall not, by such appointment, be members of the Board. Advisory Managers shall be available from time to time to perform special assignments specified by the Chief Executive Officer, if any, or the President, to attend meetings of the Board upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board. If no period is prescribed, the title shall be held at the pleasure of the Board.

     7.1.16.1. Procedures.  The provisions of this Agreement relating to
               ----------
meetings of the Board shall apply to meetings of each committee, substituting the word "committee" or "members of the committee" wherever the words "Board " or "Managers" appear, unless the context requires otherwise. Subject to the foregoing, the procedures for notice and conduct of meetings of each committee shall be as prescribed by the Board or, in the absence of prescription by the Board, as prescribed by the committee.

 7.2.  Officers.
       --------

       7.2.1.  Officers.  The officers of the Company, who need not be Managers,
               --------
shall be a President, a Secretary, and a Chief Financial Officer. The Company may also have, at the discretion of the Board, a Chief Executive Officer, one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers, and one or more other officers, as may be appointed in accordance with


                                  Annex C-10
the provisions of Section 7.2.2. In addition, the Board may appoint a Chairman and Vice Chairman of the Board. One person may hold two or more offices. An officer need not be a Member, a resident of the State of Delaware or citizen of the United States. The officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined from time to time by the Managers, or, if no such duties are specified, shall be as provided in Schedule II. In addition to the powers and duties specifically prescribed for the respective officers, the Managers may from time to time by resolution impose or confer upon any of the officers such additional duties and powers as the Managers may see fit, and/or determine the order of seniority among the officers. Any such resolution may be final, subject only to further action by the Managers, or the resolution may grant such discretion, as the Managers deems appropriate, to the Chairman of the Board or to the President (or in his absence the Vice President serving in his place) to impose or confer additional duties and powers and to determine the order of seniority among officers. The Managers, the Chairman of the Board or the President may designate any officer or officers to substitute for and assume the duties, powers and authority of any absent officer or officers in any instances not provided for above.

  7.2.2.  Election.  The officers of the Company, except such officers as may be
          --------
appointed in accordance with the provisions of Section 7.2.3 or Section 7.2.6, shall be chosen by the Board, subject to the rights, if any, of an officer under any contract of employment.

  7.2.3.  Subordinate Officers.  The Board may appoint such other officers as
          --------------------
the business of the Company may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in this Agreement or as the Board may from time to time determine.

  7.2.4.  Removal.  Any officer may be removed, either with or without cause, by
          -------
a majority of the Managers at the time in office, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board, by an officer upon whom such power of removal may be conferred by the Board. The removal of an officer shall be without prejudice to his or her contractual rights, if any.

  7.2.5.  Resignation.  Any officer may resign at any time by giving written
          -----------
notice to the Board or to the President, or to the Secretary of the Company.
Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

  7.2.6.  Vacancies.  A vacancy in any office because of death, resignation,
          ---------
removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to such office.

 7.3.     General.
          -------

  7.3.1.  Limited Liability.  Except as required under the Act or as expressly
          -----------------
set forth in this Agreement, no person shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Company Person.

  7.3.2.  Performance of Duties; Liability of Company Persons.  No Company
          ---------------------------------------------------
Person shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member if, (i) he or she shall have acted in good faith and in a manner he or she reasonably believed was consistent with the best interests of the Company, and (ii) if the Proceeding is a criminal Proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The Company shall not indemnify any Person if that Person's action is finally adjudged to have been willful misconduct, knowingly fraudulent or deliberately dishonest.

  7.3.3.  Devotion of Time.  Except as required by any individual contract, no
          ----------------
Company Person is obligated to devote all of his or her time or business efforts to the affairs of the Company, but shall devote such time, effort and skill as he or she deems appropriate for the operation of the Company.


                                  Annex C-11

  7.3.4.  Competing Activities.  Except as provided by any applicable individual
          --------------------
contract, any Company Person (and their respective officers, Managers, shareholders, partners, members, managers, agents and Affiliates) may engage or invest in, independently or with others, any business activity of any type or description, including those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company. Neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. Except as provided by any applicable individual contract, no Company Person shall be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company.

  7.3.5.  Payments to Company Persons.  Except as specified in this Agreement or
          ---------------------------
as provided by a written agreement or otherwise approved by the Board, no Company Person in his or her capacity as such is entitled to remuneration for services rendered or for reimbursement for overhead expenses including, without limitation, rent and general office expenses.

8.      TRANSFER AND ASSIGNMENT OF INTERESTS

 8.1.  Transfer and Assignment of Interests.
       ------------------------------------

       8.1.1.  Class A Units.  No Member shall be entitled to Transfer all or
               -------------
any part of its Class A Units, unless and until all of the following conditions have been met: (a) the Company shall have received written notice of the proposed Transfer, setting forth the circumstances and details thereof; (b) the Company shall (at its option) have received an attorney's written opinion, in a form reasonably satisfactory to the Company, specifying the nature and circumstances of the proposed Transfer, and based on such facts stating that the proposed Transfer will not be in violation of any of the registration provisions of the Securities Act of 1933, as amended, or any applicable state securities laws; (c) the Company shall have received from the Transferee (and any Transferee's spouse if such spouse might receive a community property interest in the Units) a written consent to be bound by all of the terms and conditions of this Agreement in form satisfactory to the Company; (d) either (i) the Transfer is a Private Transfer, which determination shall be based on a written opinion of counsel that is delivered to the Company together with the notice described in clause (a) of this Section 8.1.1, and which the Company confirms in writing to the Member prior to the proposed Transfer is, in its sole and absolute discretion, satisfactory to the Company, or (ii) the Company confirms in writing to the Member prior to the proposed Transfer that the Company is satisfied, in its sole and absolute discretion, that such Transfer (individually or taken together with any other Transfers) would not cause the Company to be treated as a Publicly Traded Partnership; (e) the Company shall be reasonably satisfied (based, in the Company's sole and absolute discretion, on an opinion of its counsel) that the Transfer could not cause the termination of the Company for federal or state income tax purposes or otherwise materially affect the tax treatment of the Company in any way; (f) the Company is reimbursed upon request for its reasonable expenses in connection with the Transfer, and (g) the Transfer complies with all other applicable requirements of this Agreement. In addition, the Company shall not allow any Transfer if it believes that, as a result of such Transfer individually or taken together with any other Transfers, the Company could be treated as a Publicly Traded Partnership. Similarly, upon the approval of the Board, the Company may repurchase any outstanding Units with the consent of the holder, provided that it believes that, as a result of such Transfer individually or taken together with any other Transfers, the Company will not be treated as a Publicly Traded Partnership. In addition to any other restrictions on Transfer contained in this Agreement, in no event may any Transfer of Units by any Member (including, without limitation, by way of redemption) be made if such Transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code, or such Transfer, individually or taken together with any other Transfers, causes the Company to become a Publicly Traded Partnership. Any such Transfer(s) that cause the Company to be treated as a Publicly Traded Partnership shall, for purposes of
Section 8.4 below, be treated as having been made in violation of this Section
8. The Company shall have authority to take any steps it determines are


                                  Annex C-12
necessary or appropriate, in its sole and absolute discretion, to prevent any Transfers of Units which could cause the Company to become a Publicly Traded Partnership.

  8.1.2.  Class B Units.  The Class B Unit Members may not Transfer Class B
          -------------
Units or the right to receive any Class B Distribution.

  8.2.  Manner of Transfer.  Upon satisfaction of the conditions to Transfer of
        ------------------
Class A Units set forth in this Agreement and by law, upon delivery of the Class A Unit certificate to the Company, or its transfer agent, duly endorsed for Transfer, the Company will cause an executed Class A Unit certificate of like tenor to be delivered to each transferee.

  8.3.  Lost Unit Certificates.  Upon receipt of (i) evidence reasonably
        ----------------------
satisfactory to the Company of the loss, theft, destruction or mutilation of any Unit certificate and (ii) except in the case of mutilation, an indemnity or security reasonably satisfactory to the Company, the Company will promptly execute and deliver a replacement Unit certificate of like tenor.

  8.4.  Effect of Non Compliance.  Transfers in violation of this Article 8
        ------------------------
shall be null and void ab initio, and the Company shall not recognize the
                       -- --------
transferee, purported transferee or purported beneficial owner of such Units as a direct or indirect holder or owner of such Units in the Company for any purpose. After the consummation of any Transfer of any Class A Units in accordance with this Article 8, the Membership Interest so Transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfers shall be required to comply with all the terms and provisions of this Agreement.

  8.5.  Effective Date of Permitted Transfers.  Any permitted Transfer of all or
        -------------------------------------
any portion of a Member's Class A Units shall be effective as of the date upon which the requirements of Section 8.1 have been met.

  8.6.  Withdrawals, Resignations or Retirements.  Except as required by law, no
        ----------------------------------------
Member may withdraw or resign.

9.      ACCOUNTING, RECORDS, REPORTING BY MEMBERS

        9.1.1.  Books and Records.  The books and records of the Company shall
                -----------------
be kept, and the financial position and the results of its operations recorded in accordance with the accounting methods followed for federal income tax purposes for income allocation and distribution purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business and such be maintained in accordance with the requirements of applicable law. Each Member shall have rights of inspection as required by applicable law.

  9.2.  Bank Accounts.  The Chief Financial Officer shall maintain Company funds
        -------------
in one or more separate bank accounts in the name of the Company, and shall not permit Company funds to be commingled in any fashion with the funds of any other Person.

  9.3.  Accounting Decisions and Reliance on Others.  Subject to review by the
        -------------------------------------------
Board, decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Chief Financial Officer. The Board may rely upon recommendations by the Chief Financial Officer or the advice of the Company's accountants.

  9.4.  Tax Matters for the Company Handled by the Board and Tax Matters
        ----------------------------------------------------------------
Partner.  The Board shall from time to time cause the Company to make such tax
-------
elections as the Board deems to be in the best interests of the Company and the Members. The Tax Matters Partner, as defined in Code Section 6231, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend Company funds for professional services and costs associated therewith. The Tax Matters Partner shall oversee the Company's tax affairs in the overall best interests of the


                                  Annex C-13

Company. Members holding a Majority may designate another Person to be Tax Matters Partner at any time.

10.     DISSOLUTION AND WINDING UP

  10.1.   Dissolution.  The Company shall be dissolved, its assets shall be
          -----------
disposed of, and its affairs wound up on the first to occur of the following (each a "Dissolution Event"):

     10.1.1. The happening of any event of dissolution specified in the Certificate;

     10.1.2. The entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act; and

     10.1.3.   The vote by a Majority of the Class A Unit Members.

  10.2.   Certificate of Dissolution.  As soon as possible following the
          --------------------------
occurrence of any of the events specified in Section 10.1, the Board shall, and if its fails to do so within 90 days, any Class A Unit Member may, cause to be executed a Certificate of Dissolution in such form as shall be prescribed by the Delaware Secretary of State and file the Certificate of Dissolution as required by the Act.

  10.3.   Winding Up.  Upon the occurrence of any event specified in Section
          ----------
10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Board (or if they cannot do so, any Class A Unit Member may) shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities and assets of the Company, shall either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 10.5. The Persons winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Persons winding up the affairs of the Company shall be entitled to reasonable compensation for such services.

  10.4.   Distributions in Kind.  Any non-cash asset distributed to one or more
          ---------------------
Members shall first be valued at its fair market value to determine the Net Profit or Net Loss that would have resulted if such asset were sold for such value, such Net Profit or Net Loss shall then be allocated pursuant to Article 4, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Board or by the Members, or if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Board or liquidating trustee and approved by the Members.

  10.5.   Order of Payment of Liabilities upon Dissolution.  After determining
          ------------------------------------------------
that all known debts and liabilities of the Company in the process of winding-up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with Article 5, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs. Such liquidating distributions shall be made by the end of the Company's taxable year in which the Company is liquidated, or, if later, within ninety (90) days after the date of such liquidation.

  10.6.   Compliance with Regulations.  All payments to the Members upon the
          ---------------------------
winding up and dissolution of the Company shall be strictly in accordance with the positive capital account balance limitation and other requirements of Regulations Section 1.704-1 (b)(2)(ii)(d).


                                  Annex C-14

  10.7.  Limitations on Payments Made in Dissolution.  Except as otherwise
         -------------------------------------------
specifically provided in this Agreement, each Member shall be entitled to look solely at the assets of the Company for the return of its positive Capital Account balance and shall have no recourse for such Member's Capital Contribution and/or share of Net Profits (upon dissolution or otherwise) against the officers, or any other Member, except as provided in Article 11.

  10.8.  No Action for Dissolution.  No Member has any interest in specific
         -------------------------
property of the Company. Without limiting the foregoing, each Member irrevocably waives any right that it may have to maintain any action for partition with respect to the property of the Company. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a Dissolution Event. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not provided for by Section 10.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Company. Accordingly, except where the Members have failed to liquidate the Company as required by this Article 10, each Member hereby waives and renounces such Member's right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Certificate or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member.

11.     INDEMNIFICATION AND INSURANCE

 11.1.    Indemnification of Indemnified Persons.
          --------------------------------------

     11.1.1.  General.  The Company shall indemnify any Indemnified Person
              -------
against all Liabilities that he or she has actually and reasonably incurred or paid in connection with a Proceeding described in paragraph 11.2.1, if he or she
(i) meets the standard of conduct described in paragraph 11.1.2, and (ii) properly makes application for indemnification as described in paragraph 11.2. The Board of Managers may, in its sole discretion, indemnify any other Person, who is not an Indemnified Person, against all Liabilities that such Person has actually and reasonably incurred or paid in connection with a Proceeding on terms determined by the Board of Managers at that time, which terms may be less favorable to the indemnitee than those described in the mandatory indemnification provisions below.

     11.1.2.  Standard of Conduct.  The Company shall only indemnify a Person
              -------------------
if, in connection with his or her actions which are the subject of the Proceeding, (i) he or she shall have acted in good faith and in a manner he or she reasonably believed was consistent with the best interests of the Company, and (ii) if the Proceeding is a criminal Proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The Company shall not indemnify any Person if that Person's action is finally adjudged to have been willful misconduct, knowingly fraudulent or deliberately dishonest.

     11.1.3.  Burden of Proof.  An Indemnified Person shall be conclusively
              ---------------
presumed to have met these standards of conduct unless a court of competent jurisdiction finally determines to the contrary. The Company shall bear the burden of proof of establishing by clear and convincing evidence that such Indemnified Person failed to meet the applicable standard of conduct. The termination of any Proceeding, whether by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that an Indemnified Person did not meet the applicable standard of conduct.

     11.1.4.  Payment of Expenses.  Expenses incurred by an Indemnified Person
              -------------------
in connection with a Proceeding shall be paid by the Company in advance of the final disposition of the Proceeding upon receipt of his or her written undertaking to repay any advances if it is ultimately determined that he or she is not entitled to be indemnified by the Company as authorized in this Article 11.

 11.2.  Application for Indemnification.
        -------------------------------


                                  Annex C-15

          11.2.1.  Proceedings Covered.  Any Person may apply for
                   -------------------
indemnification if he or she was or is a party to, or is threatened to be made a party to, or otherwise becomes involved in, any Proceeding (including any Proceeding by or in the right of the Company), in the case of an Indemnified Person, because of his or her status as such, and in the case of any other Person, because he or she is or was an agent of the Company. Except with the consent of the Board of Managers or as provided in Section 11.3 with respect to a Proceeding brought to establish or enforce a right to indemnification under this Agreement, the Company will not be required to indemnify any Person, including any Indemnified Person, with respect to a Proceeding or portion of a Proceeding which that Person initiated or brought voluntarily and not by way of defense.

          11.2.2.  Content of Application.  The application for indemnification
                   -----------------------
shall be in writing, shall state the basis for the claim for indemnification, and shall include a copy of any notice or other document served on or otherwise received by the Person making the application. The application shall also contain a statement that the Person making the application has met the applicable standard of conduct described in paragraph 11.1.2 and will comply with the provisions of this Article 11.

          11.2.3. Determination of Right to Indemnification. The determination of whether or not to indemnify an Indemnified Person in connection with any Proceeding shall be made by any of the following means:

                   (i) by the Managers, by a majority vote of a quorum consisting of Managers who are not parties to the Proceeding; or

                   (ii) if no such quorum is obtainable or, even if obtainable, a quorum of the disinterested Managers so directs, by independent legal counsel in a written opinion; or

                   (iii) by the Members, by a vote of a Majority of Members, whether or not constituting a quorum, who are not parties to the Proceeding.

  11.3.   Enforcement of Indemnification Right.  The right of an Indemnified
          ------------------------------------
Person to indemnification or an advance of Expenses as provided by this Article 11 shall be enforceable in any court of competent jurisdiction. Any determination by the Managers, Members, or the Company's independent legal counsel that indemnification or an advance is improper in the circumstances, or any failure to make such a determination, shall not be a defense to the action or create a presumption that the relevant standard of conduct has not been met. An Indemnified Person's Expenses incurred in connection with any Proceeding brought to enforce his or her right to indemnification shall also be indemnified by the Company, regardless of the outcome, unless a court of competent jurisdiction finally determines that each of the material assertions made by such Indemnified Person in the Proceeding was not made in good faith or were frivolous.

  11.4.   Limitations on Indemnification.  No payments pursuant to this
          ------------------------------
Agreement shall be made by the Company if a court of competent jurisdiction finally determines that any indemnification or advance of Expenses hereunder is unlawful.

 11.5.    Insurance.
          ---------

  11.5.1. General.  The Company shall have the power to purchase and maintain
          -------
insurance or other financial arrangement on behalf of any Person who is or was a Company Person or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as a Company Person or agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Article 11.


                                  Annex C-16

     11.5.2.   Company Right to Reimbursement.  If a Person receives payment
               ------------------------------
from any insurance carrier, or from the plaintiff in any action against such Person, with respect to indemnified amounts after payment of such indemnified amounts have been made by the Company pursuant to this Article 11, such Person shall reimburse the Company for the amount by which the sum of (i) the payment by the insurance carrier or plaintiff and (ii) all payments by the Company to such Person, exceeds such indemnified amounts. In making this calculation, any insurance proceeds that are required to be reimbursed to the insurance carrier under the terms of its insurance policy shall not be counted as payments to such Person. In addition, upon payment of indemnified amounts under the terms and conditions of this Agreement, the Company shall be subrogated to such Person's rights against any insurance carrier with respect to such indemnified amounts (to the extent permitted under such insurance policies). Such right of subrogation shall be terminated upon receipt by the Company of the amount to be reimbursed by such Person pursuant to the second sentence of this Section 11.5.3.

 11.6.         Other Terms of Indemnification.
               ------------------------------

     11.6.1.   Timing of Payments.  Any indemnification or advance shall be made
               ------------------
promptly, but in any case no later than sixty (60) days after the Company has received a written request for payment from the Indemnified Person seeking indemnification, unless the Company has determined that he or she is not entitled to indemnification hereunder.

     11.6.2.   Partial Indemnification.  If an Indemnified Person is entitled
               -----------------------
under any provision of this Article 11 to indemnification for a portion of his or her Liabilities, but not for the total amount, the Company shall nevertheless indemnify him or her for the portion of such Liabilities to which he or she is entitled, except that no indemnification shall be given for Expenses in connection with a Proceeding brought by the Company if he or she is found liable on any portion of the claims in such Proceeding.

     11.6.3.   Indemnity Not Exclusive.  The indemnification and advancement of
               -----------------------
Expenses provided by this Article 11 shall not be exclusive of any other rights to which any Indemnified Person seeking indemnification or advancement of Expenses may be entitled under any agreement, vote of Members, determination of the Board, or otherwise, both as to action in such Indemnified Person's capacity as such and as to action in another capacity while serving as an Indemnified Person. Any repeal or modification hereof or thereof shall not affect any such rights then existing.

     11.6.4.   Heirs, Executors and Administrators.  The indemnification and
               -----------------------------------
advancement of Expenses provided by this Article 11 shall, continue as to an Indemnified Person who is no longer acting in such capacity, and shall inure to the benefit of his or her heirs, executors and administrators, unless otherwise provided when authorized or ratified.

12.     MISCELLANEOUS

     12.1.     Complete Agreement.  This Agreement and any documents referred to
               ------------------
herein or executed contemporaneously herewith constitute the parties' entire agreement with respect to the subject matter hereof and supersede all prior written or oral agreements, representations, warranties, statements, promises and understandings, and all contemporaneous oral agreements, representations, warranties, statements, promises and understandings, with respect to the subject matter hereof. To the extent that any provision of the Articles conflicts with any provision of this Agreement, the Articles shall control.

     12.2.     Additional Documents.  Each party hereto agrees to execute any
               --------------------
and all further documents and writings and to perform such other actions which may be or become necessary or expedient to effectuate and carry out this Agreement.

     12.3.     Record Date and Closing of Transfer Books.  The Board may fix a
               -----------------------------------------
time in the future as a record date for the determination of the Members entitled to notice of and to vote at any Members' meeting or entitled to receive any dividend or distribution, or any allotment of rights, or to exercise right in respect of any other lawful action. The record date so fixed shall be not more than sixty (60) days nor less


                                  Annex C-17
than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action with respect to the Class A Units, or more than forty-five (45) days prior to any Class B Distribution. When a record date is so fixed, only Members of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any Transfer of any Units on the books of the Company after the record date, except as otherwise provided in the Certificate, this Agreement or the Act. A determination of Members of record entitled to notice of or to vote at a Members' meeting shall apply to any adjournment of the meeting, however, the Board may fix a new record date for the adjourned meeting. The Company shall be entitled to recognize the exclusive right of a Person registered on its books as the owner of a Unit for all purposes, including notices, voting, consents, dividends and distributions, and shall not be bound to recognize any other Person's equitable or other claim to interest in such Unit, regardless of whether it has actual or constructive notice of such claim or interest.

  12.4.   Delivery of Notices.  All written notices to Members, Managers and
          -------------------
Board committee members shall be given personally or by mail (registered, certified or other first class mail, with postage pre-paid), addressed to such person at the address designated by him or her for that purpose or, if none is designated, at his or her last known address. Written notices to Managers or Board committee members may also be delivered at his or her office on the company's premises, if any, or by overnight carrier, telegram, telex, telecopy, radiogram, cablegram, facsimile, computer transmission or similar form of communication, addressed to the address referred to in the preceding sentence. Notices given pursuant to this Section 12.4 shall be deemed to be given when dispatched, or, if mailed, when deposited in a post office or official depository under the exclusive care and custody of the United States postal service. Notices given by overnight carrier shall be deemed "dispatched" at 9:00 a.m. on the day the overnight carrier is reasonably requested to deliver the notice. The Company shall have no duty to change the written address of any Manager, Board committee member or Member unless the Secretary receives written notice of such address change.

  12.5.   Waiver of Notice.  Whenever notice is required to be given under the
          ----------------
Certificate, this Agreement or applicable law, a written waiver, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except where the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

  12.6.   Checks, Drafts, Evidences of Indebtedness.  All checks, drafts or
          -----------------------------------------
other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Company, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board or by a committee of the Board if so authorized.

  12.7.   Contracts, How Executed.  The Board may authorize any officer or
          -----------------------
officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the Company, and such authority may be general or confined to specific instances; provided, however, unless the Board otherwise
                                --------  -------
directs by resolution, the Chief Executive Officer, if any, and the President, and any Vice President, shall have the authority normally incident to their respective office, to execute and deliver contracts on behalf of the Company in the ordinary course of business. The Board may ratify or confirm the execution of any contract or instrument.

  12.8.   Certificates of Units.  A certificate or certificates for Units shall
          ---------------------
be issued to each Member when any such Units are fully paid up. All such certificates shall be signed by the Chairman of the Board or a Vice Chairman of the Board, or the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Any or all of such signatures may be a facsimile. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk, and be registered by an incorporated bank or trust company, either domestic or foreign, as registrar of Transfers, before issuance.


                                  Annex C-18

  12.9.   Representation of Interest in Other Corporations.  The Chairman of the
          ------------------------------------------------
Board, the President, any Vice President, the Chief Financial Officer, the Secretary or Assistant Secretary of the Company, or any other person authorized by the Board, is authorized to vote, represent, and exercise on behalf of the Company all rights incident to any and all interest in any other corporation or corporations standing in the name of the Company. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

 12.10.   Parties.
          -------

     12.10.1.  No Third-Party Benefits.  None of the provisions of this
               -----------------------
Agreement shall be for the benefit of, or enforceable by, any third party.

     12.10.2.  Successors and Assigns.  Except as provided herein to the
               ----------------------
contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

 12.11.   Disputes.
          --------

     12.11.1.  Governing Law; Jurisdiction.  This Agreement has been negotiated
               ---------------------------
and entered into in the State of Delaware, concerns a Delaware business and all questions with respect to the Agreement and the rights and liabilities of the parties will be governed by the laws of that state, regardless of the choice of law provisions of Delaware or any other jurisdiction. Any and all disputes between the parties which may arise pursuant to this Agreement not covered by arbitration will be heard and determined before an appropriate federal or state court located in Los Angeles, California. The parties hereto acknowledge that such court has the jurisdiction to interpret and enforce the provisions of this Agreement and the parties waive any and all objections that they may have as to personal jurisdiction or venue in any of the above courts.

     12.11.2.  Arbitration as Exclusive Remedy.  Except for actions seeking
               -------------------------------
injunctive relief, which may be brought before any court having jurisdiction, any claim arising out of or relating to (i) this Agreement, including its validity, interpretation, enforceability or breach, or (ii) the relationship between the parties (including its commencement and termination) whether based on breach of covenant, breach of an implied covenant or intentional infliction of emotional distress or other tort of contract theories, which are not settled by agreement between the parties, shall be settled by arbitration in Los Angeles, California by the Judicial Arbitration and Mediation Service. Each party agrees that the arbitration provisions of this Agreement are its exclusive remedy and expressly waives any right to seek redress in another forum. Each party shall bear the fees of the arbitrator appointed by it, and the fees of the neutral arbitrators shall be borne equally by each party during the arbitration, but the fees of all arbitrators shall be borne by the losing party.

     12.11.3.  Waiver of Jury.  WITH RESPECT TO ANY DISPUTE ARISING UNDER OR IN
               --------------
CONNECTION WITH THIS AGREEMENT OR ANY RELATED AGREEMENT, AS TO WHICH NO MEMBER INVOKES THE RIGHT TO ARBITRATION HEREINABOVE PROVIDED, OR AS TO WHICH LEGAL ACTION NEVERTHELESS OCCURS, EACH MEMBER HEREBY IRREVOCABLY WAIVES ALL RIGHTS IT MAY HAVE TO DEMAND A JURY TRIAL, INCLUDING ITS CONSTITUTIONAL RIGHTS. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY THE MEMBERS AND EACH MEMBER ACKNOWLEDGES THAT NONE OF THE OTHER MEMBERS NOR ANY PERSON ACTING ON BEHALF OF THE OTHER PARTIES HAS MADE ANY REPRESENTATION OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. THE MEMBERS EACH FURTHER ACKNOWLEDGE THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH


                                  Annex C-19

COUNSEL. THE MEMBERS EACH FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER PROVISION.

     12.11.4.  Attorneys' Fees.  In any dispute between the parties hereto or
               ---------------
their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, the party or parties prevailing in such dispute shall be entitled, in addition to such other relief as may be granted, to the attorneys' fees and court costs incurred by reason of such litigation.

  12.12.  Waivers Strictly Construed.  With regard to any power, remedy or right
          --------------------------
provided herein or otherwise available to any party hereunder (i) no waiver or extension of time shall be effective unless expressly contained in a writing signed by the waiving party; and (ii) no alteration, modification or impairment shall be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or by any other indulgence.

 12.13.           Rules of Construction.
                  ---------------------

     12.13.1.  Headings and References.  The Article and Section headings in
               -----------------------
this Agreement are inserted only as a matter of convenience, and in no way define, limit, or interpret the scope of this Agreement or of any particular Article or Section. Unless otherwise specifically noted, any reference to an Article or Section number refers to the corresponding Article or Section of this Agreement.

     12.13.2.  Tense and Case.  Throughout this Agreement, as the context may
               --------------
require, references to any word used in one tense or case shall include all other appropriate tenses or cases, and the term "including" means "including but not limited to."

     12.13.3.  Severability.  The validity, legality or enforceability of the
               ------------
remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable in any respect.

     12.13.4.  Agreement Negotiated.  The parties to this Agreement are
               --------------------
sophisticated and have been represented by lawyers throughout this transaction who have carefully negotiated the provisions hereof. Only the final executed version of this Agreement may be admitted into evidence or used for any purpose, and drafts of this Agreement shall be disregarded for all purposes.

  12.14.  Amendments or Alteration.  Subject to the provisions of this
          ------------------------
Agreement, this Agreement may be made, adopted, amended, altered or repealed by vote of the Majority of the Class A Unit Members or, subject to such right of the holders of Units, by the Board; provided, however, that (a) no amendment
                                    --------- -------
shall become effective without the written consent of all of the Members if such amendment would amend this Section 12.14; and (b) without the specific written consent of each Member affected thereby, no amendment shall reduce the Capital Account of any Member, any Member's rights to distributions with respect thereto, any Member's rights to withdraw from the Company, or increase that Member's' obligations, and (c) no amendment shall increase the obligations or decrease the rights of the Class B Members without those Members' consent. The Board (without the action of Members) may modify Exhibit A hereto at any time
                                                 ---------
and from time to time to reflect the admission or withdrawal of any Member, or the change in any Member's Capital Contributions, or any changes in the Member's addresses, all as contemplated by this Agreement.

     IN WITNESS WHEREOF, Kaiser Ventures Inc. has executed this Agreement, effective as of the date written above.


                              Kaiser Ventures Inc.


                                  Annex C-20

                              By: /s/ Richard E. Stoddard
                                 ---------------------------------
                                  Richard E. Stoddard
                                  President and CEO


                                  Annex C-21

                                  SCHEDULE 0

                                  DEFINITIONS


When used in this Agreement, the capitalized terms shall have the meanings set forth below or as set forth elsewhere in this Agreement):

"Act" means the Delaware Limited Liability Company Act, as the same may be
 ---
amended from time to time.

"Affiliate" means any individual, partnership, corporation, trust or other
 ---------
entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, a Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

"Agreement" means this Operating Agreement, as originally executed and as
 ---------
amended and/or restated from time to time.

"Board" means the Board of Managers elected from time to time in pursuant to
 -----
Section 7.1.3.

"Capital Account" means with respect to any Member the capital account that the
 ---------------
Company establishes and maintains for such Member pursuant to Section 3.

"Capital Contribution" means the total value of cash and fair market value (as
 --------------------
determined by the Board or as agreed upon by the Members under this Agreement) of property (including promissory notes or other obligations to contribute cash or property) or services contributed by Members.

"Capital Interests" means the ratio of each Member's Capital Account to the
 -----------------
total of all Member's Capital Accounts at any time.

"Certificate" means the Certificate of Formation of the Company filed with the
 -----------
Secretary of State of Delaware on July 9, 2001.

"Class A Unit Member" means a holder of Class A Units.  A Class A Unit Member
 -------------------
may also be a Class B Unit Member.

"Class A Units" have the meaning set forth in Section 2.1.
 -------------

"Class B Unit Member" means a holder of Class B Units.  A Class B Unit Member
 -------------------
may also be a Class A Unit Member.

"Class B Units" have the meaning set forth in Section 2.1.
 -------------

"Class B Distribution" has the meaning set forth in Section 5.2.1.
 --------------------

"Code" means the Internal Revenue Code of 1986, as amended from time to time,
 ----
the provisions of succeeding law and, to the extent applicable, the Regulations.

"Company" means Kaiser Ventures LLC, a Delaware limited liability company.
 -------

"Company Person" means a Member, Manager or officer of the Company.
 --------------

"Dissolution Event" shall have the meaning ascribed to such term in Section
 -----------------
10.1.


                                  Annex C-22

"Effective Time" shall be the date upon which the Merger shall become effective.
 --------------

"Expenses" includes reasonable attorneys' fees, disbursements and retainers,
 --------
court costs, transcript costs, fees of accountants, experts and witnesses, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness or other participant in a Proceeding.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.
 -----------

"Indemnified Person" means a Manager, officer or employee of the Company.
 ------------------

 "Liabilities" means (i) any Expenses and (ii) any other judgments, fines,
--------------------------------------------------------------------------
penalties, ERISA excise taxes, and amounts paid in settlement of any claim, in
------------------------------------------------------------------------------
connection with any Proceeding.
-------------------------------

"Majority" means one or more Percentage Interests of Members that, taken
 --------
together, exceed fifty percent (50%) of the aggregate of all Percentage Interests of Units entitled to act on any matter; provided, however, that for
                                                  --------- -------
purposes of Section 10.1.3, "Majority" also requires more than fifty percent
                                       ----
(50%) of both the capital and profit interests in the Company (within the meaning of such terms in Revenue Procedure 9446,1994-28 IRB 1) held by the remaining Members.

"Manager" shall mean one or more managers who are designated from time to time
 -------
as provided in Section 7.2.

"Member" means each Person who (a) is an initial signatory to this Agreement,
 ------
has been admitted to the Company as a Member in accordance with the Articles of this Agreement or is an assignee who has become a Member in accordance with
Article 8 and (b) has not resigned, withdrawn, been expelled or had all of its Units redeemed or Transferred in accordance with this Agreement. The term "Member" includes Class A Unit Members and, upon the issuance of Class B Units, will include Class B Unit Members.

"Membership Interest" means a Member's entire interest in the Company or any
 -------------------
portion thereof, including the right to receive information concerning the business and affairs of the Company, and, with respect to the Class A Units, the Member's, the right to vote on or participate in the management of the Company.

"Merger" shall have the meaning given to such term in Section 1.7.
 ------

"MRC" means Mine Reclamation, LLC.
 ---

"Net Profits" and "Net Losses" means the income, gain, loss, deductions and
 -----------       ----------
credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with generally accepted accounting principles employed under the method of accounting at the close of each Fiscal Year of the Company on the Company's information tax return filed for federal income tax purposes.

"Percentage Interest" means, as of any date and with respect to each Member,
 -------------------
that fraction, expressed as a percentage, having as its numerator the number of Class A Units then held by such Member and having as its denominator the number of Class A Units then held by all Members.

"Person" or "person" means an individual, general partnership, limited
 ------      ------
partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other entity.

"Principal Office" means, at any time, the principal office as determined by the
 ----------------
Board.

                                  Annex C-23

"Private Transfer" means a Transfer described in one of the following clauses:
 ----------------

     (i) A Transfer in which the basis of the Unit in the hands of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor Member or is determined under Section 732 of the Code;
     (ii)      A Transfer at death;

     (iii) A Transfer between members of a family as defined under Section 267(c)(4) of the Code, (i.e., to the Member's brother or sister (by whole or half blood), spouse, ancestor or lineal descendant);

     (iv) A Transfer involving a distribution from a retirement plan qualified under Section 401(a) of the Code.

The foregoing definition of "Private Transfer" is intended to include only certain such Transfers as would be disregarded in determining whether Units are readily tradable on a secondary market or the substantial equivalent thereof pursuant to Treasury Regulations Section 1.7704-1(e) (i), (ii), (iii), and (v), and shall be construed and administered in accordance therewith. The Company may modify this definition of Private Transfer from time to time in its discretion to ensure that the terms of this definition comply and continue to comply with such requirements.


"Proceeding" means any action, suit, arbitration, alternative dispute resolution
 ----------
mechanism, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative or investigative in nature, except a proceeding initiated by a Person pursuant to Section 11.2.

"Purchase Price Payment" means each actual cash payment, up to an aggregate of
 ----------------------
$41 million, received by MRC from County District No. 2 of Los Angeles County as consideration for its purchase of landfill project located at the Eagle Mountain Site in California.

"Publicly Traded Partnership" shall have the meaning ascribed to such term in
 ---------------------------
Section 7704(b) of the Code.


"Regulations" means, unless the context clearly indicates otherwise, the
 -----------
regulations currently in force from time to time as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code, as it may be amended from time to time.

"Tax Matters Partner" shall be Richard Stoddard or his successor as designated
 -------------------
pursuant to Section 9.4.

"Transfer" means any sale, transfer, assignment, hypothecation, encumbrance or
 --------
other disposition, whether voluntary or involuntary, by gift, bequest or otherwise of any economic, voting or other interest in a Unit (including right to or in the capital, profits or distributions of the Company). In the case of a hypothecation, the Transfer shall be deemed to occur both at the time of the initial pledge and at any pledgee's sale or a sale by any secured creditor.


"Unit" has the meaning set forth in Section 2.1.
 ----

"Voting Majority" means one or more Percentage Interests of Members that, taken
 ---------------
together, exceed fifty percent (50%) of the aggregate voting power of all Percentage Interests present in person or represented by proxy and entitled to vote on a matter.


                                  Annex C-24

                                  SCHEDULE I


1.  Profits and Losses When Capital Accounts Exhausted.  In compliance with
    --------------------------------------------------
applicable Regulations, if there are Net Losses at any time when no Member's Capital Account is positive, then (i) if there is any Member Nonrecourse Debt outstanding, any Member Nonrecourse Deductions shall be specially allocated to the Member(s) who bears the economic risk of loss with respect to that Member Nonrecourse Debt in accordance with Regulations Section 1.704-2(i) and Regulations Section 1.704-1(b), and (ii) all other deductions or losses shall be allocated to the Members in accordance with their Percentage Interests. Following any such allocations, except as otherwise provided in Regulation
Section 1 .704-2(i)(4) or 1.704-2(f), respectively, each Member who has a share of any decrease in Member Minimum Gain (determined in accordance with Regulations Section 1.704-2(i)(5)) or in Company Minimum Gain (determined in accordance with Regulations Section 1.704-2(g)(2)) shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that portion of such Member's share of such net decrease. Allocations pursuant to the previous sentence shall be made in proportion to the amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with (a) Regulations Section 1.704-2(i)(4) and 1.704-(j)(2) or (b) Regulations 1 .704-2(f)(6) and 1 .704-(j)(2) as applicable. This provision is intended to comply with the minimum gain chargeback requirements contained in the Regulations and shall be interpreted consistently therewith.

2.  No Adjusted Capital Account Deficit.  Regardless of the other provisions of
    -----------------------------------
this Agreement, no Member will be allocated any Net Losses to the extent it would create or increase a deficit in that Member's Adjusted Capital Account at the end of any Fiscal Year. Any Net Losses not allocated because of the preceding sentence shall be allocated as if the Member(s) affected were not Member(s). If, notwithstanding the prior sentence, any Member's Adjusted Capital Account would be negative following a tentative allocation of Net Losses and Net Profits under the other provisions of this Agreement, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate that deficit.

3.  Curative Allocations.  The allocations set forth in this Schedule I (the
    --------------------
"Regulatory Allocations") are intended to comply with the Regulations. To the extent possible, the Members wish that the actual allocations made reflect what would have happened without the effect of these Regulatory Allocations. Therefore, except as prohibited by the Regulations, the Board shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, a Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion under this section, the Board shall take into account any future Regulatory Allocations that, although not yet made, are likely to offset previous Regulatory Allocations.

4.  Definitions.
    -----------

     "Adjusted Capital Account" means, with respect to any Member, an amount
      ------------------------
equal to such Member's Capital Account plus (a) any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); plus (b) any Member Nonrecourse Deductions or any Nonrecourse Deductions; and minus (c) the items described in Regulations Sections 1.704-1 (b)(2)(ii)(d)(4), 1.704-1 (b)(2)(ii)(d)(5), and
1.704-1 (b)(2)(ii)(d)(6). This definition of Adjusted Capital Account is intended to comply with Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

     "Company Minimum Gain" has the meaning ascribed to the term "Partnership
      --------------------
Minimum Gain" in Regulations Section 1.704-2(d).

     "Member Nonrecourse Debt" has the meaning ascribed to the term "Partner
      -----------------------
Nonrecourse Debt" in Regulations Section 1.704-2(b)(4).


                                  Annex C-25

     "Member Minimum Gain" means an amount determined in accordance with
      -------------------
Regulations Section 1.704-2(i)(3) with respect to each Member Nonrecourse Debt equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability (as defined in Regulations Section 1.704-2(b)(3)).

     "Member Nonrecourse Deductions" means items of Company loss, deduction, or
      -----------------------------
Code Section 705(a)(2)(B) expenditures that are attributable to Company Nonrecourse Debt or to other liability owed to a Member for which no other Member bears the economic risk of loss.

     "Nonrecourse Deductions" has the meaning set forth in Regulations Section
      ----------------------
1.704-2(b)(1), and shall also include items of Company loss or deduction referable to such Member's share (determined in accordance with the Member's Percentage Interest) of outstanding recourse liabilities owed by the Company to non-Members for which no Member bears any economic risk of loss.


                                  Annex C-26

                                  Schedule II
                                   Officers


Chairman and Vice Chairman of the Board. The Chairman of the Board, if such office is filled, shall be a Manager and shall preside at all Members' and Board meetings. The Board may also appoint a Vice Chairman of the Board who shall perform the duties of the Chairman of the Board in the absence of the Chairman of the Board.

Chief Executive Officer. The Chief Executive Officer, if any, or the President, as designated by the Board, shall be the chief executive officer of the Company and shall have the general powers of supervision and management of the business and affairs of the Company usually vested in the chief executive officer of a corporation and shall see that all orders and resolutions of the Board are carried into effect. In addition, the Chief Executive Officer shall carry out such duties and responsibilities as may be assigned to him from time to time by the Board. If no designation of chief executive officer is made, the President shall be the chief executive officer. The Chief Executive Officer may delegate to the other officers such of his or her authority and duties at such time and in such manner as he or she deems advisable.

President. The President shall be the chief operating officer of the Company and shall, subject to the supervision and control of the Board and the Chief Executive Officer, if such position is filled, have general supervision, direction and control of the operating affairs of the Company. The President shall have such other powers and duties as shall be prescribed by the Board, the Chief Executive Officer, if any, or this Agreement. The President may delegate to the officers of the Company other than the Chairman of the Board or the Chief Executive Officer, if any, such of his or her authority and duties at such time and in such manner as he or she deems appropriate.

Vice Presidents. In the absence or disability of the President, the Vice Presidents in order of their rank (executive, senior) as fixed by the Board or, if not ranked, the Vice Presidents designated by the Board, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board, the Chief Executive Officer, if any, the President, or this Agreement.

Secretary. The Secretary shall keep, or cause to be kept, a book of minutes at the principal business office or such other place as the Board may order, of all meetings of the Board and Members, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at Managers' meetings, the number of shares present or represented at Members' meetings and the proceedings thereof.

     The Secretary shall keep, or cause to be kept, at the office of the Company or at the principal business office of the Company's transfer agent, if a transfer agent shall be appointed, a Unit ledger, or a duplicate Unit ledger, showing the names of the Members and their addresses; the number and classes of Units held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall cause to be kept at the principal business office of the Company a copy of its Certificate, a copy of this Agreement and all amendments thereto, and a statement setting out the name of the custodian of such Unit ledger or duplicate Unit ledger and the present and complete post office address, including street and number, if any, where such Unit ledger or duplicate Unit ledger is kept.

     The Secretary shall give, or cause to be given, notice of all the meetings of the Members and of the Board required by this Agreement to be given, and he shall keep the seal of the Company in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or this Agreement.

Chief Financial Officer. The Chief Financial Officer shall also be the treasurer of the Company, and he or she shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts,


                                  Annex C-27
disbursements, gains, losses, and capital. The books of account shall at all times be open to inspection by any Manager.

          The Chief Financial Officer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the Company with such depositories as may be designated by the Board. He shall disburse the funds of the Company as may be ordered by the Board, shall render to the President and Managers, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the Company, and shall have such other powers and perform such other duties as may be prescribed by the Board or this Agreement.


                                  Annex C-28

                                 ANNEX D

          TEXT OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262. APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation or depository receipts in respect thereof;

          b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

          c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

          d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                                   Annex D-1

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand, as provided in this Proxy Statement/Prospectus. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2)  If the merger or consolidation was approved pursuant to (S)228 or
(S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date or the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date or the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

                                   Annex D-2

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or

                                   Annex D-3
resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   Annex D-4

                                    ANNEX E

                            AUDIT COMMITTEE CHARTER

                            Adopted April 14, 1997

          The Audit Committee shall be composed of at least three (3) members, to be appointed annually by the Board of Directors. The Audit Committee shall be made up exclusively of outside directors.

          The Audit Committee shall:

          1. Oversee and approve the selection of the Corporation's independent auditor;

          2. Review on a periodic basis the independence of the Corporation's external auditor, including the amount and scope of any consulting services provided by the external auditor;

          3. Oversee and review on a periodic basis the Corporation's internal accounting and reporting procedures and controls;

          4. Oversee and review the Corporation's public financial statements and Securities and Exchange Commission filings;

          5. Consider major accounting treatment issues and select and adopt, as appropriate, accounting treatment standards and reporting methods for the Corporation;

          6. Consider major tax treatment issues and select and adopt, as appropriate, tax treatment standards and reporting methods for the Corporation;

          7. Review and work with the Corporation's officers in tax planning for the Corporation;

          8. Oversee and review the Corporation's compliance with Federal and state securities laws and the Corporation's policies on insider trading; and

          9. Undertake such other items and duties as may be expressly assigned or delegated to the Audit Committee from time to time by resolution of the Board of Directors.

                                   Annex E-1

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 18-108 of the Delaware Limited Liability Company Act provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability agreement.

     The Registrant's operating agreement provides that no manager, officer, or member will be liable to Registrant or to its members for any loss unless the loss was caused by that person's fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of the law. The operating agreement also includes provisions that require the Registrant to indemnify its managers, officers, and members for monetary damages and expenses incurred in connection with any pending or threatened action, including, among other actions, an action by or on behalf of the Registrant, because of that person's status or actions as a manager, officer or member of the Registrant. The operating agreement also permits, but does not require, the Registrant to indemnify any agent of the Registrant for his or her actions or status as an agent, on terms to be determined by the Registrant's managers at the time. Any person seeking indemnification must have acted in good faith and in a manner he or she reasonably believed to be consistent with the Registrant's best interests and, in the case of a criminal proceeding, he or she had no reasonable cause to believe that the conduct was unlawful. Any person seeking indemnification would be required to state that this standard of conduct had been met; in the case of a manager, officer, or member, the Registrant would then bear the burden of proving that the standard had not been met if the Registrant sought to deny indemnification. Generally, the Registrant would be required to provide indemnification whether or not the indemnitee was found liable in the action against him or her. However, the Registrant would not indemnify any person for liability in connection with (i) an action initiated by the indemnitee (other than an action initiated by an indemnitee against the Registrant to enforce his or her indemnification rights), (ii) willful misconduct, or conduct which is knowingly fraudulent or deliberately dishonest, or (iii) conduct for which indemnification is unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Securities Act and is therefore unenforceable.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     See Index to Exhibits at pages II-4 and II-10.

ITEM 22.  UNDERTAKINGS

     a.  Undertakings required by Item 512 of Regulation S-K

               1. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter with the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for buy the other items of the applicable forms.

               2. The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     b. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonably grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ontario, State of California, on this 16th day of October 2001.


                                    KAISER VENTURES LLC


                                    By:  /s/ Richard E. Stoddard
                                        -------------------------------------
                                        Richard E. Stoddard
                                        President and Chief Executive Officer


                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities and on the dates indicated.


               SIGNATURE                       TITLE                       DATE

            *                  President, Chief Executive Officer and
------------------------------ Manager (Principal Executive Officer)   October 16, 2001
Richard E. Stoddard

            *                     Chief Financial Officer and Vice
------------------------------  President Finance and Administration   October 16, 2001
James F. Verhey                 (Principal Financial and Accounting
                                              Officer)

            *
------------------------------                Manager                  October 16, 2001
Ronald E. Bitonti

            *
------------------------------                Manager                  October 16, 2001
Todd G. Cole

            *
------------------------------         Vice Chairman; Manager          October 16, 2001
Gerald A Fawcett

            *
------------------------------                Manager                  October 16, 2001
Marshall F. Wallach

By:

/s/ Richard E. Stoddard        President, Chief Executive Officer and
------------------------------ Manager (Principal Executive Officer)   October 16, 2001
Richard E. Stoddard

                                 EXHIBIT INDEX

   Exhibit
   Number                           Document Description
-----------      --------------------------------------------------------------
   2.1           Second Amended Joint Plan of Organization as Modified, as
                 filed with the United States Bankruptcy Court for the District of Colorado on September 19, 1988, incorporated by reference from Exhibit 2.1 of the Company's Form 10-K
                 Report for the year ended December 31, 1988.

   2.2 Second Amended Joint Plan of Reorganization Modification, as filed with the United States Bankruptcy Court on September 26, 1988, incorporated by reference from Exhibit
                 2.2 of the Company's Form 10-K Report for the year ended December 31, 1988.

   2.3 United States Bankruptcy Court Order dated October 4, 1988, confirming the Second Amended Joint Plan of Reorganization as Modified, incorporated by reference from Exhibit 2.3 of the Company's Form 10-K Report for the year ended December 31, 1988.

   2.4 Stock Purchase Agreement between Kaiser Ventures Inc. and the New Kaiser Voluntary Employees' Beneficiary Association dated November 22, 1999, incorporated by reference from
                 Exhibit 2.1 of the Company's Form 8-K dated November 22,
                 1999.

   2.5 Stock Purchase Agreement between Kaiser Ventures Inc. and Pension Benefit Guaranty Corporation dated November 22, 1999, incorporated by reference from Exhibit 2.2 of the Company's Form 8-K dated November 22, 1999.

   2.6           Agreement and Plan of Merger between Kaiser Ventures Inc.
                 and Kaiser Ventures LLC, incorporated by reference from Annex A to Kaiser Ventures Inc.'s Schedule 14A, filed concurrently with this Registration Statement on Form S-4.

   2.7 Certificate of Merger to be filed with the Secretary of State of Delaware, incorporated by reference from Annex B to Kaiser Ventures Inc.'s Schedule 14A, filed concurrently with this Registration Statement on Form S-4.

   3.1 Restated Certificate of Incorporation of Kaiser Steel Corporation filed with the Secretary of State of Delaware on November 17, 1988, incorporated by reference from Exhibit D(i) to the Company's Form 8-A dated November 21, 1988.

   3.1.1 Certificate of Amendment to Restated Certificate of Incorporation of Kaiser Steel Resources, Inc. filed with the Delaware Secretary of State on October 2, 1990, incorporated by reference from the Company's Form 8-K Report dated September 18, 1990.

   3.1.2 Certificate of Amendment to Restated Certificate of Incorporation of Kaiser Steel Resources, Inc. changing the Corporation's name to Kaiser Resources Inc., filed with the Delaware Secretary of State on June 14, 1993, incorporated by reference from Exhibit 4.1.2 of the Company's Form 10-K Report for the year ended December 31, 1993.

   3.1.3 Certificate of Amendment to Restated Certificate of Incorporation of Kaiser Resources Inc. changing the Corporation's name to Kaiser Ventures Inc., filed with the Delaware Secretary of State on June 19, 1995.

   3.2 Amended and Restated Bylaws of Kaiser Ventures Inc., effective January 6, 2000, incorporated by reference from
                 Exhibit 3.2 of the Company's Form 10-K Report for the year ended December 31, 1999.

   Exhibit
   Number                     Document Description
-----------    ----------------------------------------------------------------
   3.3         Certificate of Formation of Kaiser Ventures LLC, filed with the
               Delaware Secretary of State on July 10, 2001, incorporated by reference from Exhibit 3.3 to the Company's Registration
               Statement on Form S-4, filed on July 16, 2001.

   3.4 Kaiser Ventures LLC Operating Agreement, effective as of July 10, 2001, incorporated by reference from Annex C to Kaiser Ventures Inc.'s Schedule 14A, filed concurrently with this Registration Statement on Form S-4.

   3.5 Amended and Restated Kaiser Ventures LLC Operating Agreement, effective as of October 1, 2001, incorporated by reference from Annex C to Kaiser Ventures Inc.'s Schedule 14A, filed concurrently with this Registration Statement on Form S-4.

   4.1. Stock Purchase Warrant between Kaiser Ventures Inc. and the New Kaiser Voluntary Employees' Beneficiary Association dated November 22, 1999, incorporated by reference from Exhibit 4.1 of the Company's Form 8-K dated November 22, 1999.

   4.2 Stock Purchase Warrant between Kaiser Ventures Inc. and Pension Benefit Guaranty Corporation dated November 22, 1999, incorporated by reference from Exhibit 4.2 of the Company's Form 8-K dated November 22, 1999.

   4.3 Kaiser Ventures LLC Operating Agreement, effective as of July 10, 2001, incorporated by reference from Annex C to Kaiser Ventures Inc.'s Schedule 14A, filed concurrently with this Registration Statement on Form S-4.

   4.4 Amended and Restated Kaiser Ventures LLC Operating Agreement, effective as of October 1, 2001, incorporated by reference from Annex C to Kaiser Ventures Inc.'s Schedule 14A, filed concurrently with this Registration Statement on Form S-4.


   5.1 Opinion of Guth | Christopher LLP, counsel to Kaiser Ventures LLC, regarding the legality of the Class A Units being registered, incorporated by reference from Exhibit 5.1 of the Company's Amendment No. 2 to Registration Statement on Form S-4 filed on September 13, 2001.

   8.1 Tax opinion of Ernst & Young, LLP, tax accountants to Kaiser Ventures Inc. and Kaiser Ventures LLC, regarding the federal income tax consequences of the Conversion Proposal, incorporated by reference from Exhibit 8.1 of the Company's Amendment No. 2 to Registration Statement on Form S-4 filed on September 13,
               2001.

   10.1 Lease Entered Into Between Kaiser Eagle Mountain, Inc., and Mine Reclamation Corporation, dated November 30, 1988, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K Report for the year ended December 31, 1988.

   10.1.1 First Amendment dated December 18, 1990, to Lease dated November 30, 1990 between Kaiser Eagle Mountain, Inc. and Mine Reclamation Corporation, incorporated by reference from the Company's Form 8-K Report dated December 18, 1990.

   10.1.2 Second Amendment dated July 29, 1994, to Lease dated November 30, 1990, between Kaiser Eagle Mountain, Inc. and Mine Reclamation Corporation, incorporated by reference from Exhibit 4 of the Company's Form 10-Q Report for the period ending June 30, 1994.

   10.1.3 Third Amendment dated January 29, 1995, but effective as of January 1, 1995, to Lease dated November 30, 1990, between Kaiser Eagle Mountain, Inc. and Mine Reclamation Corporation, incorporated by reference from Exhibit 10.1.3 of the Company's Form 10-K Report for the year ended December 31, 1994.

   10.1.4 Fourth Amendment dated effective January 1, 1996, between Kaiser Eagle Mountain, Inc. and Mine Reclamation Corporation, incorporated by reference from Exhibit 10.1.4 of the Company's Form 10-K Report for the year ended December 31, 1995.

   10.1.5 Indemnification Agreement dated September 9, 1997 among Riverside County, Mine Reclamation Corporation, Kaiser Eagle Mountain, Inc. Eagle Mountain Reclamation, Inc. and Kaiser Ventures Inc, incorporated by reference from Exhibit 10.1 of the Company's Form 10-Q Report for the period ended September 30, 1997.

   10.1.6 Development Agreement to be executed upon consummation of federal land exchange among Riverside County, Mine Reclamation Corporation, Kaiser Eagle Mountain, Inc. Eagle Mountain Reclamation, Inc. and Kaiser Ventures Inc., incorporated by reference

   Exhibit
   Number                       Document Description
-----------     ---------------------------------------------------------------
                from Exhibit 10.2 of the Company's Form 10-Q Report for the period ended September 30, 1997.

   10.1.7 Operating Agreement for Mine Reclamation, LLC dated June 1, 2000, incorporated by reference from Exhibit 10.1.7 of the Company's Form 10-K Report for the year ended December 31, 2000.

   10.2 Agreement for Purchase and Sale of Real Property and Related Personal Property in Regard to the Eagle Mountain Sanitary Landfill Project and Joint Escrow Instructions between County Sanitation District No. 2 of Los Angeles County and Mine Reclamation, LLC incorporated by reference from Exhibit 10.3 of the Company's Form 10-Q Report for the quarter ended June 30, 2000, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K Report for the year ended December 31, 2000.

   10.3 Eagle Mountain Lease between Management and Training Corporation and Kaiser Steel Corporation, dated November 16, 1987, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K Report for the year ended December 31, 1988.

   10.3.1 First Amendment dated July 1, 1990, to Lease between Management and Training Corporation and Kaiser Steel Resources, Inc., incorporated by reference from Exhibit 10.3.1 of the Company's Form 10-K Report for the year ended December 31, 1990.

   10.3.2 Second Amendment dated November 16, 1992, to Lease dated November 16, 1987 between Management and Training Corporation and Kaiser Steel Resources, Inc., incorporated by reference from
                Exhibit 10.3.2 of the Company's Form S-2 Registration No. 33-56234).

   10.3.3 Third Amendment to Eagle Mountain Lease between Management and Training Corporation and Kaiser Steel Resources, Inc. dated November 16, 1997, incorporated by reference from Exhibit 10.3.3 of the Company's Form 10-K Report for the year ended December 31, 1998.

   10.3.4 Fourth Amendment to Eagle Mountain Lease between Management and Training Corporation and Kaiser Ventures Inc. dated February 1, 1999, incorporated by reference from Exhibit 10.3.4 of the Company's Form 10-K Report for the year ended December 31, 1998.

   10.4* Second Amended and Restated Employment Agreement between Kaiser Ventures Inc. and Richard E. Stoddard dated as of September 19, 2000, incorporated by reference from Exhibit 10.4 of the Company's Form 10-Q Report for the quarter ended September 30, 2000.

   10.5*        Employment Agreement between Kaiser Ventures Inc. and Gerald A.
                Fawcett dated as of January 18, 1999, incorporated by reference from Exhibit 10.5 of the Company's 10-K Report for the year ended December 31, 1998.

   10.6* Amended and Restated Employment Agreement between Kaiser Ventures Inc. and Terry L. Cook dated as of September 19, 2000, incorporated by reference from Exhibit 10.4 of the Company's Form 10-Q Report for the quarter ended September 30, 2000.

   10.7* Transition Employment Agreement between Kaiser Ventures Inc., and Lee R. Redmond dated as of January 6, 2000, incorporated by reference from Exhibit 10.6 of the Company's 10-K Report for the year ended December 31, 1999.

   10.8* Amended and Restated Employment Agreement between Kaiser Ventures Inc. and

   Exhibit
   Number                 Document Description
-----------  ------------------------------------------------------------------
              Paul E. Shampay dated as of September 19, 2000, incorporated by reference from Exhibit 10.6 of the Company's 10-Q Report for the quarter ended September 30, 2000.

   10.9* Amended and Restated Employment Agreement between Kaiser Ventures Inc. and Anthony Silva dated as of September 19, 2000, incorporated by reference from Exhibit 10.5 of the Company's Form 10-Q Report for the quarter ended September 30, 2000.
[Exhibit
 10.10
deleted]

   10.11* First Amendment to the Second Amended and Restated Employment Agreement between Richard E. Stoddard and Kaiser Ventures Inc. dated as of April 11, 2001, incorporated by reference Exhibit 10.1 of the Company's Form 10-Q Report for the quarter ended June 30, 2001.

   10.12* First Amendment to the Amended and Restated Employment Agreement between Terry L. Cook and Kaiser Ventures Inc. dated as of April 11, 2001, incorporated by reference Exhibit 10.2 of the Company's Form 10-Q Report for the quarter ended June 30, 2001.

   10.13* First Amendment to the Amended and Restated Employment Agreement between Anthony Silva and Kaiser Ventures Inc. dated as of April 11, 2001, incorporated by reference Exhibit 10.3 of the Company's Form 10-Q Report for the quarter ended June 30, 2001.

   10.14* First Amendment to the Amended and Restated Employment Agreement between Paul E. Shampay and Kaiser Ventures Inc. dated as of April 11, 2001, incorporated by reference Exhibit 10.4 of the Company's Form 10-Q Report for the quarter ended June 30, 2001.

   10.15* Second Amended and Restated Employment Agreement between James F. Verhey and Kaiser Ventures Inc. dated as of April 11, 2001, incorporated by reference Exhibit 10.5 of the Company's Form 10-Q Report for the quarter ended June 30, 2001.

   10.16 Lease Agreement between American Trading Estate Properties (now known as Lord Baltimore Properties), Landlord and Kaiser Resources Inc., Tenant, dated June 6, 1994, incorporated by reference from
              Exhibit 10.8 of the Company's Form 10-K Report for the year ended December 31, 1994.

   10.16.1 Second Amendment to Lease Agreement between Lord Baltimore Properties and Kaiser Ventures Inc. dated September 27, 1999, incorporated by reference from Exhibit 10.11.1 of the Company's Form 10-K Report for the year ended December 31, 1999.

   10.17 Settlement Agreement between Kaiser Resources Inc. and California Regional Water Quality Control Board, Santa Ana Region, dated October 21, 1993, incorporated by reference from Exhibit 10.11.2 of the Company's Form 10-K Report for the year ended December 31, 1993.

   10.18 Lease of Corporate shares of Fontana Union Water Company coupled with Irrevocable Proxy between Kaiser Resources Inc. and Cucamonga County Water District dated July 1, 1993, incorporated by reference from Exhibit 1 to Form 10-Q dated June 30, 1993.

   10.18.1 Stock Purchase Agreement and Joint Escrow Instructions between Kaiser Ventures Inc. and Cucamonga County Water District dated as of November 14, 2000, incorporated by reference from Exhibit 10.7 of the Company's Form 10-Q Report for the quarter ended September 30, 2000.

   Exhibit
   Number                    Document Description
-----------  ------------------------------------------------------------------
   10.19 Assignment from Kaiser Steel Resources, Inc. to KSC Recovery, Inc., dated December 29, 1989, incorporated by reference from
              Exhibit 10.20 of the Company's Form 10-K Report for the year ended December 31, 1989.

   10.20 Amended, Restated and Substituted Kaiser Steel Resources, Inc. 1989 Stock Plan, incorporated by reference from the Company's Proxy Statement for the Special Meeting of Stockholders held on October 2, 1990.

   10.21* Kaiser Steel Resources, Inc. 1992 Stock Option Plan, as amended, incorporated by reference from Exhibit 10.16 of the Company's Form S-2 (Registration No. 33-56234).

   10.22* Kaiser Ventures Inc. 1995 Stock Plan incorporated by reference from Exhibit 10.15 of the Company's 10-K Report for the year ended December 31, 1995.

   10.22.1* First Amendment to Kaiser Ventures Inc. 1995 Stock Option Plan, incorporated by reference from Exhibit 4.1.1 of the Company's Form S-8 Registration Statement (Registration No. 333-17843).

   10.23* Long Term Transaction Incentive Plan adopted by the Company effective September 19, 2000, incorporated by the reference from
              Exhibit 10.1 of the Company's Form 10-Q Report for the quarter ended September 30, 2000.

   10.24* Board of Directors Stock Plan adopted May 10, 2000, incorporated by reference from Exhibit 10.19 of the Company's Form 10-K Report for the year ended December 31, 2000.

   10.24.1* Form of Restricted Stock Agreement for Directors Stock Plan, incorporated by reference from Exhibit 10.19.1 of the Company's Form 10-K Report for the year ended December 31, 2000.

   10.25 Settlement Agreement among Kaiser Resources Inc., KSC Recovery, Inc., Kaiser Coal Corporation, the UMWA Combined Benefit Fund and the UMWA 1992 Benefit Plan dated December 1, 1994, incorporated by reference from Exhibit 10.22 of the Company's 10-K Report for the year ended December 31, 1994.

   10.26 Promissory Note of McLeod Properties, Fontana LLC, dated September 30, 1997 payable to the order of Kaiser Ventures Inc., incorporated by reference from Exhibit 10.3 of the Company's 10-Q Report for the period ended September 30, 1997.

   10.26.1 Guaranty Agreement of Budway Enterprises, Inc. and V.M. McLeod dated September 30, 1997, incorporated by reference from Exhibit
              10.3.1 of the Company's 10-Q Report for the period ended September 30, 1997.

   10.26.2 Subordinated Deed of Trust, Assignment of Leases and Rents and Security Agreement dated September 30, 1997 given by McLeod Properties, Fontana LLC for the benefit of the Kaiser Ventures Inc., incorporated by reference from Exhibit 10.3.2 of the Company's Form 10-Q Report for the period ended September 30, 1997.

   10.27 Members Operating Agreement dated June 19, 1997 between Kaiser Recycling Corporation and West Valley Recycling & Transfer, Inc., incorporated by reference from Exhibit 10.1 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.27.1 Performance Guaranty and Indemnification Agreement (KRC Obligations) dated June 19, 1997 given by Kaiser Ventures Inc. for the benefit of West Valley MRF, LLC and West Valley Recycling & Transfer, Inc., incorporated by reference from Exhibit

   Exhibit
   Number                 Document Description
-----------   ------------------------------------------------------------------
              10.1.1 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.28 Loan Agreement dated as of June 1, 1997 between West Valley MRF, LLC and California Pollution Control Financing Authority, incorporated by reference from Exhibit 10.2 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.28.1 Indenture Agreement dated as of June 1, 1997 between California Pollution Control Financing Authority and BNY Western Trust Company for the benefit of $9,500,000 California Pollution Control Financing Authority Variable Rate Demand Solid Waste Disposal Revenue Bonds (West Valley MRF, LLC Project) Series 1997A, incorporated by reference from Exhibit 10.2.1 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.28.2 Remarketing Agreement dated as of June 1, 1997, and among West Valley MRF, LLC and Westhoff, Cone & Holmstedt and Smith Barney, Inc. with regard to $9,500,000 California Pollution Control Financing Authority Variable Rate Demand Stock Waste Disposal Revenue Bonds (West Valley MRF, LLC Project) Series 1997A, incorporated by reference from Exhibit 10.3 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.29 Reimbursement Agreement dated as of June 1, 1997 between West Valley MRF, LLC and Union Bank of California, N.A., incorporated by reference from Exhibit 10.4 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.29.1 Guaranty and Mandatory DSR Agreement dated as of June 1, 1997 given by Kaiser Ventures Inc. and Kaiser Recycling Corporation for the benefit of Union Bank of California, N.A., incorporated by reference from Exhibit 10.4.1 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.29.2 Environmental Compliance Agreement dated as of June 19, 1997 between West Valley MRF, LLC and Union Bank of California, N.A., incorporated by reference from Exhibit 10.5 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.29.3 Environmental Guaranty Agreement dated as of June 19, 1997 given by Kaiser Ventures Inc. and Kaiser Recycling Corporation for the benefit of Union Bank of California, N.A., incorporated by reference from Exhibit 10.5.1 of the Company's 10-Q Report for the period ended June 30, 1997.

   10.30 First Amendment and Restated Environmental Guaranty Agreement between West Valley MRF, LLC and Union Bank of California dated May 1, 2000, incorporated by reference from Exhibit 10.4 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.30.1 Guaranty and Mandatory Deposit Agreement between West Valley MRF, LLC and Union Bank of California, N.A. dated May 1, 2000, incorporated by reference from Exhibit 10.4.1 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.30.2 First Amendment and Restated Environmental Compliance Agreement between West Valley MRF, LLC and Union Bank of California, N.A. dated May 1, 2000, incorporated by reference from Exhibit 10.4.2 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.30.3 Reimbursement Agreement between West Valley MRF, LLC and Union Bank of California, N.A. dated May 1, 2000, incorporated by reference from Exhibit 10.4.3 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   Exhibit
   Number                           Document Description
-----------   --------------------------------------------------------------
   10.30.4    Loan Agreement between West Valley MRF, LLC and Union Bank of
              California, N.A. dated May 1, 2000, incorporated by reference from
              Exhibit 10.4.4 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.30.5 Loan Guaranty between West Valley MRF, LLC and Union Bank of California, N.A. dated May 1, 2000, incorporated by reference from
              Exhibit 10.4.5 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.31 Registration Rights Agreement among Kaiser Venture Inc. and the New Kaiser Voluntary Employees' Beneficiary Association and Pension Benefit Guaranty Corporation dated November 22, 1999, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K dated November 22, 1999.

   10.32 Contingent Payment Agreement between Kaiser Ventures Inc and the New Kaiser Voluntary Employees' Beneficiary Association dated November 22, 1999, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated November 22, 1999.

   10.33 Contingent Payment Agreement between Kaiser Ventures Inc and Pension Benefit Guaranty Corporation dated November 22, 1999, incorporated by reference from Exhibit 10.3 of the Company's Form 8-K dated November 22, 1999.

   10.34 Purchase and Sale Agreement and Joint Escrow Instructions among Kaiser Ventures Inc., Kaiser Steel Land Development, Inc. and CCG Ontario, LLC dated July 13, 2000, incorporated by reference from
              Exhibit 10.1 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.34.1 First Amendment to Purchase and Sale Agreement and Joint Escrow Instructions among Kaiser Ventures Inc., Kaiser Steel Land Development, Inc. and CCG Ontario, LLC dated July 20, 2000, incorporated by reference from Exhibit 10.1.1 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.34.2 Second Amendment to Purchase and Sale Agreement and Joint Escrow Instructions among Kaiser Ventures Inc., Kaiser Steel Land Development, Inc. and CCG Ontario, LLC dated July 27, 2000, incorporated by reference from Exhibit 10.1.2 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.34.3 Third Amendment to Purchase and Sale Agreement and Joint Escrow Instructions among Kaiser Ventures Inc., Kaiser Steel Land Development, Inc. and CCG Ontario, LLC dated August 15, 2000, incorporated by reference from Exhibit 10.1.3 of the Company's Form 10-Q Report for the period ended June 30, 2000.

   10.34.4 Purchase Agreement and Escrow Instructions between Kaiser Steel Land Development, Inc. and The California Speedway Corporation dated August 10, 2000, incorporated by reference from Exhibit
              10.1.6 of the Company's Form 10-Q Report for the period ended September 30, 2000.

   21 Subsidiaries of Kaiser Ventures Inc. (all of which will become subsidiaries of Kaiser Ventures LLC by operation of law in the merger), incorporated by reference from Exhibit 21 of the Company's Registration Statement on Form S-4, filed on July 16, 2001.

   23.1       Consent of Ernst & Young LLP, independent auditors.

   23.2 Consent of Guth | Christopher LLP, counsel to Kaiser Ventures LLC (included in Exhibit 5.1)

   23.3 Consent of Duff & Phelps, LLC, independent valuation firm, incorporated by reference from Exhibit 23.3 of the Company's Amendment No. 1 to its Registration Statement on Form S-4 filed on September 13, 2001.

   24 Power of Attorney (previously filed on page II-3 of the Company's Registration Statement on Form S-4 filed July 16, 2001).

   99.1       Proxy Card for Annual Meeting of Kaiser Venture Inc. stockholders.

   99.2 Opinion as to Federal Income Tax Consequences of the Conversion Proposal of Ernst & Young, LLP, independent public accountants, incorporated by reference from Exhibit 99.2 of the Company's Amendment No. 3 to its Registration Statement on Form S-4 filed on October 9, 2001.

   99.3 Preliminary Opinion and related analysis of Duff & Phelps, LLC, relating to its independent valuation, incorporated by reference from Exhibit 99.3 of the Company's Amendment No. 3 to its Registration Statement on Form S-4 filed on October 9, 2001.

*    Indicates compensation plan, contract or arrangement.

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